FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - June 2016 results

2	Financial report for January - June 2016 results

3	Financial information for January - June 2016 results

4	Analyst presentation for January - June 2016 results

Item 1

PRESS RELEASE

FIRST HALF 2016 RESULTS

Santander delivers profit of EUR 2.911 billion and reaffirms objective of increasing cash dividend per share by 10% and total dividend per share by 5% in 2016

Underlying profit amounted to EUR 3.280 billion, a 9% increase year on year.

¡   We continue to deliver on our commitments and reaffirm guidance of an increase in earnings and total dividend per share in 2016, despite worse than expected economic conditions.

¡   We are improving the quality of our balance sheet (NPLs fell), solvency (core capital improved 9 bps, to 10.36%), and profitability (RoTE reached 11.1%). Customer loans and deposits grew by 4% and digital clients reached 19.1 million (+23%).

¡   Our business in Brazil continues to perform even better than expected, delivering 6% growth in net profit in local currency.

¡   We are investing in our people and improving digital and branch-based personal services for all our customers.”

Ana Botín, Group executive chairman of Banco Santander

•	ONE-OFFS. One-off transactions reduced earnings by net EUR 368 million. In the second quarter, restructuring costs were EUR 475 million and a contribution of EUR 120 million was made to the European Resolution Fund. Santander also made a capital gain of EUR 227 million from the sale of its stake in Visa Europe. In the same period of 2015, there was an extraordinary profit of EUR 835 million from Brazil. Those one-offs and the exchange rate effect reduced net profit by 32%.

•	RESULTS. Net operating income rose by 2% to EUR 11,275 million in the first half of the year. Net interest income increased 3% and fee income rose 8% thanks to higher activity from loyal customers who benefit from the 1|2|3 strategy.

•	CAPITAL. The CET1 fully loaded capital ratio rose 9 basis points in the quarter, to 10.36%, on target to exceed 11% in 2018.

•	DIVERSIFICATION. Europe contributed 57% to Group profit (UK, 20% and Spain, 15%) and the Americas, 43% (Brazil, 19% and Mexico, 7%).

•	Spain: Ordinary attributable profit amounted to EUR 616 million (+8%). Lending increased over the prior quarter (+1%).

•	UK: Attributable profit of EUR 843 million (GBP 656 million, -12%, due to the impact of the new bank tax). Loans grew 3% and customer funds, 6%.

•	Brazil: Attributable profit reached EUR 788 million (BRL 3,245 million, +6%). Lending dropped 2% and customer funds rose 9%.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 289 5211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Madrid, 27 July 2016. Banco Santander registered attributable profit of EUR 2.911 billion in the first half of 2016, a 32% decrease compared to the same period of 2015. This decline is affected by one-offs and the depreciation against the euro of the currencies of the main countries where the Group is present.

In the second quarter of 2016, one-off charges amounting to net EUR 368 million were booked, while in the same quarter last year a positive one-off of EUR 835 million was registered from the reversal of loan loss provisions in Brazil. Without the impact of these one-offs and the exchange rate effect, the Group’s ordinary profit grows 9% to EUR 3.28 billIion.

In the first half of 2015, currencies were stronger against the euro. For this reason, for comparison purposes, the income statement includes variations in euros and without the exchange rate impact.

In a year in which the global macroeconomic outlook has deteriorated, Banco Santander improved the quality of its balance sheet, its solvency and its profitability. This allows the Bank to reaffirm its commitment to end the year with an increase in earnings per share, while growing total dividend per share 5% and the cash dividend, approximately 10%.

Results

In this scenario, the Bank’s two main business lines, lending and customer funds, increased by 4%. In addition, the number of loyal clients increased by 10%, to 14.4 million, and digital customers 23%, to 19.1 million. These increases in business and loyalty led to growth of 3% in net interest income and 8% in fee income. This performance is mainly a result of greater transactionality and product sales that stem from the 1|2|3 strategy which has already been implemented in the UK, Spain, Portugal and, recently, Mexico. Increasing loyalty and digitalization are pillars of the Group’s commercial transformation.

Net operating income, which indicates recurring results generation capacity, reached EUR 11,275 million, a 2% increase (-8% in euros). The efficiency ratio stood at 47.9%, a 0.2 point improvement over the prior quarter.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 289 5211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Loan loss provisions came in at EUR 4,613 million, almost the same as the first half of 2015 (-9% in euros). This performance occurs in the context of a drop in NPLs, now at 4.29%, 0.35 percentage point less than a year ago, and an increase in coverage of three points, to 73%. NPLs improved in general, with Spain, Mexico, Chile, Poland and Santander Consumer Finance (SCF) standing out.

57% of Group profits is generated in Europe and 43% in the Americas. By country, the largest contribution was made by the UK, with 20%, followed by Brazil (19%), Spain (15%), Mexico (7%), the United States and Chile (6% each), Portugal (5%), Argentina (4%) and Poland (3%). SCF, which operates in more than ten European countries, particularly in Germany, Spain and the Nordics, contributed 13% to profits after earning 533 million, with growth of 16% in euros, 18% without the exchange rate effect.

Business

Banco Santander closed the first quarter of 2016 with total assets of EUR 1.343 trillion, an increase of 6% year on year (0% in euros). Lending volume amounted to EUR 795,182 million, 4% over last year (-3% in euros). Overall customer funds reached EUR 765,859 million, with growth of 4% (-2% in euros).

Spain. The loan portfolio reached EUR 157,337 million euros, with a 2% drop over the first half of 2015. Nevertheless, this figure represents an increase of almost 1% with respect to the first quarter 2016, reflecting growth in financing to businesses. The year-on-year decrease is tied to the 8% drop in financing to the public sector and the 3% decrease in the mortgage book. New production increased sharply, with growth of 18% in SMEs and 25% lending to retail customers due to consumer finance and mortgages.

Total customer funds (deposits plus mutual funds) amounted to EUR 218,687 million, a 4% decrease. Low interest rates and the appeal of the 1|2|3 account meant that term deposits fell 21%, while demand deposits rose 2% and assets in mutual funds rose 3%. The cost of deposits fell for the second consecutive quarter, to 0.48%, 0.08 point less than the prior year.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 289 5211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The 1|2|3 strategy, which now benefits 1.24 million customers in Spain of which 380,000 joined this year, improves customer loyalty and increases market share in payroll deposits, pensions and card fees. This increased activity resulted in fee income growth of 7% in retail banking.

United Kingdom. The lending portfolio amounted to EUR 251,977 million at the end of the first half of 2016, with growth of 3% in pounds (-11% in euros) and progress made in all segments. Financing to companies grew 11%, and mortgages and consumer financing, 2%. The mortgage book is diversified throughout the UK and is high quality, with low average amounts per mortgage, low ratios of loan over asset value and low total credit over customer income.

In the U.K., the volume of assets in mutual funds reached EUR 211,699 million and grew 6% in the year in pounds (-9% in euros). Over the last four years, the 1|2|3 strategy, has attracted 4.9 million clients, 276,000 in the first half of 2016.

Brazil. The credit portfolio reached EUR 72,096 million, with a decrease of 2% in reals (-5% in euros). By segments, financing to individuals increased 3%, boosted by payroll credit and mortgages, while lending to companies declined.

Total deposits and mutual funds reached EUR 91,507 million, with growth of 6% without the exchange rate effect (+2% in euros), with good progress in letras financeiras (notes) and mutual funds.

As for the rest of the Group’s main countries, United States grew lending 4% and slightly increased customer funds; in Mexico, loans rose 16% and customer funds, 14%; Chile increased both business lines 8%; Portugal grew lending 23% and customer funds, 24%; Poland increased loans 12% and customer funds, 7%; and Argentina grew its credit portfolio 46% and customer funds 53% (both impacted by high inflation).

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 289 5211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Lastly, Santander Consumer Finance, which groups the consumer finance business in continental Europe, grew deposits 5% and lending to customers 14%, boosted by the agreement with French group PSA Finance.

Capital

With regards to capital ratios, the bank closed the first half of the year with total eligible equity of EUR 79,371 million, and risk weighted assets of EUR 586,020 million. Santander has a CET1 capital ratio of 12.32%, 2.57 percentage points more than the minimum required by the European Central Bank for 2016, which is 9.75%.

The CET1 fully loaded capital ratio, which assumes capital requirements that will be in force as of 1 January 2019, is 10.36%, 0.31 point more than at the end of 2015. This capital ratio is in line to reach Santander’s goal of 11% by 2018.

Banco Santander´s board of directors has announced its intention to distribute a EUR 0.21 dividend against the 2016 fiscal year, which would mean an increase of 5% of the dividend per share over 2015. Of this amount, EUR 16.5 cents would be paid in cash, 10% more than the prior year, and EUR 4.5 cents in cash or shares, depending on each shareholder’s preference. Next August 1, the first dividend charged to 2016 results will be paid and it will be EUR 5.5 cents per share in cash, 10% more than the same period last year.

Banco Santander has a market capitalization of approximately EUR 55,000 million, making it the leading bank in the euro zone. Santander has 3,794,920 shareholders and 191,138 employees serving over 121 million customers through 12,589 branches.

More information at www.santander.com

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 289 5211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

FINANCIAL REPORT 2016
JANUARY - JUNE
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ Million)	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Total assets	1,342,906	1,324,200	1.4	1,342,906	1,339,376	0.3	1,340,260
Net customer loans	783,457	773,452	1.3	783,457	799,233	(2.0)	790,848
Customer deposits	671,903	670,626	0.2	671,903	687,918	(2.3)	683,142
Managed and marketed customer funds	1,077,369	1,057,964	1.8	1,077,369	1,082,946	(0.5)	1,075,563
Total equity	100,346	98,781	1.6	100,346	101,952	(1.6)	98,753
Total managed and marketed funds	1,517,386	1,489,950	1.8	1,517,386	1,514,136	0.2	1,506,520

Underlying income statement* (€ Million)	2Q’16	1Q’16%		1H’16	1H’15%		2015

Net interest income	7,570	7,624	(0.7)	15,194	16,319	(6.9)	32,189
Gross income	10,929	10,730	1.9	21,660	23,062	(6.1)	45,272
Net operating income	5,703	5,572	2.3	11,275	12,256	(8.0)	23,702
Underlying profit before taxes	2,954	2,732	8.1	5,685	5,988	(5.1)	10,939
Underlying attributable profit to the Group	1,646	1,633	0.8	3,280	3,426	(4.3)	6,566

Changes on a currency-neutral basis:

Quarterly: Net interest income: -1.8%; Gross income: +0.8%; Net operating income: +1.1%; Attributable profit: -0.2%

Year-on-year: Net interest income: +3.0%; Gross income: +3.6%; Net operating income: +2.2%; Attributable profit: +8.9%

Underlying EPS, profitability and efficiency* (%)	2Q’16	1Q’16%		1H’16	1H’15%		2015

EPS (euro)	0.11	0.11	0.8	0.22	0.24	(8.4)	0.45
RoE	7.45	7.46		7.45	7.51		7.23
RoTE	11.09	11.13		11.10	11.46		10.99
RoA	0.60	0.58		0.59	0.61		0.58
RoRWA	1.37	1.33		1.35	1.36		1.30
Efficiency ratio (with amortisations)	47.8	48.1		47.9	46.9		47.6

Solvency and NPL ratios (%)	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

CET1 fully-loaded	10.36	10.27		10.36	9.83		10.05
CET1 phase-in	12.32	12.36		12.32	12.38		12.55
NPL ratio	4.29	4.33		4.29	4.64		4.36
Coverage ratio	72.5	74.0		72.5	70.1		73.1

Market capitalisation and shares	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Shares (millions)	14,434	14,434	—	14,434	14,317	0.8	14,434
Share price (euros)	3.429	3.874	(11.5)	3.429	6.264	(45.3)	4.558
Market capitalisation (€ million)	49,496	55,919	(11.5)	49,496	89,679	(44.8)	65,792
Tangible book value (euro)	4.13	4.07		4.13	4.18		4.07
Price / Tangible book value (X)	0.83	0.95		0.83	1.50		1.12
P/E ratio (X)	7.93	8.99		7.93	13.27		10.23

Other data	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Number of shareholders	3,794,920	3,682,927	3.0	3,794,920	3,203,349	18.5	3,573,277
Number of employees	191,138	194,519	(1.7)	191,138	190,262	0.5	193,863
Number of branches	12,589	12,962	(2.9)	12,589	12,910	(2.5)	13,030

Information on total profit**	2Q’16	1Q’16%		1H’16	1H’15%		2015

Attributable profit to the Group	1,278	1,633	(21.8)	2,911	4,261	(31.7)	5,966
EPS (euro)	0.08	0.11	(22.9)	0.19	0.30	(35.6)	0.40
RoE	7.03	7.46		7.03	8.42		6.57
RoTE	10.47	11.13		10.48	12.86		9.99
RoA	0.57	0.58		0.56	0.68		0.54
RoRWA	1.32	1.33		1.29	1.51		1.20
P/E ratio (X)	8.99	8.99		8.99	10.58		11.30

(*).-	Excluding non-recurring net capital gains and provisions (2Q’16 and 1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)

(**).-	Including non-recurring net capital gains and provisions (2Q’16 and 1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 25 2016, following a favourable report from the Audit Committee on July, 20 2016.

6

Item 2

2016

Financial report

January - June

We want to
help people and
businesses prosper

Santander

	Financial
	Report

▶	3	Key consolidated data

▶	4	Santander aim

▶	6	First half highlights

▶	8	Customers

▶	9	General background

▶	10	Income statement and balance sheet

▶	16	Solvency ratios

▶	17	Risk management

▶	19	Business information

▶	35	Corporate Governance

▶	36	Corporate Social Responsibility

▶	37	The Santander share

▶	38	Financial information. Appendix

▶	59	Glossary

		At Banco Santander, we take advantage of new communication technologies and the social networks to improve dialogue with our stakeholders

FINANCIAL REPORT 2016
JANUARY - JUNE
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ Million)	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Total assets	1,342,906	1,324,200	1.4	1,342,906	1,339,376	0.3	1,340,260
Net customer loans	783,457	773,452	1.3	783,457	799,233	(2.0)	790,848
Customer deposits	671,903	670,626	0.2	671,903	687,918	(2.3)	683,142
Managed and marketed customer funds	1,077,369	1,057,964	1.8	1,077,369	1,082,946	(0.5)	1,075,563
Total equity	100,346	98,781	1.6	100,346	101,952	(1.6)	98,753
Total managed and marketed funds	1,517,386	1,489,950	1.8	1,517,386	1,514,136	0.2	1,506,520

Underlying income statement* (€ Million)	2Q’16	1Q’16%		1H’16	1H’15%		2015

Net interest income	7,570	7,624	(0.7)	15,194	16,319	(6.9)	32,189
Gross income	10,929	10,730	1.9	21,660	23,062	(6.1)	45,272
Net operating income	5,703	5,572	2.3	11,275	12,256	(8.0)	23,702
Underlying profit before taxes	2,954	2,732	8.1	5,685	5,988	(5.1)	10,939
Underlying attributable profit to the Group	1,646	1,633	0.8	3,280	3,426	(4.3)	6,566

Changes on a currency-neutral basis:

Quarterly: Net interest income: -1.8%; Gross income: +0.8%; Net operating income: +1.1%; Attributable profit: -0.2%

Year-on-year: Net interest income: +3.0%; Gross income: +3.6%; Net operating income: +2.2%; Attributable profit: +8.9%

Underlying EPS, profitability and efficiency* (%)	2Q’16	1Q’16%		1H’16	1H’15%		2015

EPS (euro)	0.11	0.11	0.8	0.22	0.24	(8.4)	0.45
RoE	7.45	7.46		7.45	7.51		7.23
RoTE	11.09	11.13		11.10	11.46		10.99
RoA	0.60	0.58		0.59	0.61		0.58
RoRWA	1.37	1.33		1.35	1.36		1.30
Efficiency ratio (with amortisations)	47.8	48.1		47.9	46.9		47.6

Solvency and NPL ratios (%)	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

CET1 fully-loaded	10.36	10.27		10.36	9.83		10.05
CET1 phase-in	12.32	12.36		12.32	12.38		12.55
NPL ratio	4.29	4.33		4.29	4.64		4.36
Coverage ratio	72.5	74.0		72.5	70.1		73.1

Market capitalisation and shares	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Shares (millions)	14,434	14,434	—	14,434	14,317	0.8	14,434
Share price (euros)	3.429	3.874	(11.5)	3.429	6.264	(45.3)	4.558
Market capitalisation (€ million)	49,496	55,919	(11.5)	49,496	89,679	(44.8)	65,792
Tangible book value (euro)	4.13	4.07		4.13	4.18		4.07
Price / Tangible book value (X)	0.83	0.95		0.83	1.50		1.12
P/E ratio (X)	7.93	8.99		7.93	13.27		10.23

Other data	Jun’16	Mar’16%		Jun’16	Jun’15%		2015

Number of shareholders	3,794,920	3,682,927	3.0	3,794,920	3,203,349	18.5	3,573,277
Number of employees	191,138	194,519	(1.7)	191,138	190,262	0.5	193,863
Number of branches	12,589	12,962	(2.9)	12,589	12,910	(2.5)	13,030

Information on total profit**	2Q’16	1Q’16%		1H’16	1H’15%		2015

Attributable profit to the Group	1,278	1,633	(21.8)	2,911	4,261	(31.7)	5,966
EPS (euro)	0.08	0.11	(22.9)	0.19	0.30	(35.6)	0.40
RoE	7.03	7.46		7.03	8.42		6.57
RoTE	10.47	11.13		10.48	12.86		9.99
RoA	0.57	0.58		0.56	0.68		0.54
RoRWA	1.32	1.33		1.29	1.51		1.20
P/E ratio (X)	8.99	8.99		8.99	10.58		11.30

(*).-	Excluding non-recurring net capital gains and provisions (2Q’16 and 1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)
(**).-	Including non-recurring net capital gains and provisions (2Q’16 and 1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 25 2016, following a favourable report from the Audit Committee on July, 20 2016.

3

FINANCIAL REPORT 2016
JANUARY - JUNE
Santander aim

Helping people and businesses prosper

(*) 2015 data

(**) (The last four dividends paid) / 1H’16 average share price

4

FINANCIAL REPORT 2016
JANUARY - JUNE
Santander aim

Simple | Personal | Fair

Employees
• Human Resources continued to progress in adapting its strategy to the Group’s new culture in order to drive the Bank’s transformation and make customers the focal point.

•  In order to create a better working environment, Be Healthy (global programme of health and wellbeing) and Santander Way Recognition (recognition platform) were launched in the second quarter, and progress is being made in Flexiworking.

•  Among other measures, corporate behaviour patterns are being incorporated to the various processes for managing people (selection, evaluation, training and remuneration), for which a communication campaign was conducted for executives and their teams.

Customers

•  Of note in improving customer loyalty was the good pace of opening new 1|2|3 accounts in Spain as well as in Portugal and the United Kingdom; and consolidation of the differentiated offer in Brazil and Mexico.

• Significant advances continued to be made in NEO CRM commercial tools with the new CRM in Poland and Argentina and improved tools in Uruguay.
• We continued to increase capacities within the digital transformation. Of note in the second quarter was the mobile payment in Spain and enhancements in apps in Chile and Poland.
• In order to keep on improving the satisfaction and experience of our customers, new, simpler and more efficient processes are being installed.

Shareholders

•  Annual Report: email sent to shareholders with the direct link to the online Report and a survey to shareholders for them to assess it, in order to know their opinion and be able to improve the Report.

• Social networks strengthened: communication of the online quarterly report in social networks. Of note was the excellent reception at Linkedin (142,000 visits, 42% of followers).
• Becas Capacitas: launch of scholarship programme for university students who are shareholders or families of shareholders with disabilities.

Communities

•  Santander and the Latin American Union of Universities signed an agreement to support the academic programmes and research projects of this network formed by the universities of Buenos Aires, Sao Paulo, Mexico’s UNAM, Madrid’s Complutense and the University of Barcelona.

• Universia Spain held its shareholders’ meeting, attended by the rectors of almost all Spanish universities and representatives of the main Latin American universities.

• The Santander prizes for innovation and entrepreneurship among university students were awarded in Mexico and Puerto Rico, with a record number of projects presented. The fourth edition of the researcher excellence prize in Chile was launched.

5

FINANCIAL REPORT 2016
JANUARY - JUNE
First half highlights

FIRST HALF HIGHLIGHTS

Increase in loyal and digital customers within the transformation of the commercial model

• We continued to transform our commercial model and make it increasingly Simple, Personal and Fair.
• The number of loyal customers increased 10% over the last 12 months (individuals: +9% and companies: +13%).
• The number of digital customers rose by 3.6 million (+23% since June 2015), reflecting the strength of the multi-channel strategy.

Underlying profit growth with good performance of commercial revenues and provisions

•  Second quarter attributable profit of €1,278 million, affected by non-recurring items and the contribution to the Single Resolution Fund. Excluding this, profit was €1,646 million, in line with the first quarter.

• Without these impacts and on a currency-neutral basis, the first half underlying profit was €3,280 million, 9% more year-on-year, due to:
– Solid commercial revenues, driven by net interest income and fee income.
– Costs almost stable in real terms and on a like-for-like basis.
– Small rise in provisions, after falling in the first quarter.
• Including them, the first half attributable profit was €2,911 million, 32% less than the first half of 2015.

Solid capital ratios and appropriate for the business model, balance sheet structure and risk profile

•  Fully-loaded CET1 ratio of 10.36%. Rise of 9 b.p. in the second quarter (+31 b.p. in the last 6 months), due to profit generation and management of risk-weighted assets (+12 p.p.), coupled with some non-recurring impacts, which accounted for 3 b.p. negative.

• Total capital ratio of 13.54% and fully-loaded leverage ratio of 4.9%.
• Tangible net asset value per share of €4.13 (+€0.06 in the quarter).

Return, earnings per share and dividend per share. Creating shareholder value

• Underlying RoTE of 11.1%, in line with 2015.
• Underlying RoRWA of 1.35%, better than at the end of 2015.
• Earnings per share (EPS) in the first half of 2016 were €0.19, and underlying EPS €0.22.
• The first two interim dividends charged to 2016’s earnings have been approved. We aim to increase the total dividend by 5% and by around 10% in cash.

6

FINANCIAL REPORT 2016
JANUARY - JUNE
First half highlights

FIRST HALF HIGHLIGHTS

In a complex environment, we continued to expand our activity, mainly in emerging countries

• Impact of exchange rates: marginal in the second quarter; -6/-7p.p. in 12 months.
• On a currency-neutral basis:
– Lending rose 4% year-on-year and increased in all the main segments and in eight of the 10 core units.
– Funds increased 4% year-on-year due to demand deposits. Growth in nine of the 10 core units.
• Solid funding structure and liquidity. Net loan-to-deposit ratio of 117%.

Improvement in all credit quality ratios

• Non-performing loans down 10% year-on-year (-7% on a currency-neutral basis).
• NPL ratio of 4.29% on a continued downward trend. Of note in the quarter Spain, SCF, Poland and Chile.
• Coverage ratio was 73% (+3 p.p. since June 2015).
• Cost of credit of 1.19%, 13 b.p. lower than in June 2015. Excluding Santander Consumer USA, 0.84% (-18 b.p.).

Business areas: (more detail on pages 19-34 and in the appendix)

•  Continental Europe: first half attributable profit of €1,299 million, 10% more than the same period of 2015, impacted by the change in the scheduled contribution dates to the Single Resolution Fund. Excluding this impact, profit was €1,419 million (+20%), underpinned by stable revenues, controlled costs and lower provisions. The second quarter profit was 1% higher than the first.

• United Kingdom: first half attributable profit of £656 million, affected by the rise in the corporation tax surcharge. Excluding this, pre-tax profit was stable.

•  Latin America: very negative impact of exchange rates in the last 12 months (-21 p.p.). Excluding this, the first half attributable profit was 9% higher year-on-year at €1,506 million, due to higher gross income (net interest income: +7%; fee income: +14%). The second quarter profit was 10% higher than the first quarter, also because of higher commercial revenues.

•  United States: first half attributable profit of $268 million, lower than in the same period of 2015 because of higher costs and provisions, partly due to the temporary impact of ongoing measures (creation of the holding, investment in the franchise, priorities in consumer credit, etc) and provisions for oil and gas in line with the sector.

The second quarter profit was double that of the first quarter, mainly due to lower provisions.

7

FINANCIAL REPORT 2016
JANUARY - JUNE
Customers

Customers

Our competitive advantage is having more critical mass in each of our 9+1 core markets (including Santander Consumer Finance in Europe), where we serve 122 million customers. This is what enables us to generate revenues consistently, quarter after quarter, and via the economic cycle.

We have gained the trust of our customers during many years of efforts, taking care of their financial needs.

Our business continues to be based on personal relations. Our priority this year and beyond will be to win the loyalty of our customers and foster greater use of our digital banking services.

Loyal customers: 14.4 million

•  We want to engage a larger number of customers and make transaction banking the key element. We analyse which products have opportunities to be improved within each market and work to develop projects to engage more customers.

• Developing value offers for each type of customer and having a long-term strategy are the base for increasing customers’ confidence and loyalty in the Group’s core countries.

•  The number of loyal customers increased to 14.4 million in the second quarter, thanks to new commercial tools (Poland and Argentina) and to tailored value offers (cards, 1|2|3 mini account, Santander Select Global Value proposal throughout the Group).

• Loyal individual customers increased 9% in the 12 months to June and 13% in companies.
• We continued to transform our offices in order to offer a more personalised service and simpler and more intuitive processes.

Digital customers: 19.1 million

• Digitalisation is the key for adapting Santander to the new way of interacting with customers.

•  Santander is carrying out an intense digitalisation process that affects not only the services provided to its customers but also all its operations, both internal as well as external; how to use data to spur business growth; updating and modernising systems and streamlining processes and the organisation in general.

• The number of digital customers increased in 12 months by more than 3.5 million to 19.1 million at the end of June (+23%).
• The main units are Brazil (more than 5 million digital clients) and the UK (over 4 million). Also of note is Mexico (+45%).
• Mobile banking users surged 54% in the last 12 months, reflecting the success of our focus on developing strategies to foster the use of our digital services and products.

8

FINANCIAL REPORT 2016
JANUARY - JUNE
General background

General background

Grupo Santander conducted its business during the second quarter in a challenging economic environment and one with highly volatile markets

Banking activity continued to be affected by interest rates still at historic lows in most developed economies, tougher competition in some markets, mainly for lending, and a more demanding regulatory environment.

•	United States: GDP growth slowed in the first quarter, with forecasts of around 2% for the whole year. Despite this, the labour market maintained sustained growth in job creation, which lowered the unemployment rate to a level regarded as full employment. After raising interest rates in December 2015, the Federal Reserve kept them stable because of the concerns raised by the slower pace of GDP growth as well as international uncertainty.

•	United Kingdom: output rose 0.4% in the first quarter (2% year-on-year), lower than in the fourth quarter of 2015, in the face of the uncertainty over the referendum whether to stay in the EU. After the referendum, the economy continued to slow down and it is very likely the Bank of England will take measures to support growth. Inflation was 0.3% in May and on an upward path because of sterling’s depreciation. The jobless rate was 5%.

•	The eurozone began the year with higher growth of 0.5% in the first quarter (1.7% year-on-year). Indicators show growth continuing in the second quarter, although at a slower pace than in the first quarter, which benefited from one-off factors. Inflation remains low, and was positive in June (0.1%). Following the measures announced in March, the ECB is now concentrating on implementing them (TLTRO II and the purchase of corporate bonds began in June). The monetary authority remains open to taking new measures if necessary.

–	Germany: GDP grew 0.7% quarter-on-quarter in the first quarter, spurred by the continued push from domestic demand and, in the quarter itself, from investment and construction thanks to the good weather at the start of the year.

–	Spain: GDP growth was surprisingly positive in the first half at still more than 3%. It could slow down in the second half, although for the whole year the average is expected to be close to 3%.

–	Portugal: output rose 0.2% in the first quarter, indicating a slower than expected recovery. Doubts on the financial system and budgetary problems limited growth

•	Poland: the slower growth in the first quarter (3% year-on-year) was temporary, as the economic fundamentals remain strong. Interest rates were unchanged in the quarter (1.5% benchmark rate).

•	Brazil: first quarter growth (0.1%) was better than expected, moderating the year-on-year fall. Positive contribution from external demand, thanks to exports, while domestic demand remains weak. The central bank held the Selic rate at 14.25%, and indicated it will keep rates high in order to control inflation, which began to come down (8.8% in June). The real appreciated 12% against the dollar in the second quarter (15% against the euro).

•	Mexico: the economy gathered pace (2.6%) in the first quarter (2.4% in the fourth quarter), backed by the strong consumption and investment in private construction. Inflation remains at below 3%. The central bank raised its benchmark rate by 50 b.p. in June to 4.25%, after the 50 b.p. increase in February, in order to combat market volatility and the peso’s depreciation (down 7% against the dollar in the quarter and 5% against the euro).

•	Chile: growth in output accelerated to 2% year-on-year in the first quarter (1.3% in the fourth quarter of 2015), thanks to external demand’s positive contribution and the return to positive rates of investment. Inflation eased to 4.2% in May and expectations remained anchored at around 3% for the year. The central bank held its benchmark rate at 3.5% after December’s rise. The peso appreciated 1% against the dollar in the second quarter and 4% against the euro.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1H’16	1H’15	30.06.16	31.12.15	30.06.15

US$	1.116	1.115	1.110	1.089	1.119

Pound sterling	0.778	0.732	0.827	0.734	0.711

Brazilian real	4.118	3.303	3.590	4.312	3.470

New Mexican peso	20.151	16.875	20.635	18.915	17.533

Chilean peso	768.760	692.314	736.795	773.772	714.798

Argentine peso	15.968	9.831	16.612	14.140	10.168

Polish zloty	4.367	4.139	4.436	4.264	4.191

9

FINANCIAL REPORT 2016
JANUARY - JUNE
Consolidated financial report

Grupo Santander results

First half highlights

▶	The good trend in underlying profit remained unchanged, although the second quarter and first half profits were affected by non-recurring impacts, both in 2015 and 2016.

▶	The first half underlying attributable profit of €3,280 million was 9% higher (on a currency-neutral basis) than the same period of 2015. This was due to:

•	Solid commercial revenues, backed by net interest income and fee income.

•	Costs controlled in real terms and on a like-for-like basis, mainly due to the savings generated by the measures to streamline structures.

•	The cost of credit was reduced from 1.32% in June 2015 to 1.19% a year later, thanks to an improvement in the quality of portfolios.

▶	The efficiency ratio was 47.9%, slightly above 2015, and continues to be among the best of our competitors.

▶	Underlying RoTE at 11.1%, in line with that at the end of 2015 (11.0%).

Income statement

€ Million

			Variation				Variation
	2Q’16	1Q’16	% % w/o FX		1H’16	1H’15	% % w/o FX
Net interest income	7,570	7,624	(0.7)	(1.8)	15,194	16,319	(6.9)	3.0
Net fee income	2,549	2,397	6.3	5.0	4,946	5,110	(3.2)	7.7
Gains (losses) on financial transactions	366	504	(27.5)	(27.0)	870	1,068	(18.5)	(12.3)
Other operating income	445	204	117.5	118.9	649	565	14.8	15.6
Dividends	209	44	377.0	377.9	253	273	(7.4)	(4.6)
Income from equity-accounted method	112	83	35.2	33.2	195	200	(2.4)	14.7
Other operating income/expenses	124	78	59.2	64.4	201	93	117.5	59.2
Gross income	10,929	10,730	1.9	0.8	21,660	23,062	(6.1)	3.6
Operating expenses	(5,227)	(5,158)	1.3	0.6	(10,384)	(10,806)	(3.9)	5.2
General administrative expenses	(4,632)	(4,572)	1.3	0.6	(9,204)	(9,611)	(4.2)	5.1
Personnel	(2,712)	(2,683)	1.1	0.4	(5,395)	(5,591)	(3.5)	5.2
Other general administrative expenses	(1,920)	(1,889)	1.6	0.8	(3,809)	(4,020)	(5.2)	5.1
Depreciation and amortisation	(595)	(586)	1.5	0.9	(1,181)	(1,196)	(1.2)	6.1
Net operating income	5,703	5,572	2.3	1.1	11,275	12,256	(8.0)	2.2
Net loan-loss provisions	(2,205)	(2,408)	(8.4)	(9.9)	(4,613)	(5,071)	(9.0)	0.2
Impairment losses on other assets	(29)	(44)	(34.7)	(36.2)	(72)	(138)	(47.5)	(46.1)
Other income	(515)	(389)	32.5	29.2	(905)	(1,059)	(14.6)	(5.8)
Underlying profit before taxes	2,954	2,732	8.1	7.3	5,685	5,988	(5.1)	6.5
Tax on profit	(970)	(810)	19.7	19.2	(1,780)	(1,862)	(4.4)	5.9
Underlying profit from continuing operations	1,984	1,922	3.3	2.4	3,906	4,126	(5.3)	6.8
Net profit from discontinued operations	0	—	—	—	0	0	—	—
Underlying consolidated profit	1,984	1,922	3.3	2.4	3,906	4,126	(5.3)	6.8
Minority interests	338	288	17.3	17.0	626	700	(10.5)	(2.9)

Underlying attributable profit to the Group	1,646	1,633	0.8	(0.2)	3,280	3,426	(4.3)	8.9
Net capital gains and provisions*	(368)	—	—	—	(368)	835	—	—
Attributable profit to the Group	1,278	1,633	(21.8)	(22.6)	2,911	4,261	(31.7)	(24.3)

Underlying EPS (euros)	0.11	0.11	0.8		0.22	0.24	(8.4)
Underlying diluted EPS (euros)	0.11	0.11	1.0		0.22	0.24	(8.5)

EPS (euros)	0.08	0.11	(22.9)		0.19	0.30	(35.6)
Diluted EPS (euros)	0.08	0.11	(22.8)		0.19	0.30	(35.7)
Pro memoria:
Average total assets	1,331,940	1,335,115	(0.2)		1,334,860	1,343,637	(0.7)
Average stockholders’ equity	88,433	87,571	1.0		88,100	91,303	(3.5)

(*);-	In 2Q’16 and 1H’16, capital gains from the disposal of the stake in VISA Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million). In 1H’15, net result from the reversal of tax liabilities in Brazil (€835 million).

10

FINANCIAL REPORT 2016
JANUARY - JUNE
Consolidated financial report

Preliminary note

The second quarter attributable profit was impacted by several factors that totalled €368 million negative net of taxes, including:

•	One-offs for restructuring (-€475 million) and capital gains from the sale of the stake in VISA Europe (+€227 million).

•	Change in the scheduled contribution dates to the Single Resolution Fund (-€120 million).

On the other hand, profit of €835 million in the second quarter of 2015 from the reversal of tax liabilities in Brazil.

These events are shown separately in order to facilitate analysis of the results.

Second quarter / first quarter performance

Second quarter attributable profit of €1,278 million. Eliminating the non-recurring effects, the underlying profit was €1,646 million, 1% more than the first quarter. Almost the same, on a currency-neutral basis, due to:

•	Gross income up 1%. Of note the rise (+5%) in fee income for the fifth quarter running. Net interest income was affected by low interest rates in developed economies and slower business in some countries.

•	Costs practically stable (+1%), controlled in all units.

•	Loan-loss provisions were lower than in the first quarter. Of note were the falls in Brazil, US, Portugal, Spain and SCF.

Evolution of results year-on-year

The first half attributable profit was 32% lower at €2,911 million, as a result of positive non-recurring revenues in 2015 and negative in 2016.

Excluding these effects, underlying profit was €3,280 million, up 9% on a currency-neutral basis, mainly driven by growth in commercial revenues and stability in loan-loss provisions. The performance by income statement lines on a currency-neutral basis was as follows:

Gross income

•	Our structure of revenues, where net interest income and fee income account for 93% of total revenues (well above the average of our competitors), gives us consistent and recurring growth. Gross income grew 4%, as follows:

–	Net interest income rose 3%, due to more lending and deposits.

All units’ gross income rose except for the UK’s which remained stable and Spain’s, which fell because of lower volumes and interest rate pressure on loans.

–	Fee income grew 8% (+7% in the first quarter and +4% in the first half of 2015), reflecting greater activity and customer loyalty. Eight of the 10 main units increased at a faster pace since the middle of 2015. Income from Retail Banking (85% of the total) as well as from Global Corporate Banking rose.

–	Gains on financial transactions (only 4% of total revenues) were down 12% and other operating income increased 16% (seasonal impact of dividends in the second quarter and higher revenues from leasing).

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FINANCIAL REPORT 2016
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Consolidated financial report

Operating expenses

•	Operating expenses rose 5% because of higher inflation, investments in the commercial transformation and costs related to regulation. In real terms and on a like-for-like basis, growth was only 0.4%, with Spain’s down 2% and Brazil’s 4%.

We continued to focus on operational excellence and cost-cutting in order to continue to be the references in terms of the efficiency ratio.

Various measures were taken in the second quarter to streamline structures, mainly in the network in Spain and at the Corporate Centre, which should enable us to continue to invest in the commercial transformation (commercial tools, simpler processes, new office models, etc), while we also meet our efficiency plans.

Loan-loss provisions

•	The cost of credit continued to improve. Loan-loss provisions were flat year-on-year and fell in the first and second quarters, reflecting the selective growth strategy and appropriate risk management.

-	Significant falls in Spain, UK, Portugal, Poland and Santander Consumer Finance and increases in Brazil and US, although lower in the latter two countries for the second quarter running.

-	The cost of credit continued to improve quarter after quarter, falling from 1.32% in June 2015 to 1.19% a year later. Almost all units improved, particularly Spain, Portugal and UK. Brazil’s remained stable at below 5%.

Other income and provisions

•	Other income and provisions was €977 million negative (€1,197 million in the first half of 2015).

Profit and profitability

•	Underlying pre-tax profit rose 7%, spurred by commercial revenues, as previously stated.

•	The tax charge was still 31% and minority interest fell, because of Santander Consumer USA and the Corporate Centre.

•	Underlying profit was €3,280 million, which was equivalent to an underlying RoTE of 11.1%.

•	Underlying earnings per share (EPS) were €0.22 and total EPS €0.19.

12

FINANCIAL REPORT 2016
JANUARY - JUNE
Consolidated financial report

Balance sheet
€ Million

Assets	30.06.16	30.06.15	Variation amount	%	31.12.15
Cash, cash balances at central banks and other demand deposits	65,368	68,967	(3,599)	(5.2)	77,751
Financial assets held for trading	157,497	150,221	7,276	4.8	146,346
Debt securities	45,077	51,152	(6,075)	(11.9)	43,964
Equity instruments	14,237	18,272	(4,035)	(22.1)	18,225
Loans and advances to customers	8,747	5,789	2,958	51.1	6,081
Loans and advances to central banks and credit institutions	2,161	2,451	(290)	(11.8)	1,352
Derivatives	87,275	72,557	14,718	20.3	76,724
Financial assets designated at fair value	42,846	37,245	5,601	15.0	45,043
Loans and advances to customers	13,928	11,307	2,621	23.2	14,293
Loans and advances to central banks and credit institutions	24,810	21,086	3,724	17.7	26,403
Other (debt securities and equity instruments)	4,108	4,852	(744)	(15.3)	4,347
Available-for-sale financial assets	116,385	129,035	(12,650)	(9.8)	122,036
Debt securities	111,672	123,988	(12,316)	(9.9)	117,187
Equity instruments	4,713	5,047	(334)	(6.6)	4,849
Loans and receivables	842,878	844,907	(2,029)	(0.2)	836,156
Debt securities	13,672	6,846	6,826	99.7	10,907
Loans and advances to customers	760,781	782,137	(21,356)	(2.7)	770,474
Loans and advances to central banks and credit institutions	68,425	55,924	12,501	22.4	54,775
Held-to-maturity investments	4,820	—	4,820	—	4,355
Investments in subsidiaries, joint ventures and associates	3,411	3,559	(148)	(4.2)	3,251
Tangible assets	26,314	24,054	2,260	9.4	25,320
Intangible assets	29,146	31,652	(2,506)	(7.9)	29,430
o/w: goodwill	26,541	28,594	(2,053)	(7.2)	26,960
Other assets	54,241	49,736	4,505	9.1	50,572
Total assets	1,342,906	1,339,376	3,530	0.3	1,340,260

Liabilities and shareholders’ equity
Financial liabilities held for trading	118,582	107,888	10,694	9.9	105,218
Customer deposits	8,755	7,635	1,120	14.7	9,187
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	960	6,226	(5,266)	(84.6)	2,255
Derivatives	87,254	73,750	13,504	18.3	76,414
Other	21,613	20,277	1,336	6.6	17,362
Financial liabilities designated at fair value	48,548	55,364	(6,816)	(12.3)	54,768
Customer deposits	25,425	31,756	(6,331)	(19.9)	26,357
Debt securities issued	2,995	4,024	(1,029)	(25.6)	3,373
Deposits by central banks and credit institutions	20,127	19,583	544	2.8	25,037
Other	1	1	—	—	1
Financial liabilities measured at amortized cost	1,031,650	1,029,054	2,596	0.3	1,039,343
Customer deposits	637,723	648,526	(10,803)	(1.7)	647,598
Debt securities issued	227,991	216,244	11,747	5.4	222,787
Deposits by central banks and credit institutions	138,366	138,891	(525)	(0.4)	148,081
Other	27,570	25,393	2,177	8.6	20,877
Liabilities under insurance contracts	644	648	(4)	(0.6)	627
Provisions	15,174	15,470	(296)	(1.9)	14,494
Other liabilities	27,962	29,000	(1,038)	(3.6)	27,057
Total liabilities	1,242,560	1,237,424	5,136	0.4	1,241,507
Shareholders’ equity	103,637	101,904	1,733	1.7	102,402
Capital stock	7,217	7,158	59	0.8	7,217
Reserves	94,303	91,201	3,102	3.4	90,765
Attributable profit to the Group	2,911	4,261	(1,350)	(31.7)	5,966
Less: dividends	(794)	(716)	(78)	10.9	(1,546)
Accumulated other comprehensive income	(15,027)	(10,407)	(4,620)	44.4	(14,362)
Minority interests	11,736	10,455	1,281	12.3	10,713
Total equity	100,346	101,952	(1,606)	(1.6)	98,753
Total liabilities and equity	1,342,906	1,339,376	3,530	0.3	1,340,260

NOTE:	On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

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FINANCIAL REPORT 2016
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Consolidated financial report

Group Balance Sheet

First half highlights

▶	Impact of exchange rates on customer balances: -6 / -7 p.p. year-on-year.

▶	On a currency-neutral basis, continued trend in the quarter of moderate growth in loans and deposits. The Group’s net loan-to-deposit ratio remained at 117%.

▶	In relation to June 2015 and on a currency-neutral basis:

•	Lending rose 4% year-on-year, with rises in the main segments and in 8 of the 10 core units.

•	Funds increased 4% year-on-year due to demand deposits. Growth in 9 of the 10 main units.

The Group’s activity and balance sheet were affected by the evolution of exchange rates: negative impact of 7 p.p. over the last 12 months on loans and 6 p.p. on customer funds. The perimeter impact was marginal at around 1%.

Gross customer loans (excluding repos)

•	Loans rose 1% in the second quarter on a currency-neutral basis, as follows:

–	Growth of 11% in Argentina, 5% in Mexico, 4% in Santander Consumer Finance and Poland and 2% in Chile. Spain’s rose 1% due to companies.

–	Slight fall in Brazil’s (-2%), due to a more selective increase within a market than has slowed and the impact of the real’s appreciation on the dollar balances of big companies.

–	The changes are of little significance in the other main markets.

•	In relation to June 2015, and on a currency-neutral basis, the Group’s loans rose 4%:

–	Growth in eight of the 10 core countries, particularly in Latin America (except for Brazil), Poland, SCF and Portugal (the latter two benefiting from the agreement with PSA in case of SCF and the entry of Banif in Portugal’s case), and more moderately in the US and UK.

–	This growth is reflected in the segment of individuals as well as in SMEs and companies, as they benefited from the 1|2|3 strategies and Advance. The magazine Euromoney recognised the efforts made in marketing products and services for SMEs by awarding Santander its prize as Best Bank in the World for SMEs.

–	Lending in Spain, where deleveraging continues, although moderately, declined mainly due to balances in institutions and mortgages.

–	Lastly, net lending for real estate activity in Spain fell 27% year-on-year.

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FINANCIAL REPORT 2016
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Consolidated financial report

Customer funds

•	Total funds (deposits without repos and mutual funds) rose 1% in the second quarter. On a currency-neutral basis, the increase was 0.3%.

–	Rises of 5% in Mexico, 3% in Poland and 2% in the UK and Chile. In the rest of countries, growth varied between +1% and -2%.

•	In relation to June 2015, and on a currency-neutral basis, growth of 4%, as follows:

–	Increases of more than 10% in Mexico and Portugal, 8% in Chile, 7% in Poland, and 6% in Brazil and the UK. Unchanged in the US in the last twelve months.

–	Spain is the only country where funds declined, because of the strategy of reducing balances of time deposits. On the other hand, demand deposits rose around €2.800 million.

•	The general strategy is to grow in demand deposits, with most countries doing so, and reduce time deposits.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first half of 2016:

–	Medium and long-term senior debt issues of €15,654 million and €3,657 million of covered bonds were issued.

–	€6,696 million of securitizations were placed in the market.

–	€18,576 million of medium and long-term debt matured.

•	The net loan-to-deposit ratio at the end of June was 117%. The ratio of deposits plus medium and long-term funding to lending was 111%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to €116,385 million, €12,650 million lower than in June 2015 due to lower debt positions in Spain, Brazil and UK (the latter two notably affected by exchange rates).

•	Goodwill was €26,541 million, €2,053 million lower than in June 2015 and almost all due to the depreciation of sterling, the Brazilian real and the Polish zloty against the euro.

•	Lastly, tangible assets amounted to €26,314 million, €2,260 million more than June 2015, due to rises in the UK and US (the latter from assets associated with leasing business).

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FINANCIAL REPORT 2016
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Consolidated financial report

Solvency ratios

First half highlights

▶	The fully loaded CET1 rose 9 b.p. in the second quarter to 10.36% (+31 b.p. in the last six months).

▶	The phased-in CET1 was 12.32%, 257 b.p. above the 9.75% required by the European Central Bank (SREP) for 2016 (including 0.25% of systemic buffer).

▶	The fully loaded leverage ratio is 4.9%.

•	The fully-loaded common equity tier 1 (CET1) ratio of 10.36%, with organic generation of 12 b.p. in the second quarter due to profit generation and management of risk-weighted assets, coupled with some non-recurring impacts, accounted for a fall of 3 b.p.

•	The total capital ratio was 13.54% (+31 b.p. in the second quarter), partly due to the impact of the T2 issue carried out by the parent bank in April for €1,500 million (demand above €3,100 million and more than 200 orders placed).

•	From a qualitative standpoint, the Group has solid and appropriate ratios for its business model, balance sheet structure and Grupo Santander’s risk profile.

•	In regulatory terms, the CET1 phase-in is 12.32%, 257 b.p. above the 9.75% (SREP) minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2016 (including the 0.25% as it is a globally systemic bank).

Eligible capital. June 2016

€ Million

	Phase-in	Fully loaded
CET1	72,188	60,721
Basic capital	72,188	66,327
Eligible capital	84,180	79,371
Risk-weighted assets	586,020	586,020

CET1 capital ratio	12.32	10.36
T1 capital ratio	12.32	11.32
BIS ratio	14.36	13.54

16

FINANCIAL REPORT 2016
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Risk management

Risk Management

First half highlights

▶	The Group’s NPL ratio was 4.29% (-4 b.p. in the second quarter and -35 b.p. in 12 months).

▶	All units except for Brazil, Portugal and the US improved on a year-on-year basis, particularly Spain and Santander Consumer Finance.

▶	Coverage (73%) was 1 p.p. lower than in the first quarter and 3 p.p. higher than in the second quarter of 2015.

▶	The cost of credit continued to fall to 1.19% (13 b.p. lower than the 1.32% in June 2015).

Credit risk management

•	Non-performing loans amounted to €36,291 million at the end of June, stable in the quarter and 10% lower year-on-year. The Group’s NPL ratio was 4.29%, 4 b.p. lower than in the first quarter and 35 b.p. below June 2015.

•	Loan-loss provisions stood at €26,317 million, which provided coverage of 73%. It should be remembered that Spain and the UK NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the lower cost of credit (1.19% in June; 1.32% in June 2015).

•	Net NPL entries amounted to €3,889 million, incorporating in the quarter the impact of the adjustments made in Banif’s portfolio in Portugal and in some cases in Spain and Brazil. The underlying trend remained unchanged.

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain’s, NPL ratio was 6.06% at the end of June (-30 b.p. in the quarter). This improvement was due to the continued trend of lower NPL entries in most portfolios. Coverage was 48%.

The real estate unit in Spain ended June with a NPL ratio of 82% and coverage of 65%. The total coverage ratio, including the balance outstanding, was 58% and coverage of assets foreclosed 54%.

•	Santander Consumer Finance’s NPL ratio was 2.95% . This was 33 b.p. below that in the first quarter, mainly due to the incorporation of the PSA Belgium portfolio with a very low NPL ratio, pro-active management of the portfolio and the good performance of units. Coverage was 111%.

•	Poland’s NPL ratio improved to 5.84% (-9 b.p. in the quarter), due to higher lending and maintaining the portfolio’s profile. The coverage ratio was stable at 66%.

•	Portugal’s NPL ratio was 10.46% (+1.91% in the quarter), following the adjustments made to the portfolio acquired from Banif. The coverage ratio was 62%.

•	In the Reino UK the NPL ratio was 1.47% (-2 b.p. in the quarter). The various portfolios continued to perform well, both of individuals and SMEs. The coverage ratio was 37% (77% of the balance sheet are mortgages).

Credit risk management*

€ Million

	30.06.16	30.06.15	Var, %	31.12.15

Non-performing loans	36,291	40,273	(9.9)	37,094

NPL ratio (%)	4.29	4.64		4.36

Loan-loss allowances	26,317	28,233	(6.8)	27,121

Specific	17,667	19,444	(9.1)	17,707

Collective	8,650	8,790	(1.6)	9,414

Coverage ratio (%)	72.5	70.1		73.1

Cost of credit (%) **	1.19	1.32		1.25

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

17

FINANCIAL REPORT 2016
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Risk management

Non-performing loans by quarter

€ Million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q

Balance at beginning of period	41,709	41,919	40,273	37,856	37,094	36,148

Net entries	2,017	1,315	2,132	2,242	1,668	2,221

Increase in scope of consolidation	54	1	—	50	13	664

Exchange rates differences	853	(36)	(1,849)	968	72	869

Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)

Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291

•	Brazil’s NPL ratio was 6.11% (+18 b.p. in the quarter), due to the macroeconomic impact on the portfolio of companies. Good performance of the portfolio of individuals. The coverage ratio was 85%.

•	Mexico’s NPL ratio was 3.01% (-5 b.p. over the first quarter). The coverage ratio was 102%.

•	Chile’s NPL ratio was 5.28% (-17 b.p. in the quarter). The fall was due to the good performance of the portfolios of individuals and SMEs. Coverage remained at 55%.

•	In the US, the NPL ratio was 2.24% (+5 b.p. over the first quarter) and the coverage ratio was 221%.

–	Santander Bank’s NPL ratio was 1.41% (-6 b.p. in the quarter). Positive evolution of portfolios from containment of NPL entries and more exits in the company segment. The coverage ratio was 96%.

–	Santander Consumer USA’s NPL ratio was 27 b.p. higher at 3.55%. Coverage was 357%.

Structural FX

•	As regards structural exchange rate risk, Santander maintains a fully loaded core capital coverage level of around 100% in order to protect itself from currency movements.

Market risk

•	The risk of trading activity in the second quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €11.1 million and €26.2 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•	The average VaR increased a little in the second quarter as a result of the rise in exposure and volatility in the markets, mainly in the interest rate risk factor, as well as exchange rates in Latin America.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of June was €16.5 million.

Trading portfolios*. VaR by region

€ Million

	2016		2015
Second quarter	Average	Latest	Average

Total	19.4	16.6	19.8

Europe	9.2	11.0	13.1

USA and Asia	1.0	1.4	1.0

Latin America	14.2	11.4	13.3

Global activities	0.4	0.3	2.1

(*)	Activity performance in Global Corporate Banking financial markets

Trading portfolios*. VaR by market factor

€ Million

Second quarter	Min	Avg	Max	Last

VaR total	11.1	19.4	26.2	16.6

Diversification effect	(5.5)	(10.2)	(19.5)	(12.5)

Interest rate VaR	10.4	16.1	23.1	17.8

Equity VaR	1.3	1.9	2.9	1.8

FX VaR	4.3	6.3	13.0	5.4

Credit spreads VaR	3.0	5.3	7.0	3.9

Commodities VaR	0.0	0.1	0.2	0.1

(*)	Activity performance in Global Corporate Banking financial markets

18

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information

Description of the businesses

Grupo Santander maintained the general criteria applied since the third quarter of 2015 when some changes were made to them and to the composition of some units, in order to make the Group more transparent, facilitate analysis of the business units and enhance the value of the activity developed by the corporation.

The only exception, as in prior years, is the annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking, whose figures from previous periods have been restated to include these adjustments.

The change has no impact on the geographic businesses or on the Group’s consolidated figures, which remained unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. . This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the holding (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit of Banco Santander International and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: retail banking, Santander Global Corporate Banking and Spain Real Estate unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

19

FINANCIAL REPORT 2016
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Business information by geography

Net operating income		/ 1Q’’16			/ 1H’15

€ Million	2Q’16%		% w/o FX	1H’16%		% w/o FX

Continental Europe	1,568	(2.5)	(2.6)	3,175	(3.1)	(1.9)

o/w: Spain	655	(7.3)	(7.3)	1,361	(12.8)	(12.8)

Santander Consumer Finance	600	6.7	6.3	1,162	7.0	9.0

Poland	199	19.7	20.0	365	(1.9)	3.5

Portugal	144	(21.4)	(21.4)	327	44.4	44.4

United Kingdom	713	(0.9)	1.2	1,433	(5.1)	0.9

Latin America	2,673	11.2	6.4	5,076	(11.3)	9.6

o/w: Brazil	1,657	15.6	6.7	3,091	(15.3)	5.6

Mexico	469	(0.3)	2.5	939	(2.6)	16.3

Chile	339	5.7	4.7	661	(3.6)	7.0

USA	1,114	(6.4)	(4.0)	2,305	(5.6)	(5.5)

Operating areas	6,068	2.5	1.3	11,989	(7.5)	2.2

Corporate Centre	(365)	4.5	4.5	(714)	2.2	2.2

Total Group	5,703	2.3	1.1	11,275	(8.0)	2.2

Attributable profit to the Group		/1Q’16			/1H’15

€ Million	2Q’16%		% w/o FX	1H’16%		% w/o FX

Continental Europe*	712	0.8	0.7	1,419	18.2	20.2

o/w: Spain*	308	0.3	0.3	616	7.6	7.6

Santander Consumer Finance*	293	16.6	16.2	544	18.1	20.9

Poland	75	16.2	16.5	139	(18.3)	(13.8)

Portugal*	89	(26.6)	(26.6)	210	101.4	101.4

United Kingdom	390	(13.9)	(11.9)	843	(17.1)	(11.8)

Latin America	803	14.2	10.2	1,506	(12.2)	9.0

o/w: Brazil	429	19.7	10.7	788	(15.2)	5.7

Mexico	146	2.2	4.9	289	(7.7)	10.2

Chile	126	3.6	2.6	248	(2.1)	8.7

USA	159	94.0	97.7	240	(49.3)	(49.2)

Operating areas*	2,064	6.1	5.3	4,008	(9.0)	0.4

Corporate Centre*	(418)	34.2	34.2	(729)	(25.6)	(25.6)

Total Group*	1,646	0.8	(0.2)	3,280	(4.3)	8.9

Net capital gains and provisions	(368)	—	—	(368)	—	—

Total Group	1,278	(21.8)	(22.6)	2,911	(31.7)	(24.3)

(*).- Not including net capital gains and provisions

Gross customer loans w/o repos		/1Q’16			/1H’15

€ Million	2Q’16%		% w/o FX	1H’16%		% w/o FX

Continental Europe	303,425	1.0	1.2	303,425	3.6	4.2

o/w: Spain	157,337	0.8	0.8	157,337	(2.5)	(2.5)

Santander Consumer Finance	82,272	4.0	4.0	82,272	13.0	14.3

Poland	20,342	(0.6)	3.6	20,342	5.8	12.0

Portugal	29,918	(0.3)	(0.3)	29,918	23.1	23.1

United Kingdom	251,977	(3.7)	0.5	251,977	(11.2)	3.2

Latin America	147,770	8.3	1.3	147,770	(2.0)	5.6

o/w: Brazil	72,096	12.9	(1.6)	72,096	(5.0)	(1.7)

Mexico	28,790	0.1	5.4	28,790	(1.7)	15.6

Chile	36,337	5.9	2.2	36,337	4.7	7.9

USA	87,467	3.0	0.5	87,467	4.4	3.6

Operating areas	790,639	0.9	0.9	790,639	(2.5)	4.1

Total Group	795,182	1.0	1.1	795,182	(2.7)	3.9

Customer funds (deposits w/o repos + mutual funds)		/1Q’16			/1H’15

€ Million	2Q’16%		% w/o FX	1H’16%		% w/o FX

Continental Europe	312,850	(0.9)	(0.6)	312,850	0.2	0.7

o/w: Spain	218,687	(0.7)	(0.7)	218,687	(3.7)	(3.7)

Santander Consumer Finance	32,983	(0.6)	(0.6)	32,983	3.7	4.6

Poland	24,182	(1.2)	2.9	24,182	1.1	7.0

Portugal	31,353	2.5	2.5	31,353	23.7	23.7

United Kingdom	211,699	(2.1)	2.2	211,699	(9.1)	5.6

Latin America	174,157	8.2	1.1	174,157	1.3	10.1

o/w: Brazil	91,507	13.8	(0.7)	91,507	2.4	5.9

Mexico	36,939	(0.8)	4.5	36,939	(3.2)	13.9

Chile	31,207	5.1	1.5	31,207	4.5	7.8

USA	66,113	0.2	(2.3)	66,113	1.0	0.2

Operating areas	764,819	0.8	0.4	764,819	(2.3)	4.0

Total Group	765,880	0.7	0.3	765,880	(2.4)	3.8

20

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of Continental Europe. Spain

First half highlights

▶	The number of 1|2|3 customers continued to grow, improving the risk profile and favouring new lending and loyalty.

▶	Strong rise in new loans to the main segments and higher stock in SMEs and companies.

▶	The first half attributable profit rose due to control of costs and the lower cost of credit. Stable commercial revenues in the second quarter with higher fee income.

Commercial activity

•	The 1|2|3 strategy is producing good results (more than 1.2 million customers), improving their profile and impacting on new business and loyalty, as well as gaining market share in payroll cheques, number of pensions and card transaction volumes.

•	The number of 1|2|3 SMEs accounts reached almost 100,000, spurring new loans to SMEs and companies, growth in international business and commercial financing.

•	In global corporate banking, we continued to maintain our leadership in structured financing and markets.

•	The efforts to improve the quality of service are reflected in the enhanced customer satisfaction compared to the first half of 2015. A factor at play here were the measures taken in digital and traditional channels.

•	Digital clients increased 20% in the last 12 months to 2.7 million, thanks to the continuous improvement in our digital offer. Of note were the new app functionalities of our mobile banking: pre-approved loans in three clicks, mobile-mobile transfers, management of cards (PIN consultation, instant financing) and approval of foreign trade lines.

Business evolution

•	Lending continued to recover in the second quarter: new loans to SMEs (+18%) and individuals (+25%) spurred by growth in consumer credit and mortgages.

•	Lending was 2% lower year-on-year, due to lower balances with public institutions and mortgages, as new loans have still not offset amortizations. On the other hand, the stock in SMEs and companies is increasing, and the balance of Global Corporate Banking stabilized.

•	In funds, the strategy of growth in demand deposits (+2%) and in mutual funds (+3%) continued, while time deposits were down 21%. This lowered the cost of deposits.

Results

Excluding the contribution to the Single Resolution Fund in order to have a like-for-like comparison, the second quarter attributable profit was almost unchanged from the first quarter, backed by fee income and lower provisions that offset the reduced gains on financial transactions and net interest income.

The first half attributable profit excluding the Single Resolution Fund was 8% higher year-on-year at €616 million, due to control of costs and the lower cost of credit. Of note:

•	Gross income fell 7% because of much lower gains on financial transactions, the continuous weakening of interest rates and the pressure on spreads on loans. Fee income, on the other hand, increased 2% (+7% from retail banking).

•	Costs declined 2%, a fall compatible with investments in regulatory requirements and to improve our digital channels.

•	Loan-loss provisions declined 43%, due to the enhanced credit quality and a more favourable economic environment. The cost of credit improved by 39 b.p. to 0.45% and the NPL ratio dropped to 6.06% from 6.91% in June 2015.

Including the contribution to the Single Resolution Fund, the first half attributable profit was 10% lower at €515 million.

¢ Spain. € Million

		/ 1Q’16		/ 1H’15
	2Q’16%		1H’16%

Gross income	1,489	(3.5)	3,032	(7.3)

Net operating income	655	(7.3)	1,361	(12.8)

Underlying attributable profit to the Group	308	0.3	616	7.6

Attributable profit to the Group	208	(32.3)	515	(9.9)

Loans w/o repos	157,337	0.8	157,337	(2.5)

Funds	218,687	(0.7)	218,687	(3.7)

Efficiency ratio (with amortisations) (%)	56.0	1.8	55.1	2.8

NPL ratio (%)	6.06	(0.30)	6.06	(0.85)

NPL coverage (%)	47.6	(2.6)	47.6	0.8

21

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of Continental Europe. Santander Consumer Finance

(changes on a currency-neutral basis)

First half highlights

▶	Integrating the agreement with Banque PSA Finance (BPF) progressed well: the joint-ventures of Italy and Holland were incorporated during the first quarter and Belgium in the second.

▶	Greater new lending year-on-year in most countries.

▶	The first half attributable profit was 21% higher year-on-year at €544 million.

Commercial activity

•	SCF’s units in Europe developed their activity in an environment of recovery in consumption and car sales (+10% y-o-y).

•	SCF continued to gain market share, underpinned by a solid business model: highly diversified geographically with critical mass in key products, more efficient than our competitors and a common risk control and recovery system that keeps credit quality high.

•	Management focused on: progress in the PSA agreements, increasing auto finance, boosting consumer finance by extending agreements with the main dealers and strengthening digital channels.

Business evolution

•	New lending increased 24% over June 2015 (+13% excluding BPF), fuelled by auto finance (+23% without BPF). Direct credit and consumer durable loans rose 6%, with growth in all units.

•	Customer deposits increased to €32,981 million, setting us apart from our competitors. Wholesale funding in the first half amounted to €4,723 million, via senior issues and securitisations. Deposits and medium and long-term issues-securitisations placed in the market covered 70% of net lending.

Results

The second quarter underlying attributable profit over the first quarter was 16% higher due to increased net interest income and lower costs and provisions.

The first half attributable profit of €544 million was 21% more than the same period of 2015, due to:

•	Growth in gross income, mainly due to net interest income (+12% y-o-y).

•	Costs increased in line with business and the new incorporations. The efficiency ratio was 45%.

•	Loan-loss provisions declined and the cost of credit improved significantly to 0.55% from 0.91% in June 2015, thanks to the exceptional performance of portfolios. The NPL ratio was 2.95% (130 b.p lower than a year earlier) and the coverage ratio was 111% (+6 p.p.).

•	Of note was the higher underlying profit year-on-year of Spain, Nordic countries and Italy.

•	Including the contribution to the Single Resolution Fund, the first half attributable profit was 18% higher at €533 million.

¢ Santander Consumer Finance. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	1,068	2.2	1.8	2,113	8.4	10.4

Net operating income	600	6.7	6.3	1,162	7.0	9.0

Underlying attributable profit to the Group	293	16.6	16.2	544	18.1	20.9

Attributable profit to the Group	282	12.2	11.7	533	15.7	18.4

Loans w/o repos	82,272	4.0	4.0	82,272	13.0	14.3

Funds	32,983	(0.6)	(0.6)	32,983	3.7	4.6

Efficiency ratio (with amortisations) (%)	43.8	(2.4)		45.0	0.7

NPL ratio (%)	2.95	(0.33)		2.95	(1.30)

NPL coverage (%)	110.6	(1.3)		110.6	5.7

22

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of continental Europe. Poland (changes on a currency-neutral basis)

First half highlights

▶	Double-digit growth year-on-year in business. Focus in lending on SMEs and mortgages and in deposits on current accounts.

▶	Santander continues to be the market leader in cards, mobile and online banking.

▶	Main focus on management of revenues and costs in an environment of low interest rates.

▶	Regulatory changes with the tax on assets introduced in February 2016 impacting the first half results. Excluding this, attributable profit would have been 2% higher.

Commercial activity

•	The Bank´s main goal is to become the bank of first choice. We continued to be the market leader in cards, mobile and online banking, marketing various products and initiatives. The BZWBK 24 Mobile channel is regarded as the best in Poland and the third in Europe, according to the 2016 Global Mobile Banking Functionality Benchmark report published by the consultancy Forrester Research.

•	Sales in remote channels increased by 24% year-o-year, the number of transactions on digital channels doubled (over 3 million in the second quarter) as did the sales of digital current accounts.

•	The number of mobile customers increased by 35% year-on-year to 769,000 and digital customers reached almost 2 million.

Business evolution

•	Net loans rose 12% year-on-year, backed by the SMEs segment (+12%), Global Corporate Banking (+17%), mortgages (+9%), and cash loans (+10%).

•	Deposits increased 11% year-on-year, mainly driven by individuals and corporate balances, with demand and time deposits also growing +17% and +3%, respectively. This evolution maintained our solid funding structure (net loan-to-deposit ratio of 92%).

Results

The second quarter attributable profit of €75 million was 17% higher than the first quarter, backed by commercial revenues and greater collection of dividends, which occurs seasonally in the second quarter.

The first half profit was 14% lower year-on-year at €139 million, due to reduced revenues from the sale of ALCO portfolios and the tax on assets (€7 million a month). Excluding the tax on assets, profit would have been 2% higher, due to:

•	Very good performance of net interest income (+9%), spurred by growth in volumes. Gross income was only 2% higher because of lower gains on financial transactions.

•	Costs were virtually unchanged and provisions fell 16%. Significant improvement in credit quality: the NPL ratio dropped to 5.84% from 7.07% in June 2015 and the cost of credit was 0.75% (1.00% in June 2015).

•	Our bank in Poland continues to show, according to the latest available figures, better quality results than those of its competitors, driven by the success of the commercial strategy and increased productivity.

¢ Poland. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	345	10.9	11.1	656	(3.0)	2.3

Net operating income	199	19.7	20.0	365	(1.9)	3.5

Attributable profit to the Group	75	16.2	16.5	139	(18.3)	(13.8)

Loans w/o repos	20,342	(0.6)	3.6	20,342	5.8	12.0

Funds	24,182	(1.2)	2.9	24,182	1.1	7.0

Efficiency ratio (with amortisations) (%)	42.3	(4.3)		44.4	(0.6)

NPL ratio (%)	5.84	(0.09)		5.84	(1.23)

NPL coverage (%)	65.8	(1.2)		65.8	2.3

23

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of continental Europe. Portugal

First half highlights

▶	Focus on technological and operational integration of Banif’s business.

▶	Commercial actions aimed at customer capturing and loyalty.

▶	Attributable profit doubled year-on-year, with all P&L items performing well.

Commercial activity

•	Santander Totta acquired in December 2015 most of the assets and liabilities of Banco Internacional do Funchal (Banif), making it the country’s second-largest private sector bank (market shares around 14% in loans and deposits).

•	Priority in the first half given to Banif’s technological and operational integration. The strategy continued to focus on customer capturing and loyalty via segmented offers of better quality service and multi channel support, reflected in market share gains in new loans to individuals and companies.

•	In the middle-income market segment, we continued to support the 1|2|3 World programme, with significant rises in the number of accounts, credit cards and protection insurance.

•	Management of net interest income and control of NPLs continued to be the drivers for benefiting from the improvement in the economic cycle and further developing business with companies and households.

Business evolution

•	Lending rose 23% to €29,918 million. The incorporation of Banif’s balances resulted in a change in its structure, increasing the weight of the companies’ segment to 35%. On a like-for-like basis, excluding the impact of Banif’s incorporation, balances were 2% lower, in line with sector deleveraging.

•	Funds increased 24% to €31,353 million, mainly due to the incorporation of Banif’s deposits. On a like-for-like basis, total funds rose 6%, underscoring the bank’s good position in the Portuguese financial system.

•	The business evolution is also producing market share gains in the stock of loans and deposits.

Results

The second quarter underlying attributable profit was €89 million, 27% lower than the first quarter when income from management of portfolios was higher and there were some non-recurring components in fee income.

The first half underlying profit was €210 million, double that in the same period of 2015.

•	The increase was mainly due to the good performance of the P&L at constant perimeter: double digit rise in net interest income, flat costs and sharply reduced provisions.

•	Gross income was bolstered by higher gains on financial transactions from the sale of portfolios and certain perimeter impact from Banif’s incorporation.

•	Including the contribution to the Single Resolution Fund, the first half profit was 93% higher year-on-year at €201 million.

Portugal. € Million

		/ 1Q’16		/ 1H’15
	2Q’16%		1H’16%

Gross income	293	(13.0)	630	33.6

Net operating income	144	(21.4)	327	44.4

Underlying attributable profit to the Group	89	(26.6)	210	101.4

Attributable profit to the Group	80	(33.7)	201	93.2

Loans w/o repos	29,918	(0.3)	29,918	23.1

Funds	31,353	2.5	31,353	23.7

Efficiency ratio (with amortisations) (%)	50.9	5.3	48.1	(3.9)

NPL ratio (%)	10.46	1.91	10.46	1.66

NPL coverage (%)	61.9	(25.8)	61.9	7.7

24

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

United Kingdom (changes in sterling)

First half highlights

▶	Solid business performance, delivery of operational and digital excellence and good credit quality, in a challenging environment.

▶	Business flows in both retail and corporates remain solid, with growth in corporate lending despite a competitive market and some slowdown in activity.

▶	The 1|2|3 World customers continued to grow, transforming customer loyalty, activity levels and risk profile.

▶	Digitalisation and product simplification continued to underpin operational efficiency.

▶	Attributable profit impacted by the introduction of the 8% bank corporation surcharge in 2016.

Commercial activity

•	1|2|3 World increased by 276,000 to 4.9 million since the end of 2015. Retail current account balances were up by £7.8bn, maintaining an average inflow of £1bn per month since the end of 2012.

•	Loyal corporate and SME customers increased by more than 25,000 since June 2015, enabled by new platforms and full service offering in the corporate business.

•	Digital customers increased to 4.3 million, 10% up since year end, underpinned by continuous improvement to our digital proposition. In June 2016, Santander UK became the first UK bank to introduce Voice banking technology, enhancing our SmartBank mobile app. The Investment Hub was launched in June 2016, offering a new digital platform for clients to manage their investments online.

•	Santander UK is focused on maintaining a strong balance sheet. At the end of June 2016, the CRD IV end point Common Equity Tier 1 capital ratio was 11.2% and the leverage ratio at 3.9%, adversely impacted by market volatility and rates in the last few weeks of June.

Business evolution

•	Customer lending increased 3% compared to June 2015, largely due to lending to companies (+11%) in a competitive market, mortgages (+2%) and consumer credit (+2%). New gross mortgage lending was £12,700 million, up 7 % year-on-year, and included £2,000 million to first time buyers.

•	Strong growth in customer deposits excluding repos (+6% versus June 2015) was driven by 1|2|3 current account inflows, more than offsetting lower demand for savings products.

Results

Second quarter attributable profit of £307 million. First half attributable profit of £656 million, £ 88 million lower than the same period of 2015, negatively impacted by the bank corporation tax surcharge. Profit before tax remained flat in the period:

•	Net interest income remained broadly flat year-on-year (-0.2%) due to higher asset volumes but with a decline in banking NIM to 1.78%, from 1.85% in the second quarter of 2015 (1.80% in the fourth quarter of 2015), was driven by continued SVR attrition, asset margin pressures and increased competition.

•	Net fees were broadly flat with regulatory impacts on cards and lower investment income offset by growth in 1|2|3 fees and international and digital payments in Commercial Banking.

•	Operating expenses were broadly flat year-on-year as efficiency improvements absorbed investments in business growth, banking reform costs, and the continued enhancements to our digital channels. Excluding banking reform, costs down 2%.

•	Credit quality remained robust in all loan portfolios, supported by conservative risk criteria. The NPL ratio improved to 1.47% in the first half of 2016, from 1.61% in the same period of 2015. Low risk mortgage book: low LTVs, low loan-to-income multiples and diversified geographically.

United Kingdom. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	1,501	(0.8)	1.3	3,014	(5.1)	0.9

Net operating income	713	(0.9)	1.2	1,433	(5.1)	0.9

Attributable profit to the Group	390	(13.9)	(11.9)	843	(17.1)	(11.8)

Loans w/o repos	251,977	(3.7)	0.5	251,977	(11.2)	3.2

Funds	211,699	(2.1)	2.2	211,699	(9.1)	5.6

Efficiency ratio (with amortisations) (%)	52.5	0.0		52.5	(0.0)

NPL ratio (%)	1.47	(0.02)		1.47	(0.14)

NPL coverage (%)	36.5	—		36.5	(3.8)

25

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of Latin America. Brazil (changes on a currency-neutral basis)

First half highlights

▶	New services and more digital transactions increased customer loyalty and experience.

▶	Attributable profit of €429 million in the second quarter, 11% more than the first quarter, and €788 million in the first half (+6% year-on-year).

▶	Positive trend of gross income, mainly in fee income from greater transactions, and control of costs, which increased at below the inflation rate.

▶	Loan-loss provisions under control, the lowest of the last four quarters. Cost of credit at 4.71%.

Commercial activity

We continued to advance on various strategic fronts, including:

•	Launch of Santander Select Servicios Internacionales, which strengthens our positioning as the only international bank in Brazil with scale and presence in all segments.

•	In line with the digital strategy, we speeded up the registry of clients with biometrics, surpassing 2.4 million in June, and we continued to grow in transactions in digital channels (73% of total transactions in the first half).

•	Greater focus on management of funds, backed by the advantage provided by our wide range of products and strong retail presence.

•	More simplification with the new incentives tool CERTO and with the Single Click, strengthening the commercial model.

•	Launch of Olé Consignado, which combines the experience of Banco Bonsucesso and Santander, to enhance our positioning in the market of payroll loans.

•	Strengthening and repositioning the Agro segment, with an increased team and different customer attention models for producers.

•	We are the bank that invests the most in renewable energy in Brazil (market share of more than 40% in some sectors).

Business evolution

•	In a weaker economic environment, lending declined 2% in year-on-year terms. Lending to individuals rose 6%, with payroll loans and mortgages performing well, while SMEs and companies were 2% lower and large companies dropped 8%, all of them impacted by the environment.

•	Funds increased 6%, with letras financeiras and mutual funds performing well.

Results

Second quarter attributable profit of €429 million, 11% more than the first quarter, fuelled by gross income, control of costs and lower loan-loss provisions.

First half attributable profit was 6% higher year-on-year at €788 million. Of note:

•	Gross income rose 6%, with net interest income up 3% and fee income 15%, particularly from cards, maintenance of accounts and insurance.

•	Costs increased 6%, below the inflation rate (8.8% in June). Personnel and general costs rose by only 1% in the second quarter, underscoring the continuous effort to improve efficiency and productivity.

•	Loan-loss provisions were 11% higher, within a weaker macroeconomic environment. Their year-on-year growth was lower after two quarters of declines. The cost of credit was virtually unchanged at 4.71% (4.45% in June 2015).

¢ Brazil. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	2,703	13.5	4.7	5,083	(15.1)	5.9

Net operating income	1,657	15.6	6.7	3,091	(15.3)	5.6

Attributable profit to the Group	429	19.7	10.7	788	(15.2)	5.7

Loans w/o repos	72,096	12.9	(1.6)	72,096	(5.0)	(1.7)

Funds	91,507	13.8	(0.7)	91,507	2.4	5.9

Efficiency ratio (with amortisations) (%)	38.7	(1.1)		39.2	0.2

NPL ratio (%)	6.11	0.18		6.11	0.98

NPL coverage (%)	85.3	1.6		85.3	(10.6)

26

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of Latin America. Mexico (changes on a currency-neutral basis)

First half highlights

▶	The Santander Plus+ programme was launched to attract new clients and improve loyalty, retention and digitalisation.

▶	Commercial focus on the most profitable segments (Select, SMEs, companies), the use of digital banking and the quality of service.

▶	The commercial strategy continues to be reflected in growth in loans (+16%) but at a more selective pace in a slowing market.

▶	Year-on-year growth in attributable profit (+10%), with excellent performance of net interest income (+15%).

Commercial activity

Several commercial initiatives were carried out in the second quarter, such as:

•	Santander Plus+ was launched in May in order to offer an innovative programme of benefits for those affiliated to it. It consists of bonuses for direct debits and credits, remuneration for current accounts and bonuses in commercial alliances. More than 200,000 customers joined the programme so far.

•	We strengthened the offer of the Santander Aeroméxico card, launched in February (165,000 cards at the end of June).

•	The multi channel strategy continued (256 ATMs installed in the second quarter, mobile banking initiatives and online banking measures) and strategic alliances developed with correspondent banks, enabling our services to be offered via 18,146 shops.

•	More than one million digital clients at the end of June (+45% year-on-year).

•	In mortgages, we continued to consolidate business through competitive commercial actions and strengthening alliances with home developers. Measures for SMEs that simplify the range of products and more campaigns to promote growth in this segment.

•	Focus in companies and institutions on loyalty, particularly on attracting customers through our commercial offer.

Business evolution

•	All these measures are reflected in a 16% increase year-on-year in lending: SMEs (+10%), mortgages (+10%), companies (+21%), consumer credit (+15%) and credit cards (+13%), underscoring a growth in loans that was faster than the market’s.

•	Funds increased 14%, with demand deposits growing at 24%.

Results

Attributable profit was 5% higher than in the first quarter, due to fee income, costs and loan-loss provisions.

The first half attributable profit was 10% higher year-on-year at €289 million, as follows:

•	Gross income increased 13% (+15% net interest income), spurred by growth in loans and demand deposits and a rise in interest rates. Fee income rose 6%, notably that from mutual and pension funds, insurance and transaction banking.

•	Costs grew 8% because of new commercial projects to increase customer attraction and loyalty. The efficiency ratio improved by 1.8 p.p. to 40.5%.

•	The cost of credit rose 7 b.p. to 2.96% and credit quality ratios improved notably.

¢ Mexico. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	786	(0.8)	2.0	1,578	(5.6)	12.7

Net operating income	469	(0.3)	2.5	939	(2.6)	16.3

Attributable profit to the Group	146	2.2	4.9	289	(7.7)	10.2

Loans w/o repos	28,790	0.1	5.4	28,790	(1.7)	15.6

Funds	36,939	(0.8)	4.5	36,939	(3.2)	13.9

Efficiency ratio (with amortisations) (%)	40.4	(0.3)		40.5	(1.8)

NPL ratio (%)	3.01	(0.05)		3.01	(0.80)

NPL coverage (%)	102.3	4.8		102.3	14.8

27

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Main units of Latin America. Chile (changes on a currency-neutral basis)

First half highlights

▶	Continued focus on the quality of customer attention and on boosting the number of loyal customers.

▶	The commercial transformation is reflected in greater activity in the target segments of loans and funds.

▶	Attributable profit 9% higher year-on-year at €248 million.

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers, with a clear retail focus (individuals and SMEs). The Group continues its strategy of offering long-term profitability in a scenario of lower spreads and greater regulations:

•	The bank aims to become the country’s most valued bank by improving the quality of customer attention, transforming the retail banking segment (with 29 branches in the new network model), especially in business with medium-high income clients (the Select model already covers 61% of them) and SMEs.

•	The progress in improving customer satisfaction closed the gap in the quality of service with competitors. This was achieved by simplifying internal processes, adjusting them to a digital and multi channel environment.

•	These measures are boosting the number of loyal customers (+4% year-on-year).

•	The number of digital customers surpassed 940,000 in June (+7% year-on-year).

Business evolution

•	Lending rose 8% over June 2015 (+21% to high income customers and +11% to SMEs). Mortgages increased 17%.

•	Deposits grew 10% year-on-year (+8% demand deposits).

Results

The second quarter attributable profit of €126 million was 3% higher than the first quarter, mainly due to net interest income (+6%) and stable costs, which more than offset the 16% rise in loan-loss provisions. The latter was due to provisions in the first quarter that were below the quarterly average, due to the impact of the Chilean peso’s appreciation against the dollar on foreign currency loans.

The first half attributable profit was 9% higher year-on-year at €248 million, due to:

•	Gross income up 6%. Net interest income rose 8%, fuelled by greater lending to target segments and management of the cost of funds. Fee income increased 5% (mainly that from means of payment and transactions).

•	Costs rose 5% because of the year-on-year inflation indexation of contracts, rentals and salaries. There were also more investments in technology.

•	Loan-loss provisions increased 2% on the back of a sustained improvement in the portfolio of loans to individuals. All credit quality indicators improved: the cost of credit was 1.59%, the NPL ratio 5.28% and coverage 55%.

¢ Chile. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	577	3.7	2.7	1,133	(4.5)	6.0

Net operating income	339	5.7	4.7	661	(3.6)	7.0

Attributable profit to the Group	126	3.6	2.6	248	(2.1)	8.7

Loans w/o repos	36,337	5.9	2.2	36,337	4.7	7.9

Funds	31,207	5.1	1.5	31,207	4.5	7.8

Efficiency ratio (with amortisations) (%)	41.1	(1.1)		41.7	(0.5)

NPL ratio (%)	5.28	(0.17)		5.28	(0.45)

NPL coverage (%)	55.5	0.9		55.5	3.9

28

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Other Latin American units. Argentina (changes on a currency-neutral basis)

First half highlights

▶	Expansion plan continues and focus on Santander Select and Pymes Advance.

▶	Attributable profit was 41% higher year-on-year thanks to good performance of net interest income and fee income.

▶	Costs increased because of opening new branches and transformation projects.

Commercial activity and business evolution

Santander continued to focus on implementing the multi-channel projects, Select and Pymes Advance, in order to gain market share in the main products, improve the quality of customer attention and be more efficient in the use of resources.

•	The Select proposal was renewed with the launch of Global Value, the unique value offer that joins the Santander Río Select team with 12 Group countries, guaranteeing the same level of excellence in attention to these clients throughout the world.

•	The Santander Río Mobile app now has over 420,000 customer users (20% of active customers).

•	The expansion and transformation plan continued. The number of totally transformed branches is 198 and 4 new ones were opened in the first six months.

•	Lending rose 46% in 12 months. Of note was the growth in consumer products. A new mortgage loan line indexed via housing units to the consumer price index was launched.

•	Deposits increased 50% year-on-year (time: +43%, demand: +55% and US dollar deposits: +273%).

Results

Second quarter attributable profit of €83 million, 26% more than the first quarter, spurred by all revenue lines and control of costs.

First half attributable profit was 41% higher year-on-year at €150 million.

•	The commercial strategy is reflected in a 38% increase in gross income, 13% in net interest income and 38% in fee income. There were also significant gains on financial transactions.

•	Costs were up 40% because of the larger branch network and transformation and technology projects. Net operating income was 36% higher.

•	Loan-loss provisions increased in line with lending, and the cost of credit declined 21 b.p. to 1.96%. Credit quality was still high (NPL ratio of 1.38% and coverage of 166%).

Other Latin American units. Peru (changes on a currency-neutral basis)

First half highlights

▶	Activity remained strong, both deposits and loans.

▶	Attributable profit of €17 million (+23% year-on-year).

Commercial activity and business evolution

•	The strategy continued to focus on the corporate segment, the country’s largest companies and the Group’s global customers.

•	The specialized auto finance unit worked closely with all brands in the country.

•	Lending rose 20% year-on-year and deposits 12%, complemented by stable growth in medium-term funding.

Results

•	The second quarter attributable profit was 38% higher than the first quarter at €10 million, thanks to the good performance of fee income and lower costs.

•	The first half profit rose 23% to €17 million. Gross income grew 5%, spurred by net interest income (+14%) and fee income (+37%), offsetting the fall in gains on financial transactions, which were hit by exchange rate volatility in the second quarter. Costs increased 4% and the efficiency ratio was 31%.

•	Loan-loss provisions fell 54%. Good performance of credit quality (NPL ratio of 0.39% and very high coverage ratio).

29

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Other Latin American units. Uruguay (changes on a currency-neutral basis)

First half highlights

▶	Double-digit growth in loans and deposits.

▶	First half attributable profit rose 57% year-on-year (+34% without the perimeter effect), spurred by revenue growth.

Commercial activity

The Group continued to be the country’s leading private sector bank, with a strategy of growth in retail banking, enhancing efficiency and the quality of service.

•	Santander remained focused on improving customer satisfaction and increasing customer loyalty. Celestium, a CRM with a comprehensive view of the customer profile, was installed which provides information on customers’ relationship with the bank, the channels they use and the offer of potential products for each of them. For SMEs, Celestium includes analysis of the share-of-wallet and the range of products segmented according to the size of the SMEs.

•	The new Creditel app was launched, as part of the digitalization process and modernization of channels. The Global Value infrastructure came into effect, developed at global level to accompany Select clients throughout the world.

•	The number of digital customers rose 50% year-on-year to almost 109,000.

•	The perimeter effect relates to the acquisition in July 2015 of Créditos de la Casa, Uruguay’s fourth largest financing company, which operates throughout the country.

Business evolution

•	Lending grew 16% year-on-year (+13% without the perimeter effect), with consumer credit up 14% and loans to SMEs 13%.

•	Deposits increased 24% (demand: +19%).

Results

Profit was 7% lower in the second quarter than in the first because of reduced gains on financial transactions due to the peso’s appreciation against US dollar and higher provisions.

The first half attributable profit was €42 million. Excluding the perimeter effect, profit was 34% higher year-on-year at €36 million, fuelled by the rise in net interest income and fee income and costs growing at 9%.

•	Credit quality remained excellent, with a NPL ratio of 1.97%, albeit higher than in June 2015 because of the bad loan entry of a Global Corporate Banking client. Coverage was 140%.

•	The efficiency ratio continued to improve to 51%, 7 p.p. better than in June 2015.

▶	Other Latin American units. Colombia

•	Banco Santander de Negocios Colombia continued to focus on investment banking and capital markets products and support the country’s infrastructure plan, as well as transaction banking, treasury and risk coverage, foreign trade finance and working capital products, such as confirming, financed in local currency.

•	Premier Credit, an origination platform and servicing of auto finance loans, was bought in January 2016. Since then, it has focused on obtaining a larger volume of operations by signing commercial agreements with networks of dealers. A project is ongoing to give Banco Santander de Negocios Colombia the capacity to finance loans originated by Premier Credit.

•	The bank reached the breakeven between revenues and costs in the first quarter of 2016. The first half net operating income was €2 million.

30

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

United States (changes in dollars)

First half highlights

▶	Continued investment to improve commercial activity and advance in complying with regulatory requirements.

▶	Santander Bank continues to focus on improving the customer experience and changing the business mix.

▶	Santander Consumer USA is maintaining its strategy of expanding the auto finance platform, improving funding sources and maintaining a solid capital position.

▶	The first half attributable profit was 49% lower year-on-year, due to increased costs associated with regulatory requirements and higher provisions.

Strategy

•	Santander in the United States includes the Santander Holdings, Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities, and the Santander branch in New York.

•	Santander US continued to focus on several strategic priorities aimed at improving its positioning and diversification, including:

–	Creation of an Intermediate Holding Company (IHC) to consolidate supervision of all operations in the US.

–	Creation of a local executive team, with wide experience in managing financial institutions in the US.

–	Improving the profitability of Santander Bank NA.

–	Optimizing the auto finance business of Santander Consumer USA.

–	A multiannual project to comply with regulatory requirements. The results of the Comprehensive Capital Analysis and Review (CCAR) published by the Federal Reserve showed that SHUSA’s capital ratios were well above the regulatory minimums in the adverse scenarios (with only one bank with a higher CET1 in the most adverse scenario). The Fed, however, raised objections to the proposed capital plan from a qualitative standpoint.

Business evolution

•	Santander Bank continued to deepen its relationships with retail customers and companies. Demand deposits rose 4%, comparing well with the market.

•	Santander Consumer USA continued to focus on auto finance with stock growth of 6% year-on-year.

Results

The second quarter attributable profit was $178 million, double that in the first quarter. This was largely due to lower loan-loss provisions at Santander Bank and Santander Consumer USA.

The first half profit was $268 million, 49% less than in the same period of 2015:

•	Gross income remained stable. Net interest income was in line with 2015, fee income was up 8% and gains on financial transactions ($141 million negative) fell from the higher levels in the first half of 2015 because of portfolio sales at Santander Consumer USA.

•	Costs increased 9% due to higher expenses related to regulatory requirements and investments in technology.

•	Loan-loss provisions were 12% higher year-on-year, due to a greater level of retention of loans at Santander Consumer USA and the provisions made by Santander Bank for Oil & Gas (mainly in the first quarter of 2016).

¢ United States. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	1,888	(4.0)	(1.6)	3,856	(0.3)	(0.2)

Net operating income	1,114	(6.4)	(4.0)	2,305	(5.6)	(5.5)

Attributable profit to the Group	159	94.0	97.7	240	(49.3)	(49.2)

Loans w/o repos	87,467	3.0	0.5	87,467	4.4	3.6

Funds	66,113	0.2	(2.3)	66,113	1.0	0.2

Efficiency ratio (with amortisations) (%)	41.0	1.5		40.2	3.4

NPL ratio (%)	2.24	0.05		2.24	0.04

NPL coverage (%)	220.6	(0.5)		220.6	(3.6)

31

FINANCIAL REPORT 2016
JANUARY - JUNE
Business information by geography

Corporate Centre

First half highlights

▶	Its objective is to improve efficiency and contribute value-added to the operating units. It also carries out functions related to financial management and capital.

▶	Significant progress in the commitment to reduce the Corporate Centre’s weight in the Group.

▶	Costs fell 16% after streamlining measures.

Strategy and functions

The Corporate Centre contributes value to the Group in several ways:

•	It makes the Group’s governance more solid, through control frameworks and global supervision, and the taking of strategic decisions.

•	It makes the Group’s units more efficient, fostering the exchange of the best practices in management of costs and economies of scale. This enables us to be among the most efficient banks.

•	By sharing the best commercial practices, launching global commercial initiatives and spurring digitalization, the corporate centre contributes to the Group’s revenue growth.

It also develops functions related to financial management and capital, as follows:

•	Functions carried out by the Financial Management area:

–	Structural management of liquidity risk associated with funding the Group’s recurring activity, equity stakes of a financial nature and management of net liquidity related to the needs of some business units.

–	This activity is carried out by diversifying the funding sources (issues and others), maintaining an appropriate risk profile (volumes, maturities and costs). The price at which these operations are carried out with other Group units is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group bears for the immobilisation of funds during the life of the operation.

–	Active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low capital consumption.

–	Strategic management of the exposure to exchange rates on equity and dynamic in the countervalue of results in euros for the next 12 months of the units. Net investments in equity are currently covered by €21,109 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx or forwards).

• Total management of capital and reserves: assigning capital to each of the units.

Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group has under its policy of optimizing investments.

Results

Loss of €729 million in the first half compared to one of €980 million in the same period of 2015, mainly due to lower costs and provisions.

•	Gross income declined mainly due to lower gains on financial transactions (cost of hedging), as net interest income was stable.

•	Costs were 16% lower than in the first half of 2015, in line with streamlining the Corporate Centre’s structures. Processes were optimised and digitalised and functions and posts restructured in order to be more efficient and productive.

•	Other income and provisions: lower provisions and taxes year-on-year.

¢ Corporate Centre. € Million

	2Q’16	1Q’16	% Var.	1H’16	1H’15	% Var.

Gross income	(244)	(223)	9.5	(468)	(407)	15.1

Net operating income	(365)	(349)	4.5	(714)	(699)	2.2

Underlying attributable profit to the Group	(418)	(311)	34.2	(729)	(980)	(25.6)

Attributable profit to the Group	(666)	(311)	114.0	(977)	(145)	574.2

32

FINANCIAL REPORT 2016
JANUARY - JUNE
Information by global business

Retail Banking (changes on a currency-neutral basis)

First half highlights

▶	We continued to transform our commercial banking model into one that is increasingly more Simple, Personal and Fair, putting the customer as the centre of our activity.

▶	Focused on three main priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

▶	In July Santander was awarded Euromoney’s prize as Best Bank in the World for SMEs.

▶	The Group had 14.4 million loyal customers (1.2 million of companies) at the end of June and 19.1 million digital clients. Of note was the drive to develop digital channels.

▶	Attributable profit of €3,195 million, 3% less than in the second quarter of 2015.

Commercial activity

Retail banking continued to advance at a good pace in the Group’s commercial transformation, which is focused on three main priorities:

•	The improvement in customer loyalty included contributions, among others, from:

-	The launch of Santander Plus+ in Mexico, an innovative programme of benefits for those affiliated to it, and the alliance with Aeroméxico with more than 165,000 cards. Brazil launched Olé Consignado, to broaden the scope in the market of payroll loans.

-	The 1|2|3 strategy in Spain, Portugal and the UK continued to produce the brisk opening of new accounts. In Spain, the 1|2|3 mini account was successfully opened, complementing the offer for families.

-	Santander Select Global Value was launched throughout the Group, which complements the local offer with non-financial services and makes available to customers a homogeneous and exclusive service in all the countries of our network.

-	In the segment for companies, Poland launched Business Evolution and the global proposal Santander Trade Network, a comprehensive service to help the internationalisation of companies. As a result of the effort made in this segment, the magazine Euromoney recognised Santander as the Best Bank in the World for SMEs. In Network Banking, Santander was recognised as the Best International Provider of Solutions in the UK’s Business Moneyfacts prizes and by the magazine Global Finance as the Best Trade Finance Providers in Mexico, Argentina and Chile.

-	Lastly, further progress was made in transforming branches, installing new ATMs and developing CRMs NEOs, which were implemented in Poland and Argentina and expanded in Uruguay to include SMEs. Santander Bank USA was awarded the Celent 2016 Model Bank prize for the NEOs tool and its capacity to open an account in a Tablet and PC.

•	As part of the digital transformation, we continued to develop biometrics, notably in Brazil. Other improvements and launches included mobile telephone payment in shops via the Santander Wallet in Spain, the incorporation of notifications and capacity of credit sales in Chile and the implementation in Poland of Kredit online (loans for non-clients). Features were also incorporated for cardless cash withdrawals in Argentina and Spain.

Santander UK launched Investment Hub, a new digital investment platform and the SmartBank application introduced mobile telephone banking by voice recognition.

•	As part of our striving to continuously improve customer satisfaction and experience, we are working on operational excellence with new, simpler, more efficient and omnichannel processes, developed with Agile methodology. These efforts are reflected in our improvement in customer satisfaction rankings, in which seven of the Group’s countries are already among the top 3.

Results

Underlying profit was €1,641 million in the second quarter, 5% higher than in the first quarter. The first half profit was €3,195 million, 3% lower year-on-year due to the good evolution of net interest income and fee income, which together was up 5%, but offset by lower gains on financial transactions (-61%) and higher costs (+7%).

¢ Retail Banking. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	9,673	1.3	0.4	19,225	(6.4)	3.0

Net operating income	5,121	1.2	0.3	10,180	(9.2)	(0.2)

Underlying attributable profit to the Group	1,641	5.6	5.3	3,195	(11.8)	(3.4)

Attributable profit to the Group	1,521	(2.2)	(2.4)	3,075	(15.1)	(7.0)

Loans w/o repos	687,027	0.4	0.7	687,027	(2.6)	4.5

Funds	704,220	1.3	1.0	704,220	(1.6)	4.9

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Information by global business

Santander Global Corporate Banking (SGCB) (changes on a currency-neutral basis)

First half highlights

▶	Reference positions in export finance, corporate loans and project finance, among others, in Europe and Latin America.

▶	Revenues increased 14% and costs remained flat, following the efficiency measures taken in some countries and investments made in 2015 in others.

▶	Pre-tax profit was 16% higher and attributable profit rose 13% year-on-year to €958 million.

Commercial activity and business evolution

Of note in the second quarter the main facts by businesses were the following:

•	Trade finance: Strong progress in export finance in supporting our clients in new markets and successful development of project finance. Increasing demand for confirming products and receivable purchase programmes for which Santander is successfully improving its product offer.

•	Cash management: Positive customer funds evolution, especially in Latin American markets in contrast with European markets affected by low interest rates. We won several mandates in the second quarter, which strengthen our leadership position in Latin America and Europe.

•	Syndicated corporate loans: We continue to be the reference in Europe and Latin America. Significant contributions from Argentina, UK and US in the first half. Of note was our role in Brazil during the months when the capital market was closed.

•	In the debt capital markets: Santander continued to participate in the main operations. Of note was the placement of Argentina’s $16.5 billion sovereign bond, the largest of an emerging country, which had the biggest ever order book for an issuer of this category ($67.8 billion). Also noteworthy was Santander’s active participation in the re-opening of the markets for Brazilian issuers, leading operations for Petrobras, Mafrig and Vale, among others.

•	Project finance: Santander is the clear leader in Latin America and Spain and continues to drive the transformation of the market in order to adapt it to the new regulatory reality and funding with operations that are less capital intensive.

•	In markets: positive evolution of revenues from sales business, particularly in the corporate segment, with strong growth in Brazil, US and Poland, Greater year-on-year contribution from management of books, in a complex environment, notably Brazil, Mexico, UK and US.

Results

Results were spurred by the strength and diversification of customer revenues. Gross income increased 4% in the second quarter over the first quarter, helping to push up attributable profit by 8%.

The area accounted for 13% of the revenues of the Group’s operating areas and 23% of attributable profit in the first half.

•	Gross income grew 14% year-on-year, with that from global transaction banking up 6% in an environment of containment of spreads and low interest rates, and 3% in financing solutions and advisory. Growth of 27% in revenues from markets, with a good performance in sales as well as in management of books.

•	Costs were almost flat following the investments made in 2015 in high potential markets. Of note was the drop in costs in Spain and the US as a result of efficiency plans.

•	Loan-loss provisions increased, partly due to those made in the US because of the situation in the oil and gas sector. They also rose in UK because of provisions released in 2015, and in Brazil.

¢ Santander Global Corporate Banking. € Million

		/ 1Q’16			/ 1H’15
	2Q’16%		% w/o FX	1H’16%		% w/o FX

Gross income	1,489	6.2	4.2	2,892	1.9	13.5

Net operating income	989	7.8	5.0	1,906	7.3	21.7

Attributable profit to the Group	504	11.2	8.3	958	0.9	13.1

Loans w/o repos	98,180	5.0	2.7	98,180	(0.7)	3.4

Funds	60,451	(4.9)	(6.4)	60,451	(9.3)	(5.0)

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Corporate Governance

Corporate Governance

By-laws and Regulations for General Meetings of Shareholders

•	Once the changes to the by-laws agreed by the general meeting of shareholders on March 18, 2016 were authorised by the Bank of Spain, the notarial deed was recorded in the Mercantile Registry of Cantabria on May 25, 2016.

•	The changes to the Regulations for General Meetings of Shareholders agreed at the same meeting on March 18, 2016 , which complement the changes made to the by-laws, were also notarised and recorded in the Mercantile Registry on May 25, 2016. In accordance with article 513 of the Law on Corporations, a new consolidated text of the Regulations was sent to the National Securities Market Commission for publication, following the recording of the notarial deed in the Mercantile Registry.

Both documents are on the corporate website (www.santander.com).

Appointments – organisational changes

•	The Bank’s board on April 26, at the proposal of the appointments committee, agreed to appoint Ms. Belén Romana García chairman of the auditing committee, in place of Mr. Juan Miguel Villar Mir, who will remain a member of this committee. Ms Romana is a financial expert given her training and experience in accounting, auditing and rusk management matters.

•	The supervisory board of Bank Zachodni appointed Mr. Michal Gajewski chief executive officer in place of Mr. Mateusz Morawiecki, who left the Bank last November to join the new Polish government, as Deputy Prime Minister and Development Minister. The appointment of the new CEO, who will take up his post when his current work obligations are over, is subject to the approval of Poland’s Financial Supervision Authority.

International advisory board

•	Banco Santander’s new international advisory board, which comprises senior executives not associated with the Group and who are experts in strategy, IT and innovation, held its first meeting on April 26 in Boston, Massachusetts, United States, where it discussed digitalization and customers’ expectations of change in their relationship with banks.

The purpose of the international advisory board is to provide the Group with strategic advice, focusing, in particular, on innovation, digital transformation, cyber security and new technologies. It also contributes its view on a wide range of issues, such as trends in the capital markets, corporate governance and talent, brand and reputation, regulatory matters and compliance, and customer-focused global financial services. The board will meet at least twice a year.

The international advisory board is chaired by Mr. Larry Summers, a former US Treasury Secretary and emeritus president of Harvard University, and has seven additional members: Ms. Sheila C. Bair, former chairman of the FDIC (Federal Deposit Insurance Corporation), former member of the board of Banco Santander and current president of Washington College; Mr. Mike Rhodin, senior vice president at IBM Watson; Ms. Marjorie Scardino, former CEO of Pearson and member of the board of Twitter; Mr. Francisco D’Souza, CEO of Cognizant and member of the board of General Electric; Mr. James Whitehurst, CEO of Red Hat; Mr. George Kurtz, CEO and co-founder of CrowdStrike; and Mr. Charles Phillips, CEO of Infor and former president of Oracle.

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Corporate Social Responsibility

Corporate social responsibility

Grupo Santander continued to develop new initiatives under its commitment to corporate social responsibility. The main ones in the second quarter were:

Support for higher education

•	Ana Botín, chairman, presided over Universia’s 16th annual general meeting at which she reaffirmed Banco Santander’s commitment to higher education as the best way to attain its main mission: contributing to the progress of people, companies and society as a whole. She told the rectors of Universia’s 79 partner universities of the need to have an education system based on equality of opportunity, diversity, renewed governance, flexibility and digitalization.

•	In her speech, Ana Botín recalled the achievements of the last year thanks to the relationship between universities and Banco Santander, including more than 35,000 scholarships, 3,700 of which were granted to enable Spanish university students to study abroad and 4,100 for Latin Americans to travel to Spain. Other programmes, such as the Santander internship scholarships in SMEs, have benefited 22,500 students, 40% of whom were hired by their company.

•	The Spanish Association of Social Responsibility Executives (DIRSE) joined the Santander Network of Social Responsibility Chairs, whose objective is to foster training, innovation, research and exchange of ideas that spur social responsibility teaching activities. Under the framework of this cooperation, DIRSE will participate among others in developing and disseminating the Network’s activities, as well as forming part of the jury of the CSR Santander Prizes that promote the generation and transfer of knowledge from universities.

Investment in the community

•	The VIII Convening of social projects, for which Santander’s employees in Spain propose projects developed by NGOs in the spheres of children’s education, social exclusion, health, disability and international cooperation. The 11 winning projects, chosen by a vote among employees, are being financed by contributions from professionals who took part in the Euros from your payroll programme, matched by the Bank. The total amount of contributions amounted to €436,000.

•	During the We are Santander Week, in which all the Group’s employees participated, the third collection of food was held, giving staff the opportunity to show their spirit of solidarity and contribute to improving the lives of the most needy. A total of 51,854 kg of basic foodstuffs was delivered to the NGOs that participated in the programme.

The environment and climate change

•	Banco Santander is maintaining its firm commitment to preserving the environment, promoting initiatives that protect it and which mitigate the impact of climate change. The following are some examples:

–	Santander UK together with Foresight Solar Fund Limited, one of the six large renewable energy funds in the UK, created the first hybrid financing structure in the UK for a renewable energy fund. This financing combines a long-term institutional tranche and a medium-term commercial loan for the renewable energy fund Foresight Solar Fund Limited.

–	Santander Brazil sponsored a seminar on agricultural businesses and renewable energy organised by the Secretary of State of the Environment of Goiás. The meeting brought together the Bank’s executives, specialists, businessmen, producers and authorities, and helped to reaffirm the Bank’s position as one of the largest investors in sustainable energy and practices in the Brazilian agricultural sector.

Financing policies in sensitive sectors

•	The financing policies in sensitive sectors, applicable to the whole Group, were profoundly reviewed and updated during 2015, and approved by the board at its meeting on December 22. A multifunctional team led by the compliance and conduct area and with the participation of risks, sustainability, business and legal advice, analysed the best international practices. The main aspects demanded by investors, analysts and NGOs were examined and the best practices of international banks taken into account.

Since its approval, the Group has implemented the new policies intensely, affecting corporate as well as local teams, in order to integrate these new requirements into the Bank’s risk analysis processes.

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The share

The Santander share

Shareholder remuneration

•	Shareholders received in May the fourth dividend in cash charged to 2015’s earnings of €0.05 per share.

•	The total remuneration per shareholder for 2015 was €0.20 per share.

•	The board approved payment as of August 1 of the first interim dividend charged to 2016’s earnings of €0.055 per share in cash, 10% more than in August 2015.

•	At the same time, it was agreed to apply the Santander Dividendo Elección programme (scrip dividend) at the dates when the second dividend is traditionally paid.

Performance of the Santander share

•	The markets were very volatile during the first half, due to several factors such as doubts on the evolution of the Chinese economy and the global impact, the evolution of raw material prices, uncertainty over the financial sector’s solvency, the policy of interest rates and central bank stimulus measures. Brexit in the last week of June unnerved the markets.

•	The Santander share price ended June at €3.429, 24.8% lower than at the end of 2015. The Ibex-35, Spain’s benchmark index, was down 14.5%, the DJ Stoxx Banks 31.3% and the MSCI World Banks 12.0%.

•	At the close of this report, the Santander share was €3.878, up 13.1% in July.

Capitalisation and trading

•	At the close of July 22, Santander was the largest bank in the euro zone by market capitalization and the 18th in the world (€55,977 million).

•	The share’s weighting in the DJ Stoxx 50 was 1.5%, 7.1% in the DJ Stoxx Banks and 12.0% in the Ibex-35.

•	A total of 16,261 million Santander shares were traded in the first half of 2016 with an effective value of €64,718 million, the highest among the EuroStoxx stocks, and a liquidity ratio of 113%. The number of shares traded daily was 128.0 million (€510 million).

Shareholder base

•	The total number of shareholders at the end of June was 3,794,920, of which 3,583,491 were held by Europeans (82.6% of the capital stock) and 195,233 by those from the Americas (17.1%).

•	Excluding the Group’s board, which holds 1.26% of the capital, retail shareholders own 45.35% and institutional ones 53.39%.

¢ The Santander share. June 2016

Shareholders and trading data

Shareholders (number)	3,794,920

Shares (number)	14,434,492,579

Average daily turnover (no. of shares)	128,042,800

Share liquidity (%) (Number of shares traded during the year / number of shares)	113

Price movements during the year

Highest	4.685

Lowest	3.150

Last (30.06.16)	3.429

Market capitalisation (millions) (30.06.16)	49,496

Stock market indicators

Price / Tangible book value (X)	0.83

P/E ratio (X)	7.93

Yield* (%)	5.03

(*).-Last four remuneration paid / 1H’16 average share price

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Appendix

¢ Quarterly income statement

    € Million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q
Net interest income	8,038	8,281	7,983	7,888	7,624	7,570
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549
Gains (losses) on financial transactions	695	372	634	684	504	366
Other operating income	186	379	225	(126)	204	445
Dividends	33	239	75	107	44	209
Income from equity-accounted method	99	101	93	82	83	112
Other operating income/expenses	53	39	57	(315)	78	124
Gross income	11,444	11,618	11,316	10,894	10,730	10,929
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)
Other income	(454)	(605)	(606)	(526)	(389)	(515)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984
Minority interests	350	350	311	242	288	338
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278
Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11
EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08

(*).- Including

– In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and change in the schedule contribution dates to the Single Resolution Fund (-€120 million).

– In 4Q’15, Banif’s badwill in Portugal (€283 million), provisions related to cover possible claims of PPI in UK (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million).

– In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

¢ Net fee income. Consolidated

    € Million

	2Q’16	1Q’16	Var. %	1H’16	1H’15	Var. %
Fees from services	1,550	1,449	7.0	2,998	3,056	(1.9)
Mutual & pension funds	190	182	4.2	372	439	(15.4)
Securities and custody	226	224	0.5	450	493	(8.7)
Insurance	584	542	7.7	1,126	1,122	0.3
Net fee income	2,549	2,397	6.3	4,946	5,110	(3.2)

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Appendix

¢ Operating expenses. Consolidated

    € Million

	2Q’16	1Q’16	Var. %	1H’16	1H’15	Var. %
Personnel expenses	2,712	2,683	1.1	5,395	5,591	(3.5)
General expenses	1,920	1,889	1.6	3,809	4,020	(5.2)
Information technology	261	289	(9.7)	550	561	(2.0)
Communications	125	130	(3.6)	255	250	1.9
Advertising	157	146	7.5	304	330	(7.9)
Buildings and premises	430	437	(1.5)	867	936	(7.3)
Printed and office material	34	34	0.6	69	81	(15.1)
Taxes (other than profit tax)	112	119	(5.8)	232	263	(12.0)
Other expenses	799	733	9.0	1,533	1,599	(4.1)
Personnel and general expenses	4,632	4,572	1.3	9,204	9,611	(4.2)
Depreciation and amortisation	595	586	1.5	1,181	1,196	(1.2)
Total operating expenses	5,227	5,158	1.3	10,384	10,806	(3.9)

¢ Operating means. Consolidated

	Employees			Branches
	30.06.16	30.06.15	Var.	30.06.16	30.06.15	Var.
Continental Europe	57,003	57,113	(110)	5,113	5,444	(331)
o/w: Spain	23,309	24,322	(1,013)	3,119	3,490	(371)
Santander Consumer Finance	14,747	14,209	538	579	592	(13)
Poland	11,334	11,805	(471)	666	770	(104)
Portugal	6,466	5,433	1,033	734	576	158
United Kingdom	26,010	26,354	(344)	850	901	(51)
Latin America	88,497	87,358	1,139	5,852	5,782	70
o/w: Brazil	48,366	48,645	(279)	3,441	3,436	5
Mexico	17,703	17,339	364	1,389	1,356	33
Chile	12,307	12,309	(2)	469	479	(10)
USA	17,871	17,253	618	774	783	(9)
Operating areas	189,381	188,078	1,303	12,589	12,910	(321)
Corporate Centre	1,757	2,184	(427)
Total Group	191,138	190,262	876	12,589	12,910	(321)

¢ Net loan-loss provisions. Consolidated

    € Million

	2Q’16	1Q’16	Var. %	1H’16	1H’15	Var. %
Non-performing loans	2,598	2,771	(6.2)	5,369	5,833	(8.0)
Country-risk	0	(3)	—	(3)	18	—
Recovery of written-off assets	(393)	(360)	9.3	(753)	(780)	(3.5)
Total	2,205	2,408	(8.4)	4,613	5,071	(9.0)

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Appendix

¢ Customer loans. Consolidated

    € Million

			Variation
	30.06.16	30.06.15	amount	%	31.12.15
Spanish Public sector	16,556	16,034	522	3.3	13,993
Other residents	150,854	155,774	(4,920)	(3.2)	153,863
Commercial bills	8,587	8,471	116	1.4	9,037
Secured loans	89,542	93,731	(4,189)	(4.5)	92,478
Other loans	52,725	53,571	(847)	(1.6)	52,348
Non-resident sector	641,759	654,899	(13,140)	(2.0)	649,509
Secured loans	379,530	410,797	(31,267)	(7.6)	409,136
Other loans	262,229	244,102	18,127	7.4	240,373
Gross customer loans	809,170	826,707	(17,537)	(2.1)	817,366
Loan-loss allowances	25,713	27,474	(1,761)	(6.4)	26,517
Net customer loans	783,457	799,233	(15,776)	(2.0)	790,848
Pro memoria: Doubtful loans	35,204	39,154	(3,950)	(10.1)	36,133
Public sector	109	173	(64)	(36.9)	145
Other residents	14,580	18,167	(3,587)	(19.7)	16,301
Non-resident sector	20,515	20,814	(299)	(1.4)	19,686

¢ Managed and marketed customer funds. Consolidated
€ Million
			Variation
	30.06.16	30.06.15	amount	%	31.12.15
Resident public sector	8,342	8,526	(184)	(2.2)	11,737
Other residents	158,608	164,045	(5,438)	(3.3)	157,611
Demand deposits	111,492	102,770	8,722	8.5	108,410
Time deposits	44,712	58,925	(14,213)	(24.1)	47,297
Other	2,403	2,350	53	2.2	1,904
Non-resident sector	504,953	515,346	(10,393)	(2.0)	513,795
Demand deposits	310,074	309,849	226	0.1	313,175
Time deposits	135,992	149,958	(13,967)	(9.3)	146,317
Other	58,887	55,539	3,348	6.0	54,303
Customer deposits	671,903	687,918	(16,015)	(2.3)	683,142
Debt securities issued	230,986	220,268	10,718	4.9	226,160
On-balance-sheet customer funds	902,889	908,186	(5,297)	(0.6)	909,302
o/w: subordinated debt	22,717	19,833	2,884	14.5	21,151
Mutual funds	137,428	135,582	1,846	1.4	129,077
Pension funds	10,979	11,503	(524)	(4.6)	11,376
Managed portfolios	26,073	27,675	(1,602)	(5.8)	25,808
Other managed and marketed customer funds	174,480	174,760	(280)	(0.2)	166,260
Managed and marketed customer funds	1,077,369	1,082,946	(5,577)	(0.5)	1,075,563

¢ Eligible capital (fully loaded)
€ Million
			Variation
	30.06.16	30.06.15	amount	%	31.12.15
Capital stock and reserves	101,710	98,462	3,248	3.3	98,193
Attributable profit	2,911	4,261	(1,350)	(31.7)	5,966
Dividends	(1,262)	(1,150)	(112)	9.8	(2,268)
Other retained earnings	(16,603)	(10,817)	(5,786)	53.5	(15,448)
Minority interests	6,976	5,019	1,957	39.0	6,148
Goodwill and intangible assets	(27,976)	(30,280)	2,304	(7.6)	(28,254)
Treasury stock and other deductions	(5,036)	(5,683)	647	(11.4)	(5,633)
Core CET1	60,721	59,813	907	1.5	58,705
Preferred shares and other eligible T1	5,606	5,690	(84)	(1.5)	5,504
Tier 1	66,327	65,503	823	1.3	64,209
Generic funds and eligible T2 instruments	13,045	9,749	3,295	33.8	11,996
Eligible capital	79,371	75,253	4,119	5.5	76,205
Risk-weighted assets	586,020	608,564	(22,544)	(3.7)	583,893
CET1 capital ratio	10.36	9.83	0.53		10.05
T1 capital ratio	11.32	10.76	0.56		11.00
BIS ratio	13.54	12.37	1.17		13.05

41

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Appendix

Continental Europe

    € Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	2,019	(1.3)	(1.5)	4,066	0.1	1.4

Net fee income	883	0.6	0.6	1,760	2.3	3.2

Gains (losses) on financial transactions	108	(64.8)	(64.7)	415	(16.1)	(15.5)

Other operating income*	268	161.1	161.4	370	6.1	6.3

Gross income	3,278	(1.7)	(1.7)	6,611	(0.2)	0.8

Operating expenses	(1,710)	(0.9)	(0.9)	(3,436)	2.6	3.6

General administrative expenses	(1,605)	(0.6)	(0.6)	(3,219)	3.3	4.2

Personnel	(829)	0.5	0.5	(1,655)	2.1	3.1

Other general administrative expenses	(775)	(1.8)	(1.8)	(1,565)	4.5	5.4

Depreciation and amortisation	(106)	(4.7)	(4.8)	(217)	(6.0)	(5.2)

Net operating income	1,568	(2.5)	(2.6)	3,175	(3.1)	(1.9)

Net loan-loss provisions	(280)	(35.9)	(36.0)	(717)	(37.6)	(37.1)

Other income	(188)	64.4	64.6	(302)	(7.0)	(6.8)

Underlying profit before taxes	1,100	4.1	3.9	2,156	19.5	21.5

Tax on profit	(307)	9.2	9.0	(588)	25.7	27.4

Underlying profit from continuing operations	793	2.2	2.1	1,568	17.3	19.4

Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)

Underlying consolidated profit	793	2.2	2.1	1,568	17.3	19.4

Minority interests	80	16.2	16.3	150	9.2	12.5

Underlying attributable profit to the Group	712	0.8	0.7	1,419	18.2	20.2

Net capital gains and provisions**	(120)	—	—	(120)	—	—

Attributable profit to the Group	592	(16.2)	(16.3)	1,299	8.2	10.0

Balance sheet

Customer loans ***	293,891	1.4	1.7	293,891	4.7	5.4

Financial assets held for trading (w/o loans)	63,275	(2.7)	(2.6)	63,275	3.9	4.1

Available-for-sale financial assets	54,818	(4.8)	(4.5)	54,818	(10.2)	(9.7)

Central banks and credit institutions ***	69,798	(11.6)	(11.7)	69,798	15.4	15.6

Tangible and intangible assets	11,798	0.2	(0.1)	11,798	5.7	5.8

Other assets	41,475	2.3	2.4	41,475	23.0	23.5

Total assets/liabilities & shareholders’ equity	535,055	(1.6)	(1.4)	535,055	5.4	5.8

Customer deposits ***	264,410	(0.9)	(0.6)	264,410	0.2	0.7

Debt securities issued ***	52,056	2.5	2.5	52,056	8.6	9.2

Liabilities under insurance contracts	643	(1.9)	(1.9)	643	(0.7)	(0.7)

Central banks and credit institutions ***	116,157	(7.4)	(7.6)	116,157	14.4	14.7

Other liabilities	68,434	3.9	4.2	68,434	9.0	9.4

Stockholders’ equity ****	33,355	(1.6)	(1.4)	33,355	7.6	8.3

Other managed and marketed customer funds	70,180	(0.4)	(0.3)	70,180	(1.7)	(1.5)

Mutual and pension funds	62,423	0.3	0.5	62,423	0.0	0.3

Managed portfolios	7,757	(5.7)	(5.9)	7,757	(13.9)	(13.9)

Managed and marketed customer funds	386,647	(0.4)	(0.1)	386,647	0.9	1.4

Ratios (%) and operating means

Underlying RoTE	8.77	0.12		8.73	0.64

Efficiency ratio (with amortisations)	52.2	0.4		52.0	1.4

NPL ratio	6.84	(0.24)		6.84	(1.31)

NPL coverage	61.3	(4.1)		61.3	2.4

Number of employees	57,003	(1.9)		57,003	(0.2)

Number of branches	5,113	(6.8)		5,113	(6.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

42

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JANUARY - JUNE
Appendix

Spain

    € Million

Income statement	2Q’16	% / 1Q’16	1H’16	% / 1H’15

Net interest income	783	(4.5)	1,602	(11.6)

Net fee income	449	5.9	873	2.2

Gains (losses) on financial transactions	65	(71.0)	289	(14.1)

Other operating income*	192	154.9	267	0.1

Gross income	1,489	(3.5)	3,032	(7.3)

Operating expenses	(834)	(0.3)	(1,671)	(2.4)

General administrative expenses	(799)	(0.2)	(1,600)	(0.9)

Personnel	(410)	(1.2)	(824)	(1.9)

Other general administrative expenses	(389)	0.8	(775)	0.2

Depreciation and amortisation	(35)	(1.7)	(71)	(27.1)

Net operating income	655	(7.3)	1,361	(12.8)

Net loan-loss provisions	(129)	(44.3)	(360)	(42.9)

Other income	(82)	121.3	(119)	3.3

Underlying profit before taxes	444	1.2	882	8.3

Tax on profit	(130)	3.1	(256)	10.7

Underlying profit from continuing operations	314	0.4	626	7.3

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	314	0.4	626	7.3

Minority interests	5	8.8	10	(5.4)

Underlying attributable profit to the Group	308	0.3	616	7.6

Net capital gains and provisions**	(100)	—	(100)	—

Attributable profit to the Group	208	(32.3)	515	(9.9)

Balance sheet

Customer loans ***	156,467	1.0	156,467	(1.2)

Financial assets held for trading (w/o loans)	60,310	(3.1)	60,310	4.8

Available-for-sale financial assets	39,074	(4.1)	39,074	(16.2)

Central banks and credit institutions ***	50,676	(13.8)	50,676	16.3

Tangible and intangible assets	2,714	3.0	2,714	(6.5)

Other assets	16,575	6.6	16,575	44.1

Total assets/liabilities & shareholders’ equity	325,816	(2.7)	325,816	1.6

Customer deposits ***	174,784	(0.7)	174,784	(5.2)

Debt securities issued ***	20,994	(9.1)	20,994	(21.5)

Liabilities under insurance contracts	544	0.4	544	(1.3)

Central banks and credit institutions ***	58,952	(12.5)	58,952	31.0

Other liabilities	56,814	4.2	56,814	9.0

Stockholders’ equity ****	13,728	3.5	13,728	16.0

Other managed and marketed customer funds	63,529	0.5	63,529	2.1

Mutual and pension funds	56,986	0.6	56,986	1.7

Managed portfolios	6,543	(0.8)	6,543	6.1

Managed and marketed customer funds	259,308	(1.2)	259,308	(5.1)

Ratios (%) and operating means

Underlying RoTE	9.19	(0.28)	9.33	(0.74)

Efficiency ratio (with amortisations)	56.0	1.8	55.1	2.8

NPL ratio	6.06	(0.30)	6.06	(0.85)

NPL coverage	47.6	(2.6)	47.6	0.8

Number of employees	23,309	(3.7)	23,309	(4.2)

Number of branches	3,119	(9.1)	3,119	(10.6)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

43

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Santander Consumer Finance

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	833	2.7	2.3	1,644	9.3	11.7

Net fee income	228	(0.8)	(0.9)	459	5.2	5.9

Gains (losses) on financial transactions	(5)	269.2	278.5	(6)	(30.2)	(30.9)

Other operating income*	11	101.4	102.7	17	(10.6)	(10.9)

Gross income	1,068	2.2	1.8	2,113	8.4	10.4

Operating expenses	(468)	(3.1)	(3.4)	(951)	10.1	12.0

General administrative expenses	(425)	(2.2)	(2.5)	(861)	10.0	12.0

Personnel	(201)	(0.2)	(0.5)	(402)	6.0	7.9

Other general administrative expenses	(225)	(4.0)	(4.3)	(458)	13.9	15.9

Depreciation and amortisation	(43)	(11.3)	(11.6)	(91)	11.1	12.1

Net operating income	600	6.7	6.3	1,162	7.0	9.0

Net loan-loss provisions	(70)	(38.5)	(38.9)	(184)	(38.3)	(37.1)

Other income	(41)	7.4	7.4	(80)	37.7	38.5

Underlying profit before taxes	488	19.2	18.8	898	23.0	25.6

Tax on profit	(152)	30.3	29.8	(269)	30.2	32.6

Underlying profit from continuing operations	336	14.8	14.4	629	20.2	22.9

Net profit from discontinued operations	—	—	—	—	(100.0)	(100.0)

Underlying consolidated profit	336	14.8	14.4	629	20.2	22.9

Minority interests	43	3.8	3.9	85	35.6	37.0

Underlying attributable profit to the Group	293	16.6	16.2	544	18.1	20.9

Net capital gains and provisions**	(11)	—	—	(11)	—	—

Attributable profit to the Group	282	12.2	11.7	533	15.7	18.4

Balance sheet

Customer loans ***	79,592	4.4	4.4	79,592	14.4	15.7

Financial assets held for trading (w/o loans)	31	(9.6)	(10.6)	31	(47.7)	(46.2)

Available-for-sale financial assets	3,524	(2.8)	(2.5)	3,524	91.4	97.1

Central banks and credit institutions ***	2,046	(4.5)	(4.9)	2,046	(49.8)	(49.4)

Tangible and intangible assets	675	0.4	0.4	675	(12.0)	(11.7)

Other assets	7,117	8.8	8.8	7,117	17.4	18.6

Total assets/liabilities & shareholders’ equity	92,985	4.2	4.2	92,985	12.9	14.1

Customer deposits ***	32,981	(0.6)	(0.6)	32,981	3.7	4.6

Debt securities issued ***	25,399	13.2	13.1	25,399	40.2	42.0

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions ***	22,312	7.8	7.7	22,312	8.5	9.8

Other liabilities	5,059	9.0	9.1	5,059	24.9	25.7

Stockholders’ equity ****	7,233	(12.6)	(12.5)	7,233	(7.3)	(6.1)

Other managed and marketed customer funds	7	0.3	0.3	7	(0.3)	(0.3)

Mutual and pension funds	7	0.3	0.3	7	(0.3)	(0.3)

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	58,388	4.9	4.9	58,388	16.9	18.1

Ratios (%) and operating means

Underlying RoTE	16.43	3.60		14.68	1.91

Efficiency ratio (with amortisations)	43.8	(2.4)		45.0	0.7

NPL ratio	2.95	(0.33)		2.95	(1.30)

NPL coverage	110.6	(1.3)		110.6	5.7

Number of employees	14,747	0.5		14,747	3.8

Number of branches	579	(0.9)		579	(2.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

44

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Poland

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	200	1.9	2.1	397	3.7	9.4

Net fee income	97	1.4	1.7	193	(8.0)	(3.0)

Gains (losses) on financial transactions	30	19.9	20.1	55	(24.4)	(20.2)

Other operating income*	17	—	—	11	(0.8)	4.6

Gross income	345	10.9	11.1	656	(3.0)	2.3

Operating expenses	(146)	0.7	0.9	(291)	(4.3)	0.9

General administrative expenses	(132)	0.5	0.7	(263)	(6.5)	(1.3)

Personnel	(75)	1.6	1.8	(150)	(8.5)	(3.4)

Other general administrative expenses	(56)	(1.0)	(0.8)	(114)	(3.7)	1.7

Depreciation and amortisation	(14)	2.9	3.1	(28)	21.5	28.3

Net operating income	199	19.7	20.0	365	(1.9)	3.5

Net loan-loss provisions	(34)	3.5	3.7	(67)	(20.6)	(16.2)

Other income	(29)	30.2	30.5	(51)	—	—

Profit before taxes	136	22.5	22.7	246	(13.3)	(8.5)

Tax on profit	(28)	22.6	22.8	(51)	0.8	6.4

Profit from continuing operations	108	22.4	22.7	196	(16.3)	(11.7)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	108	22.4	22.7	196	(16.3)	(11.7)

Minority interests	33	39.3	39.5	57	(11.0)	(6.1)

Attributable profit to the Group	75	16.2	16.5	139	(18.3)	(13.8)

Balance sheet

Customer loans **	19,524	(0.5)	3.7	19,524	6.5	12.8

Financial assets held for trading (w/o loans)	1,026	19.6	24.6	1,026	(9.4)	(4.1)

Available-for-sale financial assets	4,713	(14.5)	(10.9)	4,713	(16.5)	(11.7)

Central banks and credit institutions **	1,179	63.8	70.7	1,179	(2.3)	3.4

Tangible and intangible assets	239	(5.3)	(1.4)	239	1.8	7.8

Other assets	1,701	7.1	11.6	1,701	0.2	6.0

Total assets/liabilities & shareholders’ equity	28,382	(0.6)	3.6	28,382	0.5	6.4

Customer deposits **	21,136	(0.9)	3.3	21,136	4.7	10.9

Debt securities issued **	528	(3.5)	0.6	528	17.3	24.2

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	1,059	58.2	64.8	1,059	(36.2)	(32.4)

Other liabilities	3,361	(1.9)	2.2	3,361	(6.4)	(0.9)

Stockholders’ equity ***	2,298	(10.8)	(7.1)	2,298	(2.9)	2.8

Other managed and marketed customer funds	3,146	(3.2)	0.9	3,146	(19.9)	(15.2)

Mutual and pension funds	3,047	(3.5)	0.5	3,047	(19.1)	(14.4)

Managed portfolios	99	9.0	13.5	99	(38.7)	(35.1)

Managed and marketed customer funds	24,810	(1.3)	2.9	24,810	1.0	6.9

Ratios (%) and operating means

RoTE	13.03	2.32		11.91	(2.86)

Efficiency ratio (with amortisations)	42.3	(4.3)		44.4	(0.6)

NPL ratio	5.84	(0.09)		5.84	(1.23)

NPL coverage	65.8	(1.2)		65.8	2.3

Number of employees	11,334	(0.5)		11,334	(4.0)

Number of branches	666	(4.9)		666	(13.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

45

FINANCIAL REPORT 2016
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Appendix

Portugal

€ Million

Income statement	2Q’16	% / 1Q’16	1H’16	% / 1H’15

Net interest income	188	2.8	370	30.9

Net fee income	74	(17.8)	165	21.5

Gains (losses) on financial transactions	15	(71.5)	69	175.4

Other operating income*	16	56.0	26	(7.6)

Gross income	293	(13.0)	630	33.6

Operating expenses	(149)	(2.9)	(303)	23.6

General administrative expenses	(140)	(3.2)	(285)	25.4

Personnel	(88)	0.4	(175)	22.0

Other general administrative expenses	(52)	(8.8)	(110)	31.1

Depreciation and amortisation	(9)	2.4	(18)	1.3

Net operating income	144	(21.4)	327	44.4

Net loan-loss provisions	(6)	(72.4)	(29)	(33.3)

Other income	(21)	826.8	(23)	(47.3)

Underlying profit before taxes	116	(26.4)	275	97.8

Tax on profit	(27)	(26.1)	(64)	83.4

Underlying profit from continuing operations	89	(26.5)	211	102.7

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	89	(26.5)	211	102.7

Minority interests	1	(19.0)	1	—

Underlying attributable profit to the Group	89	(26.6)	210	101.4

Net capital gains and provisions**	(9)	—	(9)	—

Attributable profit to the Group	80	(33.7)	201	93.2

Balance sheet

Customer loans ***	27,889	0.8	27,889	20.7

Financial assets held for trading (w/o loans)	1,763	0.1	1,763	(15.1)

Available-for-sale financial assets	5,951	(3.4)	5,951	4.2

Central banks and credit institutions ***	2,268	(13.9)	2,268	29.4

Tangible and intangible assets	708	0.9	708	2.1

Other assets	8,305	(5.0)	8,305	36.5

Total assets/liabilities & shareholders’ equity	46,883	(1.6)	46,883	18.9

Customer deposits ***	29,964	2.8	29,964	25.9

Debt securities issued ***	4,488	(4.5)	4,488	72.1

Liabilities under insurance contracts	44	(3.7)	44	79.6

Central banks and credit institutions ***	8,164	(15.3)	8,164	(16.6)

Other liabilities	1,063	(10.2)	1,063	9.4

Stockholders’ equity ****	3,160	7.9	3,160	42.3

Other managed and marketed customer funds	2,686	(2.1)	2,686	(6.6)

Mutual and pension funds	2,283	(2.7)	2,283	(7.4)

Managed portfolios	403	1.0	403	(1.8)

Managed and marketed customer funds	37,138	1.5	37,138	26.8

Ratios (%) and operating means

Underlying RoTE	12.19	(5.02)	14.68	5.97

Efficiency ratio (with amortisations)	50.9	5.3	48.1	(3.9)

NPL ratio	10.46	1.91	10.46	1.66

NPL coverage	61.9	(25.8)	61.9	7.7

Number of employees	6,466	(1.7)	6,466	19.0

Number of branches	734	(2.4)	734	27.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

46

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Appendix

United Kingdom

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	1,136	(1.6)	0.5	2,290	(6.2)	(0.2)

Net fee income	258	(8.0)	(6.0)	538	(7.0)	(1.1)

Gains (losses) on financial transactions	95	40.5	43.0	163	13.7	20.9

Other operating income*	12	11.1	13.3	23	68.6	79.4

Gross income	1,501	(0.8)	1.3	3,014	(5.1)	0.9

Operating expenses	(788)	(0.8)	1.3	(1,581)	(5.1)	0.9

General administrative expenses	(705)	(1.8)	0.3	(1,422)	(5.6)	0.4

Personnel	(358)	(3.4)	(1.4)	(729)	(10.4)	(4.7)

Other general administrative expenses	(346)	(0.0)	2.1	(693)	0.0	6.4

Depreciation and amortisation	(83)	8.9	11.1	(159)	(0.4)	6.0

Net operating income	713	(0.9)	1.2	1,433	(5.1)	0.9

Net loan-loss provisions	(68)	944.5	956.5	(74)	(20.6)	(15.6)

Other income	(71)	21.4	23.7	(130)	22.6	30.4

Profit before taxes	574	(12.3)	(10.3)	1,228	(6.3)	(0.3)

Tax on profit	(173)	(9.9)	(8.0)	(365)	32.0	40.4

Profit from continuing operations	401	(13.3)	(11.3)	863	(16.5)	(11.2)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	401	(13.3)	(11.3)	863	(16.5)	(11.2)

Minority interests	11	16.1	18.4	20	15.8	23.2

Attributable profit to the Group	390	(13.9)	(11.9)	843	(17.1)	(11.8)

Balance sheet

Customer loans **	259,852	(2.9)	1.4	259,852	(9.7)	4.9

Financial assets held for trading (w/o loans)	40,661	12.5	17.4	40,661	(1.7)	14.2

Available-for-sale financial assets	11,901	0.8	5.3	11,901	(6.9)	8.1

Central banks and credit institutions **	17,147	(0.4)	4.0	17,147	1.8	18.2

Tangible and intangible assets	2,646	(5.1)	(0.9)	2,646	(16.7)	(3.2)

Other assets	29,976	3.5	8.1	29,976	8.7	26.3

Total assets/liabilities & shareholders’ equity	362,184	(0.6)	3.7	362,184	(7.0)	8.0

Customer deposits **	212,152	(2.4)	1.9	212,152	(7.9)	7.1

Debt securities issued **	72,556	(5.3)	(1.1)	72,556	(6.9)	8.2

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	21,040	38.3	44.4	21,040	(20.1)	(7.2)

Other liabilities	40,880	10.0	14.8	40,880	3.8	20.6

Stockholders’ equity ***	15,556	(14.8)	(11.1)	15,556	(1.5)	14.5

Other managed and marketed customer funds	8,365	(4.8)	(0.6)	8,365	(22.6)	(10.1)

Mutual and pension funds	8,246	(4.8)	(0.6)	8,246	(22.5)	(10.0)

Managed portfolios	119	(3.8)	0.5	119	(26.7)	(14.8)

Managed and marketed customer funds	293,073	(3.2)	1.1	293,073	(8.1)	6.8

Ratios (%) and operating means

RoTE	9.58	(0.57)		9.95	(2.74)

Efficiency ratio (with amortisations)	52.5	0.0		52.5	(0.0)

NPL ratio	1.47	(0.02)		1.47	(0.14)

NPL coverage	36.5	—		36.5	(3.8)

Number of employees	26,010	(0.3)		26,010	(1.3)

Number of branches	850	(0.5)		850	(5.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

47

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Appendix

Latin America

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	3,140	3.2	(1.4)	6,184	(13.6)	6.8

Net fee income	1,121	16.6	11.7	2,082	(9.0)	14.5

Gains (losses) on financial transactions	222	56.6	57.4	363	9.7	35.1

Other operating income*	25	—	—	18	(30.3)	(23.6)

Gross income	4,507	8.9	4.3	8,647	(11.8)	9.5

Operating expenses	(1,834)	5.7	1.4	(3,570)	(12.4)	9.3

General administrative expenses	(1,666)	5.1	1.0	(3,251)	(12.4)	9.3

Personnel	(938)	8.0	3.7	(1,806)	(10.6)	11.2

Other general administrative expenses	(728)	1.6	(2.4)	(1,444)	(14.5)	7.1

Depreciation and amortisation	(168)	11.3	6.5	(320)	(12.2)	9.1

Net operating income	2,673	11.2	6.4	5,076	(11.3)	9.6

Net loan-loss provisions	(1,149)	4.0	(1.2)	(2,253)	(7.5)	13.6

Other income	(217)	14.7	6.5	(405)	(14.9)	6.7

Profit before taxes	1,308	17.8	14.0	2,418	(14.0)	6.5

Tax on profit	(352)	30.8	26.6	(621)	(19.8)	0.7

Profit from continuing operations	955	13.6	9.9	1,796	(11.8)	8.6

Net profit from discontinued operations	0	—	—	0	—	—

Consolidated profit	955	13.6	9.9	1,796	(11.8)	8.7

Minority interests	152	10.9	8.8	290	(9.5)	7.0

Attributable profit to the Group	803	14.2	10.2	1,506	(12.2)	9.0

Balance sheet

Customer loans **	141,873	7.6	0.8	141,873	(2.2)	5.5

Financial assets held for trading (w/o loans)	38,044	5.2	1.0	38,044	10.0	20.7

Available-for-sale financial assets	28,815	6.6	(1.5)	28,815	(16.9)	(11.3)

Central banks and credit institutions **	49,887	27.7	16.2	49,887	39.3	47.9

Tangible and intangible assets	3,869	9.0	(0.6)	3,869	(4.6)	5.0

Other assets	37,107	5.4	(2.7)	37,107	22.5	33.6

Total assets/liabilities & shareholders’ equity	299,596	9.8	2.4	299,596	5.3	13.6

Customer deposits **	134,898	7.6	0.7	134,898	1.1	10.2

Debt securities issued **	45,148	14.8	4.5	45,148	3.6	9.0

Liabilities under insurance contracts	1	10.3	(3.8)	1	1.1	4.6

Central banks and credit institutions **	42,333	1.1	(5.4)	42,333	1.4	7.9

Other liabilities	53,825	20.0	13.2	53,825	24.0	34.6

Stockholders’ equity ***	23,391	9.2	1.2	23,391	4.6	13.7

Other managed and marketed customer funds	76,722	12.5	2.3	76,722	7.2	14.0

Mutual and pension funds	70,759	11.8	1.7	70,759	6.7	13.8

Managed portfolios	5,964	21.3	10.1	5,964	13.2	16.9

Managed and marketed customer funds	256,768	10.3	1.8	256,768	3.3	11.1

Ratios (%) and operating means

RoTE	15.11	0.80		14.75	(0.96)

Efficiency ratio (with amortisations)	40.7	(1.2)		41.3	(0.3)

NPL ratio	4.98	0.10		4.98	0.24

NPL coverage	81.4	1.7		81.4	(3.0)

Number of employees	88,497	(1.8)		88,497	1.3

Number of branches	5,852	0.1		5,852	1.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

48

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JANUARY - JUNE
Appendix

Brazil

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	1,878	4.8	(3.7)	3,671	(17.3)	3.1

Net fee income	704	23.0	13.8	1,277	(8.1)	14.5

Gains (losses) on financial transactions	97	—	—	99	10.2	37.5

Other operating income*	23	80.4	68.8	36	(45.2)	(31.7)

Gross income	2,703	13.5	4.7	5,083	(15.1)	5.9

Operating expenses	(1,046)	10.4	1.7	(1,993)	(14.7)	6.3

General administrative expenses	(942)	9.9	1.2	(1,799)	(14.4)	6.7

Personnel	(523)	10.8	2.0	(996)	(13.1)	8.4

Other general administrative expenses	(418)	8.9	0.2	(803)	(16.1)	4.6

Depreciation and amortisation	(104)	15.3	6.4	(194)	(17.3)	3.1

Net operating income	1,657	15.6	6.7	3,091	(15.3)	5.6

Net loan-loss provisions	(753)	4.5	(3.9)	(1,473)	(11.0)	11.0

Other income	(193)	8.8	0.2	(370)	(21.6)	(2.3)

Profit before taxes	711	32.6	23.0	1,248	(18.1)	2.1

Tax on profit	(231)	68.5	57.4	(368)	(23.8)	(5.0)

Profit from continuing operations	481	20.3	11.2	880	(15.4)	5.4

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	481	20.3	11.2	880	(15.4)	5.4

Minority interests	51	25.6	16.3	92	(17.2)	3.2

Attributable profit to the Group	429	19.7	10.7	788	(15.2)	5.7

Balance sheet

Customer loans **	68,034	12.5	(1.9)	68,034	(5.6)	(2.4)

Financial assets held for trading (w/o loans)	19,478	24.7	8.7	19,478	23.1	27.4

Available-for-sale financial assets	17,685	10.0	(4.1)	17,685	(32.1)	(29.8)

Central banks and credit institutions **	36,362	33.8	16.6	36,362	38.1	42.9

Tangible and intangible assets	2,647	11.8	(2.5)	2,647	(0.9)	2.5

Other assets	21,869	7.2	(6.5)	21,869	40.6	45.5

Total assets/liabilities & shareholders’ equity	166,074	16.9	1.9	166,074	4.8	8.4

Customer deposits **	68,672	15.0	0.2	68,672	2.2	5.7

Debt securities issued **	31,200	17.9	2.8	31,200	7.1	10.8

Liabilities under insurance contracts	1	10.3	(3.8)	1	1.1	4.6

Central banks and credit institutions **	22,141	3.1	(10.1)	22,141	(14.5)	(11.5)

Other liabilities	29,631	32.5	15.5	29,631	25.6	29.9

Stockholders’ equity ***	14,428	19.6	4.3	14,428	13.8	17.8

Other managed and marketed customer funds	55,908	15.0	0.3	55,908	12.1	16.0

Mutual and pension funds	52,385	14.7	(0.0)	52,385	12.4	16.3

Managed portfolios	3,522	20.1	4.7	3,522	7.9	11.6

Managed and marketed customer funds	155,780	15.5	0.7	155,780	6.5	10.2

Ratios (%) and operating means

RoTE	13.87	0.36		13.71	(1.17)

Efficiency ratio (with amortisations)	38.7	(1.1)		39.2	0.2

NPL ratio	6.11	0.18		6.11	0.98

NPL coverage	85.3	1.6		85.3	(10.6)

Number of employees	48,366	(2.5)		48,366	(0.6)

Number of branches	3,441	0.1		3,441	0.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

49

FINANCIAL REPORT 2016
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Appendix

Mexico

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	579	(2.6)	0.1	1,173	(3.7)	15.0

Net fee income	190	9.4	12.3	363	(10.9)	6.4

Gains (losses) on financial transactions	23	(32.5)	(30.2)	57	(24.7)	(10.1)

Other operating income*	(5)	(43.3)	(41.2)	(15)	(48.5)	(38.5)

Gross income	786	(0.8)	2.0	1,578	(5.6)	12.7

Operating expenses	(317)	(1.5)	1.2	(639)	(9.7)	7.8

General administrative expenses	(289)	(1.4)	1.4	(581)	(10.1)	7.3

Personnel	(159)	4.3	7.1	(311)	(8.7)	9.1

Other general administrative expenses	(130)	(7.6)	(4.9)	(270)	(11.7)	5.4

Depreciation and amortisation	(29)	(3.2)	(0.5)	(58)	(5.9)	12.4

Net operating income	469	(0.3)	2.5	939	(2.6)	16.3

Net loan-loss provisions	(214)	(3.5)	(0.8)	(435)	0.0	19.5

Other income	(11)	84.8	88.7	(18)	—	—

Profit before taxes	244	0.5	3.3	486	(9.1)	8.6

Tax on profit	(52)	(6.0)	(3.3)	(107)	(11.4)	5.9

Profit from continuing operations	192	2.4	5.2	379	(8.4)	9.4

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	192	2.4	5.2	379	(8.4)	9.4

Minority interests	46	3.3	6.1	91	(10.6)	6.8

Attributable profit to the Group	146	2.2	4.9	289	(7.7)	10.2

Balance sheet

Customer loans **	28,215	(1.7)	3.5	28,215	(1.4)	16.1

Financial assets held for trading (w/o loans)	15,128	(13.6)	(9.0)	15,128	(1.7)	15.7

Available-for-sale financial assets	6,739	19.7	26.0	6,739	69.1	99.0

Central banks and credit institutions **	8,102	30.8	37.8	8,102	51.8	78.6

Tangible and intangible assets	364	(4.1)	1.0	364	(20.9)	(6.9)

Other assets	6,080	(15.8)	(11.3)	6,080	(19.2)	(5.0)

Total assets/liabilities & shareholders’ equity	64,628	(1.5)	3.7	64,628	5.4	24.1

Customer deposits **	27,497	(2.5)	2.7	27,497	(4.3)	12.6

Debt securities issued **	5,410	(0.8)	4.5	5,410	(8.3)	7.9

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	10,159	(11.8)	(7.1)	10,159	19.9	41.1

Other liabilities	17,345	9.6	15.5	17,345	30.1	53.1

Stockholders’ equity ***	4,218	(9.0)	(4.1)	4,218	(13.2)	2.1

Other managed and marketed customer funds	11,359	(2.3)	2.9	11,359	(9.5)	6.5

Mutual and pension funds	11,359	(2.3)	2.9	11,359	(9.5)	6.5

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	44,266	(2.3)	2.9	44,266	(6.2)	10.4

Ratios (%) and operating means

RoTE	14.22	1.27		13.61	0.34

Efficiency ratio (with amortisations)	40.4	(0.3)		40.5	(1.8)

NPL ratio	3.01	(0.05)		3.01	(0.80)

NPL coverage	102.3	4.8		102.3	14.8

Number of employees	17,703	(0.9)		17,703	2.1

Number of branches	1,389	0.2		1,389	2.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

50

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Chile

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	449	6.7	5.7	870	(2.8)	7.9

Net fee income	85	(3.1)	(4.0)	172	(5.4)	5.0

Gains (losses) on financial transactions	42	(12.4)	(13.4)	90	(10.4)	(0.5)

Other operating income*	1	—	—	0	(97.0)	(96.7)

Gross income	577	3.7	2.7	1,133	(4.5)	6.0

Operating expenses	(237)	1.0	(0.0)	(472)	(5.7)	4.7

General administrative expenses	(216)	0.1	(0.9)	(431)	(6.9)	3.4

Personnel	(139)	9.0	8.0	(267)	(3.5)	7.1

Other general administrative expenses	(76)	(12.9)	(13.8)	(164)	(11.8)	(2.1)

Depreciation and amortisation	(21)	10.5	9.5	(41)	8.7	20.7

Net operating income	339	5.7	4.7	661	(3.6)	7.0

Net loan-loss provisions	(127)	16.7	15.7	(237)	(8.2)	2.0

Other income	(1)	—	—	1	(71.8)	(68.6)

Profit before taxes	211	(0.9)	(1.9)	425	(1.4)	9.4

Tax on profit	(31)	(23.1)	(24.0)	(71)	(0.6)	10.4

Profit from continuing operations	181	4.3	3.3	354	(1.6)	9.2

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	181	4.3	3.3	354	(1.6)	9.2

Minority interests	55	5.8	4.8	106	(0.5)	10.5

Attributable profit to the Group	126	3.6	2.6	248	(2.1)	8.7

Balance sheet

Customer loans **	35,322	5.9	2.3	35,322	4.7	7.9

Financial assets held for trading (w/o loans)	3,217	15.2	11.2	3,217	10.2	13.6

Available-for-sale financial assets	3,273	(7.7)	(10.9)	3,273	15.6	19.2

Central banks and credit institutions **	3,469	(1.0)	(4.3)	3,469	27.9	31.9

Tangible and intangible assets	373	5.3	1.7	373	0.4	3.5

Other assets	4,387	31.3	26.8	4,387	11.6	15.0

Total assets/liabilities & shareholders’ equity	50,041	6.7	3.1	50,041	7.6	10.9

Customer deposits **	25,636	3.9	0.3	25,636	5.9	9.2

Debt securities issued **	8,419	15.6	11.7	8,419	(0.5)	2.5

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	7,305	16.2	12.2	7,305	25.9	29.8

Other liabilities	5,693	3.2	(0.4)	5,693	11.0	14.4

Stockholders’ equity ***	2,988	(4.3)	(7.6)	2,988	3.1	6.3

Other managed and marketed customer funds	8,044	13.9	10.0	8,044	3.2	6.4

Mutual and pension funds	5,603	10.3	6.5	5,603	(3.2)	(0.2)

Managed portfolios	2,441	23.0	18.8	2,441	21.7	25.4

Managed and marketed customer funds	42,099	7.9	4.2	42,099	4.1	7.3

Ratios (%) and operating means

RoTE	17.75	1.32		17.19	0.25

Efficiency ratio (with amortisations)	41.1	(1.1)		41.7	(0.5)

NPL ratio	5.28	(0.17)		5.28	(0.45)

NPL coverage	55.5	0.9		55.5	3.9

Number of employees	12,307	(1.3)		12,307	(0.0)

Number of branches	469	(0.4)		469	(2.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

51

FINANCIAL REPORT 2016
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Appendix

United States

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	1,462	(5.6)	(3.1)	3,010	(0.1)	0.0

Net fee income	293	3.5	6.0	576	8.1	8.2

Gains (losses) on financial transactions	8	(63.2)	(61.5)	28	(81.8)	(81.8)

Other operating income*	126	8.3	10.8	242	43.5	43.6

Gross income	1,888	(4.0)	(1.6)	3,856	(0.3)	(0.2)

Operating expenses	(774)	(0.4)	2.1	(1,551)	8.8	8.9

General administrative expenses	(697)	(0.9)	1.6	(1,400)	7.8	7.9

Personnel	(400)	(3.8)	(1.4)	(815)	9.9	10.0

Other general administrative expenses	(297)	3.4	5.9	(584)	5.0	5.0

Depreciation and amortisation	(77)	4.4	6.9	(151)	19.8	19.9

Net operating income	1,114	(6.4)	(4.0)	2,305	(5.6)	(5.5)

Net loan-loss provisions	(704)	(18.2)	(16.0)	(1,565)	12.3	12.4

Other income	(13)	(79.5)	(78.0)	(79)	31.7	31.9

Profit before taxes	397	50.4	53.5	661	(33.2)	(33.1)

Tax on profit	(143)	38.6	41.6	(247)	(21.7)	(21.7)

Profit from continuing operations	253	57.9	61.1	414	(38.6)	(38.5)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	253	57.9	61.1	414	(38.6)	(38.5)

Minority interests	95	20.5	23.2	174	(13.2)	(13.1)

Attributable profit to the Group	159	94.0	97.7	240	(49.3)	(49.2)

Balance sheet

Customer loans **	83,144	2.9	0.3	83,144	4.4	3.6

Financial assets held for trading (w/o loans)	2,617	10.6	7.8	2,617	56.2	55.0

Available-for-sale financial assets	17,688	(3.0)	(5.4)	17,688	5.4	4.6

Central banks and credit institutions **	1,559	1.9	(0.6)	1,559	21.8	20.8

Tangible and intangible assets	10,000	8.1	5.4	10,000	26.6	25.6

Other assets	20,196	(14.6)	(16.7)	20,196	46.6	45.5

Total assets/liabilities & shareholders’ equity	135,205	(0.5)	(3.0)	135,205	11.7	10.8

Customer deposits **	59,382	(0.2)	(2.7)	59,382	2.1	1.4

Debt securities issued **	25,933	15.7	12.8	25,933	18.9	18.0

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	26,738	(16.5)	(18.6)	26,738	23.9	22.9

Other liabilities	9,384	7.6	4.9	9,384	11.8	10.9

Stockholders’ equity ***	13,767	4.5	1.9	13,767	23.6	22.7

Other managed and marketed customer funds	19,212	5.0	2.4	19,212	(8.3)	(9.0)

Mutual and pension funds	6,979	2.4	(0.1)	6,979	(9.4)	(10.1)

Managed portfolios	12,233	6.6	3.9	12,233	(7.6)	(8.3)

Managed and marketed customer funds****	84,192	2.3	(0.2)	84,192	1.3	0.6

Ratios (%) and operating means

RoTE	5.01	2.31		3.91	(5.20)

Efficiency ratio (with amortisations)	41.0	1.5		40.2	3.4

NPL ratio	2.24	0.05		2.24	0.04

NPL coverage	220.6	(0.5)		220.6	(3.6)

Number of employees	17,871	(2.0)		17,871	3.6

Number of branches	774	0.1		774	(1.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results
(****).-	Excluding debt securities issued of Santander Consumer USA

52

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JANUARY - JUNE
Appendix

Corporate Centre

€ Million

Income statement	2Q’16	1Q’16%		1H’16	1H’15%

Net interest income	(187)	(169)	11.1	(356)	(352)	1.0

Net fee income	(5)	(5)	15.1	(10)	(7)	32.1

Gains (losses) on financial transactions	(67)	(32)	107.3	(99)	(56)	76.2

Other operating income	15	(18)	—	(3)	9	—

Dividends	27	2	—	29	39	(26.2)

Income from equity-accounted method	(5)	(16)	(68.7)	(21)	(21)	4.2

Other operating income/expenses	(8)	(4)	110.4	(11)	(10)	13.3

Gross income	(244)	(223)	9.5	(468)	(407)	15.1

Operating expenses	(120)	(126)	(4.5)	(246)	(293)	(15.8)

Net operating income	(365)	(349)	4.5	(714)	(699)	2.2

Net loan-loss provisions	(5)	1	—	(3)	1	—

Other income	(55)	(5)	974.2	(60)	(230)	(74.0)

Underlying profit before taxes	(424)	(353)	20.0	(777)	(928)	(16.2)

Tax on profit	6	36	(83.7)	42	(27)	—

Underlying profit from continuing operations	(418)	(317)	31.8	(736)	(955)	(23.0)

Net profit from discontinued operations	0	—	—	0	0	—

Underlying consolidated profit	(418)	(317)	31.7	(735)	(955)	(23.0)

Minority interests	(0)	(6)	(94.1)	(7)	25	—

Underlying attributable profit to the Group	(418)	(311)	34.2	(729)	(980)	(25.6)

Net capital gains and provisions*	(248)	—	—	(248)	835	—

Attributable profit to the Group	(666)	(311)	114.0	(977)	(145)	574.2

Balance sheet

Financial assets held for trading (w/o loans)	1,992	1,616	23.2	1,992	3,502	(43.1)

Available-for-sale financial assets	3,163	3,654	(13.4)	3,163	3,721	(15.0)

Goodwill	26,536	26,209	1.2	26,536	28,593	(7.2)

Capital assigned to Group areas	82,167	84,715	(3.0)	82,167	81,700	0.6

Other assets	26,085	20,060	30.0	26,085	35,926	(27.4)

Total assets/liabilities & shareholders’ equity	139,944	136,255	2.7	139,944	153,442	(8.8)

Customer deposits**	1,061	1,629	(34.9)	1,061	2,195	(51.7)

Debt securities issued**	35,292	32,459	8.7	35,292	29,061	21.4

Other liabilities	18,880	16,882	11.8	18,880	29,272	(35.5)

Stockholders’ equity ***	84,710	85,286	(0.7)	84,710	92,913	(8.8)

Other managed and marketed customer funds	—	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	36,353	34,087	6.6	36,353	31,256	16.3

Operating means

Number of employees	1,757	1,974	(11.0)	1,757	2,184	(19.6)

(*).-	In 1H’16 restructuring costs and capital gains from the disposal of the stake in Visa Europe. In 1H’15 net result of the reversal of tax liabilities in Brazil
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

53

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Retail Banking

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	7,160	0.1	(0.9)	14,314	(5.5)	3.9

Net fee income	2,170	6.1	4.8	4,214	(2.8)	8.4

Gains (losses) on financial transactions	76	(57.6)	(53.2)	257	(63.0)	(60.6)

Other operating income*	268	54.8	56.4	441	20.2	21.9

Gross income	9,673	1.3	0.4	19,225	(6.4)	3.0

Operating expenses	(4,553)	1.3	0.5	(9,045)	(3.0)	6.8

Net operating income	5,121	1.2	0.3	10,180	(9.2)	(0.2)

Net loan-loss provisions	(1,955)	(9.5)	(11.0)	(4,116)	(11.2)	(2.4)

Other income	(432)	3.8	0.9	(849)	0.4	14.9

Underlying profit before taxes	2,733	10.1	10.1	5,216	(9.0)	(0.6)

Tax on profit	(791)	17.5	17.9	(1,464)	(3.0)	6.3

Underlying profit from continuing operations	1,943	7.4	7.2	3,752	(11.2)	(3.0)

Net profit from discontinued operations	0	—	—	0	(40.4)	(40.4)

Underlying consolidated profit	1,943	7.4	7.2	3,752	(11.2)	(3.0)

Minority interests	302	18.3	18.8	557	(7.9)	(0.8)

Underlying attributable profit to the Group	1,641	5.6	5.3	3,195	(11.8)	(3.4)

Net capital gains and provisions**	(120)	—	—	(120)	—	—

Attributable profit to the Group	1,521	(2.2)	(2.4)	3,075	(15.1)	(7.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contribution dates

54

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Global Corporate Banking

€ Million

		/ 1Q’16			/ 1H’15
Income statement	2Q’16%		% w/o FX	1H’16%		% w/o FX

Net interest income	608	(6.6)	(8.6)	1,258	(18.0)	(6.4)

Net fee income	385	7.7	6.4	742	(5.1)	4.2

Gains (losses) on financial transactions	357	0.3	(1.9)	712	102.6	123.0

Other operating income*	140	254.1	251.9	180	5.2	4.3

Gross income	1,489	6.2	4.2	2,892	1.9	13.5

Operating expenses	(500)	3.0	2.7	(985)	(7.2)	0.4

Net operating income	989	7.8	5.0	1,906	7.3	21.7

Net loan-loss provisions	(194)	(12.9)	(14.7)	(417)	21.4	42.4

Other income	(33)	—	—	(33)	74.8	46.2

Profit before taxes	762	9.8	6.7	1,456	3.0	16.4

Tax on profit	(220)	10.2	6.8	(419)	6.1	21.2

Profit from continuing operations	542	9.7	6.7	1,037	1.8	14.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	542	9.7	6.7	1,037	1.8	14.5

Minority interests	38	(6.6)	(10.9)	79	13.7	35.3

Attributable profit to the Group	504	11.2	8.3	958	0.9	13.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & based finance.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

55

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

NOTE:	The financial information for the first half of 2016 and 2015 corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Consolidated income statement

€ Million

	1H’16	1H’15

Interest income	27,032	29,182

Interest expense	(11,838)	(12,240)

NET INTEREST INCOME	15,194	16,942

Dividend income	253	273

Share of results of entities accounted for using the equity method	195	200

Commission income	6,275	6,606

Commission expense	(1,329)	(1,495)

Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	734	757

Gain or losses on financial assets and liabilities held for trading, net	753	(1,005)

Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	422	(12)

Gain or losses from hedge accounting, net	14	(38)

Exchange rate differences, net	(672)	1,333

Other operating income	1,150	1,418

Other operating expenses	(1,160)	(1,370)

Income from assets under insurance and reinsurance contracts	1,024	426

Expenses from liabilities under insurance and reinsurance contracts	(988)	(383)

GROSS INCOME	21,865	23,652

Administrative expenses	(9,204)	(9,611)

Staff costs	(5,395)	(5,591)

Other general administrative expenses	(3,809)	(4,020)

Depreciation and amortisation cost	(1,181)	(1,195)

Provisions, net	(1,570)	(1,560)

Impairment or reversal of impairment of financial assets measured at fair value through profit or loss, net	(4,647)	(5,295)

Financial assets measured at cost	(2)	(19)

Financial assets available-for-sale	—	(96)

Loans and receivables	(4,645)	(5,180)

Held-to-maturity investments	—	—

PROFIT FROM OPERATIONS	5,263	5,991

Impairment of investments in subsidiaries, joint ventures and associates, net	(8)	—

Impairment on non-financial assets, net	(30)	(287)

Tangible assets	(18)	(59)

Intangible assets	—	(17)

Others	(12)	(211)

Gain or losses on non financial assets and investments, net	27	193

Negative goodwill recognized in results	—	—

Gains or losses on non-current assets held for sale classified as discontinued operations	(40)	(56)

PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	5,212	5,841

Tax expense or income from continuing operations	(1,642)	(765)

PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS	3,570	5,076

Profit or loss after tax from discontinued operations	—	—

PROFIT FOR THE PERIOD	3,570	5,076

Profit attributable to non-controlling interests	659	815

Profit attributable to the parent	2,911	4,261

EARNINGS PER SHARE (euros)
Basic	0.19	0.30

Diluted	0.19	0.30

NOTE:	The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 25, 2016, following a favourable report from the Audit Committee on July 20, 2016. In its review, the Audit Committee ensured that the first half information has been drawn up in accordance with the same principles and practices as the annual financial statements.

56

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Consolidated balance sheet

€ Million

ASSETS	30.06.16	31.12.15	30.06.15

Cash, cash balances at central banks and other demand deposits	65,368	77,751	68,967

Financial assets held for trading	157,497	146,346	150,221

Memorandum items: lent or delivered as guarantee with disposal or pledge rights	32,081	34,026	51,292

Financial assets measured at fair value	42,846	45,043	37,245

Memorandum items: lent or delivered as guarantee with disposal or pledge rights	—	—	—

Financial assets available for sale	116,385	122,036	129,035

Memorandum items: lent or delivered as guarantee with disposal or pledge rights	27,124	26,742	33,201

Loans and receivables	842,878	836,156	844,907

Memorandum items: lent or delivered as guarantee with disposal or pledge rights	2,349	1,697	7,103

Investments held.to-maturity	4,820	4,355	—

Memorandum items: lent or delivered as guarantee with disposal or pledge rights	524	—	—

Hedging derivates	11,045	7,727	6,107

Changes in fair value of hedged items in portfolio hedges of interest rate risk	1,993	1,379	1,417

Investments	3,411	3,251	3,559

Associated companies	1,650	1,592	1,628

Controlled entities	1,761	1,659	1,931

Reinsurance assets	326	331	340

Tangible assets	26,314	25,320	24,054

Property, plant and equipment	19,951	19,335	18,251

For own-use	7,681	7,949	8,637

Leased out under an operating lease	12,270	11,386	9,614

Investment property	6,363	5,985	5,803

Of which: leased out under an operating lease	5,153	4,777	5,268

Memorandum ítems: acquired in financial lease	109	195	166

Intangible assets	29,146	29,430	31,652

Goodwill	26,541	26,960	28,594

Other intangible assets	2,605	2,470	3,058

Tax assets	26,091	27,814	27,149

Current tax assets	4,621	5,769	4,833

Deferred tax assets	21,470	22,045	22,316

Other assets	8,945	7,675	9,115

Insurance contracts linked to pensions	279	299	337

Inventories	1,139	1,013	1,076

Other	7,527	6,363	7,702

Non-current assets held for sale	5,841	5,646	5,608

TOTAL ASSETS	1,342,906	1,340,260	1,339,376

57

FINANCIAL REPORT 2016
JANUARY - JUNE
Appendix

Consolidated balance sheet

€ Million

LIABILITIES AND EQUITY	30.06.16	31.12.15	30.06.15

Financial liabilities held for trading	118,582	105,218	107,888

Financial liabilities designated at fair value through profit or loss	48,548	54,768	55,364

Memorandum ítems: subordinated liabilities	—	—	—

Financial liabilities at amortised cost	1,031,650	1,039,343	1,029,054

Memorandum ítems: subordinated liabilities	22,720	21,153	19,836

Hedging derivatives	9,365	8,937	10,086

Changes in fair value of hedged items in portfolio hedges of interest rate risk	636	174	81

Liabilities under insurance contracts	644	627	648

Provisions	15,174	14,494	15,470

Pensions and other post-retirement obligations	6,784	6,356	7,063

Other long term employee benefits	2,049	1,916	2,168

Taxes and other legal contingencies	2,885	2,577	3,034

Contingent liabilities and commitments	616	618	666

Other provisions	2,840	3,027	2,539

Tax liabilities	8,118	7,725	7,297

Current tax liabilities	2,560	2,160	2,522

Deferred tax liabilities	5,558	5,565	4,775

Other lialibities	9,843	10,221	11,536

Liabilities associated with non-current assets held for sale	—	—	—

TOTAL LIABILITIES	1,242,560	1,241,507	1,237,424

Sharehoders’ equity	103,637	102,402	101,904

Capital	7,217	7,217	7,158

Unpaid capital which has been called up	—	—	—

Memorandum ítems: uncalled up capital	—	—	—

Share premium	45,001	45,001	45,072

Equity instruments issued other than capital	—	—	—

Equity component of compound financial instruments	—	—	—

Other equity instruments	—	—	—

Other equity	239	214	308

Accumulated retained profit	49,960	46,429	46,411

Revaluation reserves	—	—	—

Other reserves	(707)	(669)	(487)

(-) Own shares	(190)	(210)	(103)

Profit attributable to shareholders of the parent	2,911	5,966	4,261

(-) Interim Dividends	(794)	(1,546)	(716)

Other accumulated results	(15,027)	(14,362)	(10,407)

Items not reclassified to profit or loss	(3,665)	(3,166)	(3,759)

Actuarial gains or losses on defined benefit pension plans	(3,664)	(3,165)	(3,759)

Non-current assets classified as held for sale	—	—	—

Other recognised income and expense of investments in subsidaries, joint ventures and associates	(1)	(1)	—

Other valuation adjustments	—	—	—

Items that may be reclassified to profit or loss	(11,362)	(11,196)	(6,648)

Hedge of net investments in foreign operations (effective portion)	(3,995)	(3,597)	(4,684)

Exchange rate differences	(9,217)	(8,383)	(2,612)

Hedging derivatives. Cash flow hedges (effective portion)	836	171	75

Available-for-sale financial assets	1,196	844	700

Debt instruments	718	98	82

Equity instruments	478	746	618

Non-current assets classified as held for sale	—	—	—

Other recognised income and expense of investments in subsidaries, joint ventures and associates	(182)	(231)	(127)

Non-controlling interest	11,736	10,713	10,455

Other accumulated results	(1,029)	(1,227)	(647)

Other items	12,765	11,940	11,102

TOTAL EQUITY	100,346	98,753	101,952

TOTAL LIABILITIES AND EQUITY	1,342,906	1,340,260	1,339,376

Memorandum items
Contingent liabilities	42,316	39,834	44,024

Contingent commitments	225,526	221,738	218,977

58

FINANCIAL REPORT 2016
JANUARY - JUNE
Glosary

Glossary - Definitions

PROFITABILITY AND EFFICIENCY

•	RoE: Return on Equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)

•	Underlying RoE: Return on equity: Group’s underlying profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)

•	RoTE: Return on tangible equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests) - goodwill - intangible assets

•	Underlying RoTE: Return on tangible equity: Group’s underlying profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests) - goodwill - intangible assets

•	RoA: Return on assets: consolidated profit / average total assets

•	Underlying RoA: Return on assets: underlying consolidated profit / average total assets

•	RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets

•	Underlying RoRWA: Return on risk-weighted assets: underlying consolidated profit / average risk-weighted assets

•	Efficiency (with amortisations): Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations

CREDIT RISK

•	NPL ratio: Loans to customers and non-performing contingent liabilities (excluding country-risk) / total lending. Lending defined as total loans to customers and contingent liabilities (excluding country-risk)

•	NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and contingent liabilities (excluding country-risk) / total loans to customers and non-performing contingent liabilities (excluding country-risk)

•	Cost of credit: 12 month loan-loss provisions / 12 month average lending

CAPITALISATION

•	Tangible net asset value per share (euro) – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + valuation adjustments (excluding minority interests) - goodwill - intangible assets

Notes:	1) The averages included in the RoE, RoTE RoA and RoRWA denominators are calculated on the basis of 7 months from the previous December to the following June in the case of the first half, and 4 months from March to June in the case of the second quarter.

2) The risk-weighted assets included in the RoRWA denominator, are calculated according to the criteria defined in the CRR (Capital Requirements Regulation).

59

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	1H ’16	1H ’15	Amount	%	2015
Balance sheet (€ million)
Total assets	1,342,906	1,339,376	3,530	0.3	1,340,260
Net customer loans	783,457	799,233	(15,776)	(2.0)	790,848
Customer deposits	671,903	687,918	(16,015)	(2.3)	683,142
Managed and marketed customer funds	1,077,369	1,082,946	(5,577)	(0.5)	1,075,563
Total equity	100,346	101,952	(1,606)	(1.6)	98,753
Total managed and marketed funds	1,517,386	1,514,136	3,250	0.2	1,506,520

Underlying income statement* (€ million)
Net interest income	15,194	16,319	(1,125)	(6.9)	32,189
Gross income	21,660	23,062	(1,403)	(6.1)	45,272
Net operating income	11,275	12,256	(981)	(8.0)	23,702
Underlying profit before taxes	5,685	5,988	(303)	(5.1)	10,939
Underlying attributable profit to the Group	3,280	3,426	(147)	(4.3)	6,566

(*).- Currency-neutral basis

Net interest income: +3.0%; Gross income: +3.6%; Net operating income: +2.2%; Attributable profit: +8.9%

Underlying EPS, profitability and efficiency (%)
EPS (euro)	0.22	0.24	(0.02)	(8.4)	0.45
RoE	7.45	7.51			7.23
RoTE	11.10	11.46			10.99
RoA	0.59	0.61			0.58
RoRWA	1.35	1.36			1.30
Efficiency ratio (with amortisations)	47.9	46.9			47.6

Solvency and NPL ratios (%)
CET1 fully-loaded	10.36	9.83			10.05
CET1 phase-in	12.32	12.38			12.55
NPL ratio	4.29	4.64			4.36
Coverage ratio	72.5	70.1			73.1

Market capitalisation and shares
Shares (millions)	14,434	14,317	118	0.8	14,434
Share price (euros)	3.429	6.264	(2.835)	(45.3)	4.558
Market capitalisation (€ million)	49,496	89,679	(40,184)	(44.8)	65,792
Tangible book value (euro)	4.13	4.18			4.07
Price / Tangible book value (X)	0.83	1.50			1.12
P/E ratio (X)	7.93	13.27			10.23

Other data
Number of shareholders	3,794,920	3,203,349	591,571	18.5	3,573,277
Number of employees	191,138	190,262	876	0.5	193,863
Number of branches	12,589	12,910	(321)	(2.5)	13,030

Information on total profit **
Attributable profit to the Group (€ million)	2,911	4,261	(1,350)	(31.7)	5,966
EPS (euro)	0.19	0.30	(0.11)	(35.6)	0.40
RoE	7.03	8.42			6.57
RoTE	10.48	12.86			9.99
RoA	0.56	0.68			0.54
RoRWA	1.29	1.51			1.20
P/E ratio (X)	8.99	10.58			11.30

(*).-	Excluding non-recurring net capital gains and provisions (1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)
(**).-	Including non-recurring net capital gains and provisions (1H’16: -€368 million; 1H’15: €835 million; 2015: -€600 million)

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 25 2016, following a favourable report from the Audit Committee on July, 20 2016.

Income statement

€ million

			Variation
	1H ’16	1H ’15	Amount	%

Net interest income	15,194	16,319	(1,125)	(6.9)
Net fee income	4,946	5,110	(164)	(3.2)
Gains (losses) on financial transactions	870	1,068	(197)	(18.5)
Other operating income	649	565	84	14.8
Dividends	253	273	(20)	(7.4)
Income from equity-accounted method	195	200	(5)	(2.4)
Other operating income/expenses	201	93	109	117.5
Gross income	21,660	23,062	(1,403)	(6.1)
Operating expenses	(10,384)	(10,806)	422	(3.9)
General administrative expenses	(9,204)	(9,611)	407	(4.2)
Personnel	(5,395)	(5,591)	196	(3.5)
Other general administrative expenses	(3,809)	(4,020)	211	(5.2)
Depreciation and amortisation	(1,181)	(1,196)	15	(1.2)
Net operating income	11,275	12,256	(981)	(8.0)
Net loan-loss provisions	(4,613)	(5,071)	458	(9.0)
Impairment losses on other assets	(72)	(138)	65	(47.5)
Other income	(905)	(1,059)	155	(14.6)
Underlying profit before taxes	5,685	5,988	(303)	(5.1)
Tax on profit	(1,780)	(1,862)	82	(4.4)
Underlying profit from continuing operations	3,906	4,126	(221)	(5.3)
Net profit from discontinued operations	0	0	0	—
Underlying consolidated profit	3,906	4,126	(220)	(5.3)
Minority interests	626	700	(74)	(10.5)
Underlying attributable profit to the Group	3,280	3,426	(147)	(4.3)
Net capital gains and provisions*	(368)	835	(1,203)	—
Attributable profit to the Group	2,911	4,261	(1,350)	(31.7)

Underlying EPS (euros)	0.22	0.24	(0.02)	(8.4)
Underlying diluted EPS (euros)	0.22	0.24	(0.02)	(8.5)

EPS (euros)	0.19	0.30	(0.11)	(35.6)
Diluted EPS (euros)	0.19	0.30	(0.11)	(35.7)

Pro memoria:
Average total assets	1,334,860	1,343,637	(8,777)	(0.7)
Average stockholders' equity	88,100	91,303	(3,203)	(3.5)

(*).-	In 1H’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the SRF (- €120 million). In 1H’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Quarterly income statement

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16

Net interest income	8,038	8,281	7,983	7,888	7,624	7,570
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549
Gains (losses) on financial transactions	695	372	634	684	504	366
Other operating income	186	379	225	(126)	204	445
Dividends	33	239	75	107	44	209
Income from equity-accounted method	99	101	93	82	83	112
Other operating income/expenses	53	39	57	(315)	78	124
Gross income	11,444	11,618	11,316	10,894	10,730	10,929
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)
Other income	(454)	(605)	(606)	(526)	(389)	(515)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984
Minority interests	350	350	311	242	288	338
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278

Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11

EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif's badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million)

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Income statement

€ million (currency-neutral basis)

			Variation
	1H '16	1H '15	Amount	%

Net interest income	15,194	14,752	442	3.0
Net fee income	4,946	4,593	353	7.7
Gains (losses) on financial transactions	870	993	(122)	(12.3)
Other operating income	649	562	88	15.6
Dividends	253	265	(12)	(4.6)
Income from equity-accounted method	195	170	25	14.7
Other operating income/expenses	201	126	75	59.2
Gross income	21,660	20,899	760	3.6
Operating expenses	(10,384)	(9,867)	(518)	5.2
General administrative expenses	(9,204)	(8,754)	(450)	5.1
Personnel	(5,395)	(5,129)	(266)	5.2
Other general administrative expenses	(3,809)	(3,625)	(184)	5.1
Depreciation and amortisation	(1,181)	(1,113)	(68)	6.1
Net operating income	11,275	11,032	243	2.2
Net loan-loss provisions	(4,613)	(4,602)	(11)	0.2
Impairment losses on other assets	(72)	(134)	62	(46.1)
Other income	(905)	(960)	55	(5.8)
Underlying profit before taxes	5,685	5,337	348	6.5
Tax on profit	(1,780)	(1,681)	(99)	5.9
Underlying profit from continuing operations	3,906	3,656	249	6.8
Net profit from discontinued operations	0	0	0	—
Underlying consolidated profit	3,906	3,656	250	6.8
Minority interests	626	645	(19)	(2.9)
Underlying attributable profit to the Group	3,280	3,011	269	8.9
Net capital gains and provisions*	(368)	835	(1,203)	—
Attributable profit to the Group	2,911	3,846	(935)	(24.3)

(*).-	In 1H’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the SRF (- €120 million). In 1H’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Quarterly income statement

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16

Net interest income	7,248	7,504	7,602	7,651	7,665	7,529
Net fee income	2,260	2,333	2,337	2,359	2,413	2,533
Gains (losses) on financial transactions	660	333	615	667	503	367
Other operating income	188	374	222	(118)	204	446
Dividends	33	232	73	107	44	209
Income from equity-accounted method	84	87	86	79	84	112
Other operating income/expenses	72	55	63	(304)	76	125
Gross income	10,356	10,543	10,776	10,559	10,784	10,875
Operating expenses	(4,901)	(4,966)	(5,087)	(5,239)	(5,177)	(5,208)
General administrative expenses	(4,351)	(4,403)	(4,496)	(4,644)	(4,589)	(4,615)
Personnel	(2,523)	(2,606)	(2,592)	(2,712)	(2,692)	(2,703)
Other general administrative expenses	(1,827)	(1,798)	(1,904)	(1,932)	(1,897)	(1,912)
Depreciation and amortisation	(550)	(563)	(591)	(595)	(588)	(593)
Net operating income	5,455	5,577	5,689	5,321	5,607	5,668
Net loan-loss provisions	(2,320)	(2,282)	(2,382)	(2,499)	(2,427)	(2,187)
Impairment losses on other assets	(59)	(75)	(101)	(210)	(44)	(28)
Other income	(406)	(554)	(586)	(533)	(395)	(510)
Underlying profit before taxes	2,671	2,666	2,620	2,078	2,742	2,943
Tax on profit	(830)	(851)	(759)	(455)	(812)	(968)
Underlying profit from continuing operations	1,841	1,815	1,861	1,623	1,930	1,976
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	1,841	1,815	1,861	1,623	1,930	1,976
Minority interests	325	320	300	238	289	338
Underlying attributable profit to the Group	1,516	1,495	1,562	1,385	1,641	1,638
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)
Attributable profit to the Group	1,516	2,330	1,562	(50)	1,641	1,270

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif's badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million)

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Exchange rates: 1 euro / currency parity

	Average		Period-end
	1H ’16	1H ’15	30.06.16	31.12.15	30.06.15

US$	1.116	1.115	1.110	1.089	1.119
Pound sterling	0.778	0.732	0.827	0.734	0.711
Brazilian real	4.118	3.303	3.590	4.312	3.470
Mexican peso	20.151	16.875	20.635	18.915	17.533
Chilean peso	768.760	692.314	736.795	773.772	714.798
Argentine peso	15.968	9.831	16.612	14.140	10.168
Polish zloty	4.367	4.139	4.436	4.264	4.191

Net fee income

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Fees from services	2,998	3,056	(58)	(1.9)
Mutual & pension funds	372	439	(67)	(15.4)
Securities and custody	450	493	(43)	(8.7)
Insurance	1,126	1,122	4	0.3
Net fee income	4,946	5,110	(164)	(3.2)

Operating expenses

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Personnel expenses	5,395	5,591	(196)	(3.5)
General expenses	3,809	4,020	(211)	(5.2)
Information technology	550	561	(11)	(2.0)
Communications	255	250	5	1.9
Advertising	304	330	(26)	(7.9)
Buildings and premises	867	936	(68)	(7.3)
Printed and office material	69	81	(12)	(15.1)
Taxes (other than profit tax)	232	263	(32)	(12.0)
Other expenses	1,533	1,599	(66)	(4.1)
Personnel and general expenses	9,204	9,611	(407)	(4.2)
Depreciation and amortisation	1,181	1,196	(15)	(1.2)
Total operating expenses	10,384	10,806	(422)	(3.9)

Net loan-loss provisions

€ million

			Variation
	1H ’16	1H ’15	Amount	%

Non performing loans	5,369	5,833	(465)	(8.0)
Country-risk	(3)	18	(20)	—
Recovery of written-off assets	(753)	(780)	27	(3.5)
Total	4,613	5,071	(458)	(9.0)

Balance sheet

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15
Assets
Cash, cash balances at central banks and other demand deposits	65,368	68,967	(3,599)	(5.2)	77,751
Financial assets held for trading	157,497	150,221	7,276	4.8	146,346
Debt securities	45,077	51,152	(6,075)	(11.9)	43,964
Equity instruments	14,237	18,272	(4,035)	(22.1)	18,225
Customer loans	8,747	5,789	2,958	51.1	6,081
Loans and advances to central banks and credit institutions	2,161	2,451	(290)	(11.8)	1,352
Derivatives	87,275	72,557	14,718	20.3	76,724
Financial assets designated at fair value	42,846	37,245	5,601	15.0	45,043
Customer loans	13,928	11,307	2,621	23.2	14,293
Loans and advances to central banks and credit institutions	24,810	21,086	3,724	17.7	26,403
Other (debt securities an equity instruments)	4,108	4,852	(744)	(15.3)	4,347
Financial assets available-for-sale	116,385	129,035	(12,650)	(9.8)	122,036
Debt securities	111,672	123,988	(12,316)	(9.9)	117,187
Equity instruments	4,713	5,047	(334)	(6.6)	4,849
Loans and receivables	842,878	844,907	(2,029)	(0.2)	836,156
Debt securities	13,672	6,846	6,826	99.7	10,907
Customer loans	760,781	782,137	(21,356)	(2.7)	770,474
Loans and advances to central banks and credit institutions	68,425	55,924	12,501	22.4	54,775
Investments held-to-maturity	4,820	—	4,820	—	4,355
Investments in subsidaries, joint ventures and associates	3,411	3,559	(148)	(4.2)	3,251
Tangible assets	26,314	24,054	2,260	9.4	25,320
Intangible assets	29,146	31,652	(2,506)	(7.9)	29,430
o/w: goodwill	26,541	28,594	(2,053)	(7.2)	26,960
Other assets	54,241	49,736	4,505	9.1	50,572
Total assets	1,342,906	1,339,376	3,530	0.3	1,340,260

Liabilities and shareholders' equity
Financial liabilities held for trading	118,582	107,888	10,694	9.9	105,218
Customer deposits	8,755	7,635	1,120	14.7	9,187
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	960	6,226	(5,266)	(84.6)	2,255
Derivatives	87,254	73,750	13,504	18.3	76,414
Other	21,613	20,277	1,336	6.6	17,362
Financial liabilities designated at fair value	48,548	55,364	(6,816)	(12.3)	54,768
Customer deposits	25,425	31,756	(6,331)	(19.9)	26,357
Debt securities issued	2,995	4,024	(1,029)	(25.6)	3,373
Deposits by central banks and credit institutions	20,127	19,583	544	2.8	25,037
Other	1	1	—	—	1
Financial liabilities at amortised cost	1,031,650	1,029,054	2,596	0.3	1,039,343
Customer deposits	637,723	648,526	(10,803)	(1.7)	647,598
Debt securities issued	227,991	216,244	11,747	5.4	222,787
Deposits by central banks and credit institutions	138,366	138,891	(525)	(0.4)	148,081
Other	27,570	25,393	2,177	8.6	20,877
Liabilities under insurance contracts	644	648	(4)	(0.6)	627
Provisions	15,174	15,470	(296)	(1.9)	14,494
Other liabilities	27,962	29,000	(1,038)	(3.6)	27,057
Total liabilities	1,242,560	1,237,424	5,136	0.4	1,241,507
Shareholders' equity	103,637	101,904	1,733	1.7	102,402
Capital stock	7,217	7,158	59	0.8	7,217
Reserves	94,303	91,201	3,102	3.4	90,765
Attributable profit to the Group	2,911	4,261	(1,350)	(31.7)	5,966
Less: dividends	(794)	(716)	(78)	10.9	(1,546)
Other accumulated results	(15,027)	(10,407)	(4,620)	44.4	(14,362)
Minority interests	11,736	10,455	1,281	12.3	10,713
Total equity	100,346	101,952	(1,606)	(1.6)	98,753
Total liabilities and equity	1,342,906	1,339,376	3,530	0.3	1,340,260

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

Balance sheet

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Assets
Cash, cash balances at central banks and other demand deposits	69,187	68,967	69,713	77,751	67,545	65,368
Financial assets held for trading	167,767	150,221	148,984	146,346	151,550	157,497
Debt securities	53,564	51,152	43,882	43,964	50,060	45,077
Equity instruments	15,412	18,272	15,257	18,225	14,584	14,237
Customer loans	5,726	5,789	8,235	6,081	6,866	8,747
Loans and advances to central banks and credit institutions	3,760	2,451	1,185	1,352	3,397	2,161
Derivatives	89,305	72,557	80,425	76,724	76,643	87,275
Financial assets designated at fair value	48,892	37,245	52,110	45,043	48,771	42,846
Customer loans	10,201	11,307	12,320	14,293	13,884	13,928
Loans and advances to central banks and credit institutions	33,496	21,086	35,306	26,403	30,714	24,810
Other (debt securities an equity instruments)	5,195	4,852	4,484	4,347	4,173	4,108
Financial assets available-for-sale	124,536	129,035	117,835	122,036	118,298	116,385
Debt securities	118,974	123,988	112,965	117,187	113,656	111,672
Equity instruments	5,562	5,047	4,870	4,849	4,642	4,713
Loans and receivables	847,383	844,907	818,712	836,156	824,174	842,878
Debt securities	7,250	6,846	9,788	10,907	12,487	13,672
Customer loans	778,038	782,137	756,465	770,474	752,702	760,781
Loans and advances to central banks and credit institutions	62,096	55,924	52,460	54,775	58,985	68,425
Investments held-to-maturity	—	—	4,405	4,355	4,566	4,820
Investments in subsidaries, joint ventures and associates	3,564	3,559	3,278	3,251	3,350	3,411
Tangible assets	24,199	24,054	24,188	25,320	25,465	26,314
Intangible assets	31,706	31,652	29,854	29,430	28,693	29,146
o/w: goodwill	28,667	28,594	26,777	26,960	26,209	26,541
Other assets	52,455	49,736	51,349	50,572	51,788	54,241
Total assets	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906

Liabilities and shareholders' equity
Financial liabilities held for trading	125,507	107,888	112,461	105,218	108,567	118,582
Customer deposits	6,794	7,635	9,693	9,187	9,570	8,755
Debt securities issued	—	—	—	—	—	—
Deposits by central banks and credit institutions	6,227	6,226	3,798	2,255	976	960
Derivatives	92,439	73,750	80,572	76,414	78,608	87,254
Other	20,046	20,277	18,397	17,362	19,413	21,613
Financial liabilities designated at fair value	64,078	55,364	58,601	54,768	63,404	48,548
Customer deposits	40,190	31,756	27,094	26,357	28,484	25,425
Debt securities issued	3,958	4,024	3,352	3,373	3,445	2,995
Deposits by central banks and credit institutions	19,929	19,583	28,154	25,037	31,474	20,127
Other	—	1	1	1	1	1
Financial liabilities at amortised cost	1,031,385	1,029,054	1,009,566	1,039,343	1,012,407	1,031,650
Customer deposits	640,424	648,526	632,467	647,598	632,573	637,723
Debt securities issued	223,779	216,244	213,486	222,787	218,143	227,991
Deposits by central banks and credit institutions	142,408	138,891	141,623	148,081	138,323	138,366
Other	24,775	25,393	21,990	20,877	23,368	27,570
Liabilities under insurance contracts	670	648	644	627	656	644
Provisions	15,452	15,470	13,775	14,494	14,292	15,174
Other liabilities	30,492	29,000	26,693	27,057	26,093	27,962
Total liabilities	1,267,584	1,237,424	1,221,740	1,241,507	1,225,419	1,242,560
Shareholders' equity	99,987	101,904	103,307	102,402	103,264	103,637
Capital stock	7,030	7,158	7,158	7,217	7,217	7,217
Reserves	91,240	91,201	90,924	90,765	94,414	94,303
Attributable profit to the Group	1,717	4,261	5,941	5,966	1,633	2,911
Less: dividends	—	(716)	(716)	(1,546)	—	(794)
Other accumulated results	(8,072)	(10,407)	(14,987)	(14,362)	(15,949)	(15,027)
Minority interests	10,190	10,455	10,367	10,713	11,466	11,736
Total equity	102,105	101,952	98,687	98,753	98,781	100,346
Total liabilities and equity	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

Customer loans

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15

Spanish Public sector	16,556	16,034	522	3.3	13,993
Other residents	150,854	155,774	(4,920)	(3.2)	153,863
Commercial bills	8,587	8,471	116	1.4	9,037
Secured loans	89,542	93,731	(4,189)	(4.5)	92,478
Other loans	52,725	53,571	(847)	(1.6)	52,348
Non-resident sector	641,759	654,899	(13,140)	(2.0)	649,509
Secured loans	379,530	410,797	(31,267)	(7.6)	409,136
Other loans	262,229	244,102	18,127	7.4	240,373
Gross customer loans	809,170	826,707	(17,537)	(2.1)	817,366
Loan-loss allowances	25,713	27,474	(1,761)	(6.4)	26,517
Net customer loans	783,457	799,233	(15,776)	(2.0)	790,848
Pro memoria: Doubtful loans	35,204	39,154	(3,950)	(10.1)	36,133
Public sector	109	173	(64)	(36.9)	145
Other residents	14,580	18,167	(3,587)	(19.7)	16,301
Non-resident sector	20,515	20,814	(299)	(1.4)	19,686

Customer loans

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16

Spanish Public sector	17,392	16,034	15,207	13,993	14,624	16,556
Other residents	155,846	155,774	152,196	153,863	151,697	150,854
Commercial bills	8,188	8,471	8,228	9,037	8,034	8,587
Secured loans	96,271	93,731	93,404	92,478	90,803	89,542
Other loans	51,387	53,571	50,564	52,348	52,859	52,725
Non-resident sector	648,820	654,899	635,840	649,509	633,286	641,759
Secured loans	403,085	410,797	398,110	409,136	391,505	379,530
Other loans	245,736	244,102	237,730	240,373	241,781	262,229
Gross customer loans	822,059	826,707	803,243	817,366	799,607	809,170
Loan-loss allowances	28,094	27,474	26,224	26,517	26,155	25,713
Net customer loans	793,965	799,233	777,020	790,848	773,452	783,457
Pro memoria: Doubtful loans	40,711	39,154	36,864	36,133	35,281	35,204
Public sector	169	173	190	145	107	109
Other residents	19,327	18,167	17,130	16,301	15,608	14,580
Non-resident sector	21,215	20,814	19,544	19,686	19,566	20,515

Credit risk management *

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15

Non-performing loans	36,291	40,273	(3,982)	(9.9)	37,094
NPL ratio (%)	4.29	4.64	(0.35 p. )		4.36
Loan-loss allowances	26,317	28,233	(1,916)	(6.8)	27,121
Specific	17,667	19,444	(1,777)	(9.1)	17,707
Generic	8,650	8,790	(139)	(1.6)	9,414
Coverage ratio (%)	72.5	70.1	2.4 p.		73.1
Cost of credit (%) **	1.19	1.32	(0.13 p. )		1.25

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Non-performing loans	41,919	40,273	37,856	37,094	36,148	36,291
NPL ratio (%)	4.85	4.64	4.50	4.36	4.33	4.29
Loan-loss allowances	28,894	28,233	26,918	27,121	26,756	26,317
Specific	20,427	19,444	18,416	17,707	17,817	17,667
Generic	8,467	8,790	8,502	9,414	8,940	8,650
Coverage ratio (%)	68.9	70.1	71.1	73.1	74.0	72.5
Cost of credit (%) **	1.38	1.32	1.26	1.25	1.22	1.19

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Balance at beginning of the period	41,709	41,919	40,273	37,856	37,094	36,148
Net entries	2,017	1,315	2,132	2,242	1,668	2,221
Increase in scope of consolidation	54	1	—	50	13	664
Exchange rate differences	853	(36)	(1,849)	968	72	869
Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)
Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291

Managed and marketed customer funds

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15

Resident public sector	8,342	8,526	(184)	(2.2)	11,737
Other residents	158,608	164,045	(5,438)	(3.3)	157,611
Demand deposits	111,492	102,770	8,722	8.5	108,410
Time deposits	44,712	58,925	(14,213)	(24.1)	47,297
Other	2,403	2,350	53	2.2	1,904
Non-resident sector	504,953	515,346	(10,393)	(2.0)	513,795
Demand deposits	310,074	309,849	226	0.1	313,175
Time deposits	135,992	149,958	(13,967)	(9.3)	146,317
Other	58,887	55,539	3,348	6.0	54,303
Customer deposits	671,903	687,918	(16,015)	(2.3)	683,142
Debt securities issued	230,986	220,268	10,718	4.9	226,160
On-balance-sheet customer funds	902,889	908,186	(5,297)	(0.6)	909,302
o/w: subordinated debt	22,717	19,833	2,884	14.5	21,151
Mutual funds	137,428	135,582	1,846	1.4	129,077
Pension funds	10,979	11,503	(524)	(4.6)	11,376
Managed portfolios	26,073	27,675	(1,602)	(5.8)	25,808
Other managed and marketed customer funds	174,480	174,760	(280)	(0.2)	166,260
Managed and marketed customer funds	1,077,369	1,082,946	(5,577)	(0.5)	1,075,563

Managed and marketed customer funds

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Resident public sector	12,706	8,526	8,886	11,737	8,248	8,342
Other residents	163,702	164,045	164,067	157,611	156,886	158,608
Demand deposits	94,580	102,770	105,730	108,410	109,269	111,492
Time deposits	65,118	58,925	56,134	47,297	45,908	44,712
Other	4,005	2,350	2,203	1,904	1,709	2,403
Non-resident sector	511,000	515,346	496,302	513,795	505,492	504,953
Demand deposits	299,008	309,849	302,251	313,175	305,319	310,074
Time deposits	156,089	149,958	139,295	146,317	141,170	135,992
Other	55,902	55,539	54,755	54,303	59,002	58,887
Customer deposits	687,408	687,918	669,255	683,142	670,626	671,903
Debt securities issued	227,737	220,268	216,838	226,160	221,588	230,986
On-balance-sheet customer funds	915,145	908,186	886,093	909,302	892,214	902,889
o/w: subordinated debt	19,471	19,833	19,600	21,151	20,779	22,717
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480
Managed and marketed customer funds	1,090,900	1,082,946	1,045,507	1,075,563	1,057,964	1,077,369

Eligible capital (phase-in)

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15

CET1	72,188	75,471	(3,283)	(4.4)	73,478
Basic capital	72,188	75,471	(3,283)	(4.4)	73,478
Eligible capital	84,180	83,998	182	0.2	84,346
Risk-weighted assets	586,020	609,485	(23,465)	(3.8)	585,609

CET1 capital ratio	12.32	12.38	(0.06)		12.55
T1 capital ratio	12.32	12.38	(0.06)		12.55
BIS ratio	14.36	13.78	0.58		14.40

Eligible capital (fully loaded)

€ million

			Variation
	30.06.16	30.06.15	Amount	%	31.12.15

Capital stock and reserves	101,710	98,462	3,248	3.3	98,193
Attributable profit	2,911	4,261	(1,350)	(31.7)	5,966
Dividends	(1,262)	(1,150)	(112)	9.8	(2,268)
Other retained earnings	(16,603)	(10,817)	(5,786)	53.5	(15,448)
Minority interests	6,976	5,019	1,957	39.0	6,148
Goodwill and intangible assets	(27,976)	(30,280)	2,304	(7.6)	(28,254)
Treasury stock and other deductions	(5,036)	(5,683)	647	(11.4)	(5,633)
Core CET1	60,721	59,813	907	1.5	58,705
Preferred shares and other eligibles T1	5,606	5,690	(84)	(1.5)	5,504
Tier 1	66,327	65,503	823	1.3	64,209
Generic funds and eligible T2 instruments	13,045	9,749	3,295	33.8	11,996
Eligible capital	79,371	75,253	4,119	5.5	76,205
Risk-weighted assets	586,020	608,564	(22,544)	(3.7)	583,893

CET1 capital ratio	10.36	9.83	0.53		10.05
T1 capital ratio	11.32	10.76	0.56		11.00
BIS ratio	13.54	12.37	1.17		13.05

Key data by principal segments

	Net operating income				Attributable profit to the Group
	1H ’16	1H ’15	Var (%)	Var (%) w/o FX	1H ’16	1H ’15	Var (%)	Var (%) w/o FX
Income statement (€ million)
Continental Europe*	3,175	3,278	(3.1)	(1.9)	1,419	1,200	18.2	20.2
o/w: Spain*	1,361	1,560	(12.8)	(12.8)	616	572	7.6	7.6
Santander Consumer Finance*	1,162	1,086	7.0	9.0	544	461	18.1	20.9
Poland	365	372	(1.9)	3.5	139	170	(18.3)	(13.8)
Portugal*	327	226	44.4	44.4	210	104	101.4	101.4
United Kingdom	1,433	1,510	(5.1)	0.9	843	1,016	(17.1)	(11.8)
Latin America	5,076	5,724	(11.3)	9.6	1,506	1,716	(12.2)	9.0
o/w: Brazil	3,091	3,650	(15.3)	5.6	788	929	(15.2)	5.7
Mexico	939	964	(2.6)	16.3	289	313	(7.7)	10.2
Chile	661	685	(3.6)	7.0	248	253	(2.1)	8.7
USA	2,305	2,442	(5.6)	(5.5)	240	473	(49.3)	(49.2)
Operating areas*	11,989	12,955	(7.5)	2.2	4,008	4,406	(9.0)	0.4
Corporate Centre*	(714)	(699)	2.2	2.2	(729)	(980)	(25.6)	(25.6)
Total Group*	11,275	12,256	(8.0)	2.2	3,280	3,426	(4.3)	8.9
Net capital gains and provisions					(368)	835	—	8.9
Total Group					2,911	4,261	(31.7)	8.9

(*).- Not including net capital gains and provisions

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	30.06.16	30.06.15	Var (%)	Var (%) w/o FX	30.06.16	30.06.15	Var (%)	Var (%) w/o FX
Activity (€ million)
Continental Europe	303,425	292,981	3.6	4.2	312,850	312,264	0.2	0.7
o/w: Spain	157,337	161,357	(2.5)	(2.5)	218,687	227,187	(3.7)	(3.7)
Santander Consumer Finance	82,272	72,780	13.0	14.3	32,983	31,812	3.7	4.6
Poland	20,342	19,229	5.8	12.0	24,182	23,918	1.1	7.0
Portugal	29,918	24,301	23.1	23.1	31,353	25,351	23.7	23.7
United Kingdom	251,977	283,740	(11.2)	3.2	211,699	232,883	(9.1)	5.6
Latin America	147,770	150,832	(2.0)	5.6	174,157	172,001	1.3	10.1
o/w: Brazil	72,096	75,902	(5.0)	(1.7)	91,507	89,379	2.4	5.9
Mexico	28,790	29,301	(1.7)	15.6	36,939	38,169	(3.2)	13.9
Chile	36,337	34,719	4.7	7.9	31,207	29,850	4.5	7.8
USA	87,467	83,759	4.4	3.6	66,113	65,474	1.0	0.2
Operating areas	790,639	811,313	(2.5)	4.1	764,819	782,621	(2.3)	4.0
Total Group	795,182	816,917	(2.7)	3.9	765,880	784,816	(2.4)	3.8

Key data by principal segments

	RoTE *		Efficiency ratio
	1H ’16	1H ’15	1H ’16	1H ’15
Profitability and efficiency (%)
Continental Europe	8.73	8.09	52.0	50.5
o/w: Spain	9.33	10.07	55.1	52.3
Santander Consumer Finance	14.68	12.76	45.0	44.3
Poland	11.91	14.77	44.4	45.0
Portugal	14.68	8.70	48.1	52.0
United Kingdom	9.95	12.69	52.5	52.5
Latin America	14.75	15.71	41.3	41.6
o/w: Brazil	13.71	14.88	39.2	39.0
Mexico	13.61	13.28	40.5	42.4
Chile	17.19	16.94	41.7	42.2
USA	3.91	9.11	40.2	36.9
Operating areas	9.75	11.33	45.8	44.8
Total Group	11.10	11.46	47.9	46.9

(*).-	Not including net capital gains and provisions

	NPL ratio		Coverage ratio		Cost of credit
	30.06.16	30.06.15	30.06.16	30.06.15	30.06.16	30.06.15
Credit quality (%)
Continental Europe	6.84	8.15	61.3	58.9	0.51	0.86
o/w: Spain	6.06	6.91	47.6	46.8	0.45	0.84
Santander Consumer Finance	2.95	4.25	110.6	104.9	0.55	0.91
Poland	5.84	7.07	65.8	63.5	0.75	1.00
Portugal	10.46	8.80	61.9	54.2	0.21	0.38
United Kingdom	1.47	1.61	36.5	40.3	0.03	0.08
Latin America	4.98	4.74	81.4	84.4	3.41	3.39
o/w: Brazil	6.11	5.13	85.3	95.9	4.71	4.45
Mexico	3.01	3.81	102.3	87.5	2.96	2.89
Chile	5.28	5.73	55.5	51.6	1.59	1.68
USA	2.24	2.20	220.6	224.2	3.77	3.39
Operating areas	4.32	4.68	72.0	69.4	1.20	1.33
Total Group	4.29	4.64	72.5	70.1	1.19	1.32

	Employees		Branches
	30.06.16	30.06.15	30.06.16	30.06.15
Operating means
Continental Europe	57,003	57,113	5,113	5,444
o/w: Spain	23,309	24,322	3,119	3,490
Santander Consumer Finance	14,747	14,209	579	592
Poland	11,334	11,805	666	770
Portugal	6,466	5,433	734	576
United Kingdom	26,010	26,354	850	901
Latin America	88,497	87,358	5,852	5,782
o/w: Brazil	48,366	48,645	3,441	3,436
Mexico	17,703	17,339	1,389	1,356
Chile	12,307	12,309	469	479
USA	17,871	17,253	774	783
Operating areas	189,381	188,078	12,589	12,910
Corporate Centre	1,757	2,184
Total Group	191,138	190,262	12,589	12,910

Operating areas

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	15,550	16,671	(1,121)	(6.7)
Net fee income	4,956	5,118	(162)	(3.2)
Gains (losses) on financial transactions	969	1,124	(155)	(13.8)
Other operating income *	653	556	96	17.3
Gross income	22,127	23,469	(1,341)	(5.7)
Operating expenses	(10,138)	(10,514)	376	(3.6)
General administrative expenses	(9,292)	(9,634)	342	(3.6)
Personnel	(5,006)	(5,198)	192	(3.7)
Other general administrative expenses	(4,286)	(4,436)	150	(3.4)
Depreciation and amortisation	(846)	(880)	34	(3.8)
Net operating income	11,989	12,955	(966)	(7.5)
Net loan-loss provisions	(4,610)	(5,072)	462	(9.1)
Other income	(917)	(967)	50	(5.2)
Underlying profit before taxes	6,462	6,916	(453)	(6.6)
Tax on profit	(1,821)	(1,835)	14	(0.7)
Underlying profit from continuing operations	4,641	5,081	(440)	(8.7)
Net profit from discontinued operations	0	0	(0)	(40.4)
Underlying consolidated profit	4,641	5,081	(440)	(8.7)
Minority interests	633	675	(42)	(6.2)
Underlying attributable profit to the Group	4,008	4,406	(398)	(9.0)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	3,888	4,406	(518)	(11.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	778,760	793,222	(14,462)	(1.8)
Financial assets held for trading (w/o loans)	144,597	138,480	6,117	4.4
Financial assets available-for-sale	113,221	125,314	(12,092)	(9.6)
Central banks and credit institutions ***	138,392	114,400	23,992	21.0
Tangible and intangible assets	28,313	26,288	2,025	7.7
Other assets	128,755	105,355	23,400	22.2
Total assets/liabilities & shareholders' equity	1,332,039	1,303,060	28,979	2.2
Customer deposits ***	670,842	685,723	(14,881)	(2.2)
Debt securities issued ***	195,693	191,207	4,486	2.3
Liabilities under insurance contracts	644	648	(4)	(0.7)
Central banks and credit institutions ***	206,268	191,211	15,057	7.9
Other liabilities	172,523	153,987	18,536	12.0
Stockholders' equity ****	86,069	80,284	5,785	7.2
Other managed and marketed customer funds	174,480	174,760	(280)	(0.2)
Mutual funds	137,428	135,582	1,846	1.4
Pension funds	10,979	11,503	(524)	(4.6)
Managed portfolios	26,073	27,675	(1,602)	(5.8)
Managed and marketed customer funds	1,041,015	1,051,689	(10,674)	(1.0)

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	9.75	11.33	(1.59 p.	)
Efficiency ratio (with amortisations)	45.8	44.8	1.02 p.
NPL ratio	4.32	4.68	(0.36 p.	)
Coverage ratio	72.0	69.4	2.60 p.
Number of employees	189,381	188,078	1,303		0.7
Number of branches	12,589	12,910	(321)		(2.5)

Operating areas

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	8,259	8,413	8,121	8,025	7,792	7,757
Net fee income	2,526	2,592	2,474	2,454	2,402	2,554
Gains (losses) on financial transactions	684	440	544	568	537	432
Other operating income *	205	351	233	(120)	223	430
Gross income	11,674	11,795	11,372	10,926	10,953	11,174
Operating expenses	(5,235)	(5,279)	(5,200)	(5,310)	(5,032)	(5,106)
General administrative expenses	(4,809)	(4,825)	(4,772)	(4,869)	(4,620)	(4,672)
Personnel	(2,561)	(2,638)	(2,524)	(2,591)	(2,480)	(2,525)
Other general administrative expenses	(2,248)	(2,187)	(2,247)	(2,278)	(2,139)	(2,147)
Depreciation and amortisation	(426)	(454)	(428)	(441)	(412)	(434)
Net operating income	6,438	6,517	6,172	5,616	5,922	6,068
Net loan-loss provisions	(2,562)	(2,510)	(2,478)	(2,585)	(2,409)	(2,201)
Other income	(417)	(551)	(568)	(612)	(428)	(489)
Underlying profit before taxes	3,460	3,456	3,126	2,420	3,085	3,378
Tax on profit	(927)	(907)	(743)	(601)	(846)	(975)
Underlying profit from continuing operations	2,533	2,548	2,383	1,819	2,239	2,402
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	2,533	2,548	2,383	1,819	2,239	2,402
Minority interests	324	351	309	240	295	338
Underlying attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	2,064
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	1,944
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	788,337	793,222	773,108	787,254	769,988	778,760
Financial assets held for trading (w/o loans)	153,975	138,480	136,755	136,258	139,670	144,597
Financial assets available-for-sale	121,160	125,314	114,250	118,263	114,643	113,221
Central banks and credit institutions ***	130,152	114,400	135,217	126,763	136,738	138,392
Tangible and intangible assets	26,426	26,288	26,216	27,501	27,370	28,313
Other assets	116,413	105,355	117,179	124,230	128,344	128,755
Total assets/liabilities & shareholders’ equity	1,336,462	1,303,060	1,302,725	1,320,269	1,316,754	1,332,039
Customer deposits ***	684,808	685,723	667,240	677,937	668,997	670,842
Debt securities issued ***	195,519	191,207	184,059	188,796	189,130	195,693
Liabilities under insurance contracts	670	648	644	627	656	644
Central banks and credit institutions ***	201,917	191,211	217,595	224,860	214,626	206,268
Other liabilities	174,028	153,987	153,095	147,359	156,599	172,523
Stockholders' equity ****	79,520	80,284	80,093	80,690	86,745	86,069
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073
Managed and marketed customer funds	1,056,082	1,051,689	1,010,712	1,032,994	1,023,877	1,041,015
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	4.87	4.68	4.52	4.39	4.36	4.32
Coverage ratio	68.3	69.4	70.5	72.6	73.3	72.0
Cost of credit	1.38	1.33	1.27	1.26	1.24	1.20

Operating areas

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	15,550	15,104	446	3.0
Net fee income	4,956	4,600	355	7.7
Gains (losses) on financial transactions	969	1,049	(80)	(7.6)
Other operating income *	653	552	100	18.1
Gross income	22,127	21,306	822	3.9
Operating expenses	(10,138)	(9,574)	(564)	5.9
General administrative expenses	(9,292)	(8,777)	(515)	5.9
Personnel	(5,006)	(4,736)	(270)	5.7
Other general administrative expenses	(4,286)	(4,041)	(245)	6.1
Depreciation and amortisation	(846)	(797)	(49)	6.1
Net operating income	11,989	11,731	258	2.2
Net loan-loss provisions	(4,610)	(4,603)	(7)	0.2
Other income	(917)	(864)	(53)	6.1
Underlying profit before taxes	6,462	6,264	198	3.2
Tax on profit	(1,821)	(1,653)	(168)	10.1
Underlying profit from continuing operations	4,641	4,611	30	0.7
Net profit from discontinued operations	0	0	(0)	(40.4)
Underlying consolidated profit	4,641	4,611	30	0.7
Minority interests	633	620	13	2.1
Underlying attributable profit to the Group	4,008	3,991	17	0.4
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	3,888	3,991	(103)	(2.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	778,760	741,454	37,306	5.0
Financial assets held for trading (w/o loans)	144,597	129,610	14,988	11.6
Financial assets available-for-sale	113,221	121,125	(7,903)	(6.5)
Central banks and credit institutions ***	138,392	109,909	28,483	25.9
Tangible and intangible assets	28,313	25,525	2,788	10.9
Other assets	128,755	98,974	29,781	30.1
Total assets/liabilities & shareholders’ equity	1,332,039	1,226,597	105,442	8.6
Customer deposits ***	670,842	641,790	29,052	4.5
Debt securities issued ***	195,693	178,142	17,551	9.9
Liabilities under insurance contracts	644	648	(4)	(0.7)
Central banks and credit institutions ***	206,268	184,899	21,369	11.6
Other liabilities	172,523	144,942	27,581	19.0
Stockholders’ equity ****	86,069	76,175	9,894	13.0
Other managed and marketed customer funds	174,480	168,903	5,577	3.3
Mutual funds	137,428	129,808	7,619	5.9
Pension funds	10,979	11,503	(524)	(4.6)
Managed portfolios	26,073	27,592	(1,518)	(5.5)
Managed and marketed customer funds	1,041,015	988,836	52,179	5.3

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Operating areas

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	7,468	7,636	7,740	7,788	7,833	7,717
Net fee income	2,262	2,339	2,337	2,365	2,418	2,538
Gains (losses) on financial transactions	648	400	525	551	535	434
Other operating income *	207	345	230	(112)	222	431
Gross income	10,586	10,720	10,833	10,591	11,007	11,120
Operating expenses	(4,759)	(4,815)	(4,945)	(5,127)	(5,051)	(5,087)
General administrative expenses	(4,374)	(4,403)	(4,536)	(4,702)	(4,637)	(4,655)
Personnel	(2,329)	(2,407)	(2,399)	(2,504)	(2,490)	(2,516)
Other general administrative expenses	(2,045)	(1,996)	(2,137)	(2,199)	(2,147)	(2,139)
Depreciation and amortisation	(385)	(413)	(409)	(424)	(414)	(432)
Net operating income	5,827	5,904	5,888	5,465	5,957	6,033
Net loan-loss provisions	(2,319)	(2,284)	(2,381)	(2,526)	(2,428)	(2,182)
Other income	(367)	(497)	(539)	(614)	(434)	(483)
Underlying profit before taxes	3,141	3,123	2,968	2,325	3,095	3,367
Tax on profit	(835)	(819)	(715)	(586)	(848)	(973)
Underlying profit from continuing operations	2,306	2,305	2,253	1,739	2,247	2,394
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	2,306	2,305	2,253	1,739	2,247	2,394
Minority interests	299	321	297	236	295	338
Underlying attributable profit to the Group	2,007	1,984	1,956	1,504	1,952	2,056
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	2,007	1,984	1,956	1,504	1,952	1,936
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	735,849	741,454	754,567	763,643	768,955	778,760
Financial assets held for trading (w/o loans)	144,561	129,610	134,806	133,088	139,682	144,597
Financial assets available-for-sale	116,363	121,125	115,909	118,936	116,635	113,221
Central banks and credit institutions ***	125,081	109,909	139,573	130,105	139,984	138,392
Tangible and intangible assets	25,332	25,525	26,290	27,323	27,858	28,313
Other assets	107,862	98,974	117,936	123,630	130,603	128,755
Total assets/liabilities & shareholders’ equity	1,255,047	1,226,597	1,289,082	1,296,725	1,323,717	1,332,039
Customer deposits ***	640,122	641,790	652,539	658,927	669,100	670,842
Debt securities issued ***	181,932	178,142	182,462	185,239	190,340	195,693
Liabilities under insurance contracts	670	648	645	627	656	644
Central banks and credit institutions ***	194,080	184,899	220,360	225,070	217,877	206,268
Other liabilities	163,526	144,942	152,919	146,827	157,813	172,523
Stockholders’ equity ****	74,717	76,175	80,157	80,035	87,931	86,069
Other managed and marketed customer funds	168,325	168,903	167,874	173,055	172,545	174,480
Mutual funds	128,597	129,808	129,944	135,517	135,891	137,428
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979
Managed portfolios	27,768	27,592	26,709	26,163	25,551	26,073
Managed and marketed customer funds	990,378	988,836	1,002,875	1,017,221	1,031,985	1,041,015

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Continental Europe

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	4,066	4,063	3	0.1
Net fee income	1,760	1,720	40	2.3
Gains (losses) on financial transactions	415	495	(80)	(16.1)
Other operating income *	370	349	21	6.1
Gross income	6,611	6,627	(16)	(0.2)
Operating expenses	(3,436)	(3,348)	(88)	2.6
General administrative expenses	(3,219)	(3,118)	(101)	3.3
Personnel	(1,655)	(1,620)	(35)	2.1
Other general administrative expenses	(1,565)	(1,498)	(67)	4.5
Depreciation and amortisation	(217)	(230)	14	(6.0)
Net operating income	3,175	3,278	(103)	(3.1)
Net loan-loss provisions	(717)	(1,149)	432	(37.6)
Other income	(302)	(325)	23	(7.0)
Underlying profit before taxes	2,156	1,805	351	19.5
Tax on profit	(588)	(468)	(120)	25.7
Underlying profit from continuing operations	1,568	1,337	231	17.3
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	1,568	1,337	231	17.3
Minority interests	150	137	13	9.2
Underlying attributable profit to the Group	1,419	1,200	219	18.2
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	1,299	1,200	99	8.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	293,891	280,580	13,311	4.7
Financial assets held for trading (w/o loans)	63,275	60,871	2,404	3.9
Financial assets available-for-sale	54,818	61,076	(6,258)	(10.2)
Central banks and credit institutions ***	69,798	60,460	9,338	15.4
Tangible and intangible assets	11,798	11,158	640	5.7
Other assets	41,475	33,725	7,751	23.0
Total assets/liabilities & shareholders’ equity	535,055	507,870	27,185	5.4
Customer deposits ***	264,410	263,955	455	0.2
Debt securities issued ***	52,056	47,923	4,133	8.6
Liabilities under insurance contracts	643	647	(4)	(0.7)
Central banks and credit institutions ***	116,157	101,541	14,616	14.4
Other liabilities	68,434	62,801	5,633	9.0
Stockholders’ equity ****	33,355	31,003	2,352	7.6
Other managed and marketed customer funds	70,180	71,426	(1,246)	(1.7)
Mutual funds	51,444	50,915	529	1.0
Pension funds	10,979	11,503	(524)	(4.6)
Managed portfolios	7,757	9,008	(1,251)	(13.9)
Managed and marketed customer funds	386,647	383,304	3,342	0.9
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
Underlying RoTE	8.73	8.09	0.64 p.
Efficiency ratio (with amortisations)	52.0	50.5	1.44 p.
NPL ratio	6.84	8.15	(1.31 p. )
Coverage ratio	61.3	58.9	2.40 p.
Number of employees	57,003	57,113	(110)	(0.2)
Number of branches	5,113	5,444	(331)	(6.1)

Continental Europe

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	2,057	2,006	1,987	1,957	2,046	2,019
Net fee income	842	878	855	841	878	883
Gains (losses) on financial transactions	404	90	321	371	307	108
Other operating income *	106	243	90	(219)	103	268
Gross income	3,409	3,218	3,253	2,950	3,333	3,278
Operating expenses	(1,670)	(1,679)	(1,689)	(1,699)	(1,726)	(1,710)
General administrative expenses	(1,560)	(1,557)	(1,565)	(1,591)	(1,615)	(1,605)
Personnel	(800)	(821)	(790)	(813)	(825)	(829)
Other general administrative expenses	(761)	(737)	(775)	(778)	(789)	(775)
Depreciation and amortisation	(109)	(121)	(124)	(109)	(111)	(106)
Net operating income	1,739	1,539	1,564	1,251	1,608	1,568
Net loan-loss provisions	(637)	(512)	(495)	(331)	(437)	(280)
Other income	(139)	(186)	(137)	(291)	(114)	(188)
Underlying profit before taxes	963	842	932	629	1,057	1,100
Tax on profit	(252)	(216)	(242)	(177)	(281)	(307)
Underlying profit from continuing operations	712	625	690	452	776	793
Net profit from discontinued operations	0	0	(0)	—	—	—
Underlying consolidated profit	712	625	690	452	776	793
Minority interests	72	65	65	59	69	80
Underlying attributable profit to the Group	640	560	625	393	706	712
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	640	560	625	393	706	592
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	279,925	280,580	278,723	287,253	289,694	293,891
Financial assets held for trading (w/o loans)	74,811	60,871	57,922	60,151	65,000	63,275
Financial assets available-for-sale	60,661	61,076	59,142	60,913	57,583	54,818
Central banks and credit institutions ***	74,853	60,460	82,787	76,111	78,925	69,798
Tangible and intangible assets	11,241	11,158	11,172	11,798	11,780	11,798
Other assets	33,742	33,725	39,847	42,420	40,526	41,475
Total assets/liabilities & shareholders’ equity	535,232	507,870	529,594	538,645	543,507	535,055
Customer deposits ***	268,190	263,955	263,013	263,462	266,841	264,410
Debt securities issued ***	49,703	47,923	47,440	51,104	50,784	52,056
Liabilities under insurance contracts	669	647	643	626	655	643
Central banks and credit institutions ***	113,470	101,541	125,068	132,688	125,499	116,157
Other liabilities	72,885	62,801	61,140	58,251	65,840	68,434
Stockholders’ equity ****	30,315	31,003	32,290	32,515	33,889	33,355
Other managed and marketed customer funds	72,601	71,426	68,027	71,389	70,481	70,180
Mutual funds	51,486	50,915	48,249	51,293	51,151	51,444
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979
Managed portfolios	9,155	9,008	8,558	8,720	8,227	7,757
Managed and marketed customer funds	390,494	383,304	378,480	385,954	388,106	386,647

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.52	8.15	7.89	7.27	7.08	6.84
Coverage ratio	58.6	58.9	60.4	64.2	65.4	61.3
Cost of credit	0.95	0.86	0.77	0.68	0.60	0.51

Continental Europe

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	4,066	4,010	55	1.4
Net fee income	1,760	1,706	54	3.2
Gains (losses) on financial transactions	415	491	(76)	(15.5)
Other operating income *	370	348	22	6.3
Gross income	6,611	6,556	55	0.8
Operating expenses	(3,436)	(3,318)	(118)	3.6
General administrative expenses	(3,219)	(3,089)	(130)	4.2
Personnel	(1,655)	(1,605)	(50)	3.1
Other general administrative expenses	(1,565)	(1,485)	(80)	5.4
Depreciation and amortisation	(217)	(228)	12	(5.2)
Net operating income	3,175	3,238	(63)	(1.9)
Net loan-loss provisions	(717)	(1,139)	422	(37.1)
Other income	(302)	(324)	22	(6.8)
Underlying profit before taxes	2,156	1,775	381	21.5
Tax on profit	(588)	(462)	(126)	27.4
Underlying profit from continuing operations	1,568	1,313	255	19.4
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	1,568	1,313	255	19.4
Minority interests	150	133	17	12.5
Underlying attributable profit to the Group	1,419	1,180	238	20.2
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	1,299	1,180	118	10.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	293,891	278,873	15,018	5.4
Financial assets held for trading (w/o loans)	63,275	60,807	2,468	4.1
Financial assets available-for-sale	54,818	60,719	(5,901)	(9.7)
Central banks and credit institutions ***	69,798	60,380	9,418	15.6
Tangible and intangible assets	11,798	11,148	650	5.8
Other assets	41,475	33,576	7,899	23.5
Total assets/liabilities & shareholders’ equity	535,055	505,503	29,552	5.8
Customer deposits ***	264,410	262,575	1,836	0.7
Debt securities issued ***	52,056	47,675	4,381	9.2
Liabilities under insurance contracts	643	647	(4)	(0.7)
Central banks and credit institutions ***	116,157	101,243	14,914	14.7
Other liabilities	68,434	62,578	5,856	9.4
Stockholders’ equity ****	33,355	30,785	2,570	8.3
Other managed and marketed customer funds	70,180	71,223	(1,043)	(1.5)
Mutual funds	51,444	50,707	737	1.5
Pension funds	10,979	11,503	(524)	(4.6)
Managed portfolios	7,757	9,013	(1,255)	(13.9)
Managed and marketed customer funds	386,647	381,472	5,174	1.4

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Continental Europe

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	2,036	1,975	1,971	1,948	2,048	2,018
Net fee income	837	869	850	838	877	883
Gains (losses) on financial transactions	402	89	320	371	307	108
Other operating income *	106	243	90	(217)	102	268
Gross income	3,381	3,175	3,232	2,940	3,334	3,277
Operating expenses	(1,658)	(1,660)	(1,679)	(1,694)	(1,726)	(1,710)
General administrative expenses	(1,549)	(1,540)	(1,556)	(1,585)	(1,615)	(1,604)
Personnel	(793)	(811)	(785)	(810)	(825)	(829)
Other general administrative expenses	(756)	(729)	(772)	(775)	(789)	(775)
Depreciation and amortisation	(108)	(120)	(123)	(108)	(111)	(106)
Net operating income	1,723	1,515	1,553	1,246	1,608	1,567
Net loan-loss provisions	(633)	(506)	(492)	(330)	(437)	(280)
Other income	(139)	(185)	(138)	(290)	(114)	(188)
Underlying profit before taxes	952	823	923	626	1,057	1,099
Tax on profit	(249)	(213)	(240)	(177)	(281)	(307)
Underlying profit from continuing operations	703	611	683	450	776	792
Net profit from discontinued operations	0	0	(0)	—	—	—
Underlying consolidated profit	703	611	683	450	776	792
Minority interests	70	63	63	59	69	80
Underlying attributable profit to the Group	633	548	619	391	707	712
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	633	548	619	391	707	592
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	277,426	278,873	278,089	286,639	289,032	293,891
Financial assets held for trading (w/o loans)	74,707	60,807	57,879	60,116	64,969	63,275
Financial assets available-for-sale	60,147	60,719	58,904	60,701	57,389	54,818
Central banks and credit institutions ***	74,667	60,380	82,800	75,968	79,005	69,798
Tangible and intangible assets	11,193	11,148	11,171	11,761	11,805	11,798
Other assets	33,455	33,576	39,783	42,317	40,485	41,475
Total assets/liabilities & shareholders’ equity	531,595	505,503	528,626	537,503	542,685	535,055
Customer deposits ***	266,196	262,575	262,178	262,652	266,020	264,410
Debt securities issued ***	49,445	47,675	47,476	51,183	50,788	52,056
Liabilities under insurance contracts	669	647	643	626	655	643
Central banks and credit institutions ***	112,786	101,243	125,121	132,517	125,691	116,157
Other liabilities	72,550	62,578	60,994	58,118	65,706	68,434
Stockholders’ equity ****	29,948	30,785	32,214	32,408	33,824	33,355
Other managed and marketed customer funds	72,231	71,223	67,885	71,247	70,371	70,180
Mutual funds	51,183	50,707	48,099	51,171	51,026	51,444
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979
Managed portfolios	9,088	9,013	8,566	8,700	8,242	7,757
Managed and marketed customer funds	387,873	381,472	377,538	385,082	387,180	386,647

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Spain

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,602	1,813	(211)	(11.6)
Net fee income	873	854	19	2.2
Gains (losses) on financial transactions	289	337	(47)	(14.1)
Other operating income *	267	267	0	0.1
Gross income	3,032	3,271	(239)	(7.3)
Operating expenses	(1,671)	(1,711)	40	(2.4)
General administrative expenses	(1,600)	(1,613)	14	(0.9)
Personnel	(824)	(840)	16	(1.9)
Other general administrative expenses	(775)	(774)	(2)	0.2
Depreciation and amortisation	(71)	(98)	26	(27.1)
Net operating income	1,361	1,560	(199)	(12.8)
Net loan-loss provisions	(360)	(630)	270	(42.9)
Other income	(119)	(116)	(4)	3.3
Underlying profit before taxes	882	814	68	8.3
Tax on profit	(256)	(232)	(25)	10.7
Underlying profit from continuing operations	626	583	43	7.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	626	583	43	7.3
Minority interests	10	11	(1)	(5.4)
Underlying attributable profit to the Group	616	572	43	7.6
Net capital gains and provisions **	(100)	—	(100)	—
Attributable profit to the Group	515	572	(57)	(9.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	156,467	158,383	(1,916)	(1.2)
Financial assets held for trading (w/o loans)	60,310	57,553	2,757	4.8
Financial assets available-for-sale	39,074	46,643	(7,569)	(16.2)
Central banks and credit institutions ***	50,676	43,566	7,110	16.3
Tangible and intangible assets	2,714	2,904	(190)	(6.5)
Other assets	16,575	11,503	5,073	44.1
Total assets/liabilities & shareholders’ equity	325,816	320,551	5,265	1.6
Customer deposits ***	174,784	184,294	(9,510)	(5.2)
Debt securities issued ***	20,994	26,752	(5,758)	(21.5)
Liabilities under insurance contracts	544	551	(7)	(1.3)
Central banks and credit institutions ***	58,952	45,010	13,942	31.0
Other liabilities	56,814	52,112	4,702	9.0
Stockholders’ equity ****	13,728	11,832	1,896	16.0
Other managed and marketed customer funds	63,529	62,224	1,305	2.1
Mutual funds	46,907	45,471	1,437	3.2
Pension funds	10,079	10,587	(508)	(4.8)
Managed portfolios	6,543	6,167	377	6.1
Managed and marketed customer funds	259,308	273,270	(13,962)	(5.1)

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	9.33	10.07	(0.74 p.	)
Efficiency ratio (with amortisations)	55.1	52.3	2.80 p.
NPL ratio	6.06	6.91	(0.85 p.	)
Coverage ratio	47.6	46.8	0.80 p.
Number of employees	23,309	24,322	(1,013)		(4.2)
Number of branches	3,119	3,490	(371)		(10.6)

Spain

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	957	856	837	780	819	783
Net fee income	414	440	415	419	424	449
Gains (losses) on financial transactions	302	35	242	205	224	65
Other operating income *	77	190	77	(165)	75	192
Gross income	1,749	1,522	1,571	1,238	1,543	1,489
Operating expenses	(855)	(856)	(863)	(860)	(837)	(834)
General administrative expenses	(810)	(803)	(806)	(824)	(801)	(799)
Personnel	(419)	(420)	(415)	(416)	(415)	(410)
Other general administrative expenses	(391)	(383)	(391)	(408)	(386)	(389)
Depreciation and amortisation	(45)	(53)	(57)	(36)	(36)	(35)
Net operating income	894	666	708	379	706	655
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)	(129)
Other income	(44)	(71)	(58)	(89)	(37)	(82)
Underlying profit before taxes	483	331	444	134	438	444
Tax on profit	(139)	(93)	(127)	(34)	(126)	(130)
Underlying profit from continuing operations	345	238	317	99	312	314
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	345	238	317	99	312	314
Minority interests	5	6	6	5	5	5
Underlying attributable profit to the Group	340	232	311	94	307	308
Net capital gains and provisions **	—	—	—	—	—	(100)
Attributable profit to the Group	340	232	311	94	307	208
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	157,709	158,383	156,121	155,204	154,848	156,467
Financial assets held for trading (w/o loans)	71,286	57,553	54,935	57,401	62,233	60,310
Financial assets available-for-sale	46,297	46,643	44,340	44,057	40,743	39,074
Central banks and credit institutions ***	58,415	43,566	63,644	53,582	58,806	50,676
Tangible and intangible assets	2,866	2,904	2,886	2,874	2,635	2,714
Other assets	11,228	11,503	17,086	13,920	15,547	16,575
Total assets/liabilities & shareholders’ equity	347,801	320,551	339,011	327,039	334,813	325,816
Customer deposits ***	189,734	184,294	181,636	174,828	176,049	174,784
Debt securities issued ***	27,647	26,752	23,916	22,265	23,103	20,994
Liabilities under insurance contracts	566	551	533	536	542	544
Central banks and credit institutions ***	56,589	45,010	70,172	68,995	67,354	58,952
Other liabilities	62,091	52,112	50,117	47,502	54,500	56,814
Stockholders’ equity ****	11,174	11,832	12,637	12,913	13,264	13,728
Other managed and marketed customer funds	63,173	62,224	59,543	63,931	63,236	63,529
Mutual funds	45,936	45,471	43,145	46,563	46,447	46,907
Pension funds	10,992	10,587	10,308	10,455	10,194	10,079
Managed portfolios	6,244	6,167	6,090	6,914	6,594	6,543
Managed and marketed customer funds	280,554	273,270	265,095	261,024	262,388	259,308
(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	7.25	6.91	6.61	6.53	6.36	6.06
Coverage ratio	46.6	46.8	47.8	48.1	50.2	47.6
Cost of credit	0.97	0.84	0.71	0.62	0.54	0.45

Santander Consumer Finance

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,644	1,504	140	9.3
Net fee income	459	436	23	5.2
Gains (losses) on financial transactions	(6)	(8)	3	(30.2)
Other operating income *	17	19	(2)	(10.6)
Gross income	2,113	1,950	163	8.4
Operating expenses	(951)	(864)	(88)	10.1
General administrative expenses	(861)	(782)	(79)	10.0
Personnel	(402)	(379)	(23)	6.0
Other general administrative expenses	(458)	(403)	(56)	13.9
Depreciation and amortisation	(91)	(82)	(9)	11.1
Net operating income	1,162	1,086	76	7.0
Net loan-loss provisions	(184)	(299)	114	(38.3)
Other income	(80)	(58)	(22)	37.7
Underlying profit before taxes	898	730	168	23.0
Tax on profit	(269)	(207)	(62)	30.2
Underlying profit from continuing operations	629	523	106	20.2
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	629	523	106	20.2
Minority interests	85	63	22	35.6
Underlying attributable profit to the Group	544	461	83	18.1
Net capital gains and provisions **	(11)	—	(11)	—
Attributable profit to the Group	533	461	72	15.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	79,592	69,546	10,046	14.4
Financial assets held for trading (w/o loans)	31	59	(28)	(47.7)
Financial assets available-for-sale	3,524	1,841	1,683	91.4
Central banks and credit institutions ***	2,046	4,078	(2,031)	(49.8)
Tangible and intangible assets	675	767	(92)	(12.0)
Other assets	7,117	6,059	1,057	17.4
Total assets/liabilities & shareholders’ equity	92,985	82,350	10,635	12.9
Customer deposits ***	32,981	31,810	1,172	3.7
Debt securities issued ***	25,399	18,113	7,286	40.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions ***	22,312	20,573	1,739	8.5
Other liabilities	5,059	4,051	1,008	24.9
Stockholders’ equity ****	7,233	7,803	(570)	(7.3)
Other managed and marketed customer funds	7	7	(0)	(0.3)
Mutual funds	2	2	(0)	(6.9)
Pension funds	5	5	0	2.0
Managed portfolios	—	—	—	—
Managed and marketed customer funds	58,388	49,930	8,458	16.9

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	14.68	12.76	1.91 p.
Efficiency ratio (with amortisations)	45.0	44.3	0.72 p.
NPL ratio	2.95	4.25	(1.30 p.	)
Coverage ratio	110.6	104.9	5.70 p.
Number of employees	14,747	14,209	538		3.8
Number of branches	579	592	(13)		(2.2)

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	729	775	788	805	811	833
Net fee income	220	216	223	218	230	228
Gains (losses) on financial transactions	0	(8)	3	(6)	(1)	(5)
Other operating income *	10	9	4	(19)	6	11
Gross income	959	991	1,018	998	1,045	1,068
Operating expenses	(422)	(442)	(443)	(467)	(483)	(468)
General administrative expenses	(384)	(398)	(398)	(422)	(435)	(425)
Personnel	(179)	(200)	(174)	(193)	(201)	(201)
Other general administrative expenses	(205)	(198)	(224)	(229)	(234)	(225)
Depreciation and amortisation	(38)	(44)	(45)	(46)	(48)	(43)
Net operating income	537	549	575	530	562	600
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)	(70)
Other income	(22)	(36)	(44)	(50)	(39)	(41)
Underlying profit before taxes	348	382	389	383	410	488
Tax on profit	(96)	(110)	(108)	(112)	(117)	(152)
Underlying profit from continuing operations	251	272	281	271	293	336
Net profit from discontinued operations	0	0	(0)	—	—	—
Underlying consolidated profit	251	272	281	271	293	336
Minority interests	31	31	40	35	42	43
Underlying attributable profit to the Group	220	241	242	236	251	293
Net capital gains and provisions **	—	—	—	—	—	(11)
Attributable profit to the Group	220	241	242	236	251	282
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	68,690	69,546	70,067	73,709	76,235	79,592
Financial assets held for trading (w/o loans)	31	59	90	94	34	31
Financial assets available-for-sale	1,122	1,841	2,876	3,654	3,624	3,524
Central banks and credit institutions ***	3,316	4,078	1,697	2,297	2,142	2,046
Tangible and intangible assets	779	767	749	692	672	675
Other assets	6,455	6,059	6,295	8,087	6,539	7,117
Total assets/liabilities & shareholders’ equity	80,392	82,350	81,774	88,534	89,247	92,985
Customer deposits ***	30,989	31,810	31,789	32,595	33,195	32,981
Debt securities issued ***	18,984	18,113	20,457	23,347	22,433	25,399
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions ***	18,285	20,573	16,264	20,314	20,707	22,312
Other liabilities	4,273	4,051	4,934	4,325	4,640	5,059
Stockholders’ equity ****	7,861	7,803	8,329	7,953	8,271	7,233
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	49,980	49,930	52,253	55,950	55,635	58,388

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.52	4.25	4.15	3.42	3.28	2.95
Coverage ratio	103.6	104.9	107.2	109.1	111.9	110.6
Cost of credit	0.93	0.91	0.87	0.77	0.64	0.55

Santander Consumer Finance

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,644	1,471	172	11.7
Net fee income	459	433	26	5.9
Gains (losses) on financial transactions	(6)	(8)	3	(30.9)
Other operating income *	17	19	(2)	(10.9)
Gross income	2,113	1,915	198	10.4
Operating expenses	(951)	(849)	(102)	12.0
General administrative expenses	(861)	(768)	(92)	12.0
Personnel	(402)	(373)	(29)	7.9
Other general administrative expenses	(458)	(396)	(63)	15.9
Depreciation and amortisation	(91)	(81)	(10)	12.1
Net operating income	1,162	1,066	96	9.0
Net loan-loss provisions	(184)	(293)	109	(37.1)
Other income	(80)	(58)	(22)	38.5
Underlying profit before taxes	898	715	183	25.6
Tax on profit	(269)	(203)	(66)	32.6
Underlying profit from continuing operations	629	512	117	22.9
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	629	512	117	22.9
Minority interests	85	62	23	37.0
Underlying attributable profit to the Group	544	450	94	20.9
Net capital gains and provisions **	(11)	—	(11)	—
Attributable profit to the Group	533	450	83	18.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	79,592	68,815	10,777	15.7
Financial assets held for trading (w/o loans)	31	58	(27)	(46.2)
Financial assets available-for-sale	3,524	1,788	1,736	97.1
Central banks and credit institutions ***	2,046	4,045	(1,998)	(49.4)
Tangible and intangible assets	675	764	(89)	(11.7)
Other assets	7,117	6,003	1,114	18.6
Total assets/liabilities & shareholders’ equity	92,985	81,471	11,514	14.1
Customer deposits ***	32,981	31,531	1,451	4.6
Debt securities issued ***	25,399	17,889	7,510	42.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions ***	22,312	20,321	1,991	9.8
Other liabilities	5,059	4,026	1,033	25.7
Stockholders’ equity ****	7,233	7,704	(471)	(6.1)
Other managed and marketed customer funds	7	7	(0)	(0.3)
Mutual funds	2	2	(0)	(6.9)
Pension funds	5	5	0	2.0
Managed portfolios	—	—	—	—
Managed and marketed customer funds	58,388	49,427	8,961	18.1

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Santander Consumer Finance

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	716	756	781	801	813	831
Net fee income	219	214	222	217	230	228
Gains (losses) on financial transactions	(0)	(8)	3	(6)	(1)	(5)
Other operating income *	10	9	4	(19)	6	11
Gross income	944	971	1,010	994	1,047	1,066
Operating expenses	(416)	(434)	(439)	(465)	(484)	(467)
General administrative expenses	(378)	(390)	(395)	(420)	(436)	(425)
Personnel	(176)	(196)	(172)	(192)	(202)	(201)
Other general administrative expenses	(202)	(194)	(222)	(228)	(234)	(224)
Depreciation and amortisation	(37)	(44)	(44)	(45)	(48)	(43)
Net operating income	529	537	570	529	563	599
Net loan-loss provisions	(165)	(128)	(141)	(97)	(114)	(70)
Other income	(22)	(36)	(44)	(50)	(39)	(41)
Underlying profit before taxes	342	373	385	382	410	487
Tax on profit	(95)	(108)	(107)	(112)	(117)	(152)
Underlying profit from continuing operations	247	265	279	271	293	336
Net profit from discontinued operations	0	0	(0)	—	—	—
Underlying consolidated profit	247	265	279	271	293	336
Minority interests	31	31	40	35	42	43
Underlying attributable profit to the Group	216	234	239	236	252	292
Net capital gains and provisions **	—	—	—	—	—	(11)
Attributable profit to the Group	216	234	239	236	252	281
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	67,798	68,815	70,186	73,928	76,246	79,592
Financial assets held for trading (w/o loans)	29	58	91	96	35	31
Financial assets available-for-sale	1,058	1,788	2,870	3,666	3,616	3,524
Central banks and credit institutions ***	3,296	4,045	1,710	2,317	2,152	2,046
Tangible and intangible assets	775	764	749	693	672	675
Other assets	6,367	6,003	6,305	8,102	6,539	7,117
Total assets/liabilities & shareholders’ equity	79,322	81,471	81,911	88,802	89,260	92,985
Customer deposits ***	30,660	31,531	31,813	32,659	33,173	32,981
Debt securities issued ***	18,753	17,889	20,515	23,445	22,460	25,399
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions ***	17,924	20,321	16,304	20,386	20,721	22,312
Other liabilities	4,242	4,026	4,937	4,332	4,638	5,059
Stockholders’ equity ****	7,743	7,704	8,341	7,981	8,267	7,233
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	49,420	49,427	52,335	56,111	55,640	58,388

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Poland

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	397	383	14	3.7
Net fee income	193	210	(17)	(8.0)
Gains (losses) on financial transactions	55	72	(18)	(24.4)
Other operating income *	11	11	(0)	(0.8)
Gross income	656	676	(20)	(3.0)
Operating expenses	(291)	(304)	13	(4.3)
General administrative expenses	(263)	(281)	18	(6.5)
Personnel	(150)	(163)	14	(8.5)
Other general administrative expenses	(114)	(118)	4	(3.7)
Depreciation and amortisation	(28)	(23)	(5)	21.5
Net operating income	365	372	(7)	(1.9)
Net loan-loss provisions	(67)	(85)	17	(20.6)
Other income	(51)	(3)	(48)	—
Profit before taxes	246	284	(38)	(13.3)
Tax on profit	(51)	(50)	(0)	0.8
Profit from continuing operations	196	234	(38)	(16.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	196	234	(38)	(16.3)
Minority interests	57	64	(7)	(11.0)
Attributable profit to the Group	139	170	(31)	(18.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	19,524	18,329	1,195	6.5
Financial assets held for trading (w/o loans)	1,026	1,132	(106)	(9.4)
Financial assets available-for-sale	4,713	5,647	(934)	(16.5)
Central banks and credit institutions **	1,179	1,206	(28)	(2.3)
Tangible and intangible assets	239	235	4	1.8
Other assets	1,701	1,698	3	0.2
Total assets/liabilities & shareholders’ equity	28,382	28,248	134	0.5
Customer deposits **	21,136	20,181	955	4.7
Debt securities issued **	528	450	78	17.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	1,059	1,659	(600)	(36.2)
Other liabilities	3,361	3,591	(230)	(6.4)
Stockholders’ equity ***	2,298	2,367	(69)	(2.9)
Other managed and marketed customer funds	3,146	3,928	(782)	(19.9)
Mutual funds	3,047	3,766	(719)	(19.1)
Pension funds	—	—	—	—
Managed portfolios	99	162	(63)	(38.7)
Managed and marketed customer funds	24,810	24,559	250	1.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	11.91	14.77	(2.86 p.	)
Efficiency ratio (with amortisations)	44.4	45.0	(0.62 p.	)
NPL ratio	5.84	7.07	(1.23 p.	)
Coverage ratio	65.8	63.5	2.30 p.
Number of employees	11,334	11,805	(471)		(4.0)
Number of branches	666	770	(104)		(13.5)

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	191	192	196	203	197	200
Net fee income	100	110	103	109	96	97
Gains (losses) on financial transactions	54	19	18	22	25	30
Other operating income *	(4)	16	(9)	(42)	(6)	17
Gross income	340	336	309	292	311	345
Operating expenses	(151)	(153)	(146)	(143)	(145)	(146)
General administrative expenses	(139)	(142)	(136)	(133)	(131)	(132)
Personnel	(81)	(82)	(79)	(81)	(74)	(75)
Other general administrative expenses	(58)	(60)	(57)	(51)	(57)	(56)
Depreciation and amortisation	(12)	(11)	(11)	(11)	(14)	(14)
Net operating income	190	182	162	149	166	199
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)	(34)
Other income	(1)	(2)	3	(4)	(22)	(29)
Profit before taxes	150	135	125	101	111	136
Tax on profit	(27)	(23)	(26)	(24)	(23)	(28)
Profit from continuing operations	122	112	99	77	88	108
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	122	112	99	77	88	108
Minority interests	33	30	26	20	24	33
Attributable profit to the Group	89	82	73	57	64	75
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	18,303	18,329	18,466	18,977	19,616	19,524
Financial assets held for trading (w/o loans)	1,258	1,132	1,032	894	858	1,026
Financial assets available-for-sale	5,355	5,647	5,500	5,305	5,515	4,713
Central banks and credit institutions **	1,186	1,206	1,085	1,153	719	1,179
Tangible and intangible assets	241	235	229	260	252	239
Other assets	2,206	1,698	1,854	2,523	1,589	1,701
Total assets/liabilities & shareholders’ equity	28,548	28,248	28,166	29,112	28,549	28,382
Customer deposits **	20,481	20,181	20,404	21,460	21,329	21,136
Debt securities issued **	340	450	501	498	547	528
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	1,540	1,659	1,396	1,152	670	1,059
Other liabilities	3,786	3,591	3,476	3,515	3,426	3,361
Stockholders’ equity ***	2,402	2,367	2,388	2,487	2,577	2,298
Other managed and marketed customer funds	3,960	3,928	3,607	3,209	3,249	3,146
Mutual funds	3,813	3,766	3,500	3,106	3,158	3,047
Pension funds	—	—	—	—	—	—
Managed portfolios	147	162	107	103	91	99
Managed and marketed customer funds	24,781	24,559	24,512	25,168	25,125	24,810
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	7.33	7.07	7.14	6.30	5.93	5.84
Coverage ratio	61.6	63.5	63.1	64.0	67.0	65.8
Cost of credit	1.00	1.00	0.96	0.87	0.82	0.75

Poland

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	397	363	34	9.4
Net fee income	193	199	(6)	(3.0)
Gains (losses) on financial transactions	55	68	(14)	(20.2)
Other operating income *	11	11	0	4.6
Gross income	656	641	15	2.3
Operating expenses	(291)	(288)	(3)	0.9
General administrative expenses	(263)	(266)	3	(1.3)
Personnel	(150)	(155)	5	(3.4)
Other general administrative expenses	(114)	(112)	(2)	1.7
Depreciation and amortisation	(28)	(22)	(6)	28.3
Net operating income	365	352	12	3.5
Net loan-loss provisions	(67)	(80)	13	(16.2)
Other income	(51)	(3)	(48)	—
Profit before taxes	246	269	(23)	(8.5)
Tax on profit	(51)	(48)	(3)	6.4
Profit from continuing operations	196	222	(26)	(11.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	196	222	(26)	(11.7)
Minority interests	57	60	(4)	(6.1)
Attributable profit to the Group	139	161	(22)	(13.8)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	19,524	17,317	2,208	12.8
Financial assets held for trading (w/o loans)	1,026	1,070	(44)	(4.1)
Financial assets available-for-sale	4,713	5,335	(622)	(11.7)
Central banks and credit institutions **	1,179	1,140	39	3.4
Tangible and intangible assets	239	222	17	7.8
Other assets	1,701	1,604	97	6.0
Total assets/liabilities & shareholders’ equity	28,382	26,687	1,695	6.4
Customer deposits **	21,136	19,066	2,070	10.9
Debt securities issued **	528	425	103	24.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	1,059	1,567	(508)	(32.4)
Other liabilities	3,361	3,392	(31)	(0.9)
Stockholders’ equity ***	2,298	2,236	62	2.8
Other managed and marketed customer funds	3,146	3,711	(565)	(15.2)
Mutual funds	3,047	3,558	(511)	(14.4)
Pension funds	—	—	—	—
Managed portfolios	99	153	(54)	(35.1)
Managed and marketed customer funds	24,810	23,203	1,607	6.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	183	180	188	198	196	201
Net fee income	96	103	99	106	96	97
Gains (losses) on financial transactions	52	17	17	22	25	30
Other operating income *	(4)	15	(8)	(40)	(6)	17
Gross income	327	314	296	286	311	345
Operating expenses	(145)	(143)	(141)	(140)	(145)	(146)
General administrative expenses	(134)	(133)	(130)	(130)	(131)	(132)
Personnel	(78)	(77)	(76)	(79)	(74)	(75)
Other general administrative expenses	(56)	(56)	(54)	(50)	(57)	(57)
Depreciation and amortisation	(11)	(11)	(10)	(10)	(14)	(14)
Net operating income	182	171	156	146	166	199
Net loan-loss provisions	(38)	(43)	(38)	(43)	(33)	(34)
Other income	(1)	(2)	3	(4)	(22)	(29)
Profit before taxes	144	126	120	100	111	136
Tax on profit	(26)	(21)	(25)	(24)	(23)	(28)
Profit from continuing operations	117	104	95	76	88	108
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	117	104	95	76	88	108
Minority interests	32	28	25	20	24	33
Attributable profit to the Group	85	76	70	56	64	75
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	16,856	17,317	17,670	18,240	18,826	19,524
Financial assets held for trading (w/o loans)	1,159	1,070	987	859	824	1,026
Financial assets available-for-sale	4,931	5,335	5,262	5,099	5,292	4,713
Central banks and credit institutions **	1,092	1,140	1,039	1,108	691	1,179
Tangible and intangible assets	222	222	219	250	242	239
Other assets	2,031	1,604	1,774	2,425	1,525	1,701
Total assets/liabilities & shareholders’ equity	26,291	26,687	26,950	27,982	27,400	28,382
Customer deposits **	18,861	19,066	19,524	20,627	20,470	21,136
Debt securities issued **	313	425	479	479	525	528
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	1,418	1,567	1,336	1,107	643	1,059
Other liabilities	3,486	3,392	3,326	3,379	3,288	3,361
Stockholders’ equity ***	2,212	2,236	2,285	2,390	2,474	2,298
Other managed and marketed customer funds	3,647	3,711	3,452	3,085	3,118	3,146
Mutual funds	3,512	3,558	3,349	2,986	3,031	3,047
Pension funds	—	—	—	—	—	—
Managed portfolios	135	153	102	99	88	99
Managed and marketed customer funds	22,821	23,203	23,455	24,190	24,114	24,810

(**).-	Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

Poland

PLN million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,734	1,585	149	9.4
Net fee income	842	868	(26)	(3.0)
Gains (losses) on financial transactions	239	299	(60)	(20.2)
Other operating income *	48	46	2	4.6
Gross income	2,863	2,798	66	2.3
Operating expenses	(1,270)	(1,259)	(12)	0.9
General administrative expenses	(1,149)	(1,164)	15	(1.3)
Personnel	(653)	(676)	23	(3.4)
Other general administrative expenses	(496)	(488)	(8)	1.7
Depreciation and amortisation	(122)	(95)	(27)	28.3
Net operating income	1,593	1,539	54	3.5
Net loan-loss provisions	(294)	(350)	57	(16.2)
Other income	(223)	(13)	(211)	—
Profit before taxes	1,076	1,176	(100)	(8.5)
Tax on profit	(221)	(208)	(13)	6.4
Profit from continuing operations	855	968	(113)	(11.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	855	968	(113)	(11.7)
Minority interests	247	263	(16)	(6.1)
Attributable profit to the Group	607	705	(98)	(13.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	86,614	76,820	9,795	12.8
Financial assets held for trading (w/o loans)	4,553	4,746	(194)	(4.1)
Financial assets available-for-sale	20,908	23,668	(2,760)	(11.7)
Central banks and credit institutions **	5,228	5,056	172	3.4
Tangible and intangible assets	1,059	983	76	7.8
Other assets	7,546	7,117	429	6.0
Total assets/liabilities & shareholders’ equity	125,909	118,390	7,519	6.4
Customer deposits **	93,761	84,580	9,181	10.9
Debt securities issued **	2,343	1,887	456	24.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	4,699	6,953	(2,255)	(32.4)
Other liabilities	14,910	15,048	(138)	(0.9)
Stockholders’ equity ***	10,196	9,921	274	2.8
Other managed and marketed customer funds	13,957	16,464	(2,507)	(15.2)
Mutual funds	13,516	15,784	(2,267)	(14.4)
Pension funds	—	—	—	—
Managed portfolios	441	680	(239)	(35.1)
Managed and marketed customer funds	110,062	102,931	7,131	6.9

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Poland

PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	800	784	822	863	858	876
Net fee income	420	448	433	463	418	425
Gains (losses) on financial transactions	225	74	75	96	108	130
Other operating income *	(19)	65	(37)	(175)	(27)	76
Gross income	1,427	1,371	1,293	1,247	1,357	1,507
Operating expenses	(632)	(626)	(614)	(611)	(632)	(638)
General administrative expenses	(584)	(580)	(569)	(566)	(572)	(576)
Personnel	(341)	(335)	(332)	(347)	(324)	(330)
Other general administrative expenses	(243)	(245)	(237)	(219)	(249)	(247)
Depreciation and amortisation	(48)	(46)	(45)	(45)	(60)	(62)
Net operating income	794	745	679	636	724	869
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)	(149)
Other income	(3)	(9)	11	(16)	(97)	(126)
Profit before taxes	627	549	526	435	483	593
Tax on profit	(115)	(93)	(110)	(104)	(99)	(122)
Profit from continuing operations	512	456	416	331	384	471
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	512	456	416	331	384	471
Minority interests	140	123	110	86	103	144
Attributable profit to the Group	372	333	306	245	281	327
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	74,776	76,820	78,386	80,918	83,517	86,614
Financial assets held for trading (w/o loans)	5,141	4,746	4,379	3,810	3,653	4,553
Financial assets available-for-sale	21,876	23,668	23,344	22,622	23,479	20,908
Central banks and credit institutions **	4,845	5,056	4,607	4,916	3,063	5,228
Tangible and intangible assets	984	983	973	1,108	1,074	1,059
Other assets	9,011	7,117	7,869	10,759	6,765	7,546
Total assets/liabilities & shareholders’ equity	116,632	118,390	119,557	124,132	121,551	125,909
Customer deposits **	83,671	84,580	86,613	91,504	90,810	93,761
Debt securities issued **	1,390	1,887	2,125	2,125	2,329	2,343
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	6,293	6,953	5,928	4,910	2,851	4,699
Other liabilities	15,466	15,048	14,756	14,989	14,587	14,910
Stockholders’ equity ***	9,812	9,921	10,136	10,604	10,973	10,196
Other managed and marketed customer funds	16,179	16,464	15,312	13,684	13,833	13,957
Mutual funds	15,578	15,784	14,859	13,245	13,445	13,516
Pension funds	—	—	—	—	—	—
Managed portfolios	601	680	454	439	389	441
Managed and marketed customer funds	101,240	102,931	104,050	107,314	106,972	110,062

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Portugal

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	370	283	87	30.9
Net fee income	165	136	29	21.5
Gains (losses) on financial transactions	69	25	44	175.4
Other operating income *	26	28	(2)	(7.6)
Gross income	630	472	158	33.6
Operating expenses	(303)	(245)	(58)	23.6
General administrative expenses	(285)	(227)	(58)	25.4
Personnel	(175)	(144)	(32)	22.0
Other general administrative expenses	(110)	(84)	(26)	31.1
Depreciation and amortisation	(18)	(18)	(0)	1.3
Net operating income	327	226	101	44.4
Net loan-loss provisions	(29)	(43)	14	(33.3)
Other income	(23)	(45)	21	(47.3)
Underlying profit before taxes	275	139	136	97.8
Tax on profit	(64)	(35)	(29)	83.4
Underlying profit from continuing operations	211	104	107	102.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	211	104	107	102.7
Minority interests	1	(0)	1	—
Underlying attributable profit to the Group	210	104	106	101.4
Net capital gains and provisions **	(9)	—	(9)	—
Attributable profit to the Group	201	104	97	93.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans ***	27,889	23,097	4,792	20.7
Financial assets held for trading (w/o loans)	1,763	2,076	(314)	(15.1)
Financial assets available-for-sale	5,951	5,711	239	4.2
Central banks and credit institutions ***	2,268	1,753	516	29.4
Tangible and intangible assets	708	693	15	2.1
Other assets	8,305	6,084	2,220	36.5
Total assets/liabilities & shareholders’ equity	46,883	39,415	7,468	18.9
Customer deposits ***	29,964	23,796	6,168	25.9
Debt securities issued ***	4,488	2,608	1,880	72.1
Liabilities under insurance contracts	44	24	19	79.6
Central banks and credit institutions ***	8,164	9,794	(1,630)	(16.6)
Other liabilities	1,063	971	92	9.4
Stockholders’ equity ****	3,160	2,221	940	42.3
Other managed and marketed customer funds	2,686	2,876	(190)	(6.6)
Mutual funds	1,389	1,555	(166)	(10.7)
Pension funds	894	910	(16)	(1.8)
Managed portfolios	403	411	(8)	(1.8)
Managed and marketed customer funds	37,138	29,281	7,858	26.8
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
Underlying RoTE	14.68	8.70	5.97 p.
Efficiency ratio (with amortisations)	48.1	52.0	(3.89 p. )
NPL ratio	10.46	8.80	1.66 p.
Coverage ratio	61.9	54.2	7.70 p.
Number of employees	6,466	5,433	1,033	19.0
Number of branches	734	576	158	27.4

Portugal

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	142	141	134	138	183	188
Net fee income	68	67	66	62	90	74
Gains (losses) on financial transactions	15	10	16	123	54	15
Other operating income *	13	16	10	(5)	10	16
Gross income	238	234	226	318	337	293
Operating expenses	(123)	(122)	(124)	(125)	(154)	(149)
General administrative expenses	(114)	(113)	(115)	(116)	(145)	(140)
Personnel	(71)	(72)	(72)	(75)	(88)	(88)
Other general administrative expenses	(42)	(41)	(43)	(41)	(57)	(52)
Depreciation and amortisation	(10)	(9)	(9)	(9)	(9)	(9)
Net operating income	115	112	102	193	183	144
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)	(6)
Other income	(21)	(23)	23	(10)	(2)	(21)
Underlying profit before taxes	72	67	101	178	158	116
Tax on profit	(17)	(18)	(24)	(58)	(37)	(27)
Underlying profit from continuing operations	55	49	77	120	122	89
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	55	49	77	120	122	89
Minority interests	0	(0)	0	1	1	1
Underlying attributable profit to the Group	55	49	77	119	121	89
Net capital gains and provisions **	—	—	—	—	—	(9)
Attributable profit to the Group	55	49	77	119	121	80
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans ***	23,045	23,097	23,029	28,221	27,655	27,889
Financial assets held for trading (w/o loans)	2,160	2,076	1,801	1,678	1,761	1,763
Financial assets available-for-sale	6,877	5,711	5,736	6,799	6,158	5,951
Central banks and credit institutions ***	2,017	1,753	1,715	2,104	2,633	2,268
Tangible and intangible assets	700	693	696	720	702	708
Other assets	6,013	6,084	6,381	10,046	8,738	8,305
Total assets/liabilities & shareholders’ equity	40,813	39,415	39,358	49,568	47,647	46,883
Customer deposits ***	23,529	23,796	24,091	29,173	29,146	29,964
Debt securities issued ***	2,732	2,608	2,566	4,994	4,700	4,488
Liabilities under insurance contracts	30	24	22	20	45	44
Central banks and credit institutions ***	11,043	9,794	9,384	11,307	9,643	8,164
Other liabilities	888	971	920	1,351	1,183	1,063
Stockholders’ equity ****	2,591	2,221	2,376	2,724	2,929	3,160
Other managed and marketed customer funds	2,870	2,876	2,801	2,842	2,745	2,686
Mutual funds	1,530	1,555	1,489	1,512	1,444	1,389
Pension funds	962	910	906	915	902	894
Managed portfolios	379	411	406	416	399	403
Managed and marketed customer funds	29,131	29,281	29,457	37,009	36,591	37,138

(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.96	8.80	8.86	7.46	8.55	10.46
Coverage ratio	52.4	54.2	56.2	99.0	87.7	61.9
Cost of credit	0.45	0.38	0.35	0.29	0.28	0.21

Spain’s real estate activity

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	(22)	(13)	(9)	69.1
Net fee income	0	1	(0)	(60.9)
Gains (losses) on financial transactions	(0)	78	(78)	—
Other operating income *	32	19	14	73.2
Gross income	11	84	(74)	(87.5)
Operating expenses	(108)	(123)	15	(12.1)
General administrative expenses	(102)	(115)	13	(11.4)
Personnel	(28)	(32)	4	(12.4)
Other general administrative expenses	(75)	(84)	9	(11.0)
Depreciation and amortisation	(6)	(7)	2	(23.6)
Net operating income	(97)	(38)	(59)	153.3
Net loan-loss provisions	(76)	(91)	14	(15.9)
Other income	(36)	(103)	67	(65.4)
Profit before taxes	(210)	(232)	23	(9.9)
Tax on profit	62	69	(7)	(10.2)
Profit from continuing operations	(147)	(163)	16	(9.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(147)	(163)	16	(9.7)
Minority interests	(3)	0	(3)	—
Attributable profit to the Group	(144)	(163)	19	(11.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	2,302	3,323	(1,020)	(30.7)
Financial assets held for trading (w/o loans)	5	4	1	16.8
Financial assets available-for-sale	463	168	295	175.4
Central banks and credit institutions **	861	0	861	—
Tangible and intangible assets	6,016	5,804	212	3.7
Other assets	6,376	6,818	(442)	(6.5)
Total assets/liabilities & shareholders’ equity	16,024	16,117	(93)	(0.6)
Customer deposits **	114	245	(131)	(53.3)
Debt securities issued **	646	—	646	—
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	8,684	9,498	(813)	(8.6)
Other liabilities	1,799	1,841	(43)	(2.3)
Stockholders’ equity ***	4,780	4,533	247	5.4
Other managed and marketed customer funds	34	44	(10)	(23.3)
Mutual funds	33	43	(10)	(23.5)
Pension funds	1	1	(0)	(4.8)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	794	288	506	175.2

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Spain’s real estate activity

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	(13)	0	(11)	(17)	(12)	(10)
Net fee income	0	1	(1)	0	0	(0)
Gains (losses) on financial transactions	44	34	43	31	0	(1)
Other operating income *	8	11	(5)	14	10	22
Gross income	39	45	25	27	(1)	11
Operating expenses	(66)	(57)	(58)	(54)	(54)	(54)
General administrative expenses	(62)	(53)	(57)	(51)	(52)	(51)
Personnel	(18)	(13)	(17)	(16)	(14)	(14)
Other general administrative expenses	(44)	(40)	(40)	(35)	(38)	(37)
Depreciation and amortisation	(4)	(3)	(1)	(3)	(3)	(3)
Net operating income	(27)	(11)	(33)	(26)	(55)	(42)
Net loan-loss provisions	(42)	(49)	(83)	(34)	(25)	(51)
Other income	(49)	(54)	(61)	(140)	(11)	(25)
Profit before taxes	(119)	(114)	(176)	(199)	(92)	(118)
Tax on profit	36	34	53	58	27	35
Profit from continuing operations	(83)	(80)	(124)	(142)	(65)	(83)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(83)	(80)	(124)	(142)	(65)	(83)
Minority interests	1	(1)	(8)	(2)	(1)	(2)
Attributable profit to the Group	(85)	(79)	(116)	(140)	(63)	(81)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	3,942	3,323	2,982	2,794	2,551	2,302
Financial assets held for trading (w/o loans)	6	4	4	5	5	5
Financial assets available-for-sale	167	168	169	104	102	463
Central banks and credit institutions **	0	0	755	698	643	861
Tangible and intangible assets	5,865	5,804	5,692	5,827	6,131	6,016
Other assets	6,488	6,818	6,561	6,412	6,542	6,376
Total assets/liabilities & shareholders’ equity	16,467	16,117	16,163	15,840	15,974	16,024
Customer deposits **	149	245	153	125	110	114
Debt securities issued **	—	—	0	0	—	646
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	10,538	9,498	10,304	10,335	9,377	8,684
Other liabilities	1,624	1,841	1,402	1,289	1,791	1,799
Stockholders’ equity ***	4,156	4,533	4,304	4,092	4,696	4,780
Other managed and marketed customer funds	139	44	40	36	35	34
Mutual funds	138	43	39	35	35	33
Pension funds	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	288	288	193	160	145	794

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	2,290	2,441	(152)	(6.2)
Net fee income	538	578	(40)	(7.0)
Gains (losses) on financial transactions	163	144	20	13.7
Other operating income *	23	14	9	68.6
Gross income	3,014	3,177	(163)	(5.1)
Operating expenses	(1,581)	(1,667)	86	(5.1)
General administrative expenses	(1,422)	(1,507)	85	(5.6)
Personnel	(729)	(815)	85	(10.4)
Other general administrative expenses	(693)	(693)	(0)	0.0
Depreciation and amortisation	(159)	(159)	1	(0.4)
Net operating income	1,433	1,510	(77)	(5.1)
Net loan-loss provisions	(74)	(94)	19	(20.6)
Other income	(130)	(106)	(24)	22.6
Profit before taxes	1,228	1,310	(82)	(6.3)
Tax on profit	(365)	(276)	(88)	32.0
Profit from continuing operations	863	1,034	(171)	(16.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	863	1,034	(171)	(16.5)
Minority interests	20	17	3	15.8
Attributable profit to the Group	843	1,016	(173)	(17.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	259,852	287,896	(28,044)	(9.7)
Financial assets held for trading (w/o loans)	40,661	41,349	(688)	(1.7)
Financial assets available-for-sale	11,901	12,785	(885)	(6.9)
Central banks and credit institutions **	17,147	16,848	299	1.8
Tangible and intangible assets	2,646	3,175	(529)	(16.7)
Other assets	29,976	27,578	2,398	8.7
Total assets/liabilities & shareholders’ equity	362,184	389,632	(27,448)	(7.0)
Customer deposits **	212,152	230,233	(18,081)	(7.9)
Debt securities issued **	72,556	77,895	(5,339)	(6.9)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	21,040	26,331	(5,291)	(20.1)
Other liabilities	40,880	39,385	1,495	3.8
Stockholders’ equity ***	15,556	15,788	(232)	(1.5)
Other managed and marketed customer funds	8,365	10,807	(2,442)	(22.6)
Mutual funds	8,246	10,645	(2,399)	(22.5)
Pension funds	—	—	—	—
Managed portfolios	119	162	(43)	(26.7)
Managed and marketed customer funds	293,073	318,935	(25,862)	(8.1)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
RoTE	9.95	12.69	(2.74 p. )
Efficiency ratio (with amortisations)	52.5	52.5	(0.00 p. )
NPL ratio	1.47	1.61	(0.14 p. )
Coverage ratio	36.5	40.3	(3.80 p. )
Number of employees	26,010	26,354	(344)	(1.3)
Number of branches	850	901	(51)	(5.7)

United Kingdom

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,194	1,247	1,250	1,251	1,154	1,136
Net fee income	287	291	273	240	280	258
Gains (losses) on financial transactions	60	83	58	100	68	95
Other operating income *	10	4	23	10	11	12
Gross income	1,551	1,626	1,605	1,600	1,513	1,501
Operating expenses	(823)	(843)	(844)	(846)	(794)	(788)
General administrative expenses	(749)	(759)	(760)	(742)	(718)	(705)
Personnel	(396)	(418)	(391)	(387)	(371)	(358)
Other general administrative expenses	(352)	(341)	(369)	(355)	(346)	(346)
Depreciation and amortisation	(75)	(85)	(84)	(104)	(76)	(83)
Net operating income	727	783	761	755	719	713
Net loan-loss provisions	(76)	(18)	7	(21)	(7)	(68)
Other income	(56)	(51)	(130)	(118)	(59)	(71)
Profit before taxes	596	714	639	616	654	574
Tax on profit	(117)	(159)	(149)	(130)	(192)	(173)
Profit from continuing operations	479	555	489	485	462	401
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	479	555	489	485	462	401
Minority interests	8	9	10	10	9	11
Attributable profit to the Group	471	545	480	475	453	390
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	279,334	287,896	284,003	282,673	267,628	259,852
Financial assets held for trading (w/o loans)	42,850	41,349	40,406	40,138	36,151	40,661
Financial assets available-for-sale	12,937	12,785	12,940	12,279	11,801	11,901
Central banks and credit institutions **	19,259	16,848	14,419	14,083	17,223	17,147
Tangible and intangible assets	3,094	3,175	3,043	3,025	2,787	2,646
Other assets	35,375	27,578	28,513	30,957	28,959	29,976
Total assets/liabilities & shareholders’ equity	392,848	389,632	383,323	383,155	364,549	362,184
Customer deposits **	220,684	230,233	227,212	231,947	217,282	212,152
Debt securities issued **	84,356	77,895	76,149	74,260	76,614	72,556
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	26,264	26,331	24,871	23,610	15,210	21,040
Other liabilities	45,703	39,385	38,500	36,162	37,176	40,880
Stockholders’ equity ***	15,841	15,788	16,591	17,176	18,268	15,556
Other managed and marketed customer funds	10,469	10,807	9,376	9,703	8,784	8,365
Mutual funds	10,313	10,645	9,238	9,564	8,661	8,246
Pension funds	—	—	—	—	—	—
Managed portfolios	156	162	138	139	124	119
Managed and marketed customer funds	315,509	318,935	312,737	315,910	302,681	293,073
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	1.75	1.61	1.51	1.52	1.49	1.47
Coverage ratio	41.2	40.3	39.6	38.2	36.5	36.5
Cost of credit	0.11	0.08	0.04	0.03	0.01	0.03

United Kingdom

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	2,290	2,295	(5)	(0.2)
Net fee income	538	543	(6)	(1.1)
Gains (losses) on financial transactions	163	135	28	20.9
Other operating income *	23	13	10	79.4
Gross income	3,014	2,986	27	0.9
Operating expenses	(1,581)	(1,567)	(14)	0.9
General administrative expenses	(1,422)	(1,417)	(5)	0.4
Personnel	(729)	(766)	36	(4.7)
Other general administrative expenses	(693)	(651)	(42)	6.4
Depreciation and amortisation	(159)	(150)	(9)	6.0
Net operating income	1,433	1,420	13	0.9
Net loan-loss provisions	(74)	(88)	14	(15.6)
Other income	(130)	(100)	(30)	30.4
Profit before taxes	1,228	1,231	(4)	(0.3)
Tax on profit	(365)	(260)	(105)	40.4
Profit from continuing operations	863	972	(109)	(11.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	863	972	(109)	(11.2)
Minority interests	20	16	4	23.2
Attributable profit to the Group	843	955	(112)	(11.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	259,852	247,803	12,049	4.9
Financial assets held for trading (w/o loans)	40,661	35,591	5,070	14.2
Financial assets available-for-sale	11,901	11,005	896	8.1
Central banks and credit institutions **	17,147	14,502	2,646	18.2
Tangible and intangible assets	2,646	2,733	(87)	(3.2)
Other assets	29,976	23,737	6,239	26.3
Total assets/liabilities & shareholders’ equity	362,184	335,371	26,813	8.0
Customer deposits **	212,152	198,170	13,982	7.1
Debt securities issued **	72,556	67,047	5,509	8.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	21,040	22,664	(1,624)	(7.2)
Other liabilities	40,880	33,901	6,980	20.6
Stockholders’ equity ***	15,556	13,589	1,966	14.5
Other managed and marketed customer funds	8,365	9,302	(937)	(10.1)
Mutual funds	8,246	9,162	(916)	(10.0)
Pension funds	—	—	—	—
Managed portfolios	119	140	(21)	(14.8)
Managed and marketed customer funds	293,073	274,519	18,553	6.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,139	1,156	1,151	1,160	1,142	1,148
Net fee income	273	270	251	222	277	260
Gains (losses) on financial transactions	57	78	54	93	67	96
Other operating income *	9	3	21	9	11	12
Gross income	1,480	1,507	1,477	1,484	1,497	1,516
Operating expenses	(786)	(781)	(777)	(784)	(785)	(796)
General administrative expenses	(714)	(703)	(700)	(687)	(710)	(712)
Personnel	(378)	(388)	(359)	(359)	(367)	(362)
Other general administrative expenses	(336)	(315)	(340)	(329)	(343)	(350)
Depreciation and amortisation	(71)	(78)	(77)	(97)	(75)	(84)
Net operating income	694	725	700	700	712	721
Net loan-loss provisions	(72)	(16)	8	(19)	(6)	(68)
Other income	(53)	(47)	(120)	(109)	(58)	(72)
Profit before taxes	569	663	587	571	647	581
Tax on profit	(112)	(148)	(138)	(121)	(190)	(175)
Profit from continuing operations	457	515	450	450	457	406
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	457	515	450	450	457	406
Minority interests	8	9	9	9	9	11
Attributable profit to the Group	450	506	441	440	448	395
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	245,807	247,803	253,764	251,020	256,311	259,852
Financial assets held for trading (w/o loans)	37,707	35,591	36,104	35,643	34,623	40,661
Financial assets available-for-sale	11,384	11,005	11,562	10,904	11,302	11,901
Central banks and credit institutions **	16,947	14,502	12,883	12,506	16,495	17,147
Tangible and intangible assets	2,723	2,733	2,719	2,686	2,669	2,646
Other assets	31,129	23,737	25,477	27,491	27,734	29,976
Total assets/liabilities & shareholders’ equity	345,697	335,371	342,509	340,250	349,134	362,184
Customer deposits **	194,196	198,170	203,020	205,974	208,094	212,152
Debt securities issued **	74,232	67,047	68,041	65,944	73,374	72,556
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	23,112	22,664	22,223	20,966	14,566	21,040
Other liabilities	40,218	33,901	34,401	32,113	35,604	40,880
Stockholders’ equity ***	13,939	13,589	14,825	15,252	17,496	15,556
Other managed and marketed customer funds	9,212	9,302	8,378	8,617	8,413	8,365
Mutual funds	9,075	9,162	8,254	8,493	8,294	8,246
Pension funds	—	—	—	—	—	—
Managed portfolios	137	140	123	124	118	119
Managed and marketed customer funds	277,640	274,519	279,439	280,535	289,881	293,073

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

£ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,782	1,787	(4)	(0.2)
Net fee income	418	423	(5)	(1.1)
Gains (losses) on financial transactions	127	105	22	20.9
Other operating income *	18	10	8	79.4
Gross income	2,346	2,325	21	0.9
Operating expenses	(1,231)	(1,220)	(11)	0.9
General administrative expenses	(1,107)	(1,103)	(4)	0.4
Personnel	(568)	(596)	28	(4.7)
Other general administrative expenses	(539)	(507)	(32)	6.4
Depreciation and amortisation	(124)	(117)	(7)	6.0
Net operating income	1,115	1,105	10	0.9
Net loan-loss provisions	(58)	(69)	11	(15.6)
Other income	(101)	(78)	(24)	30.4
Profit before taxes	956	959	(3)	(0.3)
Tax on profit	(284)	(202)	(82)	40.4
Profit from continuing operations	672	756	(85)	(11.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	672	756	(85)	(11.2)
Minority interests	16	13	3	23.2
Attributable profit to the Group	656	744	(88)	(11.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	214,768	204,809	9,959	4.9
Financial assets held for trading (w/o loans)	33,606	29,416	4,190	14.2
Financial assets available-for-sale	9,836	9,096	740	8.1
Central banks and credit institutions **	14,172	11,986	2,187	18.2
Tangible and intangible assets	2,187	2,259	(72)	(3.2)
Other assets	24,775	19,619	5,156	26.3
Total assets/liabilities & shareholders' equity	299,345	277,184	22,161	8.0
Customer deposits **	175,343	163,788	11,556	7.1
Debt securities issued **	59,968	55,415	4,553	8.2
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	17,390	18,732	(1,342)	(7.2)
Other liabilities	33,788	28,019	5,769	20.6
Stockholders’ equity ***	12,857	11,231	1,625	14.5
Other managed and marketed customer funds	6,914	7,688	(775)	(10.1)
Mutual funds	6,815	7,573	(757)	(10.0)
Pension funds	—	—	—	—
Managed portfolios	98	116	(17)	(14.8)
Managed and marketed customer funds	242,224	226,890	15,334	6.8

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	887	900	896	903	889	893
Net fee income	213	210	196	173	216	203
Gains (losses) on financial transactions	45	60	42	72	52	75
Other operating income *	7	3	17	7	8	10
Gross income	1,152	1,173	1,150	1,155	1,166	1,180
Operating expenses	(612)	(608)	(605)	(610)	(611)	(619)
General administrative expenses	(556)	(547)	(545)	(535)	(553)	(554)
Personnel	(294)	(302)	(280)	(279)	(286)	(282)
Other general administrative expenses	(262)	(245)	(265)	(256)	(267)	(272)
Depreciation and amortisation	(56)	(61)	(60)	(75)	(59)	(65)
Net operating income	540	565	545	545	554	561
Net loan-loss provisions	(56)	(12)	6	(15)	(5)	(53)
Other income	(41)	(36)	(94)	(85)	(45)	(56)
Profit before taxes	443	516	457	444	504	452
Tax on profit	(87)	(115)	(107)	(94)	(148)	(136)
Profit from continuing operations	356	401	350	350	356	316
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	356	401	350	350	356	316
Minority interests	6	7	7	7	7	8
Attributable profit to the Group	350	394	343	343	349	307

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	203,159	204,809	209,736	207,468	211,841	214,768
Financial assets held for trading (w/o loans)	31,165	29,416	29,840	29,459	28,616	33,606
Financial assets available-for-sale	9,409	9,096	9,556	9,012	9,341	9,836
Central banks and credit institutions **	14,007	11,986	10,648	10,336	13,633	14,172
Tangible and intangible assets	2,250	2,259	2,247	2,220	2,206	2,187
Other assets	25,728	19,619	21,057	22,721	22,922	24,775
Total assets/liabilities & shareholders' equity	285,718	277,184	283,084	281,217	288,559	299,345
Customer deposits **	160,503	163,788	167,796	170,238	171,990	175,343
Debt securities issued **	61,352	55,415	56,236	54,503	60,644	59,968
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	19,102	18,732	18,367	17,329	12,039	17,390
Other liabilities	33,240	28,019	28,432	26,541	29,426	33,788
Stockholders’ equity ***	11,521	11,231	12,253	12,606	14,460	12,857
Other managed and marketed customer funds	7,614	7,688	6,924	7,122	6,953	6,914
Mutual funds	7,501	7,573	6,822	7,019	6,855	6,815
Pension funds	—	—	—	—	—	—
Managed portfolios	113	116	102	102	98	98
Managed and marketed customer funds	229,470	226,890	230,956	231,862	239,587	242,224

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Latin America

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	6,184	7,155	(971)	(13.6)
Net fee income	2,082	2,287	(205)	(9.0)
Gains (losses) on financial transactions	363	331	32	9.7
Other operating income *	18	25	(8)	(30.3)
Gross income	8,647	9,798	(1,151)	(11.8)
Operating expenses	(3,570)	(4,074)	504	(12.4)
General administrative expenses	(3,251)	(3,710)	459	(12.4)
Personnel	(1,806)	(2,021)	215	(10.6)
Other general administrative expenses	(1,444)	(1,688)	244	(14.5)
Depreciation and amortisation	(320)	(364)	44	(12.2)
Net operating income	5,076	5,724	(648)	(11.3)
Net loan-loss provisions	(2,253)	(2,436)	183	(7.5)
Other income	(405)	(476)	71	(14.9)
Profit before taxes	2,418	2,812	(394)	(14.0)
Tax on profit	(621)	(775)	154	(19.8)
Profit from continuing operations	1,796	2,037	(241)	(11.8)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	1,796	2,037	(241)	(11.8)
Minority interests	290	320	(31)	(9.5)
Attributable profit to the Group	1,506	1,716	(210)	(12.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount		%
Balance sheet
Customer loans **	141,873	145,094	(3,222)		(2.2)
Financial assets held for trading (w/o loans)	38,044	34,585	3,460		10.0
Financial assets available-for-sale	28,815	34,670	(5,854)		(16.9)
Central banks and credit institutions **	49,887	35,811	14,076		39.3
Tangible and intangible assets	3,869	4,056	(187)		(4.6)
Other assets	37,107	30,279	6,828		22.5
Total assets/liabilities & shareholders’ equity	299,596	284,495	15,101		5.3
Customer deposits **	134,898	133,402	1,496		1.1
Debt securities issued **	45,148	43,574	1,574		3.6
Liabilities under insurance contracts	1	1	0		1.1
Central banks and credit institutions **	42,333	41,756	577		1.4
Other liabilities	53,825	43,404	10,421		24.0
Stockholders’ equity ***	23,391	22,358	1,033		4.6
Other managed and marketed customer funds	76,722	71,585	5,137		7.2
Mutual funds	70,759	66,315	4,444		6.7
Pension funds	—	—	—		—
Managed portfolios	5,964	5,270	694		13.2
Managed and marketed customer funds	256,768	248,561	8,207		3.3

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	14.75	15.71	(0.96 p.	)
Efficiency ratio (with amortisations)	41.3	41.6	(0.29 p.	)
NPL ratio	4.98	4.74	0.24 p.
Coverage ratio	81.4	84.4	(3.00 p.	)
Number of employees	88,497	87,358	1,139		1.3
Number of branches	5,852	5,782	70		1.2

Latin America

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	3,545	3,610	3,334	3,263	3,044	3,140
Net fee income	1,135	1,151	1,079	1,086	961	1,121
Gains (losses) on financial transactions	168	163	126	60	141	222
Other operating income *	(2)	27	23	(13)	(7)	25
Gross income	4,846	4,952	4,562	4,396	4,139	4,507
Operating expenses	(2,047)	(2,027)	(1,895)	(1,937)	(1,736)	(1,834)
General administrative expenses	(1,865)	(1,845)	(1,738)	(1,782)	(1,584)	(1,666)
Personnel	(1,002)	(1,020)	(956)	(978)	(868)	(938)
Other general administrative expenses	(863)	(826)	(782)	(804)	(716)	(728)
Depreciation and amortisation	(182)	(182)	(157)	(155)	(151)	(168)
Net operating income	2,800	2,925	2,667	2,459	2,404	2,673
Net loan-loss provisions	(1,210)	(1,226)	(1,241)	(1,273)	(1,105)	(1,149)
Other income	(203)	(273)	(264)	(153)	(189)	(217)
Profit before taxes	1,386	1,426	1,163	1,034	1,110	1,308
Tax on profit	(401)	(374)	(223)	(221)	(269)	(352)
Profit from continuing operations	985	1,052	940	812	841	955
Net profit from discontinued operations	—	—	—	—	—	0
Consolidated profit	985	1,052	940	812	841	955
Minority interests	145	176	156	119	137	152
Attributable profit to the Group	840	876	783	693	703	803

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	146,660	145,094	129,593	133,138	131,830	141,873
Financial assets held for trading (w/o loans)	34,791	34,585	37,178	33,670	36,152	38,044
Financial assets available-for-sale	31,013	34,670	23,722	25,926	27,032	28,815
Central banks and credit institutions **	35,121	35,811	36,788	35,523	39,060	49,887
Tangible and intangible assets	4,116	4,056	3,416	3,522	3,549	3,869
Other assets	33,893	30,279	33,672	36,106	35,205	37,107
Total assets/liabilities & shareholders' equity	285,594	284,495	264,369	267,885	272,829	299,596
Customer deposits **	135,772	133,402	118,044	122,413	125,348	134,898
Debt securities issued **	41,321	43,574	38,027	39,527	39,319	45,148
Liabilities under insurance contracts	1	1	1	1	1	1
Central banks and credit institutions **	38,413	41,756	42,517	42,393	41,879	42,333
Other liabilities	47,835	43,404	45,884	43,872	44,863	53,825
Stockholders’ equity ***	22,251	22,358	19,896	19,678	21,418	23,391
Other managed and marketed customer funds	70,073	71,585	62,030	65,690	68,191	76,722
Mutual funds	64,919	66,315	57,561	61,096	63,275	70,759
Pension funds	—	—	—	—	—	—
Managed portfolios	5,153	5,270	4,470	4,594	4,916	5,964
Managed and marketed customer funds	247,166	248,561	218,102	227,631	232,858	256,768

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.64	4.74	4.65	4.96	4.88	4.98
Coverage ratio	83.6	84.4	85.4	79.0	79.7	81.4
Cost of credit	3.53	3.39	3.33	3.36	3.39	3.41

Latin America

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	6,184	5,789	395	6.8
Net fee income	2,082	1,818	263	14.5
Gains (losses) on financial transactions	363	269	94	35.1
Other operating income *	18	23	(5)	(23.6)
Gross income	8,647	7,899	747	9.5
Operating expenses	(3,570)	(3,266)	(304)	9.3
General administrative expenses	(3,251)	(2,973)	(278)	9.3
Personnel	(1,806)	(1,624)	(182)	11.2
Other general administrative expenses	(1,444)	(1,349)	(96)	7.1
Depreciation and amortisation	(320)	(293)	(27)	9.1
Net operating income	5,076	4,634	443	9.6
Net loan-loss provisions	(2,253)	(1,984)	(270)	13.6
Other income	(405)	(380)	(26)	6.7
Profit before taxes	2,418	2,270	148	6.5
Tax on profit	(621)	(617)	(5)	0.7
Profit from continuing operations	1,796	1,653	143	8.6
Net profit from discontinued operations	0	—	0	—
Consolidated profit	1,796	1,653	143	8.7
Minority interests	290	271	19	7.0
Attributable profit to the Group	1,506	1,382	124	9.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	141,873	134,503	7,370	5.5
Financial assets held for trading (w/o loans)	38,044	31,523	6,521	20.7
Financial assets available-for-sale	28,815	32,487	(3,672)	(11.3)
Central banks and credit institutions **	49,887	33,736	16,151	47.9
Tangible and intangible assets	3,869	3,684	186	5.0
Other assets	37,107	27,779	9,328	33.6
Total assets/liabilities & shareholders’ equity	299,596	263,711	35,884	13.6
Customer deposits **	134,898	122,457	12,441	10.2
Debt securities issued **	45,148	41,435	3,712	9.0
Liabilities under insurance contracts	1	1	0	4.6
Central banks and credit institutions **	42,333	39,240	3,093	7.9
Other liabilities	53,825	40,001	13,823	34.6
Stockholders' equity ***	23,391	20,576	2,815	13.7
Other managed and marketed customer funds	76,722	67,272	9,450	14.0
Mutual funds	70,759	62,171	8,587	13.8
Pension funds	—	—	—	—
Managed portfolios	5,964	5,101	862	16.9
Managed and marketed customer funds	256,768	231,165	25,603	11.1

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Latin America

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	2,818	2,972	3,074	3,156	3,114	3,070
Net fee income	887	931	970	1,024	983	1,099
Gains (losses) on financial transactions	137	131	112	51	141	222
Other operating income *	(0)	23	22	(5)	(6)	24
Gross income	3,842	4,057	4,179	4,226	4,232	4,414
Operating expenses	(1,614)	(1,652)	(1,719)	(1,836)	(1,772)	(1,798)
General administrative expenses	(1,470)	(1,503)	(1,575)	(1,688)	(1,617)	(1,633)
Personnel	(791)	(833)	(869)	(930)	(887)	(920)
Other general administrative expenses	(679)	(670)	(706)	(759)	(731)	(713)
Depreciation and amortisation	(144)	(149)	(144)	(148)	(155)	(165)
Net operating income	2,228	2,406	2,460	2,390	2,460	2,617
Net loan-loss provisions	(969)	(1,014)	(1,148)	(1,232)	(1,134)	(1,120)
Other income	(157)	(223)	(245)	(164)	(196)	(209)
Profit before taxes	1,102	1,168	1,067	993	1,130	1,288
Tax on profit	(315)	(302)	(209)	(219)	(274)	(347)
Profit from continuing operations	787	866	858	775	856	941
Net profit from discontinued operations	—	—	—	—	—	0
Consolidated profit	787	866	858	775	856	941
Minority interests	121	150	147	118	139	151
Attributable profit to the Group	666	716	710	657	717	790

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	132,745	134,503	141,190	143,424	140,715	141,873
Financial assets held for trading (w/o loans)	30,670	31,523	39,563	35,073	37,664	38,044
Financial assets available-for-sale	28,794	32,487	26,830	28,556	29,253	28,815
Central banks and credit institutions **	32,575	33,736	42,655	40,604	42,914	49,887
Tangible and intangible assets	3,688	3,684	3,738	3,897	3,894	3,869
Other assets	30,289	27,779	37,392	39,361	38,126	37,107
Total assets/liabilities & shareholders' equity	258,760	263,711	291,367	290,916	292,566	299,596
Customer deposits **	121,426	122,457	127,835	131,349	133,942	134,898
Debt securities issued **	38,738	41,435	44,298	44,670	43,193	45,148
Liabilities under insurance contracts	1	1	1	2	1	1
Central banks and credit institutions **	35,147	39,240	47,649	45,924	44,764	42,333
Other liabilities	43,388	40,001	49,884	47,698	47,561	53,825
Stockholders’ equity ***	20,060	20,576	21,701	21,272	23,106	23,391
Other managed and marketed customer funds	64,968	67,272	71,448	74,091	75,002	76,722
Mutual funds	60,067	62,171	66,207	68,867	69,584	70,759
Pension funds	—	—	—	—	—	—
Managed portfolios	4,901	5,101	5,241	5,224	5,417	5,964
Managed and marketed customer funds	225,132	231,165	243,581	250,111	252,137	256,768

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Latin America. Results

€ million

	Gross income			Net operating income			Attributable profit to the Group
	1H ’16	1H ’15	Var. (%)	1H ’16	1H ’15	Var. (%)	1H ’16	1H ’15	Var. (%)
Brazil	5,083	5,987	(15.1)	3,091	3,650	(15.3)	788	929	(15.2)
Mexico	1,578	1,672	(5.6)	939	964	(2.6)	289	313	(7.7)
Chile	1,133	1,186	(4.5)	661	685	(3.6)	248	253	(2.1)
Argentina	644	756	(14.9)	280	334	(16.3)	150	173	(13.3)
Uruguay	164	151	8.5	80	64	25.6	42	33	28.1
Peru	36	37	(3.6)	25	26	(2.9)	17	15	12.4
Colombia	8	7	11.8	2	2	6.4	(20)	1	—
Rest	1	1	10.2	(1)	(1)	(20.6)	(7)	(1)	582.1
Total	8,647	9,798	(11.8)	5,076	5,724	(11.3)	1,506	1,716	(12.2)

Latin America. Results

€ million (currency-neutral basis)

	Gross income			Net operating income			Attributable profit to the Group
	1H ’16	1H ’15	Var. (%)	1H ’16	1H ’15	Var. (%)	1H ’16	1H ’15	Var. (%)
Brazil	5,083	4,802	5.9	3,091	2,927	5.6	788	745	5.7
Mexico	1,578	1,400	12.7	939	807	16.3	289	262	10.2
Chile	1,133	1,068	6.0	661	617	7.0	248	228	8.7
Argentina	644	466	38.3	280	206	36.0	150	107	40.9
Uruguay	164	123	32.9	80	52	53.9	42	27	56.9
Peru	36	34	5.2	25	24	6.0	17	14	22.8
Colombia	8	6	40.3	2	2	33.6	(20)	1	—
Rest	1	0	11.8	(1)	(1)	(20.2)	(7)	(1)	588.1
Total	8,647	7,899	9.5	5,076	4,634	9.6	1,506	1,382	9.0

Brazil

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	3,671	4,441	(770)	(17.3)
Net fee income	1,277	1,390	(113)	(8.1)
Gains (losses) on financial transactions	99	90	9	10.2
Other operating income *	36	67	(30)	(45.2)
Gross income	5,083	5,987	(904)	(15.1)
Operating expenses	(1,993)	(2,337)	344	(14.7)
General administrative expenses	(1,799)	(2,103)	304	(14.4)
Personnel	(996)	(1,146)	150	(13.1)
Other general administrative expenses	(803)	(957)	154	(16.1)
Depreciation and amortisation	(194)	(234)	41	(17.3)
Net operating income	3,091	3,650	(560)	(15.3)
Net loan-loss provisions	(1,473)	(1,654)	182	(11.0)
Other income	(370)	(472)	102	(21.6)
Profit before taxes	1,248	1,524	(276)	(18.1)
Tax on profit	(368)	(483)	115	(23.8)
Profit from continuing operations	880	1,041	(161)	(15.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	880	1,041	(161)	(15.4)
Minority interests	92	111	(19)	(17.2)
Attributable profit to the Group	788	929	(142)	(15.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	68,034	72,083	(4,048)	(5.6)
Financial assets held for trading (w/o loans)	19,478	15,822	3,656	23.1
Financial assets available-for-sale	17,685	26,054	(8,370)	(32.1)
Central banks and credit institutions **	36,362	26,322	10,040	38.1
Tangible and intangible assets	2,647	2,672	(25)	(0.9)
Other assets	21,869	15,551	6,318	40.6
Total assets/liabilities & shareholders’ equity	166,074	158,503	7,571	4.8
Customer deposits **	68,672	67,207	1,465	2.2
Debt securities issued **	31,200	29,143	2,057	7.1
Liabilities under insurance contracts	1	1	0	1.1
Central banks and credit institutions **	22,141	25,887	(3,746)	(14.5)
Other liabilities	29,631	23,590	6,041	25.6
Stockholders’ equity ***	14,428	12,674	1,753	13.8
Other managed and marketed customer funds	55,908	49,878	6,030	12.1
Mutual funds	52,385	46,614	5,771	12.4
Pension funds	—	—	—	—
Managed portfolios	3,522	3,264	258	7.9
Managed and marketed customer funds	155,780	146,228	9,552	6.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	13.71	14.88	(1.17 p. )
Efficiency ratio (with amortisations)	39.2	39.0	0.17 p.
NPL ratio	6.11	5.13	0.98 p.
Coverage ratio	85.3	95.9	(10.60 p. )
Number of employees	48,366	48,645	(279)	(0.6)
Number of branches	3,441	3,436	5	0.1

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	2,254	2,186	1,976	1,903	1,793	1,878
Net fee income	707	683	622	631	573	704
Gains (losses) on financial transactions	24	66	6	(54)	3	97
Other operating income *	21	46	53	16	13	23
Gross income	3,007	2,981	2,656	2,497	2,381	2,703
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)	(1,046)
General administrative expenses	(1,068)	(1,034)	(960)	(978)	(857)	(942)
Personnel	(574)	(571)	(525)	(535)	(473)	(523)
Other general administrative expenses	(494)	(463)	(435)	(444)	(384)	(418)
Depreciation and amortisation	(118)	(116)	(96)	(81)	(90)	(104)
Net operating income	1,820	1,830	1,600	1,438	1,434	1,657
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)	(753)
Other income	(209)	(263)	(255)	(151)	(177)	(193)
Profit before taxes	785	739	533	457	536	711
Tax on profit	(253)	(230)	(99)	(107)	(137)	(231)
Profit from continuing operations	532	509	434	350	399	481
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	532	509	434	350	399	481
Minority interests	55	56	49	33	41	51
Attributable profit to the Group	477	452	385	317	359	429

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	72,492	72,083	58,227	60,238	60,470	68,034
Financial assets held for trading (w/o loans)	14,720	15,822	14,836	13,360	15,620	19,478
Financial assets available-for-sale	23,071	26,054	15,086	15,814	16,072	17,685
Central banks and credit institutions **	23,937	26,322	25,576	26,692	27,182	36,362
Tangible and intangible assets	2,683	2,672	2,129	2,280	2,368	2,647
Other assets	17,036	15,551	19,127	20,150	20,402	21,869
Total assets/liabilities & shareholders’ equity	153,938	158,503	134,982	138,534	142,114	166,074
Customer deposits **	65,221	67,207	54,847	56,636	59,737	68,672
Debt securities issued **	27,068	29,143	25,031	26,171	26,468	31,200
Liabilities under insurance contracts	1	1	1	1	1	1
Central banks and credit institutions **	22,329	25,887	23,247	21,600	21,478	22,141
Other liabilities	27,084	23,590	21,795	24,085	22,363	29,631
Stockholders’ equity ***	12,236	12,674	10,061	10,040	12,066	14,428
Other managed and marketed customer funds	47,664	49,878	41,753	45,607	48,621	55,908
Mutual funds	44,589	46,614	39,129	42,961	45,689	52,385
Pension funds	—	—	—	—	—	—
Managed portfolios	3,075	3,264	2,625	2,646	2,932	3,522
Managed and marketed customer funds	139,953	146,228	121,631	128,414	134,826	155,780

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.90	5.13	5.30	5.98	5.93	6.11
Coverage ratio	95.2	95.9	96.0	83.7	83.7	85.3
Cost of credit	4.63	4.45	4.40	4.50	4.63	4.71

Brazil

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	3,671	3,561	109	3.1
Net fee income	1,277	1,115	162	14.5
Gains (losses) on financial transactions	99	72	27	37.5
Other operating income *	36	53	(17)	(31.7)
Gross income	5,083	4,802	282	5.9
Operating expenses	(1,993)	(1,874)	(118)	6.3
General administrative expenses	(1,799)	(1,686)	(113)	6.7
Personnel	(996)	(919)	(77)	8.4
Other general administrative expenses	(803)	(767)	(35)	4.6
Depreciation and amortisation	(194)	(188)	(6)	3.1
Net operating income	3,091	2,927	163	5.6
Net loan-loss provisions	(1,473)	(1,327)	(146)	11.0
Other income	(370)	(379)	9	(2.3)
Profit before taxes	1,248	1,222	26	2.1
Tax on profit	(368)	(387)	19	(5.0)
Profit from continuing operations	880	835	45	5.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	880	835	45	5.4
Minority interests	92	89	3	3.2
Attributable profit to the Group	788	745	42	5.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	68,034	69,675	(1,641)	(2.4)
Financial assets held for trading (w/o loans)	19,478	15,293	4,185	27.4
Financial assets available-for-sale	17,685	25,184	(7,500)	(29.8)
Central banks and credit institutions **	36,362	25,443	10,919	42.9
Tangible and intangible assets	2,647	2,583	65	2.5
Other assets	21,869	15,032	6,837	45.5
Total assets/liabilities & shareholders’ equity	166,074	153,209	12,865	8.4
Customer deposits **	68,672	64,963	3,710	5.7
Debt securities issued **	31,200	28,169	3,031	10.8
Liabilities under insurance contracts	1	1	0	4.6
Central banks and credit institutions **	22,141	25,023	(2,881)	(11.5)
Other liabilities	29,631	22,802	6,829	29.9
Stockholders’ equity ***	14,428	12,251	2,177	17.8
Other managed and marketed customer funds	55,908	48,212	7,696	16.0
Mutual funds	52,385	45,057	7,328	16.3
Pension funds	—	—	—	—
Managed portfolios	3,522	3,155	367	11.6
Managed and marketed customer funds	155,780	141,344	14,436	10.2

(**).- Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Brazil

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,760	1,801	1,871	1,931	1,870	1,801
Net fee income	552	563	589	636	597	680
Gains (losses) on financial transactions	19	53	9	(44)	3	97
Other operating income *	16	37	47	19	14	23
Gross income	2,347	2,455	2,516	2,542	2,483	2,600
Operating expenses	(926)	(948)	(998)	(1,067)	(988)	(1,005)
General administrative expenses	(834)	(852)	(906)	(983)	(894)	(905)
Personnel	(448)	(470)	(495)	(537)	(493)	(503)
Other general administrative expenses	(385)	(382)	(411)	(446)	(401)	(402)
Depreciation and amortisation	(92)	(96)	(92)	(84)	(94)	(100)
Net operating income	1,421	1,507	1,518	1,474	1,496	1,595
Net loan-loss provisions	(645)	(682)	(762)	(829)	(751)	(722)
Other income	(163)	(216)	(237)	(162)	(185)	(185)
Profit before taxes	613	609	519	483	559	688
Tax on profit	(197)	(190)	(106)	(117)	(143)	(225)
Profit from continuing operations	415	419	414	366	417	463
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	415	419	414	366	417	463
Minority interests	43	46	46	36	43	49
Attributable profit to the Group	372	373	368	331	374	414

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	70,594	69,675	72,680	72,352	69,357	68,034
Financial assets held for trading (w/o loans)	14,335	15,293	18,519	16,047	17,916	19,478
Financial assets available-for-sale	22,466	25,184	18,831	18,994	18,434	17,685
Central banks and credit institutions **	23,310	25,443	31,924	32,060	31,177	36,362
Tangible and intangible assets	2,613	2,583	2,657	2,739	2,716	2,647
Other assets	16,590	15,032	23,875	24,202	23,400	21,869
Total assets/liabilities & shareholders’ equity	149,907	153,209	168,484	166,393	163,000	166,074
Customer deposits **	63,513	64,963	68,460	68,025	68,517	68,672
Debt securities issued **	26,359	28,169	31,244	31,434	30,358	31,200
Liabilities under insurance contracts	1	1	1	2	1	1
Central banks and credit institutions **	21,744	25,023	29,018	25,944	24,635	22,141
Other liabilities	26,375	22,802	27,205	28,929	25,650	29,631
Stockholders’ equity ***	11,915	12,251	12,558	12,059	13,839	14,428
Other managed and marketed customer funds	46,416	48,212	52,117	54,779	55,767	55,908
Mutual funds	43,422	45,057	48,841	51,601	52,404	52,385
Pension funds	—	—	—	—	—	—
Managed portfolios	2,995	3,155	3,276	3,178	3,363	3,522
Managed and marketed customer funds	136,288	141,344	151,820	154,238	154,642	155,780

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Brazil

R$ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	15,118	14,667	451	3.1
Net fee income	5,259	4,591	668	14.5
Gains (losses) on financial transactions	409	297	111	37.5
Other operating income *	150	220	(70)	(31.7)
Gross income	20,936	19,775	1,160	5.9
Operating expenses	(8,207)	(7,719)	(488)	6.3
General administrative expenses	(7,409)	(6,945)	(464)	6.7
Personnel	(4,102)	(3,784)	(318)	8.4
Other general administrative expenses	(3,306)	(3,161)	(146)	4.6
Depreciation and amortisation	(798)	(774)	(24)	3.1
Net operating income	12,729	12,056	673	5.6
Net loan-loss provisions	(6,066)	(5,464)	(601)	11.0
Other income	(1,524)	(1,560)	35	(2.3)
Profit before taxes	5,139	5,032	107	2.1
Tax on profit	(1,515)	(1,595)	80	(5.0)
Profit from continuing operations	3,624	3,437	187	5.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,624	3,437	187	5.4
Minority interests	379	367	12	3.2
Attributable profit to the Group	3,245	3,070	175	5.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	244,229	250,119	(5,890)	(2.4)
Financial assets held for trading (w/o loans)	69,921	54,899	15,022	27.4
Financial assets available-for-sale	63,484	90,406	(26,922)	(29.8)
Central banks and credit institutions **	130,531	91,334	39,197	42.9
Tangible and intangible assets	9,503	9,271	232	2.5
Other assets	78,504	53,960	24,544	45.5
Total assets/liabilities & shareholders’ equity	596,171	549,990	46,182	8.4
Customer deposits **	246,520	233,203	13,316	5.7
Debt securities issued **	112,002	101,122	10,880	10.8
Liabilities under insurance contracts	4	4	0	4.6
Central banks and credit institutions **	79,483	89,827	(10,344)	(11.5)
Other liabilities	106,370	81,855	24,515	29.9
Stockholders’ equity ***	51,792	43,979	7,814	17.8
Other managed and marketed customer funds	200,697	173,071	27,625	16.0
Mutual funds	188,052	161,745	26,307	16.3
Pension funds	—	—	—	—
Managed portfolios	12,645	11,326	1,318	11.6
Managed and marketed customer funds	559,218	507,397	51,822	10.2

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	7,248	7,419	7,705	7,952	7,701	7,417
Net fee income	2,275	2,317	2,424	2,619	2,460	2,799
Gains (losses) on financial transactions	77	220	37	(181)	11	398
Other operating income *	67	153	195	79	56	94
Gross income	9,666	10,109	10,362	10,468	10,227	10,708
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)	(4,138)
General administrative expenses	(3,434)	(3,511)	(3,732)	(4,050)	(3,682)	(3,727)
Personnel	(1,847)	(1,937)	(2,040)	(2,213)	(2,030)	(2,072)
Other general administrative expenses	(1,587)	(1,573)	(1,692)	(1,837)	(1,651)	(1,655)
Depreciation and amortisation	(381)	(394)	(378)	(347)	(387)	(411)
Net operating income	5,851	6,205	6,251	6,072	6,159	6,570
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)	(2,972)
Other income	(672)	(888)	(975)	(667)	(762)	(763)
Profit before taxes	2,523	2,509	2,139	1,990	2,304	2,835
Tax on profit	(812)	(783)	(435)	(481)	(589)	(926)
Profit from continuing operations	1,711	1,726	1,704	1,509	1,716	1,908
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,711	1,726	1,704	1,509	1,716	1,908
Minority interests	177	191	190	147	175	204
Attributable profit to the Group	1,534	1,536	1,514	1,362	1,540	1,704

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	253,417	250,119	260,905	259,729	248,979	244,229
Financial assets held for trading (w/o loans)	51,459	54,899	66,478	57,604	64,314	69,921
Financial assets available-for-sale	80,650	90,406	67,598	68,184	66,174	63,484
Central banks and credit institutions **	83,678	91,334	114,600	115,089	111,920	130,531
Tangible and intangible assets	9,380	9,271	9,538	9,831	9,749	9,503
Other assets	59,554	53,960	85,705	86,879	84,002	78,504
Total assets/liabilities & shareholders’ equity	538,138	549,990	604,826	597,316	585,139	596,171
Customer deposits **	227,998	233,203	245,756	244,196	245,962	246,520
Debt securities issued **	94,625	101,122	112,158	112,843	108,979	112,002
Liabilities under insurance contracts	3	4	4	5	4	4
Central banks and credit institutions **	78,056	89,827	104,167	93,134	88,435	79,483
Other liabilities	94,682	81,855	97,659	103,848	92,079	106,370
Stockholders’ equity ***	42,774	43,979	45,081	43,290	49,679	51,792
Other managed and marketed customer funds	166,625	173,071	187,089	196,645	200,192	200,697
Mutual funds	155,875	161,745	175,328	185,236	188,119	188,052
Pension funds	—	—	—	—	—	—
Managed portfolios	10,750	11,326	11,761	11,408	12,072	12,645
Managed and marketed customer funds	489,248	507,397	545,003	553,684	555,133	559,218

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,173	1,217	(45)	(3.7)
Net fee income	363	407	(44)	(10.9)
Gains (losses) on financial transactions	57	76	(19)	(24.7)
Other operating income *	(15)	(28)	14	(48.5)
Gross income	1,578	1,672	(94)	(5.6)
Operating expenses	(639)	(708)	69	(9.7)
General administrative expenses	(581)	(647)	65	(10.1)
Personnel	(311)	(341)	30	(8.7)
Other general administrative expenses	(270)	(306)	36	(11.7)
Depreciation and amortisation	(58)	(62)	4	(5.9)
Net operating income	939	964	(25)	(2.6)
Net loan-loss provisions	(435)	(435)	(0)	0.0
Other income	(18)	6	(23)	—
Profit before taxes	486	535	(48)	(9.1)
Tax on profit	(107)	(121)	14	(11.4)
Profit from continuing operations	379	414	(35)	(8.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	379	414	(35)	(8.4)
Minority interests	91	101	(11)	(10.6)
Attributable profit to the Group	289	313	(24)	(7.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	28,215	28,609	(394)	(1.4)
Financial assets held for trading (w/o loans)	15,128	15,391	(263)	(1.7)
Financial assets available-for-sale	6,739	3,986	2,753	69.1
Central banks and credit institutions **	8,102	5,338	2,764	51.8
Tangible and intangible assets	364	460	(96)	(20.9)
Other assets	6,080	7,529	(1,449)	(19.2)
Total assets/liabilities & shareholders’ equity	64,628	61,312	3,316	5.4
Customer deposits **	27,497	28,747	(1,250)	(4.3)
Debt securities issued **	5,410	5,901	(491)	(8.3)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	10,159	8,473	1,685	19.9
Other liabilities	17,345	13,329	4,016	30.1
Stockholders’ equity ***	4,218	4,862	(644)	(13.2)
Other managed and marketed customer funds	11,359	12,557	(1,198)	(9.5)
Mutual funds	11,359	12,557	(1,198)	(9.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,266	47,205	(2,939)	(6.2)

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	13.61	13.28	0.34 p.
Efficiency ratio (with amortisations)	40.5	42.4	(1.85 p.	)
NPL ratio	3.01	3.81	(0.80 p.	)
Coverage ratio	102.3	87.5	14.80 p.
Number of employees	17,703	17,339	364		2.1
Number of branches	1,389	1,356	33		2.4

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	597	621	600	633	594	579
Net fee income	194	213	194	199	173	190
Gains (losses) on financial transactions	43	33	26	36	34	23
Other operating income *	(15)	(14)	(26)	(18)	(9)	(5)
Gross income	819	854	794	850	792	786
Operating expenses	(355)	(353)	(327)	(334)	(322)	(317)
General administrative expenses	(325)	(322)	(301)	(309)	(293)	(289)
Personnel	(168)	(173)	(163)	(158)	(152)	(159)
Other general administrative expenses	(157)	(148)	(138)	(151)	(140)	(130)
Depreciation and amortisation	(30)	(32)	(26)	(25)	(29)	(29)
Net operating income	463	501	467	516	470	469
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)	(214)
Other income	8	(2)	1	(10)	(6)	(11)
Profit before taxes	260	274	241	291	243	244
Tax on profit	(59)	(61)	(48)	(67)	(55)	(52)
Profit from continuing operations	201	213	193	224	187	192
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	201	213	193	224	187	192
Minority interests	48	53	50	51	45	46
Attributable profit to the Group	153	160	143	173	143	146
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	29,112	28,609	28,198	30,158	28,702	28,215
Financial assets held for trading (w/o loans)	16,677	15,391	18,448	16,949	17,505	15,128
Financial assets available-for-sale	4,065	3,986	4,939	5,972	5,632	6,739
Central banks and credit institutions **	6,099	5,338	6,760	4,717	6,193	8,102
Tangible and intangible assets	493	460	363	396	380	364
Other assets	8,671	7,529	6,700	6,535	7,223	6,080
Total assets/liabilities & shareholders’ equity	65,118	61,312	65,408	64,728	65,636	64,628
Customer deposits **	30,965	28,747	26,540	28,274	28,214	27,497
Debt securities issued **	5,694	5,901	5,228	5,783	5,452	5,410
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	9,988	8,473	11,794	12,884	11,516	10,159
Other liabilities	13,608	13,329	16,801	12,829	15,820	17,345
Stockholders’ equity ***	4,863	4,862	5,045	4,957	4,634	4,218
Other managed and marketed customer funds	13,222	12,557	11,631	11,477	11,628	11,359
Mutual funds	13,222	12,557	11,631	11,477	11,628	11,359
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	49,881	47,205	43,399	45,535	45,294	44,266

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	3.71	3.81	3.54	3.38	3.06	3.01
Coverage ratio	88.4	87.5	93.0	90.6	97.5	102.3
Cost of credit	2.92	2.89	2.87	2.91	2.95	2.96

Mexico

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,173	1,020	153	15.0
Net fee income	363	341	22	6.4
Gains (losses) on financial transactions	57	64	(6)	(10.1)
Other operating income *	(15)	(24)	9	(38.5)
Gross income	1,578	1,400	178	12.7
Operating expenses	(639)	(593)	(46)	7.8
General administrative expenses	(581)	(541)	(40)	7.3
Personnel	(311)	(286)	(26)	9.1
Other general administrative expenses	(270)	(256)	(14)	5.4
Depreciation and amortisation	(58)	(52)	(6)	12.4
Net operating income	939	807	132	16.3
Net loan-loss provisions	(435)	(364)	(71)	19.5
Other income	(18)	5	(22)	—
Profit before taxes	486	448	38	8.6
Tax on profit	(107)	(101)	(6)	5.9
Profit from continuing operations	379	347	33	9.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	379	347	33	9.4
Minority interests	91	85	6	6.8
Attributable profit to the Group	289	262	27	10.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	28,215	24,309	3,906	16.1
Financial assets held for trading (w/o loans)	15,128	13,077	2,050	15.7
Financial assets available-for-sale	6,739	3,387	3,352	99.0
Central banks and credit institutions **	8,102	4,535	3,567	78.6
Tangible and intangible assets	364	391	(27)	(6.9)
Other assets	6,080	6,397	(317)	(5.0)
Total assets/liabilities & shareholders’ equity	64,628	52,097	12,531	24.1
Customer deposits **	27,497	24,426	3,071	12.6
Debt securities issued **	5,410	5,014	396	7.9
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	10,159	7,200	2,959	41.1
Other liabilities	17,345	11,325	6,019	53.1
Stockholders’ equity ***	4,218	4,131	87	2.1
Other managed and marketed customer funds	11,359	10,670	689	6.5
Mutual funds	11,359	10,670	689	6.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	44,266	40,110	4,156	10.4

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	498	521	543	575	586	587
Net fee income	162	179	176	181	171	192
Gains (losses) on financial transactions	36	28	24	33	34	24
Other operating income *	(12)	(12)	(23)	(16)	(9)	(5)
Gross income	683	717	720	772	781	797
Operating expenses	(296)	(297)	(297)	(304)	(318)	(322)
General administrative expenses	(271)	(270)	(273)	(281)	(289)	(293)
Personnel	(140)	(146)	(147)	(144)	(150)	(161)
Other general administrative expenses	(131)	(125)	(126)	(137)	(138)	(132)
Depreciation and amortisation	(25)	(26)	(24)	(23)	(29)	(29)
Net operating income	387	420	423	467	464	475
Net loan-loss provisions	(176)	(188)	(205)	(195)	(218)	(217)
Other income	6	(2)	1	(9)	(6)	(12)
Profit before taxes	217	230	219	263	239	247
Tax on profit	(50)	(52)	(44)	(61)	(54)	(53)
Profit from continuing operations	168	179	175	202	185	194
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	168	179	175	202	185	194
Minority interests	40	45	45	46	44	47
Attributable profit to the Group	128	134	130	157	141	148

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	23,296	24,309	25,932	27,644	27,250	28,215
Financial assets held for trading (w/o loans)	13,345	13,077	16,966	15,536	16,619	15,128
Financial assets available-for-sale	3,253	3,387	4,542	5,474	5,347	6,739
Central banks and credit institutions **	4,881	4,535	6,217	4,324	5,880	8,102
Tangible and intangible assets	395	391	334	363	361	364
Other assets	6,939	6,397	6,162	5,990	6,857	6,080
Total assets/liabilities & shareholders’ equity	52,109	52,097	60,153	59,332	62,314	64,628
Customer deposits **	24,779	24,426	24,408	25,917	26,786	27,497
Debt securities issued **	4,557	5,014	4,808	5,301	5,176	5,410
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	7,993	7,200	10,846	11,810	10,933	10,159
Other liabilities	10,889	11,325	15,451	11,759	15,019	17,345
Stockholders’ equity ***	3,891	4,131	4,640	4,544	4,400	4,218
Other managed and marketed customer funds	10,581	10,670	10,697	10,520	11,040	11,359
Mutual funds	10,581	10,670	10,697	10,520	11,040	11,359
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	39,916	40,110	39,912	41,739	43,001	44,266

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico
Million pesos
			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	23,631	20,545	3,087	15.0
Net fee income	7,311	6,872	440	6.4
Gains (losses) on financial transactions	1,153	1,283	(129)	(10.1)
Other operating income *	(296)	(481)	185	(38.5)
Gross income	31,800	28,218	3,582	12.7
Operating expenses	(12,881)	(11,951)	(930)	7.8
General administrative expenses	(11,713)	(10,911)	(801)	7.3
Personnel	(6,275)	(5,753)	(522)	9.1
Other general administrative expenses	(5,437)	(5,158)	(280)	5.4
Depreciation and amortisation	(1,168)	(1,040)	(129)	12.4
Net operating income	18,919	16,267	2,652	16.3
Net loan-loss provisions	(8,763)	(7,336)	(1,427)	19.5
Other income	(356)	93	(449)	—
Profit before taxes	9,800	9,025	775	8.6
Tax on profit	(2,157)	(2,038)	(119)	5.9
Profit from continuing operations	7,643	6,987	656	9.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	7,643	6,987	656	9.4
Minority interests	1,825	1,709	116	6.8
Attributable profit to the Group	5,818	5,278	540	10.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	582,206	501,609	80,597	16.1
Financial assets held for trading (w/o loans)	312,155	269,846	42,309	15.7
Financial assets available-for-sale	139,062	69,887	69,175	99.0
Central banks and credit institutions **	167,180	93,585	73,594	78.6
Tangible and intangible assets	7,518	8,071	(554)	(6.9)
Other assets	125,458	132,002	(6,543)	(5.0)
Total assets/liabilities & shareholders’ equity	1,333,578	1,075,000	258,579	24.1
Customer deposits **	567,398	504,032	63,367	12.6
Debt securities issued **	111,627	103,464	8,163	7.9
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	209,625	148,567	61,058	41.1
Other liabilities	357,899	233,697	124,202	53.1
Stockholders’ equity ***	87,029	85,240	1,789	2.1
Other managed and marketed customer funds	234,392	220,166	14,226	6.5
Mutual funds	234,392	220,166	14,226	6.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	913,417	827,662	85,756	10.4

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	10,041	10,504	10,939	11,578	11,808	11,823
Net fee income	3,259	3,613	3,541	3,642	3,445	3,867
Gains (losses) on financial transactions	718	564	487	657	679	474
Other operating income *	(249)	(232)	(463)	(329)	(186)	(110)
Gross income	13,769	14,450	14,503	15,547	15,745	16,054
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)	(6,479)
General administrative expenses	(5,467)	(5,444)	(5,501)	(5,664)	(5,817)	(5,896)
Personnel	(2,819)	(2,934)	(2,969)	(2,907)	(3,030)	(3,246)
Other general administrative expenses	(2,648)	(2,510)	(2,533)	(2,757)	(2,787)	(2,650)
Depreciation and amortisation	(506)	(533)	(476)	(467)	(586)	(583)
Net operating income	7,795	8,472	8,526	9,416	9,343	9,576
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)	(4,364)
Other income	130	(36)	17	(174)	(123)	(233)
Profit before taxes	4,380	4,644	4,412	5,302	4,821	4,979
Tax on profit	(999)	(1,039)	(882)	(1,223)	(1,097)	(1,060)
Profit from continuing operations	3,381	3,606	3,530	4,080	3,724	3,919
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,381	3,606	3,530	4,080	3,724	3,919
Minority interests	807	902	917	925	886	939
Attributable profit to the Group	2,574	2,704	2,613	3,155	2,839	2,979
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	480,702	501,609	535,103	570,433	562,286	582,206
Financial assets held for trading (w/o loans)	275,379	269,846	350,088	320,576	342,933	312,155
Financial assets available-for-sale	67,130	69,887	93,721	112,964	110,338	139,062
Central banks and credit institutions **	100,717	93,585	128,292	89,225	121,327	167,180
Tangible and intangible assets	8,147	8,071	6,886	7,488	7,442	7,518
Other assets	143,174	132,002	127,145	123,603	141,501	125,458
Total assets/liabilities & shareholders’ equity	1,075,250	1,075,000	1,241,236	1,224,289	1,285,828	1,333,578
Customer deposits **	511,307	504,032	503,652	534,796	552,715	567,398
Debt securities issued **	94,023	103,464	99,205	109,387	106,804	111,627
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	164,927	148,567	223,811	243,694	225,602	209,625
Other liabilities	224,700	233,697	318,821	242,651	309,920	357,899
Stockholders’ equity ***	80,293	85,240	95,747	93,761	90,787	87,029
Other managed and marketed customer funds	218,327	220,166	220,719	217,086	227,797	234,392
Mutual funds	218,327	220,166	220,719	217,086	227,797	234,392
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	823,657	827,662	823,577	861,269	887,316	913,417

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	870	896	(25)	(2.8)
Net fee income	172	182	(10)	(5.4)
Gains (losses) on financial transactions	90	100	(10)	(10.4)
Other operating income *	0	8	(8)	(97.0)
Gross income	1,133	1,186	(53)	(4.5)
Operating expenses	(472)	(501)	29	(5.7)
General administrative expenses	(431)	(463)	32	(6.9)
Personnel	(267)	(277)	10	(3.5)
Other general administrative expenses	(164)	(186)	22	(11.8)
Depreciation and amortisation	(41)	(38)	(3)	8.7
Net operating income	661	685	(25)	(3.6)
Net loan-loss provisions	(237)	(258)	21	(8.2)
Other income	1	3	(2)	(71.8)
Profit before taxes	425	431	(6)	(1.4)
Tax on profit	(71)	(71)	0	(0.6)
Profit from continuing operations	354	360	(6)	(1.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	354	360	(6)	(1.6)
Minority interests	106	107	(1)	(0.5)
Attributable profit to the Group	248	253	(5)	(2.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	35,322	33,733	1,589	4.7
Financial assets held for trading (w/o loans)	3,217	2,918	299	10.2
Financial assets available-for-sale	3,273	2,831	443	15.6
Central banks and credit institutions **	3,469	2,711	758	27.9
Tangible and intangible assets	373	371	1	0.4
Other assets	4,387	3,930	456	11.6
Total assets/liabilities & shareholders’ equity	50,041	46,495	3,546	7.6
Customer deposits **	25,636	24,203	1,433	5.9
Debt securities issued **	8,419	8,464	(45)	(0.5)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	7,305	5,801	1,503	25.9
Other liabilities	5,693	5,128	565	11.0
Stockholders’ equity ***	2,988	2,898	89	3.1
Other managed and marketed customer funds	8,044	7,792	252	3.2
Mutual funds	5,603	5,786	(183)	(3.2)
Pension funds	—	—	—	—
Managed portfolios	2,441	2,006	435	21.7
Managed and marketed customer funds	42,099	40,459	1,640	4.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	17.19	16.94	0.25 p.
Efficiency ratio (with amortisations)	41.7	42.2	(0.53 p.	)
NPL ratio	5.28	5.73	(0.45 p.	)
Coverage ratio	55.5	51.6	3.90 p.
Number of employees	12,307	12,309	(2)		(0.0)
Number of branches	469	479	(10)		(2.1)

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	398	498	460	435	421	449
Net fee income	87	96	93	84	88	85
Gains (losses) on financial transactions	65	35	51	22	48	42
Other operating income *	4	4	2	2	(0)	1
Gross income	553	633	606	543	556	577
Operating expenses	(238)	(263)	(243)	(260)	(235)	(237)
General administrative expenses	(219)	(244)	(224)	(239)	(216)	(216)
Personnel	(128)	(149)	(138)	(153)	(128)	(139)
Other general administrative expenses	(91)	(95)	(86)	(86)	(88)	(76)
Depreciation and amortisation	(18)	(19)	(18)	(21)	(19)	(21)
Net operating income	316	370	364	283	321	339
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)	(127)
Other income	6	(3)	(4)	4	1	(1)
Profit before taxes	190	241	207	130	213	211
Tax on profit	(43)	(28)	(25)	(17)	(40)	(31)
Profit from continuing operations	147	212	182	113	173	181
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	147	212	182	113	173	181
Minority interests	41	65	57	36	52	55
Attributable profit to the Group	106	147	125	78	122	126

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	34,510	33,733	31,874	32,338	33,350	35,322
Financial assets held for trading (w/o loans)	2,940	2,918	3,665	3,144	2,793	3,217
Financial assets available-for-sale	2,290	2,831	2,449	2,668	3,548	3,273
Central banks and credit institutions **	3,622	2,711	3,479	3,294	3,502	3,469
Tangible and intangible assets	382	371	343	355	354	373
Other assets	4,541	3,930	3,669	4,161	3,341	4,387
Total assets/liabilities & shareholders’ equity	48,285	46,495	45,477	45,960	46,888	50,041
Customer deposits **	26,499	24,203	23,211	24,347	24,679	25,636
Debt securities issued **	8,474	8,464	7,685	7,467	7,282	8,419
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	4,407	5,801	5,878	5,886	6,287	7,305
Other liabilities	5,712	5,128	5,843	5,280	5,519	5,693
Stockholders’ equity ***	3,193	2,898	2,860	2,980	3,121	2,988
Other managed and marketed customer funds	7,871	7,792	7,307	7,370	7,063	8,044
Mutual funds	5,793	5,786	5,463	5,422	5,079	5,603
Pension funds	—	—	—	—	—	—
Managed portfolios	2,078	2,006	1,845	1,948	1,984	2,441
Managed and marketed customer funds	42,845	40,459	38,204	39,184	39,024	42,099

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	5.88	5.73	5.60	5.62	5.45	5.28
Coverage ratio	52.0	51.6	52.8	53.9	54.6	55.5
Cost of credit	1.74	1.68	1.68	1.65	1.58	1.59

Chile

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	870	807	64	7.9
Net fee income	172	164	8	5.0
Gains (losses) on financial transactions	90	90	(0)	(0.5)
Other operating income *	0	7	(7)	(96.7)
Gross income	1,133	1,068	65	6.0
Operating expenses	(472)	(451)	(21)	4.7
General administrative expenses	(431)	(417)	(14)	3.4
Personnel	(267)	(249)	(18)	7.1
Other general administrative expenses	(164)	(168)	3	(2.1)
Depreciation and amortisation	(41)	(34)	(7)	20.7
Net operating income	661	617	43	7.0
Net loan-loss provisions	(237)	(232)	(5)	2.0
Other income	1	3	(2)	(68.6)
Profit before taxes	425	388	37	9.4
Tax on profit	(71)	(64)	(7)	10.4
Profit from continuing operations	354	324	30	9.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	354	324	30	9.2
Minority interests	106	96	10	10.5
Attributable profit to the Group	248	228	20	8.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	35,322	32,726	2,596	7.9
Financial assets held for trading (w/o loans)	3,217	2,831	386	13.6
Financial assets available-for-sale	3,273	2,746	527	19.2
Central banks and credit institutions **	3,469	2,630	839	31.9
Tangible and intangible assets	373	360	12	3.5
Other assets	4,387	3,813	574	15.0
Total assets/liabilities & shareholders’ equity	50,041	45,106	4,934	10.9
Customer deposits **	25,636	23,480	2,156	9.2
Debt securities issued **	8,419	8,211	207	2.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	7,305	5,628	1,677	29.8
Other liabilities	5,693	4,975	718	14.4
Stockholders’ equity ***	2,988	2,812	176	6.3
Other managed and marketed customer funds	8,044	7,560	485	6.4
Mutual funds	5,603	5,614	(11)	(0.2)
Pension funds	—	—	—	—
Managed portfolios	2,441	1,946	495	25.4
Managed and marketed customer funds	42,099	39,251	2,848	7.3

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	364	443	448	432	423	447
Net fee income	79	85	91	84	88	84
Gains (losses) on financial transactions	59	31	49	24	48	42
Other operating income *	3	4	2	2	(0)	1
Gross income	506	563	590	541	559	574
Operating expenses	(217)	(234)	(237)	(257)	(236)	(236)
General administrative expenses	(200)	(217)	(219)	(236)	(217)	(215)
Personnel	(117)	(133)	(135)	(151)	(128)	(139)
Other general administrative expenses	(84)	(84)	(84)	(86)	(88)	(76)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(20)	(21)
Net operating income	289	329	353	284	323	338
Net loan-loss provisions	(120)	(112)	(148)	(154)	(110)	(127)
Other income	6	(3)	(4)	4	1	(1)
Profit before taxes	174	214	202	133	214	210
Tax on profit	(39)	(25)	(25)	(18)	(40)	(31)
Profit from continuing operations	135	189	177	116	174	180
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	135	189	177	116	174	180
Minority interests	38	58	55	36	52	54
Attributable profit to the Group	97	131	122	79	122	125

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	31,657	32,726	33,954	33,961	34,534	35,322
Financial assets held for trading (w/o loans)	2,697	2,831	3,904	3,302	2,892	3,217
Financial assets available-for-sale	2,100	2,746	2,609	2,802	3,674	3,273
Central banks and credit institutions **	3,323	2,630	3,706	3,459	3,627	3,469
Tangible and intangible assets	351	360	365	373	367	373
Other assets	4,166	3,813	3,908	4,370	3,459	4,387
Total assets/liabilities & shareholders’ equity	44,293	45,106	48,446	48,267	48,552	50,041
Customer deposits **	24,308	23,480	24,726	25,569	25,555	25,636
Debt securities issued **	7,774	8,211	8,186	7,842	7,540	8,419
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	4,043	5,628	6,262	6,182	6,510	7,305
Other liabilities	5,240	4,975	6,224	5,545	5,715	5,693
Stockholders’ equity ***	2,929	2,812	3,047	3,129	3,232	2,988
Other managed and marketed customer funds	7,220	7,560	7,784	7,740	7,314	8,044
Mutual funds	5,314	5,614	5,819	5,694	5,259	5,603
Pension funds	—	—	—	—	—	—
Managed portfolios	1,906	1,946	1,965	2,046	2,054	2,441
Managed and marketed customer funds	39,302	39,251	40,697	41,151	40,409	42,099

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	669,150	620,088	49,062	7.9
Net fee income	132,503	126,191	6,312	5.0
Gains (losses) on financial transactions	69,120	69,449	(329)	(0.5)
Other operating income *	186	5,591	(5,405)	(96.7)
Gross income	870,959	821,319	49,639	6.0
Operating expenses	(363,117)	(346,752)	(16,365)	4.7
General administrative expenses	(331,681)	(320,711)	(10,970)	3.4
Personnel	(205,416)	(191,797)	(13,619)	7.1
Other general administrative expenses	(126,265)	(128,914)	2,649	(2.1)
Depreciation and amortisation	(31,436)	(26,041)	(5,395)	20.7
Net operating income	507,842	474,567	33,274	7.0
Net loan-loss provisions	(181,972)	(178,450)	(3,523)	2.0
Other income	731	2,332	(1,601)	(68.6)
Profit before taxes	326,600	298,449	28,151	9.4
Tax on profit	(54,575)	(49,422)	(5,153)	10.4
Profit from continuing operations	272,025	249,027	22,998	9.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	272,025	249,027	22,998	9.2
Minority interests	81,613	73,846	7,767	10.5
Attributable profit to the Group	190,412	175,181	15,231	8.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	26,025,341	24,112,256	1,913,086	7.9
Financial assets held for trading (w/o loans)	2,370,026	2,085,549	284,477	13.6
Financial assets available-for-sale	2,411,741	2,023,435	388,307	19.2
Central banks and credit institutions **	2,555,930	1,938,043	617,887	31.9
Tangible and intangible assets	274,662	265,481	9,182	3.5
Other assets	3,232,082	2,809,455	422,627	15.0
Total assets/liabilities & shareholders’ equity	36,869,784	33,234,218	3,635,565	10.9
Customer deposits **	18,888,392	17,299,950	1,588,442	9.2
Debt securities issued **	6,203,020	6,050,147	152,874	2.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	5,382,135	4,146,852	1,235,283	29.8
Other liabilities	4,194,932	3,665,635	529,297	14.4
Stockholders’ equity ***	2,201,304	2,071,635	129,669	6.3
Other managed and marketed customer funds	5,926,964	5,569,920	357,044	6.4
Mutual funds	4,128,341	4,136,125	(7,784)	(0.2)
Pension funds	—	—	—	—
Managed portfolios	1,798,623	1,433,795	364,827	25.4
Managed and marketed customer funds	31,018,376	28,920,017	2,098,359	7.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	279,722	340,367	344,624	332,114	325,329	343,821
Net fee income	60,830	65,361	69,741	64,409	67,614	64,888
Gains (losses) on financial transactions	45,671	23,778	37,877	18,089	37,034	32,085
Other operating income *	2,611	2,980	1,560	1,282	(294)	480
Gross income	388,834	432,486	453,802	415,894	429,684	441,275
Operating expenses	(166,957)	(179,795)	(182,136)	(197,668)	(181,590)	(181,527)
General administrative expenses	(154,015)	(166,696)	(168,334)	(181,632)	(166,585)	(165,096)
Personnel	(89,753)	(102,044)	(103,697)	(115,785)	(98,758)	(106,658)
Other general administrative expenses	(64,262)	(64,652)	(64,637)	(65,847)	(67,827)	(58,438)
Depreciation and amortisation	(12,942)	(13,099)	(13,802)	(16,037)	(15,005)	(16,431)
Net operating income	221,876	252,691	271,667	218,226	248,094	259,748
Net loan-loss provisions	(92,461)	(85,988)	(113,450)	(118,563)	(84,383)	(97,590)
Other income	4,340	(2,008)	(2,938)	2,841	1,122	(391)
Profit before taxes	133,755	164,694	155,280	102,503	164,833	161,767
Tax on profit	(30,251)	(19,172)	(19,205)	(13,616)	(31,008)	(23,567)
Profit from continuing operations	103,504	145,523	136,074	88,887	133,824	138,200
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	103,504	145,523	136,074	88,887	133,824	138,200
Minority interests	29,047	44,798	42,529	27,838	39,853	41,760
Attributable profit to the Group	74,457	100,724	93,545	61,049	93,971	96,441

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	23,324,691	24,112,256	25,017,101	25,022,327	25,444,315	26,025,341
Financial assets held for trading (w/o loans)	1,986,953	2,085,549	2,876,402	2,432,810	2,130,701	2,370,026
Financial assets available-for-sale	1,547,496	2,023,435	1,922,237	2,064,389	2,706,681	2,411,741
Central banks and credit institutions **	2,448,268	1,938,043	2,730,252	2,548,530	2,672,154	2,555,930
Tangible and intangible assets	258,454	265,481	268,891	274,935	270,191	274,662
Other assets	3,069,216	2,809,455	2,879,568	3,219,816	2,548,792	3,232,082
Total assets/liabilities & shareholders’ equity	32,635,077	33,234,218	35,694,451	35,562,808	35,772,836	36,869,784
Customer deposits **	17,910,204	17,299,950	18,218,198	18,839,110	18,828,541	18,888,392
Debt securities issued **	5,727,642	6,050,147	6,031,618	5,777,697	5,555,623	6,203,020
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	2,978,870	4,146,852	4,613,855	4,554,756	4,796,453	5,382,135
Other liabilities	3,860,523	3,665,635	4,585,752	4,085,568	4,210,734	4,194,932
Stockholders’ equity ***	2,157,838	2,071,635	2,245,028	2,305,677	2,381,484	2,201,304
Other managed and marketed customer funds	5,319,970	5,569,920	5,735,494	5,702,734	5,388,674	5,926,964
Mutual funds	3,915,566	4,136,125	4,287,513	4,195,375	3,874,931	4,128,341
Pension funds	—	—	—	—	—	—
Managed portfolios	1,404,403	1,433,795	1,447,981	1,507,358	1,513,743	1,798,623
Managed and marketed customer funds	28,957,816	28,920,017	29,985,311	30,319,540	29,772,839	31,018,376

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

USA

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	3,010	3,012	(2)	(0.1)
Net fee income	576	533	43	8.1
Gains (losses) on financial transactions	28	154	(126)	(81.8)
Other operating income *	242	168	73	43.5
Gross income	3,856	3,868	(12)	(0.3)
Operating expenses	(1,551)	(1,425)	(126)	8.8
General administrative expenses	(1,400)	(1,299)	(101)	7.8
Personnel	(815)	(742)	(73)	9.9
Other general administrative expenses	(584)	(557)	(28)	5.0
Depreciation and amortisation	(151)	(126)	(25)	19.8
Net operating income	2,305	2,442	(137)	(5.6)
Net loan-loss provisions	(1,565)	(1,393)	(172)	12.3
Other income	(79)	(60)	(19)	31.7
Profit before taxes	661	989	(328)	(33.2)
Tax on profit	(247)	(316)	69	(21.7)
Profit from continuing operations	414	673	(260)	(38.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	414	673	(260)	(38.6)
Minority interests	174	200	(26)	(13.2)
Attributable profit to the Group	240	473	(233)	(49.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	83,144	79,652	3,493	4.4
Financial assets held for trading (w/o loans)	2,617	1,676	941	56.2
Financial assets available-for-sale	17,688	16,783	905	5.4
Central banks and credit institutions **	1,559	1,281	279	21.8
Tangible and intangible assets	10,000	7,899	2,101	26.6
Other assets	20,196	13,774	6,423	46.6
Total assets/liabilities & shareholders’ equity	135,205	121,064	14,142	11.7
Customer deposits **	59,382	58,133	1,249	2.1
Debt securities issued **	25,933	21,814	4,119	18.9
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	26,738	21,584	5,154	23.9
Other liabilities	9,384	8,397	988	11.8
Stockholders’ equity ***	13,767	11,136	2,631	23.6
Other managed and marketed customer funds	19,212	20,942	(1,729)	(8.3)
Mutual funds	6,979	7,707	(728)	(9.4)
Pension funds	—	—	—	—
Managed portfolios	12,233	13,235	(1,001)	(7.6)
Managed and marketed customer funds ****	84,192	83,078	1,114	1.3

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Ratios (%) and other data
RoTE	3.91	9.11	(5.20 p.	)
Efficiency ratio (with amortisations)	40.2	36.9	3.37 p.
NPL ratio	2.24	2.20	0.04 p.
Coverage ratio	220.6	224.2	(3.60 p.	)
Number of employees	17,871	17,253	618		3.6
Number of branches	774	783	(9)		(1.1)

USA

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,463	1,549	1,550	1,554	1,548	1,462
Net fee income	262	271	266	286	283	293
Gains (losses) on financial transactions	51	103	39	37	20	8
Other operating income *	92	77	96	102	116	126
Gross income	1,868	2,000	1,952	1,979	1,968	1,888
Operating expenses	(696)	(729)	(772)	(827)	(777)	(774)
General administrative expenses	(635)	(663)	(708)	(754)	(703)	(697)
Personnel	(363)	(379)	(388)	(413)	(416)	(400)
Other general administrative expenses	(272)	(284)	(320)	(342)	(287)	(297)
Depreciation and amortisation	(60)	(66)	(64)	(73)	(74)	(77)
Net operating income	1,172	1,271	1,180	1,152	1,191	1,114
Net loan-loss provisions	(639)	(754)	(750)	(959)	(861)	(704)
Other income	(18)	(42)	(37)	(51)	(66)	(13)
Profit before taxes	514	475	393	142	264	397
Tax on profit	(158)	(158)	(129)	(72)	(103)	(143)
Profit from continuing operations	356	317	264	69	160	253
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	356	317	264	69	160	253
Minority interests	100	100	78	51	79	95
Attributable profit to the Group	257	217	186	18	82	159

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	82,418	79,652	80,789	84,190	80,836	83,144
Financial assets held for trading (w/o loans)	1,524	1,676	1,248	2,299	2,366	2,617
Financial assets available-for-sale	16,549	16,783	18,446	19,145	18,227	17,688
Central banks and credit institutions **	919	1,281	1,223	1,046	1,530	1,559
Tangible and intangible assets	7,975	7,899	8,585	9,156	9,254	10,000
Other assets	13,404	13,774	15,147	14,747	23,654	20,196
Total assets/liabilities & shareholders’ equity	122,788	121,064	125,438	130,584	135,868	135,205
Customer deposits **	60,162	58,133	58,970	60,115	59,526	59,382
Debt securities issued **	20,139	21,814	22,443	23,905	22,413	25,933
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	23,770	21,584	25,138	26,169	32,039	26,738
Other liabilities	7,605	8,397	7,571	9,073	8,720	9,384
Stockholders’ equity ***	11,113	11,136	11,315	11,321	13,170	13,767
Other managed and marketed customer funds	22,613	20,942	19,980	19,478	18,293	19,212
Mutual funds	8,536	7,707	7,317	7,123	6,813	6,979
Pension funds	—	—	—	—	—	—
Managed portfolios	14,077	13,235	12,663	12,355	11,481	12,233
Managed and marketed customer funds ****	86,077	83,078	83,427	84,238	82,288	84,192

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Other information
NPL ratio	2.20	2.20	2.20	2.13	2.19	2.24
Coverage ratio	211.5	224.2	218.3	225.0	221.1	220.6
Cost of credit	3.25	3.39	3.36	3.66	3.85	3.77

USA

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	3,010	3,009	1	0.0
Net fee income	576	532	44	8.2
Gains (losses) on financial transactions	28	154	(126)	(81.8)
Other operating income *	242	168	73	43.6
Gross income	3,856	3,864	(8)	(0.2)
Operating expenses	(1,551)	(1,424)	(127)	8.9
General administrative expenses	(1,400)	(1,298)	(102)	7.9
Personnel	(815)	(741)	(74)	10.0
Other general administrative expenses	(584)	(556)	(28)	5.0
Depreciation and amortisation	(151)	(126)	(25)	19.9
Net operating income	2,305	2,440	(135)	(5.5)
Net loan-loss provisions	(1,565)	(1,392)	(173)	12.4
Other income	(79)	(60)	(19)	31.9
Profit before taxes	661	988	(327)	(33.1)
Tax on profit	(247)	(315)	68	(21.7)
Profit from continuing operations	414	673	(259)	(38.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	414	673	(259)	(38.5)
Minority interests	174	200	(26)	(13.1)
Attributable profit to the Group	240	473	(233)	(49.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	83,144	80,276	2,869	3.6
Financial assets held for trading (w/o loans)	2,617	1,689	928	55.0
Financial assets available-for-sale	17,688	16,914	774	4.6
Central banks and credit institutions **	1,559	1,291	269	20.8
Tangible and intangible assets	10,000	7,961	2,039	25.6
Other assets	20,196	13,881	6,315	45.5
Total assets/liabilities & shareholders’ equity	135,205	122,012	13,193	10.8
Customer deposits **	59,382	58,588	794	1.4
Debt securities issued **	25,933	21,985	3,948	18.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	26,738	21,753	4,985	22.9
Other liabilities	9,384	8,462	922	10.9
Stockholders’ equity ***	13,767	11,224	2,544	22.7
Other managed and marketed customer funds	19,212	21,106	(1,893)	(9.0)
Mutual funds	6,979	7,767	(788)	(10.1)
Pension funds	—	—	—	—
Managed portfolios	12,233	13,338	(1,105)	(8.3)
Managed and marketed customer funds ****	84,192	83,729	463	0.6

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,476	1,534	1,544	1,524	1,529	1,481
Net fee income	264	269	265	281	280	297
Gains (losses) on financial transactions	52	103	39	36	20	8
Other operating income *	92	76	96	100	115	127
Gross income	1,883	1,981	1,945	1,942	1,944	1,912
Operating expenses	(702)	(722)	(769)	(813)	(767)	(784)
General administrative expenses	(641)	(657)	(705)	(741)	(694)	(705)
Personnel	(366)	(375)	(386)	(405)	(410)	(405)
Other general administrative expenses	(275)	(281)	(319)	(336)	(284)	(300)
Depreciation and amortisation	(61)	(65)	(64)	(72)	(73)	(78)
Net operating income	1,182	1,259	1,175	1,129	1,176	1,129
Net loan-loss provisions	(644)	(748)	(748)	(944)	(851)	(715)
Other income	(19)	(41)	(37)	(50)	(65)	(14)
Profit before taxes	519	469	391	135	261	400
Tax on profit	(159)	(156)	(128)	(70)	(102)	(145)
Profit from continuing operations	359	313	263	65	158	255
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	359	313	263	65	158	255
Minority interests	100	99	77	50	78	96
Attributable profit to the Group	259	214	186	15	81	160

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	79,871	80,276	81,524	82,560	82,896	83,144
Financial assets held for trading (w/o loans)	1,477	1,689	1,259	2,255	2,427	2,617
Financial assets available-for-sale	16,038	16,914	18,614	18,774	18,692	17,688
Central banks and credit institutions **	891	1,291	1,234	1,026	1,569	1,559
Tangible and intangible assets	7,728	7,961	8,663	8,979	9,490	10,000
Other assets	12,990	13,881	15,285	14,461	24,257	20,196
Total assets/liabilities & shareholders’ equity	118,995	122,012	126,579	128,056	139,332	135,205
Customer deposits **	58,303	58,588	59,506	58,951	61,044	59,382
Debt securities issued **	19,517	21,985	22,647	23,442	22,984	25,933
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	23,035	21,753	25,367	25,662	32,856	26,738
Other liabilities	7,370	8,462	7,640	8,898	8,942	9,384
Stockholders’ equity ***	10,770	11,224	11,418	11,102	13,506	13,767
Other managed and marketed customer funds	21,914	21,106	20,162	19,101	18,760	19,212
Mutual funds	8,272	7,767	7,384	6,985	6,986	6,979
Pension funds	—	—	—	—	—	—
Managed portfolios	13,642	13,338	12,778	12,116	11,773	12,233
Managed and marketed customer funds ****	83,418	83,729	84,186	82,607	84,385	84,192

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	3,358	3,357	1	0.0
Net fee income	643	594	49	8.2
Gains (losses) on financial transactions	31	172	(141)	(81.8)
Other operating income *	269	188	82	43.6
Gross income	4,302	4,311	(9)	(0.2)
Operating expenses	(1,730)	(1,589)	(142)	8.9
General administrative expenses	(1,561)	(1,448)	(114)	7.9
Personnel	(909)	(827)	(82)	10.0
Other general administrative expenses	(652)	(621)	(31)	5.0
Depreciation and amortisation	(169)	(141)	(28)	19.9
Net operating income	2,572	2,722	(151)	(5.5)
Net loan-loss provisions	(1,746)	(1,553)	(193)	12.4
Other income	(88)	(67)	(21)	31.9
Profit before taxes	737	1,102	(365)	(33.1)
Tax on profit	(275)	(352)	76	(21.7)
Profit from continuing operations	462	751	(289)	(38.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	462	751	(289)	(38.5)
Minority interests	194	223	(29)	(13.1)
Attributable profit to the Group	268	528	(260)	(49.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Customer loans **	92,307	89,122	3,185	3.6
Financial assets held for trading (w/o loans)	2,905	1,875	1,031	55.0
Financial assets available-for-sale	19,637	18,778	859	4.6
Central banks and credit institutions **	1,731	1,433	298	20.8
Tangible and intangible assets	11,102	8,838	2,264	25.6
Other assets	22,422	15,411	7,011	45.5
Total assets/liabilities & shareholders’ equity	150,105	135,458	14,647	10.8
Customer deposits **	65,926	65,045	881	1.4
Debt securities issued **	28,791	24,408	4,383	18.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	29,685	24,150	5,535	22.9
Other liabilities	10,419	9,395	1,023	10.9
Stockholders’ equity ***	15,285	12,461	2,824	22.7
Other managed and marketed customer funds	21,330	23,432	(2,102)	(9.0)
Mutual funds	7,748	8,623	(875)	(10.1)
Pension funds	—	—	—	—
Managed portfolios	13,581	14,808	(1,227)	(8.3)
Managed and marketed customer funds ****	93,470	92,956	514	0.6

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	1,646	1,711	1,723	1,701	1,706	1,652
Net fee income	294	300	296	314	312	331
Gains (losses) on financial transactions	58	114	43	40	23	9
Other operating income *	103	85	107	112	128	142
Gross income	2,101	2,210	2,169	2,167	2,168	2,133
Operating expenses	(783)	(806)	(858)	(907)	(856)	(874)
General administrative expenses	(715)	(733)	(787)	(827)	(775)	(787)
Personnel	(408)	(419)	(431)	(452)	(458)	(452)
Other general administrative expenses	(306)	(314)	(356)	(375)	(317)	(335)
Depreciation and amortisation	(68)	(73)	(71)	(80)	(82)	(87)
Net operating income	1,318	1,404	1,311	1,260	1,312	1,259
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)	(797)
Other income	(21)	(46)	(41)	(56)	(72)	(16)
Profit before taxes	579	524	436	150	291	446
Tax on profit	(178)	(174)	(143)	(78)	(114)	(161)
Profit from continuing operations	401	350	294	73	177	285
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	401	350	294	73	177	285
Minority interests	112	111	86	55	87	107
Attributable profit to the Group	289	239	207	17	90	178
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Customer loans **	88,673	89,122	90,508	91,658	92,031	92,307
Financial assets held for trading (w/o loans)	1,640	1,875	1,398	2,503	2,694	2,905
Financial assets available-for-sale	17,805	18,778	20,665	20,843	20,752	19,637
Central banks and credit institutions **	989	1,433	1,370	1,139	1,742	1,731
Tangible and intangible assets	8,580	8,838	9,618	9,968	10,536	11,102
Other assets	14,421	15,411	16,969	16,055	26,931	22,422
Total assets/liabilities & shareholders’ equity	132,108	135,458	140,528	142,167	154,686	150,105
Customer deposits **	64,728	65,045	66,064	65,447	67,771	65,926
Debt securities issued **	21,668	24,408	25,143	26,026	25,517	28,791
Liabilities under insurance contracts	—	—	—	—	—	—
Central banks and credit institutions **	25,574	24,150	28,163	28,490	36,476	29,685
Other liabilities	8,182	9,395	8,482	9,878	9,928	10,419
Stockholders’ equity ***	11,957	12,461	12,676	12,326	14,994	15,285
Other managed and marketed customer funds	24,329	23,432	22,384	21,206	20,827	21,330
Mutual funds	9,184	8,623	8,198	7,755	7,756	7,748
Pension funds	—	—	—	—	—	—
Managed portfolios	15,146	14,808	14,186	13,451	13,071	13,581
Managed and marketed customer funds ****	92,611	92,956	93,463	91,710	93,685	93,470

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Corporate Centre

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	(356)	(352)	(4)	1.0
Net fee income	(10)	(7)	(2)	32.1
Gains (losses) on financial transactions	(99)	(56)	(43)	76.2
Other operating income	(3)	9	(13)	—
Dividends	29	39	(10)	(26.2)
Income from equity-accounted method	(21)	(21)	(1)	4.2
Other operating income/expenses	(11)	(10)	(1)	13.3
Gross income	(468)	(407)	(61)	15.1
Operating expenses	(246)	(293)	46	(15.8)
Net operating income	(714)	(699)	(15)	2.2
Net loan-loss provisions	(3)	1	(5)	—
Other income	(60)	(230)	170	(74.0)
Underlying profit before taxes	(777)	(928)	150	(16.2)
Tax on profit	42	(27)	69	—
Underlying profit from continuing operations	(736)	(955)	219	(23.0)
Net profit from discontinued operations	0	0	0	—
Underlying consolidated profit	(735)	(955)	219	(23.0)
Minority interests	(7)	25	(32)	—
Underlying attributable profit to the Group	(729)	(980)	251	(25.6)
Net capital gains and provisions *	(248)	835	(1,083)	—
Attributable profit to the Group	(977)	(145)	(832)	574.2
(*).- Including
(*).- In 1H’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).
(*).-In 1H’15, net result of the reversal of tax liabilities in Brazil (€835 million).

			Variation
	30.06.16	30.06.15	Amount	%
Balance sheet
Financial assets held for trading (w/o loans)	1,992	3,502	(1,510)	(43.1)
Financial assets available-for-sale	3,163	3,721	(558)	(15.0)
Goodwill	26,536	28,593	(2,057)	(7.2)
Capital assigned to Group areas	82,167	81,700	468	0.6
Other assets	26,085	35,926	(9,841)	(27.4)
Total assets/liabilities & shareholders’ equity	139,944	153,442	(13,498)	(8.8)
Customer deposits **	1,061	2,195	(1,134)	(51.7)
Debt securities issued **	35,292	29,061	6,231	21.4
Other liabilities	18,880	29,272	(10,392)	(35.5)
Stockholders’ equity ***	84,710	92,913	(8,203)	(8.8)
Other managed and marketed customer funds	0	—	0	—
Mutual funds	0	—	0	—
Pension funds	0	—	0	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	36,353	31,256	5,097	16.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Resources
Number of employees	1,757	2,184	(427)	(19.6)

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	(220)	(132)	(139)	(137)	(169)	(187)
Net fee income	(2)	(6)	(0)	(6)	(5)	(5)
Gains (losses) on financial transactions	12	(68)	90	116	(32)	(67)
Other operating income	(19)	28	(8)	(6)	(18)	15
Dividends	1	38	24	9	2	27
Income from equity-accounted method	(12)	(8)	(16)	(6)	(16)	(5)
Other operating income/expenses	(8)	(2)	(15)	(9)	(4)	(8)
Gross income	(230)	(177)	(56)	(32)	(223)	(244)
Operating expenses	(142)	(150)	(142)	(112)	(126)	(120)
Net operating income	(372)	(327)	(199)	(144)	(349)	(365)
Net loan-loss provisions	(1)	2	(1)	26	1	(5)
Other income	(98)	(132)	(148)	(130)	(5)	(55)
Underlying profit before taxes	(470)	(457)	(348)	(247)	(353)	(424)
Tax on profit	5	(32)	(44)	131	36	6
Underlying profit from continuing operations	(465)	(489)	(392)	(117)	(317)	(418)
Net profit from discontinued operations	0	—	(0)	—	—	0
Underlying consolidated profit	(465)	(489)	(392)	(117)	(317)	(418)
Minority interests	26	(1)	2	2	(6)	(0)
Underlying attributable profit to the Group	(491)	(489)	(395)	(119)	(311)	(418)
Net capital gains and provisions *	—	835	—	(1,435)	—	(248)
Attributable profit to the Group	(491)	346	(395)	(1,554)	(311)	(666)

(*).-	Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million)

–	In 4Q’15, Banif's badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million)
–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16
Balance sheet
Financial assets held for trading (w/o loans)	4,306	3,502	2,810	2,656	1,616	1,992
Financial assets available-for-sale	3,376	3,721	3,585	3,773	3,654	3,163
Goodwill	28,666	28,593	26,777	26,960	26,209	26,536
Capital assigned to Group areas	83,180	81,700	77,606	77,163	84,715	82,167
Other assets	36,002	35,926	35,827	37,583	20,060	26,085
Total assets/liabilities & shareholders’ equity	155,531	153,442	146,605	148,136	136,255	139,944
Customer deposits **	2,600	2,195	2,015	5,205	1,629	1,061
Debt securities issued **	32,218	29,061	32,779	37,364	32,459	35,292
Other liabilities	25,138	29,272	25,977	21,052	16,882	18,880
Stockholders’ equity ***	95,576	92,913	85,833	84,515	85,286	84,710
Other managed and marketed customer funds	—	—	—	—	0	0
Mutual funds	—	—	—	—	—	0
Pension funds	—	—	—	—	—	0
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	34,818	31,256	34,794	42,569	34,087	36,353

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Retail Banking

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	14,314	15,149	(836)	(5.5)
Net fee income	4,214	4,336	(122)	(2.8)
Gains (losses) on financial transactions	257	694	(437)	(63.0)
Other operating income *	441	367	74	20.2
Gross income	19,225	20,546	(1,321)	(6.4)
Operating expenses	(9,045)	(9,329)	284	(3.0)
General administrative expenses	(8,248)	(8,545)	297	(3.5)
Personnel	(4,439)	(4,602)	163	(3.5)
Other general administrative expenses	(3,809)	(3,942)	134	(3.4)
Depreciation and amortisation	(797)	(784)	(13)	1.6
Net operating income	10,180	11,217	(1,037)	(9.2)
Net loan-loss provisions	(4,116)	(4,637)	521	(11.2)
Other income	(849)	(845)	(3)	0.4
Underlying profit before taxes	5,216	5,734	(519)	(9.0)
Tax on profit	(1,464)	(1,509)	45	(3.0)
Underlying profit from continuing operations	3,752	4,226	(474)	(11.2)
Net profit from discontinued operations	0	0	(0)	(40.4)
Underlying consolidated profit	3,752	4,226	(474)	(11.2)
Minority interests	557	605	(48)	(7.9)
Underlying attributable profit to the Group	3,195	3,621	(426)	(11.8)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	3,075	3,621	(546)	(15.1)

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	7,496	7,653	7,396	7,312	7,154	7,160
Net fee income	2,159	2,177	2,122	2,104	2,044	2,170
Gains (losses) on financial transactions	347	347	369	297	180	76
Other operating income *	178	189	193	(185)	173	268
Gross income	10,180	10,366	10,080	9,528	9,552	9,673
Operating expenses	(4,640)	(4,689)	(4,609)	(4,737)	(4,492)	(4,553)
General administrative expenses	(4,262)	(4,283)	(4,225)	(4,331)	(4,104)	(4,144)
Personnel	(2,263)	(2,339)	(2,236)	(2,303)	(2,201)	(2,238)
Other general administrative expenses	(1,998)	(1,944)	(1,988)	(2,029)	(1,903)	(1,905)
Depreciation and amortisation	(378)	(406)	(385)	(406)	(388)	(409)
Net operating income	5,540	5,677	5,471	4,792	5,060	5,121
Net loan-loss provisions	(2,318)	(2,319)	(2,321)	(2,289)	(2,161)	(1,955)
Other income	(372)	(473)	(479)	(426)	(416)	(432)
Underlying profit before taxes	2,849	2,885	2,671	2,077	2,482	2,733
Tax on profit	(757)	(752)	(610)	(507)	(673)	(791)
Underlying profit from continuing operations	2,093	2,133	2,060	1,569	1,809	1,943
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	2,093	2,133	2,060	1,569	1,809	1,943
Minority interests	284	321	290	219	255	302
Underlying attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,641
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,521

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	14,314	13,773	541	3.9
Net fee income	4,214	3,888	326	8.4
Gains (losses) on financial transactions	257	651	(394)	(60.6)
Other operating income *	441	362	79	21.9
Gross income	19,225	18,674	552	3.0
Operating expenses	(9,045)	(8,470)	(574)	6.8
General administrative expenses	(8,248)	(7,762)	(486)	6.3
Personnel	(4,439)	(4,188)	(251)	6.0
Other general administrative expenses	(3,809)	(3,574)	(234)	6.6
Depreciation and amortisation	(797)	(708)	(89)	12.5
Net operating income	10,180	10,203	(23)	(0.2)
Net loan-loss provisions	(4,116)	(4,219)	103	(2.4)
Other income	(849)	(739)	(110)	14.9
Underlying profit before taxes	5,216	5,246	(30)	(0.6)
Tax on profit	(1,464)	(1,377)	(87)	6.3
Underlying profit from continuing operations	3,752	3,869	(117)	(3.0)
Net profit from discontinued operations	0	0	(0)	(40.4)
Underlying consolidated profit	3,752	3,869	(117)	(3.0)
Minority interests	557	561	(4)	(0.8)
Underlying attributable profit to the Group	3,195	3,308	(113)	(3.4)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	3,075	3,308	(233)	(7.0)

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	6,809	6,964	7,061	7,108	7,188	7,126
Net fee income	1,929	1,959	2,002	2,025	2,058	2,156
Gains (losses) on financial transactions	338	313	349	303	175	82
Other operating income *	178	183	189	(178)	172	269
Gross income	9,254	9,419	9,600	9,258	9,592	9,633
Operating expenses	(4,204)	(4,266)	(4,378)	(4,572)	(4,510)	(4,534)
General administrative expenses	(3,864)	(3,898)	(4,012)	(4,182)	(4,121)	(4,127)
Personnel	(2,055)	(2,132)	(2,124)	(2,226)	(2,210)	(2,229)
Other general administrative expenses	(1,809)	(1,766)	(1,888)	(1,957)	(1,911)	(1,898)
Depreciation and amortisation	(340)	(368)	(366)	(390)	(390)	(407)
Net operating income	5,050	5,153	5,222	4,686	5,082	5,098
Net loan-loss provisions	(2,105)	(2,114)	(2,217)	(2,238)	(2,177)	(1,939)
Other income	(319)	(419)	(453)	(430)	(422)	(426)
Underlying profit before taxes	2,627	2,619	2,553	2,018	2,482	2,734
Tax on profit	(694)	(682)	(595)	(504)	(672)	(792)
Underlying profit from continuing operations	1,932	1,937	1,958	1,514	1,811	1,941
Net profit from discontinued operations	0	0	(0)	—	—	0
Underlying consolidated profit	1,932	1,937	1,958	1,514	1,811	1,941
Minority interests	266	295	280	215	255	303
Underlying attributable profit to the Group	1,666	1,641	1,678	1,299	1,556	1,639
Net capital gains and provisions **	—	—	—	—	—	(120)
Attributable profit to the Group	1,666	1,641	1,678	1,299	1,556	1,519

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Global Corporate Banking

€ million

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,258	1,535	(277)	(18.0)
Net fee income	742	781	(40)	(5.1)
Gains (losses) on financial transactions	712	352	361	102.6
Other operating income *	180	171	9	5.2
Gross income	2,892	2,839	53	1.9
Operating expenses	(985)	(1,062)	77	(7.2)
General administrative expenses	(942)	(974)	32	(3.3)
Personnel	(539)	(564)	26	(4.5)
Other general administrative expenses	(403)	(409)	7	(1.6)
Depreciation and amortisation	(44)	(88)	45	(50.6)
Net operating income	1,906	1,776	130	7.3
Net loan-loss provisions	(417)	(344)	(74)	21.4
Other income	(33)	(19)	(14)	74.8
Profit before taxes	1,456	1,414	42	3.0
Tax on profit	(419)	(395)	(24)	6.1
Profit from continuing operations	1,037	1,019	18	1.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,037	1,019	18	1.8
Minority interests	79	69	10	13.7
Attributable profit to the Group	958	949	9	0.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	776	759	736	730	650	608
Net fee income	366	415	353	349	357	385
Gains (losses) on financial transactions	292	59	132	240	356	357
Other operating income *	20	151	46	51	40	140
Gross income	1,455	1,384	1,267	1,370	1,403	1,489
Operating expenses	(529)	(533)	(532)	(519)	(485)	(500)
General administrative expenses	(485)	(489)	(490)	(486)	(464)	(477)
Personnel	(279)	(285)	(271)	(273)	(266)	(273)
Other general administrative expenses	(206)	(203)	(219)	(214)	(198)	(204)
Depreciation and amortisation	(44)	(44)	(43)	(33)	(21)	(22)
Net operating income	926	851	734	851	917	989
Net loan-loss provisions	(201)	(143)	(75)	(262)	(223)	(194)
Other income	5	(24)	(28)	(46)	(0)	(33)
Profit before taxes	729	685	632	543	694	762
Tax on profit	(206)	(189)	(185)	(152)	(200)	(220)
Profit from continuing operations	523	496	447	391	494	542
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	523	496	447	391	494	542
Minority interests	38	31	27	23	41	38
Attributable profit to the Group	485	464	420	368	454	504

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

			Variation
	1H ’16	1H ’15	Amount	%
Income statement
Net interest income	1,258	1,344	(86)	(6.4)
Net fee income	742	712	30	4.2
Gains (losses) on financial transactions	712	319	393	123.0
Other operating income *	180	172	7	4.3
Gross income	2,892	2,548	344	13.5
Operating expenses	(985)	(981)	(4)	0.4
General administrative expenses	(942)	(899)	(42)	4.7
Personnel	(539)	(517)	(22)	4.3
Other general administrative expenses	(403)	(383)	(20)	5.3
Depreciation and amortisation	(44)	(82)	38	(46.6)
Net operating income	1,906	1,567	340	21.7
Net loan-loss provisions	(417)	(293)	(124)	42.4
Other income	(33)	(22)	(10)	46.2
Profit before taxes	1,456	1,251	205	16.4
Tax on profit	(419)	(346)	(73)	21.2
Profit from continuing operations	1,037	905	132	14.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,037	905	132	14.5
Minority interests	79	58	21	35.3
Attributable profit to the Group	958	847	111	13.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16
Income statement
Net interest income	673	671	691	697	657	601
Net fee income	333	379	336	339	359	382
Gains (losses) on financial transactions	266	54	133	217	360	353
Other operating income *	21	151	47	52	40	140
Gross income	1,293	1,255	1,207	1,305	1,416	1,476
Operating expenses	(489)	(492)	(508)	(501)	(486)	(499)
General administrative expenses	(448)	(451)	(467)	(469)	(465)	(477)
Personnel	(255)	(261)	(258)	(263)	(266)	(273)
Other general administrative expenses	(193)	(190)	(209)	(206)	(198)	(204)
Depreciation and amortisation	(41)	(41)	(41)	(32)	(21)	(22)
Net operating income	804	763	699	805	930	977
Net loan-loss provisions	(172)	(121)	(81)	(254)	(225)	(192)
Other income	1	(23)	(26)	(44)	(0)	(33)
Profit before taxes	633	618	592	507	704	752
Tax on profit	(176)	(170)	(172)	(139)	(203)	(217)
Profit from continuing operations	457	448	420	367	502	535
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	457	448	420	367	502	535
Minority interests	32	27	25	23	42	37
Attributable profit to the Group	425	421	394	345	460	498

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16

Continental Europe	8.52	8.15	7.89	7.27	7.08	6.84
Spain	7.25	6.91	6.61	6.53	6.36	6.06
Santander Consumer Finance	4.52	4.25	4.15	3.42	3.28	2.95
Poland	7.33	7.07	7.14	6.30	5.93	5.84
Portugal	8.96	8.80	8.86	7.46	8.55	10.46
United Kingdom	1.75	1.61	1.51	1.52	1.49	1.47
Latin America	4.64	4.74	4.65	4.96	4.88	4.98
Brazil	4.90	5.13	5.30	5.98	5.93	6.11
Mexico	3.71	3.81	3.54	3.38	3.06	3.01
Chile	5.88	5.73	5.60	5.62	5.45	5.28
USA	2.20	2.20	2.20	2.13	2.19	2.24
Operating Areas	4.87	4.68	4.52	4.39	4.36	4.32
Total Group	4.85	4.64	4.50	4.36	4.33	4.29

Coverage ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16

Continental Europe	58.6	58.9	60.4	64.2	65.4	61.3
Spain	46.6	46.8	47.8	48.1	50.2	47.6
Santander Consumer Finance	103.6	104.9	107.2	109.1	111.9	110.6
Poland	61.6	63.5	63.1	64.0	67.0	65.8
Portugal	52.4	54.2	56.2	99.0	87.7	61.9
United Kingdom	41.2	40.3	39.6	38.2	36.5	36.5
Latin America	83.6	84.4	85.4	79.0	79.7	81.4
Brazil	95.2	95.9	96.0	83.7	83.7	85.3
Mexico	88.4	87.5	93.0	90.6	97.5	102.3
Chile	52.0	51.6	52.8	53.9	54.6	55.5
USA	211.5	224.2	218.3	225.0	221.1	220.6
Operating Areas	68.3	69.4	70.5	72.6	73.3	72.0
Total Group	68.9	70.1	71.1	73.1	74.0	72.5

Cost of credit

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16

Continental Europe	0.95	0.86	0.77	0.68	0.60	0.51
Spain	0.97	0.84	0.71	0.62	0.54	0.45
Santander Consumer Finance	0.93	0.91	0.87	0.77	0.64	0.55
Poland	1.00	1.00	0.96	0.87	0.82	0.75
Portugal	0.45	0.38	0.35	0.29	0.28	0.21
United Kingdom	0.11	0.08	0.04	0.03	0.01	0.03
Latin America	3.53	3.39	3.33	3.36	3.39	3.41
Brazil	4.63	4.45	4.40	4.50	4.63	4.71
Mexico	2.92	2.89	2.87	2.91	2.95	2.96
Chile	1.74	1.68	1.68	1.65	1.58	1.59
USA	3.25	3.39	3.36	3.66	3.85	3.77
Operating Areas	1.38	1.33	1.27	1.26	1.24	1.20
Total Group	1.38	1.32	1.26	1.25	1.22	1.19

Risk-weighted assets

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16

Continental Europe	226,348	222,524	215,770	215,599	218,694	222,774
Spain	111,376	106,999	103,608	101,686	101,302	102,302
Santander Consumer Finance	55,711	54,895	54,890	54,543	57,186	60,068
Poland	17,329	16,800	16,876	17,164	17,653	17,617
Portugal	15,804	16,001	15,988	19,956	19,654	19,250
Spain’s real estate activity	14,892	16,558	16,576	14,770	15,328	15,865
United Kingdom	114,165	121,925	118,058	117,184	111,321	108,624
Latin America	174,954	169,250	152,805	153,286	144,179	155,925
Brazil	96,648	93,986	81,502	81,836	75,500	86,059
Mexico	29,254	28,727	26,834	27,519	26,717	25,780
Chile	32,252	30,258	28,236	28,412	28,805	30,397
USA	88,309	82,555	82,810	87,262	83,938	85,334
Operating Areas	603,776	596,254	569,443	573,331	558,132	572,657
Corporate Centre	14,175	13,230	16,373	12,278	13,827	13,363
Total Group	617,951	609,484	585,816	585,609	571,959	586,020

Item 4

27 July 2016

Earnings Presentation 1H'16

Simple | Personal | Fair
Santander

Important information

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Santander 2

Agenda

- **Group performance 1H'16**
- Business areas 1H'16
- Conclusions
- Appendix
- Glossary

1H'16 Financial Highlights

- Attrib. profit impacted by one-offs in 1H'15 and 1H'16. Underlying profit growth
- Commercial revenues up y-o-y (currency-neutral)
- Enhanced balance sheet quality and lower cost of credit
- Capital increase compatible with high RoTE

Attributable profit	€2,911 mill.; -31.7%
Underlying profit*	€3,280 mill.; +8.9%
NII	+3.0%
Fee income	+7.7%
NPL ratio	4.29%
Cost of credit	1.19%
FL CET1	10.36%
Underlying RoTE	11.1%

Santander 4

(*) Excluding one-off items and contribution to the Single Resolution Fund (SRF) due to change in the scheduled contribution dates. % change on a currency-neutral basis

1H'16 Business Highlights

Var. Jun'16 / Jun'15

- **Selective growth:**
  - Lending to individuals and companies (+4%)
  - Demand deposits (+9%)

Loans	+4%	
Funds	+4%	

- **Loyal customers: 14.4 million**
  - Individuals: 13.2 million
  - Companies: 1.2 million

Individuals	+1.1 mill.	+9%
Companies	+148 thousand	+13%

- **Digital customers: 19.1million**
  - Mobile: 8.4 million

Digital	+3.6 mill.	+23%
Mobile	+2.9 mill.	+54%

Santander 5

Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change on a currency-neutral basis

ONE-OFF ITEMS AND PROFIT RECONCILIATION

2Q'16 and 1H'16 profit impacted by several one-off items

Non-recurring items
(€ million net of tax)

One-off items		**-248**
–Restructuring charge	*-475*	
–Capital gain from VISA Europe sale	*+227*	
Contribution to the SRF[1]		**-120**
Total		**-368**

2Q'16 profit reconciliation (€ million)

1,278
248
120
1,646
2Q'16 Attributable profit
One-offs
SRF[1]
2Q'16 Underlying profit

1H'16 profit reconciliation (€ million)

2,911
248
120
3,280
1H'16 Attributable profit
One-offs
SRF[1]
1H'16 Underlying profit

Santander 6

(1) In 2015 contribution to the Single Resolution Fund (due to change in the scheduled contribution dates) and Deposit Guarantee Fund (DGF) recorded in December. In 2016: SRF in June and DGF in December

INCOME STATEMENT

Higher underlying profit backed by commercial revenues and lower cost of credit (currency-neutral basis)

€ Million	1H'16	1H'15	%1H'15	%1H'15 (currency-neutral)
Gross income	21,660	23,062	-6.1	3.6
Operating expenses	-10,384	-10,806	-3.9	5.2
Net operating income	**11,275**	**12,256**	**-8.0**	**2.2**
Loan-loss provisions	-4,613	-5,071	-9.0	0.2
Underlying PBT	**5,685**	**5,988**	**-5.1**	**6.5**
Tax	-1,780	-1,862	-4.4	5.9
Underlying profit	**3,280**	**3,426**	**-4.3**	**8.9**
Non-recurring results[1]	-368	835	—	—
Attributable profit	**2,911**	**4,261**	**-31.7**	**-24.3**

A Gross income backed by commercial transformation

B Operational excellence. Cost savings measures underway

C Ongoing credit quality improvement, with decline in provisions in recent quarters

D Profit growth, focusing on generating shareholder value

Attributable profit impacted by non-recurring items

Santander 7

(1) One-off items and contribution to the SRF in 1H'16, due to change in the scheduled contribution dates. Net result of the reversal of provisions in Brazil in 1H'15

A GROSS INCOME

Gross income rose in 8 of 10 core units driven by net interest income and the good performance of fee income

Gross income

€ million

20,899
442
353
-34
21,660
+3%
+8%
-2%
+4%
1H'15
Gross income
Net
interest
income
Fee income
Gains on
financial
transactions
and Other*
1H'16
Gross income

Net interest income

- NII growth driven by larger volumes in loans and deposits
- Lower cost of deposits and pressure on assets

Fee income by segment

- The rise in fee income spurred by the increase in loyal customers

85%
Retail
Banking
+8% /1H'15
15%
Global
Corporate
Banking
+4% /1H'15

Santander 8

(*) "Other" includes income from equity accounted method, dividends and other operating results

Note: On a currency-neutral basis

A GROSS INCOME

Sustainable commercial revenues backed by a structure that generates higher recurring income. Of note, the trend in fee income

Gross income evolution

€ million

Net interest income
6,971
7,504
7,529
Fee income
2,229
2,333
2,533
GoFT and Other
704
706
813
1Q'14 2Q 3Q 4Q 1Q'15 2Q 3Q 4Q 1Q'16 2Q

Gross income structure (1H'16)

Net interest income
70%
Other revenues
3%
GoFT
4%
Fee income
23%

	SAN	Peers (1Q'16)
NII + fee income	93%	86%
GoFT and Other	7%	14%

GoFT: Gains on Financial Transactions

Santander 9

Note: On a currency-neutral basis

B OPERATING EXPENSES

Active cost management allowing for further investment and remain as best-in-class in efficiency

Total operating expenses

€ million

9,867
+5.2%
+0.4%
excl. inflation and perimeter
10,384
1H'15 Costs
1H'16 Costs

Best-in-class in efficiency

%

47.9
>60
1H'16
Peers

- Excluding inflation and perimeter:
  - **Down in Brazil** (-4%), **Spain** (-2%) and **Portugal** (-0.4%). **Flat in the UK and Chile**
  - Higher costs in countries with higher investments in growth and transformation (Argentina: +9%; Mexico: +5%) and regulation (USA: +8%)

- Cost control plans in all countries and a more efficient Corporation
- Cost saving measures to keep on **investing in commercial transformation and remain best-in-class in efficiency**

Santander 10

Note: On a currency-neutral basis

C CREDIT QUALITY

Widespread growth in loans, particularly in emerging markets, combined with improved credit quality

Loan portfolio growth

Var. Jun'16 / Jun'15

Mature markets	Spain	-2%
	UK	+3%
	USA	+4%
	SCF	+6%[1]
	Portugal	-2%[1]
Emerging markets	Poland	+12%
	Brazil	-2%
	Mexico	+16%
	Chile	+8%
	Argentina	+46%

NPL and coverage ratios

%
+3 p.p.
Coverage ratio
70
71
73
74
73
-35 b.p.
NPL ratio
4.64
4.50
4.36
4.33
4.29
J'15
S'15
D'15
M'16
J'16

- **Medium-low risk profile**
- **Well-diversified portfolio**

- **Bad and doubtful loans: -10% year-on-year**
- **NPL and coverage ratios improved in general terms.** Of note in NPL ratio improvement: Spain, Mexico, Chile, Poland and SCF

Santander 11

Note: Loans excluding repos. % change on a currency-neutral basis
(1) Portugal including perimeter (+23%) and SCF with PSA (+14%)

C LOAN-LOSS PROVISIONS

Continued improvement in cost of credit, with provisions falling in the last two quarters (mainly in Brazil and the US)

Total loan-loss provisions

€ million

4,602
+0.2%
4,613
1H'15 LLPs
1H'16 LLPs

Cost of credit

%

-13 b.p.
1.32
1.26
1.25
1.22
1.19
-18 b.p.
Excluding SC USA
1.02
0.95
0.90
0.88
0.84
J'15
S'15
D'15
M'16
J'16

- **Lower provisions** in **Spain, UK, SCF and Portugal**
- Higher in the **US** due to loan growth in SC USA and provisions for Oil & Gas in Santander Bank
- **Brazil's** up y-o-y, however **2Q'16 provisions were the lowest of the last four quarters**

- **Cost of credit** evolution reflects **risk management** and **change of mix** in some countries
- **Spain** and **SCF** registered the largest improvement
- Very **stable in Brazil (4.7%** vs. 4.5% in June'15)

Santander 12

Note: On a currency-neutral basis

D FULLY LOADED CAPITAL

Making progress to reach our target of fully-loaded CET1 >11% in 2018, with profitable business growth

Fully-loaded CET1 (%)

10.05%
10.27%
+12
-1
-1
-1
10.36%
+9 b.p.
CET1 D'15
CET1 M'16
Ordinary generation
One-offs: regulatory and other
Perimeter
AFS and other
CET1 J'16

Loan growth > RWAs growth

Base 100 (currency-neutral basis)

Loans
100
101
102
103
103
105
100
99
101
100
99
100
RWAs
M'15
J'15
S'15
D'15
M'16
J'16

- **The fully-loaded total capital ratio rose** to **13.54%** (13.05% in December 2015)
- Fully-loaded **leverage ratio improvement**: **4.9% in Jun'16** (4.7% in December 2015)

Santander 13

D CREATING SHAREHOLDER VALUE

Our profitability is still among the highest of the sector …

RoRWA (%)
1.30
1.20
1.35
1.29
2015
1H'16

RoTE (%)
11.0
10.0
11.1
10.5
2015
1H'16
Underlying
Total

RoRWA 1Q'16 (%)
P1 1.7
P2 1.6
P3 1.5
SAN 1.3
P4 1.3
P5 1.3
P6 1.2
P7 1.2
P8 1.1
P9 1.1
P10 1.0
P11 0.9
P12 0.7
P13 0.6
P14 0.5
P15 0.2

RoTE 1Q'16 (%)
P1 15
P2 12
SAN 11
P3 10
P4 8
P5 8
P6 7
P7 7
P8 7
P9 6
P10 6
P11 5
P12 4
P13 4
P14 4
P15 2
Santander
Eurozone banks
British banks
American banks and other European banks

Santander 14

Source: Own calculations based on information published by the banks and Bloomberg. Main Global Competitors: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays,and ING Group

D CREATING SHAREHOLDER VALUE

… and we remain committed to our shareholders

Underlying EPS[1] (euros)

0.115
0.108
0.109
2Q'15
1Q'16
2Q'16

Tangible net asset value per share (euros)

4.07
4.07
4.13
Dec'15
Mar'16
Jun'16

- **The first two interim dividends to be charged to 2016's earnings have been approved:**
  - **1st interim dividend in cash: €0.055 (+10%** vs. 1st interim dividend charged to 2015 earnings)
  - **2nd interim scrip dividend: €0.045**
- **Yield**[2] **(e) 2016: about 5%**

Santander 15

(1) EPS: 0.174 (2Q'15); 0.108 (1Q'16); 0.083 (2Q'16)
(2) Estimated with the dividend to be charged to 2016's earnings scheduled to be proposed at the AGM / 1H'16 average share price

Agenda

- Group performance 1H’16
- **Business areas 1H'16**
- Conclusions
- Appendix
- Glossary

BUSINESS AREAS
Underlying profit 1H'16

Well-diversified results between Europe and the Americas

Argentina, 4%
Other America, 1%
Chile, 6%
UK, 20%
Brazil, 19%
South America
Europe
Spain, 15%
North America
Mexico, 7%
USA, 6%
SCF, 13%
Other Europe, 1%
Poland, 3%
Portugal, 5%

Santander 17

Excluding the Corporate Centre and Real Estate Activity in Spain

SPAIN

1H'16 strategy and highlights

	1H'15	1H'16
1|2|3 Customers (thousand)	290	1,240
Retail Bkg. fee income (y-o-y % change)	-3%	+7%
Customer satisfaction (position)	5º	3º
Cost of credit	0.84%	0.45%

P&L

€ million

	2Q'16	%1Q'16	1H'16	%1H'15
NII + Fee income	1,232	-0.9	2,475	-7.2
Gross income	1,489	-3.5	3,032	-7.3
Operating expenses	-834	-0.3	-1,671	-2.4
Net op. Income	655	-7.3	1,361	-12.8
Loan-loss provisions	-129	-44.3	-360	-42.9
Underlying PBT	444	1.2	882	8.3
Underlying profit	308	0.3	616	7.6

Note: excluding contribution to the SRF in 2Q'16

- Medium and long-term loyalty (+380,000 1|2|3 customers in the first half of 2016)
- **Greater customer satisfaction** reflects the effort made in **service quality**
- **Profit growth** driven by **control of costs** and **lower cost of credit**
- In the second quarter, **stable commercial revenues** and **higher fee income**

Santander 18

SPAIN

Volumes[1] (J'16)
€ billion and % change / Jun'15
Total 157 -2%
Public Institutions 14 -8%
Households mortgages 45 -3%
Other loans to individuals 12 -3%
SMEs and companies 51 +1%
GCB 35 -4%
Loans
Total 219 -4%
Mutual funds 47 +3%
Time Deposits 48 -21%
Demand Deposits 124 +2%
Funds
Customer NIM
%
Yield on loans
2.50 2.32 2.27 2.26 2.14
Cost of deposits
0.56 0.57 0.58 0.50 0.48
2Q'15 3Q 4Q 1Q'16 2Q
NPL ratio and cost of credit
%
NPL ratio
6.91 6.61 6.53 6.36 6.06
Cost of credit
0.84 0.71 0.62 0.54 0.45
J'15 S'15 D'15 M'16 J'16

- **The 1I2I3 strategy is offering good results in terms of individuals and SMEs activity:**
  - Individuals: new lending up 25%, improved fee income and lower cost of deposits
  - SMEs new lending up 18% and greater customer capturing
- **Loans up 1% q-o-q,** driven by the rise in companies (+€1,500 million)
- **Improved customer risk profile:** sharp fall in the cost of credit and NPL ratio

Santander 19

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

UNITED KINGDOM

1H'16 strategy and highlights

	1H'15	1H'16
Digital customers (mill.)	3.6	4.3
Corporate lending growth vs. market	>5 pp	>5 pp
Share of corporates / total loans	13.1%	14.1%
NPL ratio	1.61%	1.47%
Retail customer satisfaction[1]	61.7%	63.5%

P&L

£ million

	2Q'16	%1Q'16	1H'16	%1H'15
NII + Fee income	1,096	-0.8	2,201	-0.4
Gross income	1,180	1.3	2,346	0.9
Operating expenses	-619	1.3	-1,231	0.9
Net op. Income	561	1.2	1,115	0.9
LLPs	-53	n.m.	-58	-15.6
PBT	452	-10.3	956	-0.3
Attributable profit	307	-11.9	656	-11.8

Costs excluding banking reform (-2% / 1H'15)

- **Santander UK´s commitment to its customers and the UK economy remains unchanged**
- **Stable gross income. Higher fee income (1|2|3) offsetting the pressure on NII** (SVR[2] attrition)
- **Operational efficiency** well managed and **robust credit quality** in all **loan books** maintained
- **Attributable profit** impacted by the **introduction** of the **8% bank corporation surcharge in 2016**

Santander 20

(1) Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK
(2) SVR: Standard variable rate

UNITED KINGDOM

Volumes[1]
Var. J'16 / J'15
+1% / 1Q'16
+2% / 1Q'16
+3%
+6%
Loans
Funds
Banking NIM[2]
%
1.85
1.80
1.80
1.78
1.78
2Q'15
3Q
4Q
1Q'16
2Q
1|2|3 World customers
Million
3.0
4.3
4.9
Jun'14
Jun'15
Jun'16
Corporate loans
£ billion
23.1
25.7
28.4
+11%
+11%
Jun'14
Jun'15
Jun'16

- **Solid loan growth across all customer segments,** particularly in corporates
- **1|2|3 customers continues to grow** (+276,000 in 1H'16); +£7.8 bn of **current account balances**
- **Strong corporate lending growth,** maintaining positive momentum in an increasingly competitive environment
- **Mortgage book**: low LTVs and loan-to-income[3] ratios, low average mortgage amounts and diversified geographically

Santander 21

(1) Volumes in local currency. Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds; (2) In local criteria
(3) Relationship between the total amount of the mortgage and the customer's gross income declared in the loan application (income multiple)

BRAZIL

1H'16 strategy and highlights

	1H'15	1H'16
Loyal customers (mill.)	3.1	3.4
Digital customers (mill.)	4.0	5.5
Biometrics (million customers)	0.02	2.4
Cost of credit	4.5%	4.7%
Customer satisfacton[1] (ranking among 5 largest banks)	3º	2º

P&L

€ million

	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	2,583	0.5	4,948	5.8
Gross income	2,703	4.7	5,083	5.9
Operating expenses	-1,046	1.7	-1,993	6.3
Net op. Income	1,657	6.7	3,091	5.6
LLPs	-753	-3.9	-1,473	11.0
PBT	711	23.0	1,248	2.1
Attributable profit	429	10.7	788	5.7

(*) % change on a currency-neutral basis

- Focus on **loyalty, growing digital customers and enhancing customer satisfaction**
- **Attributable profit of €429 million** in 2Q'16, **growing in the quarter and in the first half**
- **Y-o-Y rise in net interest income (+3%) and fee income (+15%) due to good business momentum**
- **Costs** grew at **well below the inflation rate**
- **Provisions** under control, **the lowest of the last four quarters**

Santander 22

(1) Source: Bacen. Complaints ranking: number of complaints filed by customers

BRAZIL

Volumes[1]
€ billion and % change (currency-neutral basis)
Total 72 -2%
Large companies 18 -8%
Companies 11 -2%
SMEs 11 -2%
Consumer finance 7 -8%
Consumer loans to individuals 17 +4%
Mortgage loans to individuals 8 +12%
Loans
Total 82 +5%
Demand deposits 15 -2%
Time deposits 25 -6%
Letras financeiras and other 42 +16%
Deposits
Spread and cost of credit
Spread on loans
7.8% 7.6% 7.7% 7.7% 8.0%
4.5% 4.4% 4.5% 4.6% 4.7%
Cost of credit
2Q'15 3Q 4Q 1Q'16 2Q
NPLs – Over 90 days
Local criteria
National private sector banks
4.0% 3.7% 4.6% 5.1% (May'16)
Santander
3.7% 3.3% 3.2% 3.2%
39%
33%
D'13 D'14 D'15 J'16
% Share of consumer finance and consumer loans to individuals / total SAN portfolio

- **Moderate fall y-o-y in lending** against a backdrop of recession, although with an **improved outlook**
- **Payroll loans** *(consignado[2])*, accounted for the total increase in individuals consumer credit
- **Higher spreads on loans by product / segment**, beginning to reflect in the total
- **The NPL ratio performed better than national private sector banks and main competitors**

Santander 23

(1) Local criteria. Loans excluding repos (2) Loans for which the monthly instalments are debited directly from the customer's payroll or pension

UNITED STATES

1H'16 strategy and highlights

	1H'15	1H'16
Digital customers (thousand)	576	695
C&I loans ($Bn)	18	19
Core deposits ($Bn)	42	44
SC servicing portfolio ($Bn)	13	14
Total cost of credit	3.39%	3.77%

P&L

US$ million

	2Q'16	%1Q'16	1H'16	%1H'15
NII + Fee income	1,983	-1.7	4,001	1.3
Gross income	2,133	-1.6	4,302	-0.2
Operating expenses	-874	2.1	-1,730	8.9
Net op. income	1,259	-4.0	2,572	-5.5
LLPs	-797	-16.0	-1,746	12.4
PBT	446	53.5	737	-33.1
Attributable profit	178	97.7	268	-49.2

Activity[1]

Santander Bank
Var. J'16 / J'15
Santander Consumer USA
Var. J'16 / J'15
0% / 1Q'16
-1% / 1Q'16
0% / 1Q'16
0% / 1Q'16
+4%
+4%
+4%
+9%
Loans
Funds
Loans
Total servicing

- **Focus** on improving **commercial activity**
- **Costs** still **affected** by **investments in technology, franchise** and **regulation**
- **Lower NPLs for the second quarter running**. Y-o-y growth due to a larger portfolio in SC USA and Oil & Gas in Santander Bank
- Stress tests underscore **capital strength**: **second place in CET1** in an adverse scenario

Santander 24

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

SANTANDER CONSUMER FINANCE

1H'16 strategy and highlights

	1H'15	1H'16
Active customers[1] (mill.)	16.9	17.6
Countries incorporated (#) (Banque PSA Finance agreement)	2	8
Cost of credit	0.91%	0.55%
NPL ratio	4.25%	2.95%

P&L

€ million	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	1,061	1.6	2,102	10.4
Gross income	1,068	1.8	2,113	10.4
Operating expenses	-468	-3.4	-951	12.0
Net op. Income	600	6.3	1,162	9.0
Loan-loss provisions	-70	-38.9	-184	-37.1
Underlying PBT	**488**	**18.8**	**898**	**25.6**
Underlying profit	**293**	**16.2**	**544**	**20.9**

Note: excl. contribution to the SRF in 2Q'16
(*) % change on a currency-neutral basis

Activity

Volumes[2]

Var. J'16 / J'15

+4% / 1Q'16
+10% / 1Q'16
+14%
+24%
Loans
New loans

Customer NIM

%
NIM
3.8
3.8
3.7
3.6
3.7
3.1
3.1
3.3
3.1
3.4
NIM net of provisions
2Q'15
3Q
4Q
1Q'16
2Q

- Progress in the **agreement with Banque PSA Finance**. **Belgium, Netherlands and Italy** incorporated in the first half of 2016
- **Greater new lending** in the large units: Spain, Germany and Nordic countries
- **Strong improvement in revenues, cost of credit and NPLs** (reduced for this type of business)
- **Main countries underlying profit**:Germany (€176 mill.); Nordic countries (€134 mill.) and Spain (€102 mill)

Santander 25

Note: Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 1H'16 underlying profit: €623 mill. (+19% /1H'15); 2Q'16: 333 mill. (+15% / 1Q'16) (1) Customers with active contract, excl. SC UK and PSA. (2) Loans excluding repos

ATTRIBUTABLE PROFIT

Other units performed well: growth in customers, volumes and profits

(Detailed information in the appendix)

Mexico	Attributable profit **€289** mill.; **+10%**	• Market share gain in loans • Higher gross income and improved credit quality
Chile	Attributable profit **€248** mill.; **+9%**	• Balanced rise in volumes • Higher commercial revenues (favourable UF impact)
Argentina	Attributable profit **€150** mill.; **+41%**	• Market share gain in loans and deposits • Profit up backed by higher NII (+13%) and fee income (+38%)
Poland	Attributable profit **€139** mill.; **-14%** Attr. profit excluding tax on bank assets: **+2%**	• Higher volumes and commercial revenues • Profit hit by new tax on assets and lower gains on financial transactions. Good management of NII
Portugal	Underlying profit **€210** mill.; **+101%**	• Profits and volumes positively impacted by Banif's incorporation • Rise in 1l2l3 customers and market share gain (particularly in companies)

Santander 26

Note: changes over 1H'15 on a currency-neutral basis

CORPORATE CENTRE

Significant progress made to reduce the Corporate Centre's weight in the Group's total. Costs down 16%

Underlying profit weight / Total Group (%)

29
22
15
1H'15
1H'16
ID 2018

P&L

€ million

	1H'16	1H'15
Gross income	-468	-407
Operating expenses	-246	-293
Provisions and other results	-63	-228
Tax and minority interests	48	-52
Underlying profit[1]	-729	-980

- **Lower revenues** due to fall in gains on financial transactions (hedging)
- **Normalisation of provisions** which in 1H'15 were above average

Santander 27

(1) Excluding one-off items

Agenda

- Group performance 1H'16
- Business areas 1H'16
- **Conclusions**
- Appendix
- Glossary

Our strategic levers enabled good momentum in profits and progress in delivering our 2016 challenges

		2015	1H'16
Increased business activity produced higher fee income	Loyal customers, individuals and companies	+10%; +8%	+9%; +13%
	Digital and mobile customers	+17%; +50%	+23%; +54%
	Loans	+6%	+4%
	Fee income	+4%	+8%
Operational excellence and risk quality	Efficiency ratio	47.6%	47.9%
	Cost of credit	1.25%	1.19%
Capital increase compatible with higher profitability	Fully loaded CET1	10.05%	10.36%
	Underlying RoTE	11.0%	11.1%
	EPS (€)	0.40	0.19 (1st half)
	TNAV per share (€)	4.07	4.13

Santander 29

Note: Year-on-year growth. Gross loans excluding repos and on a currency-neutral basis

A unique diversification to face the current environment

LatAm and Poland 40%

- Higher interest rates
- Economic and business growth
- Potential to grow revenues
- Brazil confirms economic improvement

21% Eurozone

- Negative interest rates
- Economic slowdown
- Low lending volumes

1H'16 Underlying profit
SCF

20% UK

- Lower for longer interest rates
- Uncertainty after Referendum

Consumer Europe 13%

- Profitable business with low interest rates
- Recovering in the auto market

6% USA

- Interest rates hike on hold
- Moderate economic growth

Santander 30

Agenda

- Group performance 1H'16
- Business areas 1H'16
- Conclusions
- **Appendix**
- Glossary

Appendix

Other geographic units results

Global segments results

Group balance sheet

NPL and coverage ratios, and cost of credit

Liquidity and funding

Quarterly income statements

Santander 32

MEXICO

1H'16 strategy and highlights

	1H'15	1H'16
Digital customers (thousand)	722	1,045
Payrolls (thousand)	2,931	3,240
Demand deposits (y-o-y change)	+20%	+24%
SMEs loans (MXN mill.)	58,057	63,934
Cost of credit	2.89%	2.96%

P&L

€ million	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	768	2.9	1,536	12.9
Gross income	786	2.0	1,578	12.7
Operating expenses	-317	1.2	-639	7.8
Net op. Income	469	2.5	939	16.3
Loan-loss provisions	-214	-0.8	-435	19.5
PBT	244	3.3	486	8.6
Attributable profit	146	4.9	289	10.2

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. J'16 / J'15

+5% / 1Q'16
+4% / 1Q'16
+16%
+14%
Loans
Funds

Customer NIM

%
NIM
3.9
3.9
3.7
3.7
3.7
2.5
2.4
2.5
2.3
2.3
NIM net of provisions
2Q'15
3Q
4Q
1Q'16
2Q

- **Market share gain** in loans and deposits reflecting the **commercial strategy** and the **rise** in customers
- **Profit growth driven by commercial revenues (+13%)**
- **Net interest income up 15%** due to larger volumes and better funding structure
- **Enhanced credit quality** with lower NPL ratio and stable cost of credit

Santander 34

(1)) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

CHILE

1H'16 strategy and highlights

	1H'15	1H'16
Loyal customers (thousand)	545	567
Digital customers (thousand)	881	942
Cost of credit	1.68%	1.59%
NPL ratio	5.73%	5.28%
Improved customer satisfaction* (higher in SAN *vs.* peers)	+10 p.p.	+3 p.p.

(*) Y-o-Y performance at May'15 and May'16 (latest available)

P&L

€ million	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	534	4.0	1,043	7.4
Gross income	577	2.7	1,133	6.0
Operating expenses	-237	0.0	-472	4.7
Net op. Income	339	4.7	661	7.0
LLPs	-127	15.7	-237	2.0
PBT	**211**	**-1.9**	**425**	**9.4**
Attributable profit	**126**	**2.6**	**248**	**8.7**

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. J'16 / J'15

+2% / 1Q'16
+1% / 1Q'16
+8%
+8%
Loans
Funds

Customer NIM

% Inflation UF[2]

1H'15: 1.44 1H'16: 1.65

NIM
4.1
3.9
3.7
3.6
3.8
3.1
2.6
2.4
2.7
2.7
NIM net of provisions
2Q'15
3Q
4Q
1Q'16
2Q

- Improved **customer satisfaction** indices, **loyalty and target segments**
- **Higher attributable profit** driven by net interest income and fee income
- **Costs** rose due to those **indexed to exchange rates, personnel and amortisations**
- **Stable provisions in year-on-year terms**. Rise in 2Q'16 over a 1Q'16 that was lower than the average
- **Improved credit quality** (NPL ratio: -45 b.p.)

Santander 35

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Unidad de Fomento

POLAND

1H'16 strategy and highlights

	1H'15	1H'16
Digital customers (thousand)	1,825	1,950
Loyal companies (thousand)	74	85
Cost of credit	1.00%	0.75%
NPL ratio	7.07%	5.84%
Market share in loans	9.5%	10.0%

P&L

€ million

	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	298	2.0	590	5.0
Gross income	345	11.1	656	2.3
Operating expenses	-146	0.9	-291	0.9
Net op. Income	199	20.0	365	3.5
LLPs	-34	3.7	-67	-16.2
PBT	136	22.7	246	-8.5
Attributable profit	75	16.5	139	-13.8

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. J'16 / J'15
+4% / 1Q'16
+3% / 1Q'16
+12%
+7%
Loans
Funds

Customer NIM

%
Yield on loans
4.10
4.01
4.04
3.96
3.98
Cost of deposits
1.13
1.02
0.99
1.03
0.95
2Q'15
3Q
4Q
1Q'16
2Q

- Benchmark bank in **innovation and digital channels**
- **Growth in loans**: mainly in companies (+14%), mortgages (+9%) and cash loans (+10%)
- **Profit hit** by tax on assets. **Excluding it, profit was 2% higher**
- **Good management of net interest income** (+9% y-o-y). Payment of dividends in 2Q (seasonal)
- **Sharp improvement of NPL ratio and cost of credit**

Santander 36

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

PORTUGAL

1H'16 strategy and highlights

	1H'15	1H'16
Loyal individuals (thousand)	490	515
Loyal companies (thousand)	21.4	25.1
Digital customers (thousand)	340	405
Cost of credit	0.38%	0.21%
Loans' market-share	11.0%	14.4%

P&L

€ million

	2Q'16	%1Q'16	1H'16	%1H'15
NII + Fee income	262	-4.0	535	27.9
Gross income	293	-13.0	630	33.6
Operating expenses	-149	-2.9	-303	23.6
Net op. Income	144	-21.4	327	44.4
LLPs	-6	-72.4	-29	-33.3
Underlying PBT	**116**	**-26.4**	**275**	**97.8**
Underlying profit	**89**	**-26.6**	**210**	**101.4**

Note: excluding contribution to the SRF in 2Q'16

Activity

Volumes[1]

Var. J'16 / J'15

-0.3% / 1Q'16
+2% / 1Q'16
+23%
+24%
Loans
Funds

Cost of time deposits – New deposits[2]

%

0.63
0.45
0.34
0.24
0.23
2Q'15
3Q
4Q
1Q'16
2Q

- Focusing on **Banif's integration**
- **Rise in 1|2|3 customers** (41,000 new accounts in 2Q'16)
- **Market share gain (excluding Banif)**, notably in corporates
- Year-on-year profit growth spurred by **higher gross income and lower cost of credit**
- Profit down in **2Q**, following higher results from management of portfolios and fee income in 1Q

Santander 37

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Banif not included

ARGENTINA

1H'16 strategy and highlights

	1H'15	1H'16
Loyal individuals (thousand)	940	996
Loyal companies (thousand)	88	97
Digital customers (thousand)	1,190	1,414
Cost of credit	2.17%	1.96%
NPL ratio	1.53%	1.38%

P&L

€ million	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	274	4.5	539	21.8
Gross income	338	11.3	644	38.3
Operating expenses	-184	2.9	-364	40.1
Net op. Income	154	23.4	280	36.0
Loan-loss provisions	-25	12.7	-48	26.7
PBT	118	19.3	217	33.9
Attributable profit	83	25.9	150	40.9

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. J'16 / J'15

+11% / 1Q'16
+7% / 1Q'16
+46%
+53%
Loans
Funds

Customer NIM

%

NIM
8.6
8.0
7.1
6.1
5.8
7.4
6.7
5.5
5.2
4.8
NIM net of provisions
2Q'15
3Q
4Q
1Q'16
2Q

- **Better environment for banking business**
- **Market share gain** in loans and deposits driven by the expansion plan and commercial strategy
- Profit fueled by the **increase of all revenues lines**
- Costs up due to the **branch network expansion and transformation projects**
- **Lower NPL ratio and cost of credit**

Santander 38

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

OTHER LATIN AMERICAN COUNTRIES

Attributable profit evolution

€ million (currency-neutral)
Uruguay
+57%
27
42
1H'15
1H'16
Peru
+23%
14
17
1H'15
1H'16

- **Focusing on loyalty, transactions and target segments**
- **Double-digit** growth **in volumes**
- Profits driven by **revenues growth**

Santander 39

REAL ESTATE ACTIVITY SPAIN

Activity

Total Balance
€ billion
16.1
16.0
4.4
4.0
Other
3.8
3.8
Net foreclosures
3.1
2.2
Net loans
4.8
6.0
Metrovacesa
Jun'15
Jun'16

Coverage ratio
Jun'16 and % change / Jun'15
+1 p.p.
+0 p.p.
58%
54%
Loans
Foreclosures

P&L

€ million

	1H'16	1H'15	%1H'15
Gross income	11	84	87.5
Operating expenses	-108	-123	-12.1
Provisions	-112	-194	-42.2
Tax recovery	62	69	-10.2
Attributable profit	**-144**	**-163**	**-11.7**

- **Reduction of loan exposures continued at a pace of more than 30%**
- **Stable coverage ratio**
- Lower losses due to **reduced provision needs**

Santander 40

RETAIL BANKING

Activity

€ billion (currency-neutral basis)

Net loans

+5%*
657
687
Jun'15
Jun'16

(*) -3% in euros

Funds

+5%*
671
704
Jun'15
Jun'16

(*) -2% in euros

P&L

€ million

	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	9,329	0.4	18,527	4.9
Gross income	9,673	0.4	19,225	3.0
Operating expenses	-4,553	0.5	-9,045	6.8
Net op. income	5,121	0.3	10,180	-0.2
LLPs	-1,955	-11.0	-4,116	-2.4
Underlying PBT	2,733	10.1	5,216	-0.6
Underlying profit	1,641	5.3	3,195	-3.4

(*) % change on a currency-neutral basis
Note: excluding contribution to the SRF in 2Q'16

- **The retail banking model continued to be transformed** into an increasingly **Simple, Personal and Fair model**
- **Focused** on three main priorities: **customer loyalty, digital transformation and operational excellence**
- **Further development of the multi-channel model,** centred on digital channels
- Progress in achieving our targets. At June, 14.4 million loyal customers (+10% from June 2015) and 19.1million digital customers (+23% from June 2015)

Santander 42

NOTE: Loans excluding repos . Funds: deposits excluding repos + marketed mutual funds

SANTANDER GLOBAL CORPORATE BANKING (SGCB)

Gross income

€ Million (currency-neutral basis)

+14%*
TOTAL 2,548
2,892
Capital & Other 341
424
+25%
Global Markets 720
915
+27%
Financing Solutions & Advisory 674
693
+3%
Global Transaction Banking 813
860
+6%
Customers +12%*
1H'15
1H'16

(*) In euros: total gross income, +2%; customer revenues, +2%

P&L

€ million

	2Q'16	%1Q'16*	1H'16	%1H'15*
NII + Fee income	992	-3.3	2,000	-2.7
Gross income	1,489	4.2	2,892	13.5
Operating expenses	-500	2.7	-985	0.4
Net op. income	989	5.0	1,906	21.7
LLPs	-194	-14.7	-417	42.4
PBT	762	6.7	1,456	16.4
Attributable profit	504	8.3	958	13.1

(*) % change on a currency-neutral basis

- **Customer-focused strategy,** underpinned by the **Division's global capacities and their interconnection** with **local units**
- **Reference positions** in export finance, corporate lending, project finance, among others, in Europe and Latin America
- **Attributable profit up 13% (currency-neutral basis),** underpinned by **strong and diversified customer revenues (+12%)**

Santander 43

BALANCE SHEET

Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

Balance sheet (Jun'16)
€ billion
1,343
1,343
Cash and credit institutions
177
2
Derivatives
98
3
AFS portfolio
101
4
Trading portfolio
60
5
Other*
124
6
Net loans to customers
783
1
Credit institutions
160
Derivatives
118
Other
46
Customer deposits
672
Issues and subordinated liabilities
231
Shareholders' equity & fixed liabilities
116
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 13%
3. Derivatives (with counterparty on the liabilities side): 7% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 9%

Santander 45

Other assets: tangible and intangible assets EUR 54 bn., held-to-maturity portfolio EUR 5 bn., other financial instruments at fair value: EUR 1 bn.; accruals and other accounts EUR 64 bn.

LIQUIDITY AND FUNDING

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Jun'16)
€ billion
Net loans to customers
783
Fixed assets & other
87
Financial assets
170
672
Deposits
60
Securitisations
152
Funding M/LP
132
Equity (99) and other (27)
24
Funding CP
Assets
Liabilities

Commercial Gap: EUR 111.6 bn.

Structural liquidity[1] surplus: EUR 146.0 bn. (14% net liabilities)

Santander 47

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets

LIQUIDITY AND FUNDING

Commercial activity evolution enabled a lower recourse to medium and long- term wholesale funding, without eroding the structural liquidity surplus

Issuances

€ billion

Total
32.8
26.0
M/L term issuance
26.1
19.3
Securitisations1
6.7
6.7
1H'15
1H'16

Diversified issuances – 1H'16

Sterling area, 24%
US$ area, 36%
Euro area, 40%

Santander 48

(1) Placed in the market and including structured finance

NPL, coverage ratios and cost of credit

Santander 49

Non-performing loans and loan-loss allowances. June 2016

Non-performing loans

100%: €36,291 mill.

Other, 14%
Spain, 29%
USA, 5%
Chile, 6%
Mexico, 3%
SCF*, 7%
Brazil, 14%
Poland, 3%
UK, 10%
Portugal, 9%

Loan-loss allowances

100%: €26,317 mill.

Other, 13%
Spain, 20%
USA, 17%
SCF*, 10%
Chile, 4%
Poland, 3%
Mexico, 4%
Portugal, 8%
Brazil, 16%
UK, 5%

Santander 52

Percentage over Group's total
(*) Excluding SCF UK

Spain Real Estate Activity. Exposure and coverage ratios

Coverage by borrowers' situation (June 2016)

€ million

	Gross risk	Coverage Fund	Net Risk
Non-performing	4,640	2,918	1,722
Substandard[1]	203	61	142
Foreclosed real estate	8,286	4,506	3,780
Total problematic assets	13,129	7,485	5,644
Performing loans[2]	286	0	286
Real estate exposure	**13,415**	**7,485**	**5,930**

Total coverage (problematic assets + performing loans)

Provisions / exposure (%)

56%
Total real estate exposure
Mar'16

Non-performing	63%
Substandard[1]	30%
Foreclosed real estate	54%
Total problem. assets	**57%**
Performing loans[2]	0%

Santander 54

(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments

Spain Real Estate Activity. Loans and foreclosures

LOANS

€ Million

	Jun'16	Dec'15	Var.
Finished buildings	2,276	2,735	-459
Buildings under constr.	136	137	-1
Developed land	1,288	1,603	-315
Building and other land	666	699	-33
Non mortgage guarantee	762	785	-23
Total	**5,129**	**5,959**	**-830**

Foreclosed REAL ESTATE (Jun'16)

€ Million

	Gross amount	Coverage	Net amount
Finished buildings	2,260	47%	1,202
Buildings under constr.	943	47%	504
Developed land	2,633	57%	1,126
Building land	2,450	61%	948
Other land	0	--	0
Total	**8,286**	**54%**	**3,780**

Santander 55

Grupo Santander

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	10,563	10,867	10,457	10,336	10,021	10,119	21,429	20,140
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	23,062	21,660
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(10,806)	(10,384)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	12,256	11,275
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(5,071)	(4,613)
Other	(514)	(683)	(716)	(742)	(433)	(544)	(1,197)	(977)
Underlying profit before taxes *	2,990	2,998	2,778	2,173	2,732	2,954	5,988	5,685
Underlying consolidated profit *	2,067	2,059	1,991	1,702	1,922	1,984	4,126	3,906
Underlying attributable profit *	1,717	1,709	1,680	1,460	1,633	1,646	3,426	3,280
Attributable profit	1,717	2,544	1,680	25	1,633	1,278	4,261	2,911

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF

Santander 57

Grupo Santander

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	9,508	9,837	9,939	10,010	10,078	10,063	19,345	20,140
Gross income	10,356	10,543	10,776	10,559	10,784	10,875	20,899	21,660
Operating expenses	(4,901)	(4,966)	(5,087)	(5,239)	(5,177)	(5,208)	(9,867)	(10,384)
Net operating income	5,455	5,577	5,689	5,321	5,607	5,668	11,032	11,275
Net loan-loss provisions	(2,320)	(2,282)	(2,382)	(2,499)	(2,427)	(2,187)	(4,602)	(4,613)
Other	(465)	(629)	(687)	(743)	(439)	(538)	(1,094)	(977)
Underlying profit before taxes *	2,671	2,666	2,620	2,078	2,742	2,943	5,337	5,685
Underlying consolidated profit *	1,841	1,815	1,861	1,623	1,930	1,976	3,656	3,906
Underlying attributable profit *	1,516	1,495	1,562	1,385	1,641	1,638	3,011	3,280
Attributable profit	1,516	2,330	1,562	(50)	1,641	1,270	3,846	2,911

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF

Santander 58

Spain
€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	1,371	1,296	1,251	1,199	1,243	1,232	2,667	2,475
Gross income	1,749	1,522	1,571	1,238	1,543	1,489	3,271	3,032
Operating expenses	(855)	(856)	(863)	(860)	(837)	(834)	(1,711)	(1,671)
Net operating income	894	666	708	379	706	655	1,560	1,361
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)	(129)	(630)	(360)
Other	(44)	(71)	(58)	(89)	(37)	(82)	(116)	(119)
Underlying profit before taxes *	483	331	444	134	438	444	814	882
Underlying consolidated profit *	345	238	317	99	312	314	583	626
Underlying attributable profit *	340	232	311	94	307	308	572	616
Attributable profit	340	232	311	94	307	208	572	515

(*) Excluding contribution to the SRF in 2Q'16

Santander 59

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	949	990	1,011	1,022	1,041	1,061	1,940	2,102
Gross income	959	991	1,018	998	1,045	1,068	1,950	2,113
Operating expenses	(422)	(442)	(443)	(467)	(483)	(468)	(864)	(951)
Net operating income	537	549	575	530	562	600	1,086	1,162
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)	(70)	(299)	(184)
Other	(22)	(36)	(44)	(50)	(39)	(41)	(58)	(80)
Underlying profit before taxes *	348	382	389	383	410	488	730	898
Underlying consolidated profit *	251	272	281	271	293	336	523	629
Underlying attributable profit *	220	241	242	236	251	293	461	544
Attributable profit	220	241	242	236	251	282	461	533

(*) Excluding contribution to the SRF in 2Q'16

Santander 60

Santander Consumer Finance

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	935	970	1,002	1,018	1,043	1,059	1,904	2,102
Gross income	944	971	1,010	994	1,047	1,066	1,915	2,113
Operating expenses	(416)	(434)	(439)	(465)	(484)	(467)	(849)	(951)
Net operating income	529	537	570	529	563	599	1,066	1,162
Net loan-loss provisions	(165)	(128)	(141)	(97)	(114)	(70)	(293)	(184)
Other	(22)	(36)	(44)	(50)	(39)	(41)	(58)	(80)
Underlying profit before taxes *	342	373	385	382	410	487	715	898
Underlying consolidated profit *	247	265	279	271	293	336	512	629
Underlying attributable profit *	216	234	239	236	252	292	450	544
Attributable profit	216	234	239	236	252	281	450	533

(*) Excluding contribution to the SRF in 2Q'16

Santander 61

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	291	301	300	311	292	298	593	590
Gross income	340	336	309	292	311	345	676	656
Operating expenses	(151)	(153)	(146)	(143)	(145)	(146)	(304)	(291)
Net operating income	190	182	162	149	166	199	372	365
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)	(34)	(85)	(67)
Other	(1)	(2)	3	(4)	(22)	(29)	(3)	(51)
Profit before taxes	150	135	125	101	111	136	284	246
Consolidated profit	122	112	99	77	88	108	234	196
Attributable profit	89	82	73	57	64	75	170	139

Santander 62

Poland
PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	1,220	1,232	1,255	1,327	1,275	1,301	2,452	2,576
Gross income	1,427	1,371	1,293	1,247	1,357	1,507	2,798	2,863
Operating expenses	(632)	(626)	(614)	(611)	(632)	(638)	(1,259)	(1,270)
Net operating income	794	745	679	636	724	869	1,539	1,593
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)	(149)	(350)	(294)
Other	(3)	(9)	11	(16)	(97)	(126)	(13)	(223)
Profit before taxes	627	549	526	435	483	593	1,176	1,076
Consolidated profit	512	456	416	331	384	471	968	855
Attributable profit	372	333	306	245	281	327	705	607

Santander 63

Portugal

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	211	208	200	200	273	262	419	535
Gross income	238	234	226	318	337	293	472	630
Operating expenses	(123)	(122)	(124)	(125)	(154)	(149)	(245)	(303)
Net operating income	115	112	102	193	183	144	226	327
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)	(6)	(43)	(29)
Other	(21)	(23)	23	(10)	(2)	(21)	(45)	(23)
Underlying profit before taxes *	72	67	101	178	158	116	139	275
Underlying consolidated profit *	55	49	77	120	122	89	104	211
Underlying attributable profit *	55	49	77	119	121	89	104	210
Attributable profit	55	49	77	119	121	80	104	201

(*) Excluding contribution to the SRF in 2Q'16

Santander 64

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	1,100	1,110	1,092	1,076	1,105	1,096	2,210	2,201
Gross income	1,152	1,173	1,150	1,155	1,166	1,180	2,325	2,346
Operating expenses	(612)	(608)	(605)	(610)	(611)	(619)	(1,220)	(1,231)
Net operating income	540	565	545	545	554	561	1,105	1,115
Net loan-loss provisions	(56)	(12)	6	(15)	(5)	(53)	(69)	(58)
Other	(41)	(36)	(94)	(85)	(45)	(56)	(78)	(101)
Profit before taxes	443	516	457	444	504	452	959	956
Consolidated profit	356	401	350	350	356	316	756	672
Attributable profit	350	394	343	343	349	307	744	656

Santander 65

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	2,962	2,869	2,598	2,534	2,365	2,583	5,831	4,948
Gross income	3,007	2,981	2,656	2,497	2,381	2,703	5,987	5,083
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)	(1,046)	(2,337)	(1,993)
Net operating income	1,820	1,830	1,600	1,438	1,434	1,657	3,650	3,091
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)	(753)	(1,654)	(1,473)
Other	(209)	(263)	(255)	(151)	(177)	(193)	(472)	(370)
Profit before taxes	785	739	533	457	536	711	1,524	1,248
Consolidated profit	532	509	434	350	399	481	1,041	880
Attributable profit	477	452	385	317	359	429	929	788

Santander 66

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	9,522	9,736	10,129	10,570	10,161	10,216	19,258	20,377
Gross income	9,666	10,109	10,362	10,468	10,227	10,708	19,775	20,936
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)	(4,138)	(7,719)	(8,207)
Net operating income	5,851	6,205	6,251	6,072	6,159	6,570	12,056	12,729
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)	(2,972)	(5,464)	(6,066)
Other	(672)	(888)	(975)	(667)	(762)	(763)	(1,560)	(1,524)
Profit before taxes	2,523	2,509	2,139	1,990	2,304	2,835	5,032	5,139
Consolidated profit	1,711	1,726	1,704	1,509	1,716	1,908	3,437	3,624
Attributable profit	1,534	1,536	1,514	1,362	1,540	1,704	3,070	3,245

Santander 67

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	791	834	794	832	767	768	1,625	1,536
Gross income	819	854	794	850	792	786	1,672	1,578
Operating expenses	(355)	(353)	(327)	(334)	(322)	(317)	(708)	(639)
Net operating income	463	501	467	516	470	469	964	939
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)	(214)	(435)	(435)
Other	8	(2)	1	(10)	(6)	(11)	6	(18)
Profit before taxes	260	274	241	291	243	244	535	486
Consolidated profit	201	213	193	224	187	192	414	379
Attributable profit	153	160	143	173	143	146	313	289

Santander 68

Mexico

Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	13,300	14,117	14,479	15,219	15,253	15,690	27,417	30,943
Gross income	13,769	14,450	14,503	15,547	15,745	16,054	28,218	31,800
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)	(6,479)	(11,951)	(12,881)
Net operating income	7,795	8,472	8,526	9,416	9,343	9,576	16,267	18,919
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)	(4,364)	(7,336)	(8,763)
Other	130	(36)	17	(174)	(123)	(233)	93	(356)
Profit before taxes	4,380	4,644	4,412	5,302	4,821	4,979	9,025	9,800
Consolidated profit	3,381	3,606	3,530	4,080	3,724	3,919	6,987	7,643
Attributable profit	2,574	2,704	2,613	3,155	2,839	2,979	5,278	5,818

Santander 69

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	485	593	554	519	509	534	1,078	1,043
Gross income	553	633	606	543	556	577	1,186	1,133
Operating expenses	(238)	(263)	(243)	(260)	(235)	(237)	(501)	(472)
Net operating income	316	370	364	283	321	339	685	661
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)	(127)	(258)	(237)
Other	6	(3)	(4)	4	1	(1)	3	1
Profit before taxes	190	241	207	130	213	211	431	425
Consolidated profit	147	212	182	113	173	181	360	354
Attributable profit	106	147	125	78	122	126	253	248

Santander 70

Chile

Ch$ billion

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	341	406	414	397	393	409	746	802
Gross income	389	432	454	416	430	441	821	871
Operating expenses	(167)	(180)	(182)	(198)	(182)	(182)	(347)	(363)
Net operating income	222	253	272	218	248	260	475	508
Net loan-loss provisions	(92)	(86)	(113)	(119)	(84)	(98)	(178)	(182)
Other	4	(2)	(3)	3	1	(0)	2	1
Profit before taxes	134	165	155	103	165	162	298	327
Consolidated profit	104	146	136	89	134	138	249	272
Attributable profit	74	101	94	61	94	96	175	190

Santander 71

United States

$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	1,940	2,011	2,019	2,014	2,018	1,983	3,951	4,001
Gross income	2,101	2,210	2,169	2,167	2,168	2,133	4,311	4,302
Operating expenses	(783)	(806)	(858)	(907)	(856)	(874)	(1,589)	(1,730)
Net operating income	1,318	1,404	1,311	1,260	1,312	1,259	2,722	2,572
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)	(797)	(1,553)	(1,746)
Other	(21)	(46)	(41)	(56)	(72)	(16)	(67)	(88)
Profit before taxes	579	524	436	150	291	446	1,102	737
Consolidated profit	401	350	294	73	177	285	751	462
Attributable profit	289	239	207	17	90	178	528	268

Santander 72

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	1H '15	1H '16
NII + Fee income	(222)	(138)	(139)	(142)	(173)	(192)	(360)	(366)
Gross income	(230)	(177)	(56)	(32)	(223)	(244)	(407)	(468)
Operating expenses	(142)	(150)	(142)	(112)	(126)	(120)	(293)	(246)
Net operating income	(372)	(327)	(199)	(144)	(349)	(365)	(699)	(714)
Net loan-loss provisions	(1)	2	(1)	26	1	(5)	1	(3)
Other	(98)	(132)	(148)	(130)	(5)	(55)	(230)	(60)
Underlying profit before taxes *	(470)	(457)	(348)	(247)	(353)	(424)	(928)	(777)
Underlying consolidated profit *	(465)	(489)	(392)	(117)	(317)	(418)	(955)	(735)
Underlying attributable profit *	(491)	(489)	(395)	(119)	(311)	(418)	(980)	(729)
Attributable profit	(491)	346	(395)	(1,554)	(311)	(666)	(145)	(977)

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs

Santander 73

Agenda

- Group performance 1H'16
- Business areas 1H'16
- Conclusions
- Appendix
- **Glossary**

Glossary - Acronyms

- **AFS:** Available for sale
- **Bn:** Billion
- **CET1:** Common equity tier 1
- **C&I:** Commercial and Industrial
- **DGF**: Deposit guarantee fund
- **FL:** Fully-loaded
- **EPS:** Earning per share
- **GoFT:** Gains on financial transactions
- **LTV:** Loan to Value
- **LLPs:** Loan-loss provisions
- **MXN:** Mexican Pesos
- **NII**: Net interest income
- **NIM:** Net interest margin
- **NPL:** Non-performing loans
- **n.m.:** Non meaningful
- **PBT:** Profit before tax
- **P&L:** Profit and loss
- **RoRWA:** Return on risk-weighted assets
- **RWA:** Risk-weighted assets
- **RoTE:** Return on tangible equity
- **SCF:** Santander Consumer Finance
- **SC USA:** Santander Consumer USA
- **SGCB:** Santander Global Corporate Banking
- **SMEs:** Small and Medium Enterprises
- **SRF:** Single Resolution Fund
- **ST:** Short term
- **SVR:** Standard variable rate
- **TNAV:** Tangible net asset value
- **UF:** Unidad de fomento (Chile)
- **Y-o-Y:** Year on Year
- **UK**: United Kingdom
- **US**: United States

Santander 75

Thank you

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be

Simple | Personal | Fair

Santander

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 29, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer